As filed with the Securities and Exchange Commission on October 3, 2014

Registration No. 333-197441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STATE NATIONAL COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	6331	26-0017421
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1900 L. Don Dodson Drive
Bedford, Texas 76021

(817) 265-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Cleff
Executive Vice President of Business Affairs,
General Counsel and Secretary
1900 L. Don Dodson Drive
Bedford, Texas 76021

(817) 265-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Brett Pritchard

Locke Lord LLP

111 South Wacker Drive

Chicago, Illinois 60606

(312) 443-0700

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  Neither we nor the selling shareholders are using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any jurisdiction where the offer or sale of the securities is not permitted.

Subject to Completion, Dated October 3, 2014

30,578,500 Shares of Common Stock, $0.001 Par Value Per Share

This prospectus relates solely to the resale of up to an aggregate of 30,578,500 shares of our common stock by the selling shareholders identified in this prospectus.  The selling shareholders acquired the shares of common stock offered by this prospectus in a private placement in June 2014 in reliance on exemptions from registration under the Securities Act of 1933, as amended, and pursuant to our 2014 Stock Incentive Plan. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. See “Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders” beginning on page 114 in this prospectus for a description of the selling shareholders.

The selling shareholders will receive all proceeds from their sale of shares of our common stock, and therefore we will not receive any of the proceeds from their sale of shares of our common stock. The shares which may be resold by the selling shareholders constituted approximately 69% of our issued and outstanding common stock on October 1, 2014.

Prior to the offering pursuant to this prospectus, there has been no public market for our common stock. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SNC.”

Because all of the shares being offered under this prospectus are being offered by the selling shareholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. We are aware that, prior to the date of this prospectus, certain qualified institutional buyers who purchased shares of our common stock in a private offering that closed in June 2014 have traded shares of our common stock through the FBR PlusTM System, which is operated by FBR Capital Markets & Co. (“FBR”), at prices per share ranging from $10.00 to $10.75 during the period from the closing of the private placement to October 1, 2014 (the date of the most recent trade known to us).  Until shares of our common stock are regularly traded or listed on a national securities exchange, we expect that the selling shareholders initially will sell their shares at prices per share between $10.00 and $10.75, if any shares are sold, and thereafter at prevailing market prices or privately negotiated prices. See “Plan of Distribution.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements.  See “Summary—We are an Emerging Growth Company.”

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 14 for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2014

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CERTAIN IMPORTANT INFORMATION

This Prospectus

You should rely only on the information contained in this prospectus.  We have not authorized any other person to provide you with information that is different from that contained in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  The selling shareholders are offering to sell and seeking offers to buy our common stock only in jurisdictions where such offers and sales are permitted.  You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.  Our business, financial condition, results of operations and prospects may have changed since that date.  Information contained on our website, or any other website operated by us, is not part of this prospectus.

Frequently Used Terms

In this prospectus, unless the context suggests otherwise:

•                  references to “the Company,” “we,” “us” or “our” refer to State National Companies, Inc. and all of its consolidated subsidiaries;

•                  references to “State National” refer solely to State National Companies, Inc.;

•                  references to our “insurance company subsidiaries” refer to State National Insurance Company, Inc., a Texas-domiciled insurance company (“SNIC”), and its wholly-owned subsidiaries, National Specialty Insurance Company, a Texas-domiciled insurance company (“NSIC”) and United Specialty Insurance Company, a Delaware-domiciled insurance company (“USIC”). State National Intermediate Holdings, Inc. (“SNIH”) is an indirect subsidiary of State National and an intermediate holding company of SNIC and its wholly-owned subsidiaries, NSIC and USIC;

•                  all share amounts indicated herein have been adjusted to reflect a 736 for 1 stock split in the form of a stock dividend of shares of our common stock that was effected prior to the completion of the private placement;

•                  references to “Program Services” refer to the business segment through which we leverage our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide access to the U.S. property and casualty insurance market in exchange for a ceding fee;

•                  references to “expansive licenses” refer to the broad licensing of our insurance subsidiaries to write insurance in the U.S.  SNIC and NSIC are admitted carriers licensed to write property and casualty business in all 50 states and the District of Columbia. USIC is an admitted carrier in Delaware and is eligible to write surplus lines in all 50 states and the District of Columbia.

•                  references to “issuing carrier” arrangements refer to our fronting business in our Program Services segment in which we write insurance on behalf of a capacity provider and then reinsure the risk under these policies with the capacity provider in exchange for ceding fees;

•                  references to “capacity providers” refer to the foreign and domestic reinsurers, insurers and institutional risk investors that access U.S. property and casualty insurance market through our Program Services or issuing carrier business;

•                  references to “GAs” refer to general agents who sell, control and administer books of insurance business that are supported by third-party reinsurers;

•                  references to “ceding fees” refer to the fees we collect and earn in our Program Services segment from our GAs to compensate us for acting as the issuing carrier. These fees do not represent compensation for underwriting and policy acquisition expenses, because we do not incur those costs in our issuing carrier arrangements;

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•                  references to “Lender Services” refer to the business segment through which we provide CPI and certain ancillary insurance products to credit unions, banks and specialty finance companies;

•                  references to “CPI” refer to collateral protection insurance, which insures personal automobiles, light trucks, SUVs and other vehicles held as collateral for loans made by credit unions, banks and specialty finance companies;

•                  references to “reinsurer” refer to a company that assumes reinsurance risk;

•                  references to “quota share reinsurance” refer to reinsurance under which the insurer (the “ceding company”) transfers, or cedes, a fixed percentage of liabilities, premium and related losses for each policy covered on a pro rata basis in accordance with the terms and conditions of the relevant agreement; and

•                  “private placement” refers to our June 25, 2014 sale of 31,050,000 shares of our common stock in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

All of the trade names and trademarks included in this prospectus are the property of their respective owners.

Market and Industry Data

Market and industry data used in this prospectus have been obtained from independent sources and publications as well as from research reports prepared for other purposes. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 14 of this prospectus and the financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Overview

We are a leading specialty provider of property and casualty insurance operating in two niche markets across the United States.  In our Program Services segment, we leverage our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide access to the U.S. property and casualty insurance market in exchange for a ceding fee.  In our Lender Services segment, we specialize in providing collateral protection insurance, or CPI, which insures personal automobiles, light trucks, SUVs and other vehicles held as collateral for loans made by credit unions, banks and specialty finance companies. Our founding shareholders started our CPI business in 1973 and our Program Services business in 1979. Both of these businesses have a long track record of profitable operations.

Our Program Services segment generates significant fee income, in the form of ceding fees, by offering issuing carrier capacity to both specialty general agents or other producers (“GAs”), who sell, control, and administer books of insurance business that are supported by third parties that assume reinsurance risk, or reinsurers, domestic and foreign insurers and institutional risk investors (“capacity providers”) that want to access specific lines of U.S. property and casualty insurance business.  Issuing carrier arrangements refer to our business in which we write insurance on behalf of a capacity provider and then reinsure the risk under these policies with the capacity provider in exchange for ceding fees. Our broad licensing authority, strong A.M. Best “A” (Excellent) rating, which is the third highest out of fifteen rating categories used by A.M. Best, and track record of over 25 years of profitable operations allow us to act as the policy-issuing carrier for business produced by GAs or insurers.  According to A.M. Best, “A” ratings are assigned to insurers that have an excellent ability to meet their ongoing financial obligations to policyholders.

We reinsure substantially all of the underwriting and operating risks in connection with our issuing carrier arrangements to our capacity providers. In many cases, we hold significant collateral to secure the associated reinsurance recoverables. We have ceded over $10 billion in premiums over 25 years with no unpaid reinsurance recoverables.  Because we generally only write in these lines on a fronting or issuing carrier basis, GAs and reinsurers can be confident that we will not compete with them with respect to the business they write through us. In exchange for providing our insurance capacity, licensing and rating to our GA and capacity provider clients, we receive ceding fees averaging in excess of 5% of gross written premiums. For the year ended December 31, 2013, our Program Services segment generated approximately $691 million in gross written premium, $32.9 million of earned ceding fees and $20.5 million in pre-tax income.

Our Lender Services segment generates premium from providing collateral protection insurance, or CPI, to our credit union, bank and specialty finance clients.  Our principal product in this segment is CPI. Lenders purchase CPI to provide coverage for automobiles or other vehicles of borrowers who do not uphold their obligation to insure the collateral underlying the loan. Our lender clients pay us directly for CPI and then add the cost of CPI to the borrower’s loan. Our CPI business is fully vertically integrated: we manage all aspects of the CPI business cycle, including sales and marketing, policy issuance, policy administration, underwriting and claims handling.  We believe that we are the only vertically integrated CPI provider focused primarily on this product offering, and that the breadth and flexibility of our services enable us to provide our lender clients with responsive and customized policy terms, services and reporting to better serve their needs.  We service our CPI clients through InsurTrak, our proprietary technology platform that allows both us and our clients to track and manage a CPI program. We believe our InsurTrak system is highly scalable with the capacity to service a much larger volume of business without significant changes to the system. As of June 30, 2014, we had over 600 CPI clients and were servicing over 3.9 million CPI loans.

We have an exclusive relationship with CUNA Mutual to provide CPI.  CUNA Mutual is a leading insurance company focused on providing a range of insurance products to credit unions in the U.S. This alliance provides us access to approximately 95% of the nation’s credit unions through CUNA Mutual’s substantial sales force and has enabled us to achieve a leading market share of approximately 25% in our core credit union CPI market. We have recently amended our relationship with CUNA Mutual to increase our retention of the business subject to the alliance to 70% from 50% for policies written on or after July 1, 2014. In addition, our integrated CPI platform and InsurTrak have contributed to our ability to write business for credit unions, banks and specialty finance companies.  We believe that banks and specialty finance companies present significant growth opportunities for this business. For the year ended December 31, 2013, our Lender Services segment generated $118.9 million in gross written premium, $87.8 million in net written premium and pre-tax income of $15.8 million.

We write our insurance business through our three insurance company subsidiaries, which have expansive licenses to write insurance in the U.S. State National Insurance Company, Inc., or SNIC, and National Specialty Insurance Company, or NSIC, are admitted carriers licensed to write property and casualty business in all 50 states and the District of Columbia.  United Specialty Insurance Company, or USIC, is an admitted carrier in Delaware and is eligible to write surplus lines in all 50 states and the District of Columbia.  A surplus lines insurer is not directly regulated by the insurance departments in the states in which it writes and as a result has more latitude when insuring hard-to-place risks found in the surplus lines market. Having both admitted and surplus lines authority allows us to provide a broader and more flexible product offering in our issuing carrier business. These companies operate under an intercompany pooling agreement in order to take advantage of our strong “A” (Excellent) group rating from A.M. Best.

Our long history of profitable operations has enabled us to maintain our “A” (Excellent) A.M. Best rating while writing gross premiums in excess of $800 million in 2013 on approximately $145 million of shareholders’ equity, or over five times operating leverage at December 31, 2013. As of June 30, 2014, we had total assets of approximately $1.9 billion. The following table sets forth selected financial data for the periods presented:

	Six Months Ended June 30		Year Ended December 31
($ in thousands)	2014	2013	2013	2012	2011
Program Services
Gross written premium	$436,085	$246,444	$691,067	$530,621	$613,368
Net written premium	(16)	(1,044)	(1,018)	1,141	2,431
Ceding fees	20,858	13,695	32,898	32,379	30,455
Pre-tax income	15,793	8,710	20,526	21,090	23,972

Lender Services
Gross written premium	$55,290	$50,733	$118,898	$104,200	$99,466
Net written premium	40,690	37,854	87,791	78,024	77,872
Pre-tax income (loss)	(12,622)	5,543	15,793	9,924	8,623

Consolidated
Gross written premium	$491,375	$297,176	$809,965	$634,821	$712,834
Net written premium	40,674	36,810	86,773	79,165	80,303
Ceding fees	20,858	13,695	32,898	32,379	30,455
Pre-tax income (loss)	(21,342)	3,843	25,498	20,537	32,877
Net income (loss)	(2,793)	1,788	22,711	15,882	27,906
Adjusted net income (1)	13,395	8,688	22,084	19,651	21,570

(1)         Adjusted net income is considered a non-GAAP financial measure because it reflects the following adjustments to net income, which is the most directly comparable measure calculated in accordance with GAAP: the pro forma provision for income taxes as if the Company had been treated as a C Corporation for each period presented, and the exclusion (net of tax benefit) of the increase in the Company’s deferred tax asset as a result of the conversion to C Corporation status, the amount of founder special compensation and the non-recurring offering-related expenses and contract modification expense related to the amendment to our alliance agreement with CUNA Mutual.  Management believes this measure is helpful to investors because it provides comparability in evaluating core financial performance between periods.  For a reconciliation showing the effects of these adjustments to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Consolidated Results of Operations.”

Our Business Segments and Services

We have two primary business segments, Program Services and Lender Services.

•                  Program Services — Our Program Services segment is an issuing carrier business. We leverage our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide access to the U.S. property and casualty insurance market to capacity providers in exchange for a ceding fee. Through our issuing carrier business, we write a wide variety of insurance products, principally including general liability insurance, commercial liability insurance, commercial multi-peril insurance, property insurance and workers compensation insurance.  We are able to reinsure substantially all of the underwriting and operating risks associated with our issuing carrier arrangements to our capacity providers. We mitigate the credit risk of our capacity providers generally by either selecting well capitalized, highly rated authorized reinsurers or requiring that the reinsurer post substantial collateral to secure the reinsured risks.

•                  Lender Services — Our Lender Services segment specializes in providing CPI, which insures personal automobiles and other vehicles held as collateral for loans made by credit unions, banks and specialty finance companies.  Our lender clients pay us directly for CPI and then add the cost of CPI to the loans of borrowers who do not uphold their obligation to the lender to insure the collateral underlying the loan. We also provide ancillary insurance products that currently are not actively marketed.

Our Competitive Strengths

We believe that our specialized business model provides us with the following competitive strengths:

•                  Successful and Focused U.S. Specialty Platform.  We have a track record of over 25 years of success in the CPI and issuing carrier markets in the U.S. with leading market positions in these two businesses.  We believe that our focus on these two niche markets provides us with the opportunity for achieving superior long-term growth and profitability. Our pre-tax income in our Program Services segment was $24.0 million, $21.1 million and $20.5 million for the years ending December 31, 2011, 2012 and 2013, respectively. Our pre-tax income in our Lender Services segment was $8.6 million, $9.9 million and $15.8 million for the years ending December 31, 2011, 2012 and 2013, respectively.

•                  Efficient, Fee-Based Issuing Carrier Business Model. We have a specialized issuing carrier model providing specialty GAs and capacity providers with access to our “A” (Excellent) rating from A.M. Best, expansive licensing and reputation in exchange for ceding fees averaging in excess of 5% of gross premiums written. For 2013, our Program Services segment generated approximately $691 million of gross written premium and approximately $39.7 million of ceding fees, of which approximately $32.9 million was earned during 2013. We have ceded over $10 billion in premiums over 25 years with no unpaid reinsurance recoverables. We reinsure substantially all liabilities associated with our issuing carrier arrangements and require our GAs (with capacity providers either providing some of these services directly or being responsible for the performance by the GAs) to handle all the services associated with policy administration, claims handling, cash handling, underwriting and other traditional insurance company services.  As a result, we generally retain little risk other than the credit risk of the capacity provider, and we incur minimal incremental expense on additional premium volume produced. Using our model, we are able to generate significant gross written premiums on a relatively small capital base compared to other insurance carriers. We believe that our long track record of success in this market and credibility with A.M. Best enables us to maintain our “A” rating with a relatively high operating leverage that we expect would be difficult for a competitor to obtain.

•                  Vertical Integration and Proprietary Technology in CPI Business.  We believe that we are the only fully vertically integrated CPI provider focused primarily on this product offering, in that our operations cover sales, policy issuance, policy administration, underwriting, claims handling and all other aspects of the CPI business cycle.  Our integration enables us to provide our lender clients with responsive and customized policy terms, services and reporting to better serve their needs.  We believe that other CPI market participants that contract out distribution, policy issuance or other functions of the business are not as well positioned to adapt to market and product changes and offer customized solutions as we are. In addition, our proprietary insurance tracking system, InsurTrak, delivers real-time visibility to us and our clients into current borrower insurance information. This versatile and scalable system can be easily customized for each client at little incremental cost to us. As of June 30, 2014, we were monitoring insurance status for approximately 3.9 million CPI loans for over 600 lender clients.

•                  Profitable, Low Risk Business Model.  Through our specialized Program Services and Lender Services businesses, we are able to generate profits with limited underwriting risk in our insurance subsidiaries.  We have operated our business profitably for over 25 years. We are able to do this in our Program Services business by generating significant ceding fees on gross premiums written and reinsuring substantially all of the risk inherent in the issuing carrier arrangement to our capacity providers, except for the credit risk of the capacity providers, which we mitigate by careful client selection, credit underwriting and, in many cases, significant collateral requirements.  Our Program Services business earned ceding fees of approximately $32.9 million, $32.4 million and $30.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Because we control all aspects of the CPI business operations, we can readily customize our product coverage and reporting to each client. We underwrite each of our lender client accounts and have the ability to move quickly to reprice the business in response to market or financial changes. Our fully vertically integrated CPI business historically has had high frequency but low severity losses and has produced attractive net combined ratios of 85.1%, 91.4% and 93.1% for the years ended December 31, 2013, 2012 and 2011, respectively.  The net combined ratio is the sum of the net loss ratio and the net expense ratio, as each is described below, and is a measure of the overall profitability of our Lender Services business, measuring its underwriting profitability and operational efficiency.

•                  Strong Competitive Position. We believe that our long track record with A.M. Best, insurance regulators and business partners, our specialized business model with significant operating leverage, our experience in assessing and monitoring credit risks and our willingness to refrain from writing primary business that competes with our capacity providers create meaningful market requirements for competitors that may desire to enter the Program Services business. We also believe that our fully vertically integrated CPI business, proprietary technology platform, access to approximately 95% of the credit union market through our exclusive relationship with CUNA Mutual and our 40-year track record of focusing on the CPI market give us a significant competitive advantage in our Lender Services business.

•                  Proven Leadership and Experienced Management Team.  We have a highly experienced and capable management team that is led by Terry Ledbetter, our co-founder and Chairman, President and Chief Executive Officer. Our senior executives have an average of over 22 years of experience with us. Our management team enjoys strong relationships, experience and reputation with rating agencies, insurance regulators and business partners. Utilizing our profitable, specialized business model, our management has positioned us for further growth in the future.

Our Growth Strategies

We intend to continue our profitable growth by focusing on the following strategies:

•                 Capitalize on Positive Market Opportunities. We believe that recently improved macroeconomic conditions, including rate hardening in property and casualty insurance lines and increasing automobile sales, should provide us with more growth opportunities in both of our business segments. Recent downgrades of certain insurance companies have, and we believe that future downgrades of other insurance companies will, create increased demand for our issuing carrier capacities.  We believe that the increased role of capital markets alternatives to reinsurance, the capitalization of recent hedge fund-backed reinsurers and the growth of the off-shore reinsurance market generally, including syndicates of Lloyd’s of London and Bermuda-based reinsurers, should drive demand for our services, as these firms typically do not have direct access to the U.S. market. In our CPI business, we believe that organic growth from our existing lender clients is, and potential new business from banks and specialty finance companies, will be, driven by overall growth in lenders’ portfolios as a result of rising automobile sales, higher average auto loan sizes and increasing credit availability.

•                  Expand Direct Relationships with Capacity Providers and Specialty GAs.  Historically, our issuing carrier capacity has been constrained by the size of our capital base, and we have relied on our relationship-driven channels to generate new issuing carrier business with only a modest sales and marketing effort. In addition, we have historically relied on brokers to identify GAs in need of an issuing carrier.  With the additional capital from the private placement, we can address what we believe is increased demand from domestic and international carriers and institutional risk investors. We are seeking to further institutionalize the sales process by building more direct relationships with GAs and capacity providers and by hiring fully-dedicated sales staff.  Recent meetings by our senior executives with capacity providers in London and Bermuda and a direct marketing campaign with GAs have produced new business and viable leads.  We plan to continue such efforts to further expand our issuing carrier business.

•                  Expand Our CPI Business within the Banking and the Specialty Finance Company Market.  Because of our exclusive relationship with CUNA Mutual, we have focused our CPI business primarily on credit unions. As a result, our penetration in the CPI market for banks and specialty finance companies is low. However, we believe that the CPI market for banks, particularly regional and smaller banks, and specialty lenders is substantially larger than the credit union market and that the specialty finance company market is potentially more attractive to CPI providers due to higher incidences of borrowers’ failing to obtain or maintain the required insurance. We believe that the banking and specialty financing sector represents a significant growth opportunity for us. We recently have begun devoting additional sales and marketing efforts towards this market and are seeking to hire additional dedicated sales staff to address the bank and specialty lender markets. We expect these efforts to further increase the overall amount of CPI business we write.

Our History

The Ledbetter family founded a small general agency in 1973 selling CPI exclusively in Texas. By the late 1970s, the Company began to expand the CPI business beyond Texas.

We acquired the management contract for a Texas county mutual company (the “County Mutual”) in 1979 to accommodate the growth of its CPI business and to reduce operating costs.  The management contract enabled us to retain the profits generated from business we originated.  After acquiring the management contract for the County Mutual, we received inquiries from other carriers and GAs seeking to access the Texas non-standard automobile market, and recognized the opportunity to act as an issuing carrier.  The volume of business that the County Mutual wrote as an issuing carrier grew significantly.  Most of this business was non-standard automobile insurance in the state of Texas, and all of this business was 100% reinsured. No A.M. Best rating was required and the County Mutual was able to write at very high leverage ratios.  At one time, the County Mutual wrote approximately $400 million of premium on approximately $2 million of capital and surplus.  This high degree of leverage, the related reinsurer credit underwriting undertaken to support that leverage, and the significant collateral held against potential losses, were the foundation of our Program Services business model.  After legislative changes reduced the advantages of the county mutual model, we sold the management contract controlling the County Mutual in 2009.

In 1984, we formed SNIC to write our CPI business directly. SNIC received an “A” (Excellent) rating from A.M. Best in 1993, and has maintained the rating for over 20 years.  To utilize excess capital in SNIC, we expanded our issuing carrier operations outside of Texas.

In 1999, we acquired NSIC, an inactive insurance company licensed to write business in 21 states, and later expanded its licensing to all 50 states in order to write program business on an unrated basis. NSIC later became a subsidiary of SNIC in order to enjoy SNIC’s “A” (Excellent) A.M. Best rating.  We formed USIC in 2006 to write coverage on an excess and surplus basis.

In July of 2009, we formed an exclusive relationship with CUNA Mutual, a leading provider of insurance products to credit unions. This alliance provides us with access to their sales force of approximately 200 people and over 95% of the credit union market and has significantly increased our CPI business.  Additionally, over the last 15 years, we have expanded our CPI business through opportunistic acquisitions of multiple CPI agencies and books of business.

Our co-founders, Lonnie Ledbetter and Terry Ledbetter, have been instrumental in developing and growing our business.  Prior to the completion of the private placement, management responsibilities were shared equally between the co-founders, with Lonnie serving as Chairman and Chief Executive Officer and Terry serving as President.  On a day-to-day basis, Lonnie led the Lender Services segment while Terry led the Program Services segment.  In early 2013, Lonnie was diagnosed with cancer and has undergone treatment.  Since then, Terry has assumed most of the day to day responsibilities for both segments of the Company.  Upon completion of the private placement, Lonnie (age 71) retired and began a one-year consultancy with the Company, and Terry assumed the role of Chief Executive Officer and Chairman, in addition to his title of President.

Our Challenges and Risks

Our company and our business are subject to numerous risks.  As part of your evaluation of our business, you should consider the challenges and risks we face in implementing our business strategies, as described in the section of this prospectus entitled “Risk Factors.” Some of the principal risks related to our business include the following:

•                  Reinsurer credit risk.  In our Program Services segment, we write insurance on behalf of our capacity providers and reinsure substantially all of the risk under these policies in exchange for ceding fees. However, as the issuer of the policies, we remain directly liable to these policyholders. In 2013, we wrote insurance policies with approximately $691 million in gross written premiums through our issuing carrier business. If any of our reinsurers becomes insolvent, or otherwise refuses to pay policyholder claims in a timely manner, our liability for these claims could materially and adversely affect our financial condition and results of operations.

•                  A.M. Best rating.  We rely on our “A” rating from A.M. Best to operate our issuing carrier business and our Lender Services business.  There can be no assurances that our insurance subsidiaries will be able to maintain this rating.  Any downgrade in ratings would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with clients that might move to other companies with higher ratings. If we lost our “A” rating, our capacity providers likely would seek a higher rated issuing carrier to write their business.  Our Lender Services segment also would be adversely affected if a large number of our accounts were to require an insurer with an “A” rating.

•                  Regulatory risk.  In our Program Services segment, we enter into issuing carrier arrangements with capacity providers that wish to access insurance markets in states in which they are not licensed. The capacity provider administers the business and reinsures substantially all of the risks, and we receive a ceding fee. Some state insurance regulators may object to issuing carrier arrangements.  If regulators were to object to an issuing carrier arrangement, our Program Services business could be adversely affected.  In our Lender Services segment, we provide lender-placed automobile insurance to financial institutions.  A similar product, lender-placed residential hazard insurance, has come under increased regulatory scrutiny and has been subject to recent regulatory changes at both the federal and state levels.  If lender-placed automobile insurance becomes subject to similar regulatory scrutiny and is affected by regulatory changes, our CPI business could be adversely affected.  Either of these regulatory outcomes could have a material adverse effect on our business, financial condition and results of operations.

Subchapter S Corporation Status

Prior to the completion of the private placement, we elected for our parent company to be taxed for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code and our subsidiaries (other than our insurance subsidiaries and their intermediate holding company) to be pass-through entities for federal income tax purposes. As a result, prior to the completion of the private placement, the income for our parent company and pass-through subsidiaries was not subject to, and we did not pay, U.S. federal income taxes, and no provision or liability for federal or state income tax for our parent company has been included in our consolidated financial statements. Unless specifically noted otherwise, any amounts of our consolidated net income or our basic or diluted earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in this prospectus, do not reflect any provision for or accrual of any expense for federal income tax liability for our Company for any period presented. The tax provision, assets and liabilities that are reflected in our consolidated financial statements represent those for our insurance subsidiaries, SNIC, NSIC and USIC, and SNIH, as those entities are “C” corporations. Upon the completion of the private placement, our status as a Subchapter S corporation terminated and our income became subject to U.S. federal income taxes.

Corporate Structure

Our corporate structure is as follows:

Private Placement

On June 25, 2014, we completed the sale of an aggregate of 31,050,000 shares of our common stock in a private placement exempt from registration under the Securities Act, which we refer to in this prospectus as the private placement, and received net proceeds of approximately $280.6 million.  In the private placement, FBR Capital Markets & Co., or FBR, acted as the initial purchaser for the shares sold to investors pursuant to Rule 144A and Regulation S under the Securities Act, and as placement agent for the shares sold to investors pursuant to Regulation D under the Securities Act.  The shares of common stock were sold to investors at an offering price of $10.00 per share, except for 575,000 shares that were sold to FBR and an affiliate of FBR at a price of $9.30 per share, representing the offering price per share sold to other investors less the amount of the initial purchaser discount or placement agent fee per share in the private placement.  We determined the offering price per share in the private placement in consultation with FBR.  In making such determination we considered many factors, including our business strategy and the amount of capital we needed to raise in the private placement to implement our business strategy, the market demand for our stock and our capital structure.

Of the net proceeds from the private placement, we used approximately (i) $190.6 million to purchase 21,030,294 shares of our common stock from certain of our shareholders pursuant to a stock redemption agreement we entered into with them prior to the private placement at a per share price equal to the net proceeds, after allocable expenses, per share that we received from the private placement, (ii) $17.8 million to make pre-tax payments to CUNA Mutual pursuant to the recent amendment to our Collateral Protection Alliance Agreement with CUNA Mutual, which we refer to as the alliance agreement, to increase our retention of the business subject to the alliance and (iii) $50 million to contribute to the capital of our insurance subsidiaries. We intend to use the remainder of the net proceeds for general corporate purposes.

In connection with the private placement, we entered into a registration rights agreement for the benefit of the holders of the shares sold in the private placement, which are being registered pursuant to the registration statement of which this prospectus is a part. See “Description of Capital Stock—Registration Rights—Purchasers in the Private Placement.”

Determination of Offering Price for This Offering

Because all of the shares being offered under this prospectus are being offered by the selling shareholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. We are aware that, prior to the date of this prospectus, certain qualified institutional buyers who purchased shares of our common stock in a private offering that closed in June 2014, have traded shares of our common stock through the FBR PlusTM System, which is operated by FBR Capital Markets & Co. (“FBR”), at prices per share ranging from $10.00 to $10.75 during the period from the closing of the private placement to October 1, 2014 (the date of the most recent trade known to us).  Until shares of our common stock are regularly traded or listed on a national securities exchange, we expect that the selling shareholders initially will sell their shares at prices per share between $10.00 and $10.75, if any shares are sold, and thereafter at prevailing market prices or privately negotiated prices. See “Plan of Distribution.”

We are an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure obligations and reductions in other requirements that are otherwise applicable generally to public companies for up to five years following the effectiveness of the registration statement of which this prospectus is a part. We intend to take advantage of certain of the reduced disclosure requirements applicable to emerging growth companies, including the reduced executive compensation disclosure requirements and the exemption from the requirements under Section 404(b) of the Sarbanes-Oxley Act for auditor attestation relating to internal control over financial reporting. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.  For the year ended December 31, 2013, we reported approximately $128.5 million in total revenue. As a result, for at least some period of years, our shareholders likely will not have the benefit of certain protective provisions and additional disclosures that would otherwise apply to most public companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to opt out of any extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for publicly reporting companies which are not emerging growth companies. Section 107 provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Company Information

Our executive offices are located at 1900 L. Don Dodson Drive, Bedford, Texas 76021 and our telephone number is (817) 265-2000.  Our website address is www.statenational.com.  Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

The Offering

Common Stock Offered by the Selling Shareholders

A total of up to 30,578,500 shares of our common stock. The selling shareholders may from time to time sell some, all or none of the shares of common stock pursuant to the registration statement of which this prospectus is a part.

Shares of Common Stock Outstanding(1)	44,247,102

Use of Proceeds

The selling shareholders will receive all of the proceeds from the sale of shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

Dividend Policy

We intend to commence the payment of a $0.01 per share cash dividend on a quarterly basis to our shareholders of record beginning in the fourth quarter of 2014 based on third quarter earnings. Any declaration and payment of dividends that may be approved by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal and regulatory requirements and other factors that our board of directors deems relevant. Our board of directors may eliminate the payment of future dividends at its discretion, without notice to our shareholders.

Prior to the completion of the private placement, we elected for our parent company to be taxed for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code and our subsidiaries (other than our insurance subsidiaries and their intermediate holding company) to be pass-through entities for federal income tax purposes. We historically made periodic cash distributions to our shareholders that included amounts necessary for them to pay their estimated personal U.S. federal income tax liabilities relating to the items of our income, gain, deductions and losses that pass through to them. Upon the completion of the private placement, State National became taxable as a “C” corporation and has discontinued the manner in which it previously made periodic distributions to its shareholders, including distributions to provide shareholders with funds to pay their estimated personal U.S. federal income tax liabilities.

Stock Exchange Symbol	Shares of our common stock are not currently listed on any national securities exchange. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SNC.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 14.

(1)    Throughout this prospectus, unless the context expressly states otherwise, the number of shares of common stock outstanding excludes: (i) 2,783,873 shares of common stock issuable upon the exercise of stock options outstanding as of the date of this prospectus with a weighted average exercise price of $10.00 per share; and (ii) 1,585,627 additional shares of common stock available for future issuance under our 2014 Stock Incentive Plan.

In addition, throughout this prospectus, unless the context states otherwise, all share amounts give effect to a 736 for 1 stock split in the form of a stock dividend that was effected prior to the completion of the private placement.

Summary Historical Financial Data

The following tables set forth our summary historical consolidated financial information for the periods ended and as of the dates indicated. These selected historical consolidated results are not necessarily indicative of results to be expected in any future period.

You should read the following selected consolidated financial information together with the other information contained in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

The income statement data for the years ended December 31, 2013, 2012 and 2011 are derived from our audited financial statements included elsewhere in this prospectus.  The income statement data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 are derived from our audited financial statements that are not included in this prospectus. The income statement data for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 are each derived from our unaudited condensed financial statements included elsewhere in this prospectus.  Our unaudited consolidated condensed financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such financial statements in all material respects.  The results of any interim period are not necessarily indicative of results that may be expected for a full year or any future period.

($ in thousands, except	For the six months ended June 30,		For the years ended December 31,
for share information)	2014	2013	2013	2012	2011	2010	2009
OPERATING RESULTS
Gross written premium (1)	$491,375	$297,176	$809,965	$634,821	$712,834	$668,353	$675,619
Net written premium (1)	40,674	36,810	86,773	79,165	80,303	88,598	92,209

Premiums earned	43,986	39,482	84,378	78,096	81,974	90,244	93,062
Ceding fees (2)	20,858	13,695	32,898	32,379	30,455	31,010	33,179
Total revenues	70,930	58,723	128,503	122,123	124,749	132,589	137,840

Net cash from operating activities	(18,141)	(6,447)	33,856	27,060	30,296	34,464	21,521

Reconciliation of adjusted net income:
Net income (loss)	$(2,793)	$1,788	$22,711	$15,882	$27,906	$26,040	$20,814
Plus (less): Provision for income taxes to reflect change to C corporation status (3)	3,957	589	(6,938)	(2,980)	(6,779)	(5,762)	(3,854)
Less: Recognition of deferred tax asset upon conversion to C corporation (4)	14,460	—	—	—	—	—	—
Plus: Founder special compensation (5) (6)	11,160	6,311	6,311	6,749	443	4,929	2,815
Plus: Offering-related expenses (6)	4,441	—	—	—	—	—	—
Plus: Contract modification expense (6) (8)	11,090	—	—	—	—	—	—
Adjusted net income (7)	$13,395	$8,688	$22,084	$19,651	$21,570	$25,207	$19,775

SHARE INFORMATION

Basic earnings per share	$(0.08)	$0.05	$0.66	$0.46	$0.82	$0.76	$0.61
Diluted earnings per share	(0.08)	0.05	0.66	0.46	0.82	0.76	0.61
Basic weighted average shares outstanding	34,455,221	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896
Diluted weighted average shares outstanding	34,455,221	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896

As of June 30,
($ in thousands)	2014
FINANCIAL CONDITION
Total investments and cash and cash equivalents	$317,954
Deferred income taxes, net	25,042
Total assets	1,900,203

Total liabilities	1,674,824

Common stock	44
Additional paid in capital	218,605
Retained earnings	2,745
Accumulated other comprehensive income	3,985
Total shareholders’ equity	$225,379

(1)         The CPI premiums written presented in this document reflect the effects of the allowance for policy cancellations, including any adjustments related to re-estimation of the allowance.  As such, the CPI premiums written are those that we expect to earn, which we refer to as “stick premiums,” while those that are expected to cancel are included in the allowance for policy cancellations.

(2)         Ceding fees are fees we receive in the Program Services segment in exchange for providing access to the U.S. property and casualty insurance market and are based on the gross premiums we write on behalf of our GA and capacity provider clients. We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured.  Typically, the reinsured policies have a term of one year.  Ceding commissions earned on Lender Services business are not included as ceding fees.  CUNA Mutual’s ceding commission is included as a partial offset to commission expense.

(3)         Upon the completion of the private placement, our parent company’s status as a Subchapter S corporation terminated and our consolidated income became fully subject to U.S. federal income taxes.  This adjustment represents estimated income taxes as if the Company had been treated as a C Corporation for each period presented. The estimated tax was calculated assuming the Company’s blended statutory federal and state income tax rates of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, and 38.1%, 37.2%, 35.7%, 35.5% and 34.1% for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(4)         As a result of the Company’s conversion to a C Corporation, the deferred tax asset increased by approximately $14.5 million primarily due to the effects of eliminating deferred tax balances on the insurance subsidiaries related to intercompany transactions. This excludes the tax effect related to contract modification expense as discussed in note (8) below.

(5)         During the periods presented, we made special compensation payments to our co-founders and principal executive officers, Lonnie Ledbetter and Terry Ledbetter in recognition of their service to our Company.  We refer to these payments as “Founder special compensation.”  Following the completion of the private placement, we no longer pay Founder special compensation, as Lonnie Ledbetter has retired, and the bonus compensation for the remainder of 2014 for Terry Ledbetter, who now serves as our Chairman, President and Chief Executive Officer, will be determined based on 2014 performance goals. See “Executive Compensation—Executive Incentive Plans.”

(6)         Founder special compensation, offering-related expenses, and contract modification expense are shown net of the estimated tax benefit for each period presented.  The estimated tax was calculated assuming the Company’s blended statutory federal and state income tax rates of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, and 38.1%, 37.2%, 35.7%, 35.5% and 34.1% for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(7)         Adjusted net income is considered a non-GAAP financial measure because it reflects the following adjustments to net income, which is the most directly comparable measure calculated in accordance with GAAP: the pro forma provision for income taxes as if the Company had been treated as a C Corporation for each period presented, and the exclusion (net of tax benefit) of the increase in the Company’s deferred tax asset as a result of the conversion to C Corporation status, the amount of founder special compensation and the non-recurring offering-related expenses and contract modification expense related to the amendment to our alliance agreement with CUNA Mutual.  Management believes this measure is helpful to investors because it provides comparability in evaluating core financial performance between periods.  Management uses adjusted net income to evaluate core financial performance against historical results without the effect of these items.

(8)   In connection with the recent amendment to the alliance agreement with CUNA Mutual, we agreed to pay CUNA Mutual $17.8 million.  As a result, we recorded contract modification expense of $17.8 million, or $11.1 million net of tax benefit.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. If any one or more of the risks discussed in this prospectus actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected, the price of shares of our common stock could decline significantly, and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us. Additional risks and uncertainties of which we are currently unaware or that we currently deem immaterial may also adversely affect our business, financial condition, results of operations and prospects. See “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Relating to Our Program Services Segment

We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.

In our Program Services segment, we write insurance on behalf of our capacity providers and reinsure on a quota share basis 100% of the risk under these policies with these carriers in exchange for ceding fees.  Because we cede all of these risks to capacity providers, we generally hold no net reserves for losses or loss adjustment expenses that might arise as a result of claims made under these policies. However, as the issuer of the policies, we remain directly liable to these policyholders. In 2013, we wrote insurance policies with approximately $691 million in gross written premiums through our fronting, or issuing carrier, business.

We reinsure substantially all of the underwriting and operating risks in connection with our issuing carrier arrangements to our capacity providers.  We take the risk of insolvency or other failure to pay by a capacity provider. We generally select either well capitalized, highly rated authorized capacity providers or we require the capacity providers to post substantial collateral to secure the reinsured risks.  However, if any of our capacity providers becomes insolvent, or otherwise refuses to reimburse these policyholders for losses paid (or us, to the extent we reimburse these or pay policyholders or pay other claims directly) in a timely manner, our liability for these claims could materially and adversely affect our financial condition and results of operations. We often hold collateral to protect us against a capacity provider’s failure to pay claims. However, collateral may not be sufficient to cover our liability for these claims, and we may not be able to cause the capacity provider to deliver additional collateral.

As of June 30, 2014, we held approximately $1.6 billion in collateral securing approximately $1.1 billion in reinsurance recoverables.  In addition, we have approximately $366.2 million of unsecured reinsurance recoverables.  Our reinsurance recoverables are based on estimates, and our actual liabilities may exceed the amount that we are able to recover from our capacity providers or any collateral securing the liabilities. This could occur because the loss experience based on the policy terms is higher than expected or due to litigation, regulatory or other extra-contractual liabilities.

If we fail to realize a reinsurance recoverable owed under these arrangements due to insolvency, dispute with reinsurers as to the meaning or enforceability of reinsurance arrangements or other unwillingness or inability of any of our reinsurers to meet their obligations to us, or due to our inability to access sufficient collateral to cover our liabilities, our business, financial condition, results of operations or prospects could be materially and adversely affected.  For additional information, see “Business—Reinsurance.”

If market conditions cause our reinsurance to be more costly or difficult to obtain, we may be required to bear increased risks or reduce the level of our underwriting commitments.

In our Program Services segment, we provide access to the U.S. property and casualty markets in exchange for a ceding fee through our issuing carrier business by providing access to our “A” (Excellent) A.M. Best rating, expansive licensing and reputation.  As part of our business strategy for our Program Services segment, we reinsure substantially all underwriting risk, credit risk and business risk related to our issuing carrier business.  We may be unable to maintain our current reinsurance arrangements or to obtain other reinsurance in adequate amounts and at favorable rates, particularly if reinsurers become unwilling or unable to support our specialized issuing carrier model in the future. In recent years, our Program Services segment has benefitted from favorable market conditions, including growth in the role of GAs and of offshore and other alternative sources of reinsurance.  A decline in the availability of reinsurance, increases in the cost of reinsurance or a decreased level of activity by GAs could limit the amount of issuing carrier business we could write and materially and adversely affect our business, financial condition, results of operations and prospects.

Regulators may challenge our use of fronting arrangements in states in which our capacity providers are not licensed.

We enter into fronting, or issuing carrier, arrangements with GAs and domestic and foreign insurers that want to access specific U.S. property and casualty insurance business in states in which such capacity provider is not licensed or is not authorized to write particular lines of insurance. The capacity provider or the GA administers the business, settles all claims and reinsures 100% of the risks. We receive a ceding fee, but generally do not share in the profits or losses of the business we write for the capacity provider. Some state insurance regulators may object to our issuing carrier arrangements.  In certain states, including Florida and Kentucky, the Insurance Commissioner has the authority to prohibit an authorized insurer from acting as an issuing carrier for an unauthorized insurer.  In addition, insurance departments in states in which there is no statutory or regulatory prohibition against an authorized insurer acting as an issuing carrier for an unauthorized insurer, such as New York, could deem the assuming insurer to be transacting insurance business without a license and the issuing carrier to be aiding and abetting the unauthorized sale of insurance.

If regulators in any of the states where we conduct our issuing carrier business were to prohibit or limit the arrangement, we would be prevented or limited from conducting that business for which a capacity provider is not authorized in those states, unless and until the capacity provider is able to obtain the necessary licenses. This could have a material and adverse effect on our business, financial condition results of operations and prospects.  In particular, we do significant business in Florida.  See “We write at least half of our Program Services business in several key states and adverse developments in these key states could have a material and adverse effect on our business, financial condition, results of operations and prospects.”

Notwithstanding these state law restrictions on ceding insurers, the Nonadmitted and Reinsurance Reform Act (“NRRA”) contained in The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) provides that all laws of a ceding insurer’s nondomestic state (except those with respect to taxes and assessments on insurers or insurance income) are preempted to the extent that they otherwise apply the laws of the state to reinsurance agreements of nondomestic ceding insurers. The NRRA places the power to regulate reinsurer financial solvency primarily with the reinsurer’s domiciliary state and requires credit for reinsurance to be recognized for a nondomestic ceding company if it is allowed by the ceding company’s domiciliary state.  A state insurance regulator might not view the NRRA as preempting a state regulator’s determination that an unauthorized reinsurer must obtain a license or that a statute prohibited our doing a fronting business. However, such a determination or a conflict between state law and the NRRA could cause regulatory uncertainty about our issuing carrier business, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Changes in state insurance regulation could materially and adversely affect our business.

Some states have adopted changes to their insurance laws and regulations that permit insurers to obtain credit for reinsurance from reinsurers who are able to post reduced collateral if they satisfy certain requirements, including specific rating criteria.  We require many of our capacity providers to post collateral to secure their reinsurance obligations.  If regulatory changes are adopted in the states in which our insurance subsidiaries are domiciled that permit non-admitted reinsurers to post reduced or no collateral in order for the insurer to obtain credit for that reinsurance, it may become more difficult for us to obtain collateral from our capacity providers who meet the applicable rating agency requirements or the capacity providers may no longer need to utilize our issuing carrier arrangements, which could materially and adversely affect the amount of business that we can write.

We depend on a limited number of capacity providers and GAs for a large portion of our gross written premium in our Program Services segment, and the loss of business provided by any one of them could materially and adversely affect us.

Our Program Services segment offers issuing carrier arrangements to both general agents, or GAs, who sell, control, and administer books of insurance business that are supported by third-party reinsurers seeking access to

U.S. property and casualty insurance business, and domestic and foreign insurers, which we collectively refer to as “capacity providers,” that want to access specific U.S. property and casualty insurance business.

Other insurance companies may compete with us for the business of these capacity providers and GAs.  These capacity providers and GAs may choose to enter into issuing carrier arrangements with our competitors. For the six month period ended June 30, 2014 and the years ended December 31, 2013 and 2012, approximately 78%, 74% and 76% of our gross written premium in our Program Services segment was derived from our top ten issuing carrier arrangements.  Approximately 58%, 46% and 24% of our gross written premium in our Program Services segment was derived from our top two issuing carrier arrangements over the same periods.

A significant decrease in business from, or the entire loss of, our largest capacity provider or GA or several of our other large capacity providers or GAs would cause us to lose premium and require us to seek additional capacity providers or GAs or to replace the lost premium.  In the event that we are unable to do so, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Failure of Capacity Providers or GAs to properly market, underwrite or administer policies could adversely affect us.

The marketing, underwriting, claims administration and other administration of policies in our Program Services segment are the responsibility of our capacity providers or our GAs.  Any failure by them to properly handle these functions could result in liability to us.  Even though they may be required to compensate us for any such liability, there are risks that any such failures could create regulatory or reputational issues for us and that they do not pay us because they become insolvent or otherwise, either of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We write at least half of our Program Services business in several key states and adverse developments in these key states could have a material and adverse effect on our business, financial condition, results of operations and prospects.

For the six month period ended June 30, 2014 and the year ended December 31, 2013, we derived approximately 58% and 56%, respectively, of our gross written premium in our Program Services segment in the states of Texas, New York, California and Florida.  As a result, our financial results are subject to prevailing regulatory, legal, economic, demographic, competitive, and other conditions in these states.  Adverse developments relating to any of these conditions could have a material and adverse impact on our business, financial condition, results of operations and prospects. See “Business—Program Services Segment—Geographic Distribution.”

We may not be successful in building more direct relationships with GAs and capacity providers through a direct marketing campaign.

Historically, our issuing carrier capacity has been constrained by the size of our capital base, and we have relied on our relationship-driven channels to generate new issuing carrier business with only a modest sales and marketing effort. In addition, we have historically relied on brokers to identify GAs in need of an issuing carrier.  We believe that the additional capital from the private placement will enable us to expand our Program Services segment. We are seeking to further institutionalize our sales process by building more direct relationships with GAs and capacity providers and are seeking to hire fully-dedicated sales staff.  We may not be successful in our efforts to further expand our issuing carrier business.

We may face increased competition in our Program Services segment.

We believe there are relatively few active competitors in our Program Services segment.  Unlike us, some of our competitors may offer policy administration or other services or be willing take on significant underwriting risk. Any increase in competition in this segment, especially by one or more substantial companies, could materially and adversely affect our business, financial condition, results of operations and prospects.

Some of our issuing carrier arrangements contain limits on the reinsurer’s obligations to us.

While we reinsure substantially all of the risks inherent in our issuing carrier programs, we have in certain cases entered into programs that contain limits on our reinsurers’ obligations to us, including loss ratio caps or aggregate reinsurance limits. For example, under our recent program with Nephila Capital Ltd., we bear no business or insurance risk except for annual aggregate agreement year losses in excess of a limit that we believe is highly unlikely to be exceeded. To the extent losses under these programs exceed the prescribed limits, we will be liable to pay the losses in excess of such limits, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our losses resulting from the run-off of the retained business may exceed our reserves.

In the past, we have participated on a quota share basis to a limited extent in certain programs in the Program Services segment.  In early 2012, we reinsured to inception the retained business under most of the active contracts, but others continue to run-off. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Operating Results—Run-off of the Retained Business.” As of June 30, 2014, we had reserves of $3.4 million related to this business. In the event our losses resulting from this business exceeds our reserves, the excess losses could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Lender Services Segment

Lender-placed residential hazard insurance is under increased regulatory scrutiny and has been subject to recent regulatory changes at both the federal and state levels. If lender-placed automobile insurance becomes subject to similar regulatory scrutiny and is affected by regulatory changes, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Through our Lender Services segment, we provide collateral protection insurance, or CPI, to financial institutions.  Other companies provide similar products to home lenders.  Under certain circumstances, when borrowers fail to provide hazard insurance on their residences, the owner or servicer of the loan may place such insurance to protect the collateral and passes on the premium to the borrower. This lender-placed residential hazard insurance has come under increased regulatory scrutiny and has been subject to recent regulatory changes.  For example, on December 18, 2013, Fannie Mae and Freddie Mac announced that effective June 1, 2014, mortgage servicers and their affiliates may not receive commissions or other forms of compensation with lender-placed insurance on GSE loans or ceding premiums to a reinsurer affiliated with the servicers.

State regulators have also taken action to restrict insurance practices relating to lender-placed residential hazard insurance. For example, in New York, on September 19, 2013, the State of New York’s Department of Financial Services, or NY DFS, released proposed regulations that, among other things, would prohibit insurers from: issuing force-placed insurance on mortgaged property serviced by a servicer affiliated with the insurer; paying commissions to a bank or servicer or other parties affiliated with a bank or servicer on force-placed insurance policies obtained by the servicer; paying contingent commissions based on underwriting profitability or loss ratios; making payments, including but not limited to the payment of expenses, to a servicer or other parties affiliated with a servicer in connection with securing force-placed insurance business; and providing free or below-cost, outsourced services to banks, servicers or their affiliates. The NY DFS and Florida Office of Insurance Regulation have also entered into settlements with certain large providers of lender-placed residential hazard insurance.  The NY DFS settlements, for example, included restitution for homeowners, multi-million dollar penalties, and major reforms for the companies’ lender-placed insurance programs.  The NY DFS is also encouraging other lender-placed residential hazard insurers and mortgage servicers operating in New York to adopt similar reforms.  The NY DFS has urged other states to implement these reforms, as evidenced by a letter to all state Insurance Commissioners in 2013.  There have also been multi-million dollar class action settlements that included not only payments by lender-placed residential hazard insurance carriers but contained restrictions on such lender-placed insurers as well.  If lender-placed automobile insurance becomes subject to similar regulatory scrutiny and is affected by regulatory changes, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In the future, states may subject lender-placed automobile insurance to additional regulatory scrutiny or propose regulatory changes to related laws.  In particular, CPI’s higher expense ratios and lower loss ratios, as compared to other insurance products, presents a risk that regulatory requirements such as minimum loss ratios could be proposed in the future.  Any future proposed or adopted rules relating to automobile CPI could materially and adversely affect our business, financial condition, results of operation and prospects.

The CPI market is highly competitive, and we may not be able to compete effectively against larger companies.

The CPI market is highly competitive. We compete primarily on the basis of price, coverages offered, claims handling, customer service, geographic coverage, financial strength ratings, licenses, reputation, technology, relationships with business partners and experience. Some of our competitors have substantially more capital, comparable or higher ratings and greater resources than we have, and offer a broader range of products than we offer. Many of our competitors invest heavily in advertising and marketing efforts and/or expanding their online service offerings.  Some of these competitors may have better brand recognition than we have and have a larger market share than we do.  As a result, these larger competitors may be better able to offer lower rates to customers, to withstand larger losses, and to more effectively take advantage of new marketing opportunities. Our ability to compete against these larger competitors depends on our ability to deliver superior service and maintain our relationships with our clients.

We may undertake strategic marketing and operating initiatives to improve our competitive position and drive growth. If we are unable to successfully implement new strategic initiatives or if our marketing campaigns do not attract new customers, our competitive position may be harmed, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The termination of our alliance with CUNA Mutual could materially and adversely affect our growth prospects for our CPI business and our liquidity.

Our alliance with CUNA Mutual has allowed us to significantly increase the amount of CPI business we write due to the business that is generated by CUNA Mutual’s sales and marketing efforts. For the six months ended June 30, 2014 and the year ended December 31, 2013, the CPI business generated through our alliance with CUNA Mutual represented approximately 54.7% and 53.8% of our total CPI business respectively. We recently amended the alliance agreement to increase our retention of the business subject to the alliance to 70% from 50% for business written on or after July 1, 2014, and in exchange have made payments to CUNA Mutual totaling approximately $17.8 million, which payments may be adjusted somewhat based on net premiums and loss ratio for the 12-month period ending June 30, 2015.  In addition, the term of the alliance has been extended at least through July 31, 2018.

If the alliance were to terminate and we no longer had access to those extensive sales and marketing efforts, our ability to continue to grow our CPI business would be materially and adversely affected.  CUNA Mutual has the right to terminate its alliance agreement with us upon a change in control of State National or certain of its subsidiaries, which is defined to include any substantial change in the senior management team involving the departure, within any 12-month period, of two or more of the following three executives: John Pearson, Trace Ledbetter and David Hale.  See “Business—Lender Services Segment—Business Overview—Relationship with CUNA Mutual.” In addition, if and when the alliance agreement terminates, depending upon the reason for the termination and subject to certain exceptions, we may be required to buy out CUNA Mutual’s right to participate in future program business at a price equal to the previous 12 months net premium times a percentage based on the loss ratio of the business during that period. Giving effect to the recent amendment of the alliance agreement, we estimate that the amount of this payment as of June 30, 2014 would be approximately $21.0 million. If we were required to make this payment, it could have a material and adverse effect on our liquidity.

We may not be successful in expanding our CPI business within the banking and specialty finance company markets.

Because of our exclusive relationship with CUNA Mutual, we have focused our CPI business on credit unions. As a result, our penetration in the CPI market for banks and specialty finance companies has been relatively low. We believe that the CPI market for banks is substantially larger than the credit union market and that the specialty finance company market is potentially more attractive to CPI providers due to higher incidences of borrowers’ failing to obtain or maintain the required insurance.  We recently have begun devoting additional sales and marketing efforts towards the bank and specialty finance markets and are seeking to hire additional dedicated sales staff to address those markets. Our efforts to further increase the overall amount of CPI business we write in the bank and specialty finance markets may not be successful, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Changes affecting the automobile loan business generally and the CPI business in particular could materially and adversely affect our business, financial condition, results of operations and prospects.

A number of economic and market conditions affect vehicle sales volume and product mix, the amount of automobile loans and the CPI market, including levels of unemployment, consumer confidence, average age of vehicles on the road, availability and cost of credit, cost of fuel, credit profiles of borrowers and amounts sought to be financed.  Our CPI business has benefitted in recent periods from a strong overall automobile loan environment, including increases in vehicle sales and average amounts financed.  Any negative changes in market conditions could materially and adversely affect demand for our CPI product offerings and, consequently, our business, financial condition, results of operations and prospects.

We write more of our Lender Services business in Texas than any other state, and adverse developments in Texas could have a material and adverse effect on our business, financial condition, results of operations and prospects.

For the six month period ended June 30, 2014 and the year ended December 31, 2013, we derived approximately 14% and 13%, respectively, of our gross written premium in our Lender Services segment from the State of Texas.  As a result, our financial results are subject to prevailing regulatory, legal, economic, demographic, competitive, and other conditions in Texas.  Adverse developments relating to any of these conditions could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to establish and maintain accurate allowance for policy cancellations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our financial statements include an allowance for policy cancellations, which represent our best estimate of the amounts that our insurance subsidiaries will ultimately refund for CPI polices that cancel (net of applicable offsetting expenses) as of the date of the financial statements. There is inherent uncertainty in the process of establishing the allowance.

As a result of these uncertainties, the ultimate refunds paid may deviate, perhaps substantially, from the point-in-time estimates of such refunds and expenses, as reflected in the allowance for policy cancellations included in our financial statements.  To the extent that premium refunds exceed our estimates, we will be required to immediately recognize the unfavorable development and increase our allowance for policy cancellations, with a corresponding reduction in our net income in the period in which the allowance is increased.  Consequently, ultimate refunds paid could materially exceed the reported allowance for policy cancellations and have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Business Generally

A downgrade in the A.M. Best rating of our insurance subsidiaries would reduce the amount of business we are able to write and could materially adversely impact the competitive positions of our insurance subsidiaries.

Rating agencies evaluate insurance companies based on their ability to pay claims. Our insurance subsidiaries have been assigned an “A” (Excellent) rating by A.M. Best Company, Inc. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Our competitive position relative to other companies is determined in part by the A.M. Best rating of our insurance subsidiaries. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities.

We rely on our “A” rating from A.M. Best to operate our issuing carrier business and our Lender Services business.  There can be no assurances that our insurance subsidiaries will be able to maintain this rating.  Any downgrade in ratings would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with clients that might move to other companies with higher ratings. If we lost our “A” rating, our capacity providers likely would seek a higher rated issuing carrier to write their business.

Our Lender Services segment also would be adversely affected if a large number of our accounts were to require an insurer with an “A” rating.  In addition, pursuant to the arrangement with CUNA Mutual, if our A.M. Best rating falls below “A-” for more than 180 consecutive days, CUNA Mutual will be entitled to terminate the arrangement with us and thereafter CUNA Mutual will have the option to purchase our right to participate in the future business of the alliance.  We are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in our A.M. Best ratings.

If we are unable to accurately underwrite risks and charge competitive yet profitable rates to our clients and policyholders, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premiums is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses (“LAE”) and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would negatively affect our results of operations and our financial condition. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues. In addition, a variety of economic factors can affect losses in our CPI business. For example, difficult economic conditions could lead to increased losses as a result of increased premium deficiency and conversion/skip claims.

Pricing involves the acquisition and analysis of historical loss data, and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we:

•                  collect and properly analyze a substantial volume of data from our insureds;

•                  develop, test and apply appropriate projections and rating formulas;

•                  closely monitor and timely recognize changes in trends; and

•                  project expected losses for our insureds with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

•                  insufficient or unreliable data;

•                  incorrect or incomplete analysis of available data;

•                  uncertainties generally inherent in estimates and assumptions;

•                  our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•                  regulatory constraints on rate increases;

•                  our failure to accurately estimate investment yields and the duration of our liability for loss and LAE; and

•                  unanticipated court decisions, legislation or regulatory action.

Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.

We must accurately and timely evaluate and pay claims that are made under our CPI and other policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, our claims organization’s culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions, material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, if we do not train new claims employees effectively or lose a significant number of experienced claims employees, our claims department’s ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could lower our operating margins.

Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action.

The laws of the states of domicile of our insurance subsidiaries impose risk-based capital standards and other minimum capital and surplus requirements. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do.

If we are unable to establish and maintain accurate loss reserves, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our financial statements include loss reserves, which represent our best estimate of the amounts that our insurance subsidiaries ultimately will pay on claims that have been incurred, and the related costs of adjusting those claims, as of the date of the financial statements. There is inherent uncertainty in the process of establishing insurance loss reserves.

As a result of these uncertainties, the ultimate paid loss and LAE may deviate, perhaps substantially, from the point-in-time estimates of such losses and expenses, as reflected in the loss reserves included in our financial statements.  To the extent that loss and LAE exceed our estimates, we will be required to immediately recognize the unfavorable development and increase loss reserves, with a corresponding reduction in our net income in the period in which the reserve levels are increased.  Consequently, ultimate losses paid could materially exceed reported loss reserves and have a material and adverse effect on our business, financial condition, results of operations and prospects.

Catastrophic losses or the frequency of smaller insured losses may exceed our expectations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our insurance business is subject to claims arising from catastrophes, such as hurricanes, tornadoes, windstorms, floods, earthquakes, hailstorms, severe winter weather, and fires, or other events, such as explosions, terrorist attacks, riots, and hazardous material releases. The incidence and severity of such events are inherently unpredictable, and our losses from catastrophes could be substantial.  In our Program Services business, although we reinsure substantially all of the underwriting risk through our issuing carrier arrangements, a catastrophe loss could impair the ability of one or more of our reinsurers to pay all of the reinsured claims, in which case we would be responsible for paying any claims not paid by our reinsurer(s). In our Lender Services business, it is possible that we may experience an unusual frequency of smaller losses in a particular period. In either case, the consequences could be substantial volatility in our financial condition or results of operations for any fiscal quarter or year, which could have a material and adverse effect on our business, financial condition, results of operations and prospects or our ability to write new business.

Ongoing economic uncertainty could materially and adversely affect our business, financial condition, results of operations and prospects.

Global economies and financial markets have experienced significant weakness and volatility since 2008, although the most extreme of these circumstances have abated since that time. Despite improved financial market performance since 2009, near-term U.S. economic prospects have only very gradually improved, with unemployment continuing at historically elevated levels. In addition, U.S. federal and state governments continue to experience significant structural fiscal deficits, creating uncertainty as to levels of taxation, inflation, regulation and other economic fundamentals that may impact future growth prospects. Significantly greater economic, fiscal and monetary uncertainty remains in Europe, due to the combination of poor economic growth, high unemployment and significant sovereign deficits. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our products, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. In the event that these conditions persist and result in a prolonged period of economic uncertainty, our business, financial condition, results of operations, our prospects and competitor landscape could be materially and adversely affected.

Our business is dependent on the efforts of our executive officers and other personnel.  If we are unsuccessful in our efforts to attract, train and retain qualified personnel, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets, and relationships with our clients.  Our executive officers are Terry Ledbetter, Chairman, President and Chief Executive Officer, David Hale, Executive Vice President, Chief Operating Officer and Chief Financial Officer, John Pearson, Executive Vice President and National Sales Manager, Trace Ledbetter, Executive Vice President of Service, and David Cleff, Executive Vice President of Business Affairs, General Counsel and Secretary.  In connection with the private placement, we amended or entered into agreements with our executive officers that contain certain non-compete and non-solicit provisions.  Nonetheless, should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the niche markets that we target.  In addition, our business is also dependent on other skilled employees.  We cannot assure you that we will be able to attract, train and retain, on a timely basis and on anticipated economic and other terms, experienced and capable senior management, underwriters and support staff.  We intend to pay competitive salaries, bonuses and equity-based rewards in order to attract and retain such personnel, but there can be no assurance that we will be successful in such endeavors. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or operating results.  We do not currently maintain life insurance policies with respect to our executive officers or other employees.

If we are unable to maintain our technology platform or our technology platform fails to operate properly, or meet the technological demands of our clients with respect to the products and services we offer, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If we are unable to properly maintain our InsurTrak system and the remainder of our technology systems or if our technology systems otherwise fail to perform in the manner we currently contemplate, our ability to effectively underwrite and issue policies, process claims and perform other business functions, and our CPI clients’ ability to track and manage their CPI programs, could be significantly impaired and our business, reputation and financial performance could be materially and adversely affected. In addition, the success of our business is dependent on our ability to resolve any issues identified with our technology arrangements during operations and make any necessary improvements in a timely manner. Further, we will need to match or exceed the technological capabilities of our competitors over time. We cannot predict with certainty the cost of such maintenance and improvements, but failure to make such improvements could have a material and adverse effect on our business, financial condition, results of operations and prospects. See “Business—Technology.”

Also, we use e-commerce and other technology to provide, expand and market our products and services. Accordingly, we believe that it will be essential to continue to invest resources in maintaining electronic connectivity with clients and, more generally, in e-commerce and technology. Our business may suffer if we do not maintain these arrangements or keep pace with the technological demands of our clients.

If we experience security breaches or other disruptions involving our technology, our ability to conduct our business could be adversely affected, we could be liable to third parties and our reputation could suffer, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon the uninterrupted functioning of our information technology and telecommunication systems. We rely upon our systems, as well as the systems of our vendors, for all our business operations, including underwriting and issuing policies, processing claims, providing customer service, complying with insurance regulatory requirements and performing actuarial and other analytical functions necessary for underwriting, pricing and product development. Our operations are dependent upon our ability to timely and efficiently maintain and improve our information and telecommunications systems and protect them from physical loss, telecommunications failure or other similar catastrophic events, as well as from security breaches. A shut-down of, or inability to access, one or more of our facilities; a power outage; or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis. In the event of a disaster such as a natural catastrophe, terrorist attack or industrial accident, or due to a computer virus, our systems could be inaccessible for an extended period of time. While we have implemented business contingency plans and other reasonable and appropriate internal controls to protect our systems from interruption, loss or security breaches, a sustained business interruption or system failure could adversely impact our ability to process our business, provide customer service, pay claims in a timely manner or perform other necessary business functions.

Our operations depend on the reliable and secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee misconduct and other external hazards could expose our data systems to security breaches, cyber-attacks or other disruptions. In addition, we routinely transmit and receive personal, confidential and proprietary information by electronic means. We have implemented security measures designed to protect against breaches of security and other interference with our systems and networks resulting from attacks by third parties, including hackers, and from employee or advisor error or malfeasance. We also assess and monitor the security measures of our third-party business partners, who in the provision of services to us are provided with or process information pertaining to our business or our clients. Despite these measures, we cannot assure that our systems and networks will not be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our clients’ or insureds’ information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of clients or affiliated advisors or other damage to our business. In addition, the trend toward broad consumer and general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

If we cannot sustain our business relationships, including our relationships with GAs, capacity providers and with clients in our Lender Service segment, we may be unable to compete effectively and operate profitably.

Our relationships with our clients are generally governed by agreements that may be terminated on short notice. As a result, our ability to compete and remain profitable depends, in part, on our maintaining business relationships with our clients, the marketing efforts of our sales professionals, the servicing efforts of our account managers and on our ability to offer insurance products and maintain financial strength ratings that meet the requirements and preferences of our clients. Any failure on our part to be effective in any of these areas may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Performance of our investment portfolio is subject to a variety of investment risks that may materially and adversely affect our business, financial condition, results of operations and prospects.

Our results are affected, in part, by the performance of our investment portfolio. Our investment portfolio contains interest rate sensitive investments, such as fixed-income securities. As of June 30, 2014, our investment in fixed-income securities was approximately $190.0 million, or 98.7% of our total investment portfolio.  Increases in market interest rates may have an adverse impact on the value of our investment portfolio by decreasing the value of fixed-income securities. Conversely, declining market interest rates could have an adverse impact on our investment income as we invest positive cash flows from operations and as we reinvest proceeds from maturing and called investments in new investments that could yield lower rates than our investments have historically generated. Defaults in our investment portfolio may produce operating losses and materially and adversely impact our business, financial condition, results of operations and prospects.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. Although we take measures to manage the risks of investing in a changing interest rate environment, we may not be able to mitigate interest rate sensitivity effectively. Our mitigation efforts include maintaining a high quality portfolio and managing the duration of the portfolio to reduce the effect of interest rate changes. Despite our mitigation efforts, a significant change in interest rates could have a material and adverse effect on our business, financial condition, results of operations and prospects.

In addition, the performance of our investment portfolio generally is subject to other risks, including the following:

•                  the risk of decrease in value due to a deterioration in the financial condition, operating performance or business prospects of one or more issuers of our fixed-income securities;

•                  the risk that our portfolio may be too heavily concentrated in the securities of one or more issuers, sectors or industries;

•                  the risk that we will not be able to convert investment securities into cash on favorable terms and on a timely basis; and

•                  general movements in the values of securities markets.

If our investment portfolio were to suffer a substantial decrease in value due to market, sector or issuer-specific conditions, our business, financial condition, results of operations and could be materially and adversely affected. A decrease in value of an insurance subsidiary’s investment portfolio could also put the subsidiary at risk of failing to satisfy regulatory minimum capital requirements and could limit the subsidiary’s ability to write new business.

The insurance industry is subject to extensive regulation, which may affect our ability to execute our business plan and grow our business.

We are subject to comprehensive regulation and supervision by government agencies in Texas and Delaware, states in which our insurance subsidiaries are domiciled, as well as all states in which they are licensed, sell insurance products, issue policies, or handle claims. Some states impose restrictions or require prior regulatory approval of specific corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. These regulations provide safeguards for policyholders and are not intended to protect the interests of shareholders. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner is, and will continue to be, critical to our success. Some of these regulations include:

•                  Required Licensing. We operate under licenses issued by the insurance departments in the states in which we sell insurance. If a regulatory authority denies or delays granting a new license, our ability to enter that market quickly or offer new insurance products in that market may be substantially impaired. In addition, if the insurance department in any state in which we currently operate suspends, non-renews, or revokes an existing license, we would not be able to offer affected products in that state.

•                  Transactions Between Insurance Companies and Their Affiliates. Transactions between us or other of our affiliates and our insurance companies generally must be disclosed, and prior approval is required before any material or extraordinary transaction may be consummated. Approval may be refused or the time required to obtain approval may delay some transactions, which may adversely affect our ability to innovate or operate efficiently.  Our unregulated entities receive substantial payments for services rendered to our insurance company subsidiaries pursuant to arrangements approved by insurance regulators.  Changes in insurance regulation could materially and adversely affect the amount of cash flow we are able to generate outside of our insurance company subsidiaries.

•                  Regulation of Insurance Rates and Approval of Policy Forms. The insurance laws of most states in which we conduct business require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to the policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable insurance department. In other states, prior approval of rate changes is required and there may be long delays in the approval process or the rates may not be approved. Accordingly, our ability to respond to market developments or increased costs in that state could be adversely affected.

•                  Other Regulations. We must also comply with regulations involving, among other matters:

•                  the use of non-public consumer information and related privacy issues;

•                  the use of credit history in underwriting and rating policies;

•                  limitations on the ability to charge policy fees;

•                  limitations on types and amounts of investments;

•                  restrictions on the payment of dividends;

•                  the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•                  involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•                  reporting with respect to financial condition; and

•                  periodic financial and market conduct examinations performed by state insurance department examiners.

The failure to comply with these laws and regulations may also result in regulatory actions, fines and penalties, and in extreme cases, revocation of our ability to do business in a particular jurisdiction. In the past we have been fined by state insurance departments for failing to comply with certain laws and regulations. In addition, we may face individual and class action lawsuits by insured and other parties for alleged violations of certain of these laws or regulations.

Regulation may become more extensive in the future, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Compliance with applicable laws and regulations is time-consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus materially and adversely affecting our business, financial condition, results of operations and prospects.

The National Association of Insurance Commissioners (“NAIC”) Creditor-Placed Insurance Model Act (“Model Act”) applies to insurance placed in connection with automobile loans and creates a legal framework within which creditor-placed insurance may be written and helps to maintain the separation between creditors and insurers.  It also serves to minimize the possibilities of unfair competitive practices in the sale of creditor-placed insurance. The Model Act has only been adopted by a few states, including Arkansas, Michigan, Mississippi and Tennessee, but other states have adopted regulations that cover creditor-placed insurance practices.  There could be an effort, especially from consumer groups, to expand the protections and breadth of the Model Act or similar regulations.  The NAIC Property and Casualty Insurance Committee is currently reviewing the Model Act and may make recommendations for changes later in 2014.  If changes are made to the Model Act or similar regulations that adversely affect our Lender Services business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In the future, states may make existing insurance laws and regulation more restrictive or enact new restrictive laws. In such event, we may seek to reduce our business in, or withdraw entirely from, these states. Additionally, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. Currently, the U.S. federal government does not directly regulate the property and casualty insurance business. However, Dodd-Frank Act established a Federal Insurance Office (“FIO”) within the Department of the Treasury. The FIO initially is charged with monitoring all aspects of the insurance industry (other than health insurance, certain long-term care insurance and crop insurance), gathering data, and conducting a study on methods to modernize and improve the insurance regulatory system in the United States. On December 12, 2013, the FIO issued a report (as required under the Dodd-Frank Act) entitled “How to Modernize and Improve the System of Insurance Regulation in the United States” (the “Report”), which stated that, given the “uneven” progress the states have made with several near-term state reforms, should the states fail to accomplish the necessary modernization reforms in the near term, “Congress should strongly consider direct federal involvement.” The FIO continues to support the current state-based regulatory regime, but will consider federal regulation should the states fail to take steps to greater uniformity (e.g., federal licensing of insurers). The Report also appears to signal greater activity by the federal government in dealing with non-U.S. regulators and regulatory regimes, using the authority expressly given by the Dodd-Frank Act to the U.S. Department of the Treasury and the United States Trade Representative to negotiate “covered agreements” with foreign authorities. We cannot predict what impact, if any, this guidance or any new legislation would have on our business, financial condition and results of operations. See “Regulation—Federal and State Legislative and Regulatory Changes.”

Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations.

We are a holding company and conduct our business operations through our various subsidiaries. Our principal sources of funds are dividends and other payments from our subsidiaries, income from our investment portfolio and funds that may be raised from time to time in the capital markets. We will be largely dependent on amounts from our subsidiaries to pay principal and interest on any indebtedness that we may incur, to pay holding company operating expenses, to make capital investments in our other subsidiaries and to pay dividends on our common stock.

Our insurance subsidiaries are subject to statutory requirements as to maintenance of policyholders’ surplus and payment of dividends, including in their states of domicile of Texas and Delaware.  In general, the maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is generally defined for this purpose to be statutory net income, net of realized capital gains, for the calendar year preceding the date of the dividend. In addition, other states may limit or restrict our insurance subsidiaries’ ability to pay shareholder dividends generally or as a condition to issuance of a certificate of authority. See “Regulation—State Insurance Regulation.”

We may require additional capital in the future and such additional capital may not be available to us, or only available to us on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by our ongoing operations and initial capitalization are insufficient to fund future operating requirements, we may need to raise additional funds through financings or curtail our growth and reduce our assets. We cannot be sure that we will be able to raise equity or debt financing on terms favorable to us and our shareholders and in the amounts that we require, or at all. If we cannot obtain adequate capital, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, the terms of a capital raising transaction could require us to agree to stringent financial and operating covenants and to grant security interests on our assets to lenders or holders of our debt securities that could limit our flexibility in operating our business or our ability to pay dividends on our common stock and could make it more difficult for us to obtain capital in the future.

The rates we charge under the policies we write in our Program Services segment and our Lender Services segment are subject to prior regulatory approval in most of the states in which we operate.

In most of the states in which we operate, we must obtain prior regulatory approval of insurance rates charged to our insureds and our clients’ insureds, including any increases in those rates. If we are unable to receive approval for the rate changes we request, or if such approval were delayed, our ability to operate our business in a profitable manner may be limited and our financial condition, results of operations, and liquidity may be adversely affected.

The effects of emerging claim and coverage issues on our business are uncertain and negative developments in this area could have a material and adverse effect on our business, financial condition, results of operations and prospects.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may materially and adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy. Unexpected increases in our claim costs many years after policies are issued may also result in our inability to recover from certain of our reinsurers the full amount that they would otherwise owe us for such claims costs because certain of the reinsurance agreements covering our business include commutation clauses that permit the reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to deem by statute the existence of a covered occurrence, to extend the statutes of limitations or otherwise repeal or weaken tort reforms could have an adverse impact on our business. The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could be harmful to our business and have a material adverse effect on our results of operations.

We rely on the use of credit scoring in pricing and underwriting certain of our insurance policies and any legal or regulatory requirements that restrict our ability to access credit score information could decrease the accuracy of our pricing and underwriting process and thus decrease our ability to be profitable.

We use credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for laws and regulations to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in a large number of states in which we operate, could impact the integrity of our pricing and underwriting process, which could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time.

Assessments and other surcharges for guaranty funds, second-injury funds, catastrophe funds, and other mandatory pooling arrangements for insurers may reduce our profitability.

Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insured parties as the result of impaired or insolvent insurance companies. In addition, as a condition to the ability to conduct business in various states, our insurance subsidiaries must participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

The effects of litigation on our business are uncertain and could have a material and adverse effect on our business, financial condition, results of operation and prospects.

Although we are not currently involved in any material litigation with our clients or insureds, other members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.

Risks Related to an Investment in Our Common Stock

There is currently no public market for our common stock, and an active public trading market for our common stock may not develop.

Currently, there is no established public trading market for our common stock.  FBR has informed us that once the registration statement of which this prospectus is a part is declared effective and our common stock is listed on the NASDAQ Global Select Market, our common stock will not continue to trade through the FBR PlusTM System.  Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SNC.”  However, we cannot assure you that an active public trading market for the shares will develop.  Accordingly, we cannot assure you as to:

•                  the likelihood that an active market will develop for our common stock;

•                  the liquidity of any such market;

•                  the ability of our shareholders to sell their shares of our common stock; or

•                  the price that our shareholders may obtain for their shares of our common stock.

If an active public trading market does not develop or is not maintained, holders of the shares may experience difficulty in reselling, or an inability to sell, the shares. Future trading prices for the shares may be adversely affected by many factors, including changes in our financial performance, changes in the overall market for similar shares and performance or prospects for companies in our industry.

The price of our common stock could be volatile

Upon the effective date of the registration statement of which this prospectus is a part, we expect our common stock to be listed on the NASDAQ Global Select Market.  However, the market price for shares of our common stock may be highly volatile and you may not be able to resell your shares of our common stock at or above the price you paid to purchase the shares or at all. Our performance, as well as government regulatory action, interest rates and general market conditions, could have a significant impact on the future market price of our common stock.  Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

•                  our operating results in any future quarter not meeting the expectations of market analysts or investors;

•                  reductions in our earnings estimates by us or market analysts;

•                  publication of negative research or other unfavorable publicity or speculation in the press or investment community about our company or the insurance industry in general;

•                  increases in interest rates causing investors to demand a higher yield or return on investment than an investment in our common stock may be projected to provide;

•                  changes in market valuations of similar companies;

•                  additions or departures of key personnel;

•                  changes in the economic or regulatory environment in the markets in which we operate;

•                  the occurrence of any of the other risk factors presented in this prospectus; and

•                  general market, economic and political conditions.

Prior to the completion of the private placement, we were treated for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code, and claims of taxing authorities related to our prior status as an “S” corporation could harm us.

Upon completion of the private placement, our parent company’s “S” corporation status terminated, and State National became treated as a “C” corporation under “Subchapter C” of the income tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its shareholders. If the open tax years in which State National was treated as an “S” corporation were audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our “S” corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions that we have made to our shareholders during those periods. These amounts could include taxes on all of our taxable income while State National was treated as an “S” corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We have entered into a tax indemnification agreement with our current shareholders and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of the private placement.

Prior to the completion of the private placement, our parent company and its pass-through subsidiaries were treated as an “S” corporation for U.S. federal income tax purposes. Upon the completion of the private placement, such “S” corporation status terminated, and State National became subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our “S” corporation status, persons who held shares of our common stock during the time in which it was treated as an “S” corporation could be liable for additional income taxes for those prior periods. Therefore, prior to the completion of the private placement we entered into a tax indemnification agreement with our shareholders, who we refer to as our S Corporation Shareholders. Pursuant to the tax indemnification agreement, we will pay each such shareholder on an after-tax (or grossed-up) basis the amount of additional income taxes plus interest and penalties due as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of our parent company with respect to taxable periods during which it filed as an “S” corporation. The payments we could be required to make will be reduced by certain tax benefits that may be available to our S Corporation Shareholders as a result of such adjustments. Such payments will also include any reasonable out-of-pocket expenses incurred by the S Corporation Shareholders arising out of a claim for such tax liability.

In order to comply with the requirements of being a public company we will have to enhance certain of our corporate and financial processes, which will require significant company resources and management attention.

Following the effectiveness of the registration statement of which this prospectus is a part, we will be a public company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), periodic reporting requirements of the Exchange Act and other regulations of the SEC and the requirements of the NASDAQ Global Select Market, with which we are not required to comply as a private company.  In order to comply with these laws, rules and regulations, we will have to enhance certain of our corporate processes, which will require us to incur significant legal, accounting and other expenses.  These efforts will also require a significant amount of time from our board of directors and management, possibly diverting their attention from the implementation of our business plan and growth strategy.  We will need to, among other things:

•                  institute a more comprehensive compliance function;

•                  hire additional qualified personnel in our finance and accounting departments;

•                  design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•                  comply with rules promulgated by the NASDAQ Global Select Market;

•                  prepare and distribute annual, quarterly and other periodic public reports in compliance with our obligations under the federal securities laws;

•                  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•                  involve and retain to a greater degree outside counsel and accountants in the foregoing activities; and

•                  establish an investor relations function.

We have made, and will continue to make, changes to our corporate governance standards, disclosure controls, financial reporting and accounting systems to meet our obligations as a public company.  We cannot assure you that the changes we have made and will continue to make to satisfy our obligations as a public company will be successful.  During the audit of our financial statements for the year ended December 31, 2013, we identified a deficiency in internal controls that we considered to be a control deficiency and a material weakness.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our incorrectly classifying treasury bills purchased with a maturity date greater than three months, but less than one year, as cash and cash equivalents for 2012 and 2011. Under GAAP, these securities should have been reported as short-term investments.  This classification issue also impacted the statements of cash flows for 2013, 2012, and 2011 and a restatement was required to our previously issued consolidated financial statements for the years ended 2013, 2012 and 2011.  In response to this material weakness, we have established a more detailed accounting of our cash-equivalent and short-term securities in our financial reporting system and review the individual securities included in each category at the end of each reporting period.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our reputation and operating results could be harmed. It is possible that we or our independent auditors may identify additional control deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will become subject to if and when our common stock becomes listed on a national securities exchange, or result in material misstatement in our financial statements. The existence of a material weakness could result in errors to our financial statements requiring a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which could lead to a decline in our stock price, delisting of our common stock, fines, sanctions and other regulatory action and potential litigation. We have not assessed the effectiveness of our disclosure controls and procedures or our internal controls over financial reporting, and because we are an “emerging growth company” as discussed below, we likely will not be required to conduct this assessment for some period of time.

We are an “emerging growth company” and are likely to remain one for some period of time.   As a result, our shareholders likely will not have the benefit of certain protective provisions that would otherwise apply to most public companies.

The JOBS Act became law in 2012.  The JOBS Act “IPO On-Ramp” provisions provide that companies with less than $1.0 billion of total annual gross revenues (“emerging growth companies”) will be exempted from certain disclosure requirements for up to five years following their initial public offerings.  An emerging growth company would be subject to reduced requirements during this period, including:

•                  fewer years of required financial statements in its registration statement (two years compared to three years by non-emerging growth companies);

•                  no requirement to present selected financial data for periods preceding the earliest audited period required to be presented in the registration statement for a company’s initial public offering;

•                  exemption from the requirements under Section 404(b) of the Sarbanes-Oxley Act for auditor attestation relating to internal control over financial reporting;

•                  grandfather provisions allowing a company to forgo compliance with new or revised financial statement or auditing requirements; and

•                  reduced executive compensation disclosure, including reduction of the number of executive officers whose compensation is required to be described, fewer years of required disclosure, exemption from the requirement to include a compensation disclosure and analysis section and exemption from certain provisions of the Dodd-Frank Act relating to “say-on-pay,” “pay-for-performance,” comparative pay and golden parachutes.

As a result, for at least some period of years, our shareholders likely will not have the benefit of certain protective provisions and additional disclosures that would otherwise apply to most public companies.

If we become publicly traded, our senior executive officers and several of our directors may not be able to organize and effectively manage a publicly traded operating company, which could adversely affect our overall financial condition.

Our senior executive officers and a number of our directors have not served in those capacities with publicly traded operating companies and may not be successful in doing so. The demands of organizing and managing a publicly traded operating company are much greater than those relating to a private company, and some of our senior executive officers and directors may not be able to meet those increased demands. Failure to organize and effectively manage our business could materially and adversely affect our overall financial condition.

Future sales and issuances of shares of our capital stock may depress our share price.

We may in the future issue our previously authorized and unissued securities. We have an authorized capitalization of 150 million shares of our common stock and 10 million shares of preferred stock with such designations, preferences and rights as are contained in our charter or bylaws and as determined by our board of directors. Issuances of stock may result in dilution of our existing shareholders or a decrease in the per share price of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the price prospective buyers are willing to pay for our common stock. Sales of a substantial number of shares of our common stock by us or our shareholders, or the perception that such sales could occur, may adversely affect the price prospective buyers are willing to pay for our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. See “Shares Available for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold.

Provisions contained in our organizational documents, as well as provisions of Delaware law, contractual agreements and compensation arrangements, could delay or prevent a change of control of us, which could adversely affect the price of shares of our common stock.

Our bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions that:

•                  provide that special meetings of our shareholders generally can only be called by the chairman of the board of directors, the chief executive officer, the president or by a resolution approved by our board of directors;

•                  provide our board of directors the ability to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may grant preferred holders super voting, special approval, dividend or other rights or preferences superior to the rights of the holder of common stock;

•                  eliminate the ability of shareholders to act by written consent in lieu of a meeting;

•                  provide our board of directors the ability to issue common stock and warrants within the amount of authorized capital; and

•                  provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, generally must provide timely advance notice of their intent in writing and certain other information not less than 90 days nor more than 120 days prior to the one-year anniversary of the date of the preceding year’s annual meeting of shareholders.

In addition, some of our agreements, such as our alliance agreement with CUNA Mutual, and some of our incentive plans contain change of control provisions.  In addition, we have certain severance agreements with executives that provide for payments following a change of control.

The provisions discussed above, alone or together, could delay hostile takeovers and changes of control of our company or changes in our management, even if such transactions would be beneficial to our shareholders.

As a Delaware corporation, we will also be subject to anti-takeover provisions of Delaware law. The Delaware General Corporation Law (“DGCL”) provides that shareholders are not entitled to cumulative voting rights in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

In addition, we are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested shareholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such shareholder became an interested shareholder, unless: (1) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (3) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested shareholder.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for shares of our common stock. See “Description of Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Organizational Documents and Delaware Law.”

Applicable insurance laws may make it difficult to effect a change of control of our company.

State insurance holding company laws require prior approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Any person wishing to acquire control of us or of any substantial portion of our outstanding shares would first be required to obtain the approval of the domestic regulators (including those asserting “commercial domicile”) of our insurance subsidiaries or file appropriate disclaimers.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.  See “Regulation—Holding Company Regulation—Change of Control.”

Future issuance of debt or preferred stock, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing shareholders, may adversely affect the market value of our common stock.

In the future, we may attempt to increase our capital resources by issuing debt or making additional offerings of equity securities, including bank debt, commercial paper, medium-term notes, senior or subordinated notes and classes of shares of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of shares of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their stockholdings in us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally, but not always, accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “should,” “would,” “may,” “plan,” “goal,” “target,” “can,” “could,” “continuing,” “ongoing,” “intend” or other words that convey the uncertainty of future events or outcomes. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Examples of forward-looking statements include the plans and objectives of management for future operations, including those relating to future growth of our business, and are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, our ability to recover from our capacity providers, the cost and availability of reinsurance coverage, challenges to our use of issuing carrier or fronting arrangements by regulators or changes in state or federal insurance or other statutes or regulations, our dependence on a limited number of business partners, potential regulatory scrutiny of lender-placed automobile insurance, level of new car sales, availability of credit for vehicle purchases and other factors affecting automobile financing, our ability to compete effectively, a downgrade in the financial strength ratings of our insurance subsidiaries, our ability to accurately underwrite and price our products and to maintain and establish accurate loss reserves, changes in interest rates or other changes in the financial markets, the effects of emerging claim and coverage issues, changes in the demand for our products, the effect of general economic conditions, breaches in data security or other disruptions with our technology, and changes in pricing or other competitive environments.

The forward-looking statements in this prospectus speak only as of the date of this prospectus, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

These and other important factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, FBR Capital Markets & Co. or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders pursuant to this prospectus.

DIVIDEND POLICY

Prior to the completion of the private placement, it was our policy to pay dividends to our shareholders. Historically, we elected for our parent company to be taxed for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code and our subsidiaries (other than our insurance subsidiaries and their intermediate holding company) to be pass-through entities for federal income tax purposes. We historically made periodic cash distributions to our shareholders that included amounts necessary for them to pay their estimated personal U.S. federal income tax liabilities relating to the items of our income, gain, deductions and losses. Upon completion of the private placement, State National became taxable as a “C” corporation and has discontinued the manner in which it previously made periodic distributions to its shareholders, including distributions to provide shareholders with funds to pay their estimated personal U.S. federal income tax liabilities.

The following table shows recent quarterly dividends that have been paid on our common stock with respect to the periods indicated. The per share amounts set forth in the following table have been adjusted to give effect to the 736 for 1 stock split that we effected prior to the completion of the private placement. Accordingly, the per share amounts are presented to the nearest hundredth of a cent and are not representative of the amount of any future dividends we may pay.

($ in thousands, except for share information)	Amount Per Share	Total Dividend

First Quarter 2012	$0.30	$10,244
Second Quarter 2012	0.04	1,211
Third Quarter 2012	0.02	565
Fourth Quarter 2012	0.06	2,156
First Quarter 2013	0.19	6,593
Second Quarter 2013	0.13	4,389
Third Quarter 2013	0.05	1,565
Fourth Quarter 2013	0.08	2,748
First Quarter 2014	0.34	11,519
Second Quarter 2014	0.14	4,721

We intend to commence the payment of a $0.01 per share cash dividend on a quarterly basis to our shareholders of record beginning in the fourth quarter of 2014 based on third quarter earnings. Any declaration and payment of dividends that may be approved by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal and regulatory requirements and other factors that our board of directors deems relevant.  Our board of directors may eliminate the payment of future dividends at its discretion, without notice to our shareholders.

State National Companies, Inc. is a holding company and has no direct operations.  Our ability to pay dividends in the future depends on the ability of our operating subsidiaries, including our insurance subsidiaries, to pay dividends to us. The laws of the jurisdictions in which our insurance subsidiaries are organized regulate and restrict, under certain circumstances, their ability to pay dividends to us. However, our agency, T.B.A. Insurance Group, Ltd. (“TBA”), is not statutorily restricted from paying dividends to us.  In addition, future debt agreements may contain certain prohibitions or limitations on the payment of dividends.  See “Risk Factors—Risks Relating to Our Business Generally—Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations.”

CAPITALIZATION

The following table shows our capitalization as of June 30, 2014.  You should refer to “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial information included elsewhere in this prospectus in evaluating the material presented below.

As of June 30,
($ in thousands)	2014
Debt outstanding:
Subordinated debentures	$52,000
Shareholders’ equity:
Common stock: par value $0.001 per share; 150,000,000 shares authorized; 44,208,602 shares issued and outstanding	44
Preferred stock: par value $0.001 per share; 10,000,000 shares authorized; no shares issued and outstanding	—
Additional paid-in capital	218,605
Retained Earnings	2,745
Accumulated other comprehensive income	3,985
Total shareholders’ equity	225,379
Total capitalization	$277,379

The table does not reflect:

•      2,783,873 shares of common stock issuable upon the exercise of stock options granted to our executive officers and other employees upon completion of the private placement, at an exercise price of $10.00;

•      1,585,627 additional shares of common stock available for future issuance under our 2014 Stock Incentive Plan; and

•      38,500 shares of common stock issued on July 9, 2014 to certain of our employees under our 2014 Stock Incentive Plan.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial information for the periods ended and as of the dates indicated. These selected historical consolidated results are not necessarily indicative of results to be expected in any future period. You should read the following selected consolidated financial information together with the other information contained in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

The income statement data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 are derived from our audited financial statements included elsewhere in this prospectus.  The income statement data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 are derived from our audited financial statements that are not included in this prospectus. The income statement data for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 and 2013 are each derived from our unaudited financial statements included elsewhere in this prospectus.  Our unaudited consolidated condensed financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such financial statements in all material respects.  The results of any interim period are not necessarily indicative of results that may be expected for a full year or any future period.

($ in thousands, except	For the six months ended June 30,		For the years ended December 31,
for share information)	2014	2013	2013	2012	2011	2010	2009
OPERATING RESULTS
Gross written premium (1)	$491,375	$297,176	$809,965	$634,821	$712,834	$668,353	$675,619
Net written premium (1)	40,674	36,810	86,773	79,165	80,303	88,598	92,209

Premiums earned	43,986	39,482	84,378	78,096	81,974	90,244	93,062
Ceding fees (2)	20,858	13,695	32,898	32,379	30,455	31,010	33,179
Total revenues	70,930	58,723	128,503	122,123	124,749	132,589	137,840

Net cash from operating activities	(18,141)	(6,447)	33,856	27,060	30,296	34,464	21,521

Reconciliation of adjusted net income:
Net income (loss)	$(2,793)	$1,788	$22,711	$15,882	$27,906	$26,040	$20,814
Plus (less): Provision for income taxes to reflect change to C corporation status (3)	3,957	589	(6,938)	(2,980)	(6,779)	(5,762)	(3,854)
Less: Recognition of deferred tax asset upon conversion to C corporation (4)	14,460	—	—	—	—	—	—
Plus: Founder special compensation (5) (6)	11,160	6,311	6,311	6,749	443	4,929	2,815
Plus: Offering-related expenses (6)	4,441	—	—	—	—	—	—
Plus: Contract modification expense (6) (8)	11,090	—	—	—	—	—	—
Adjusted net income (7)	$13,395	$8,688	$22,084	$19,651	$21,570	$25,207	$19,775

FINANCIAL CONDITION
Total investments and cash and cash equivalents	$317,954	$218,038	$252,686	$241,008	$228,933	$214,686	$195,369
Reinsurance recoverables (9)	1,491,994	1,267,910	1,372,225	1,201,053	1,074,404	934,564	809,116
Total assets	1,893,577	1,541,399	1,690,951	1,497,528	1,366,412	1,214,400	1,064,089

Unpaid losses and loss adjustment expenses	1,076,235	1,042,832	1,016,641	975,708	806,125	706,291	588,490
Unearned premiums	442,262	249,090	386,279	253,638	293,924	257,546	254,941
Allowance for policy cancellations (10)	35,054	29,203	39,623	32,775	27,511	27,646	24,296
Subordinated debentures	52,000	52,000	52,000	52,000	52,000	52,000	52,000
Total shareholders’ equity	225,379	129,373	145,354	142,223	140,087	128,516	108,549

SHARE INFORMATION
Basic earnings per share	$(0.08)	$0.05	$0.66	$0.46	$0.82	$0.76	$0.61
Diluted earnings per share	(0.08)	0.05	0.66	0.46	0.82	0.76	0.61

Dividends paid	16,240	10,982	15,295	14,176	17,958	7,701	9,291
Basic weighted average shares outstanding	34,455,221	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896
Diluted weighted average shares outstanding	34,455,221	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896	34,176,896

(1)   The CPI premiums written presented in this document reflect the effects of the allowance for policy cancellations, including any adjustments related to re-estimation of the allowance.  As such, the CPI premiums written are those that we expect to earn, which we refer to as “stick premiums,” while those that are expected to cancel are included in the allowance for policy cancellations.

(2)   Ceding fees are fees we receive in the Program Services segment in exchange for providing access to the U.S. property and casualty insurance market and are based on the gross premiums we write on behalf of our GA and capacity provider clients. We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured.  Typically, the reinsured policies have a term of one year.  Ceding commissions earned on Lender Services business are not included as ceding fees.  CUNA Mutual’s ceding commission is included as a partial offset to commission expense.

(3)   Upon the completion of the private placement, our parent company’s status as a Subchapter S corporation terminated and our consolidated income became fully subject to U.S. federal income taxes.  This adjustment represents estimated income taxes as if the Company had been treated as a C Corporation for each period presented.  The estimated tax was calculated assuming the Company’s blended statutory federal and state income tax rates of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, and 38.1%, 37.2%, 35.7%, 35.5% and 34.1% for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(4)   As a result of the Company’s conversion to a C Corporation, the deferred tax asset increased by approximately $14.5 million primarily due to the effects of eliminating deferred tax balances on the insurance subsidiaries related to intercompany transactions. This excludes the tax effect related to contract modification expense as discussed in note (8) below.

(5)   During the periods presented, we made special compensation payments to our co-founders and principal executive officers, Lonnie Ledbetter and Terry Ledbetter, in recognition of their service to our Company.  We refer to these payments as “Founder special compensation.”  Following the completion of the private placement, we no longer pay Founder special compensation, as Lonnie Ledbetter has retired, and the bonus compensation for the remainder of 2014 for Terry Ledbetter, who now serves as our Chairman, President and Chief Executive Officer, will be determined based on 2014 performance goals.  See “Executive Compensation—Executive Incentive Plans.”

(6)   Founder special compensation, offering-related expenses, and contract modification expense are shown net of the estimated tax benefit for each period presented.  The estimated tax was calculated assuming the Company’s blended statutory federal and state income tax rates of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, and 38.1%, 37.2%, 35.7%, 35.5% and 34.1% for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(7)   Adjusted net income is considered a non-GAAP financial measure because it reflects the following adjustments to net income, which is the most directly comparable measure calculated in accordance with GAAP: the pro forma provision for income taxes as if the Company had been treated as a C Corporation for each period presented, and the exclusion (net of tax benefit) of the increase in the Company’s deferred tax asset as a result of the conversion to C Corporation status, the amount of founder special compensation and the non-recurring offering-related expenses and contract modification expense related to the amendment to our alliance agreement with CUNA Mutual.  Management believes this measure is helpful to investors because it provides comparability in evaluating core financial performance between periods.  Management uses adjusted net income to evaluate core financial performance against historical results without the effect of these items.

(8)   In connection with the recent amendment to the alliance agreement with CUNA Mutual, we agreed to pay CUNA Mutual $17.8 million.  As a result, we recorded contract modification expense of $17.8 million, or $11.1 million net of tax benefit.

(9)   Our reinsurance recoverables are based on estimates, and our actual liabilities may exceed the amount that we are able to recover from our reinsurers or any collateral securing the liabilities. This could occur because the loss experience based on the policy terms is higher than expected or due to litigation, regulatory or other extra-contractual liabilities.  SNIC, NSIC, and USIC remain liable for unearned premiums and unpaid losses and loss adjustment expenses with respect to reinsurance ceded should the reinsurer be unable to meet its obligations. Management considers the possibility of a reinsurer becoming unable to meet its obligations as remote due to the reinsurers’ financial stability, A.M. Best Company rating, size, security funds available, and other factors as appropriate.

Following is a summary of these balances as of:

	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012	2011	2010	2009

Ceded unearned premiums	$424,628	$233,210	$365,333	$235,088	$276,443	$238,394	$234,142
Ceded loss and loss adjustment expense reserves	1,067,366	1,034,700	1,006,892	965,965	797,961	696,170	574,974
Total reinsurance recoverables	1,491,994	1,267,910	1,372,225	1,201,053	1,074,404	934,564	809,116
Secured reinsurance recoverables	(1,125,792)	(918,020)	(1,014,947)	(851,045)	(590,609)	(451,151)	(520,903)
Unsecured reinsurance recoverables	$366,202	$349,890	$357,278	$350,008	$483,795	$486,413	$288,213

(10) An allowance for policy cancellations is provided for the estimated amount of return premiums and policy fees, net of commission expense and premium taxes that will be incurred on expected future policy cancellations associated with the Company’s CPI business. Premiums and cancellation data are accumulated by accounting month (month in which the premium was written/collected), lending institution and at the corporate level.  The estimation methodology utilizes actual cancellation rates (premium refunds divided by premiums written by accounting month) to determine expected future cancellations for that accounting month. The estimate for each accounting month decreases each subsequent month as actual refunds emerge.  While management believes the amounts included in the consolidated financial statements are adequate, such estimates may be more or less than the amounts ultimately refunded. The estimates are reviewed quarterly by Management, and any changes are reflected in current operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking and Other Statements

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the captions “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” These factors could cause our actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

We are a leading specialty provider of property and casualty insurance operating in two niche markets across the United States.  In our Program Services segment, we leverage our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide access to the U.S. property and casualty insurance market in exchange for a ceding fee.  In our Lender Services segment, we specialize in providing collateral protection insurance, or CPI, which insures personal automobiles, light trucks, SUVs and other vehicles held as collateral for loans made by credit unions, banks, specialty lenders and other financial institutions.

Our Program Services segment generates significant fee income, in the form of ceding fees, by offering issuing carrier capacity to both specialty general agents, or GAs, who sell, control, and administer books of insurance business that are supported by third-party reinsurers, domestic and foreign insurers and institutional risk investors (“capacity providers”) that want to access specific lines of U.S. property and casualty insurance business.  Issuing carrier arrangements refer to our business in which we write insurance on behalf of a capacity provider and then reinsure the risk under these policies with the capacity provider in exchange for ceding fees. Our broad licensing authority, strong A.M. Best “A” rating and track record of over 25 years of profitable operations allow us to act as the policy-issuing carrier for business produced by GAs or insurers.  We reinsure substantially all of the underwriting and operating risks in connection with our issuing carrier arrangements to our capacity providers. In many cases, we hold significant collateral to secure the associated reinsurance recoverables. As such, this segment generates very large gross premium with little net premium (except for the run-off of the retained business as described below). We have ceded over $10 billion in premiums over 25 years with no unpaid reinsurance recoverables. Also, since the funds related to settling balances (premiums, commissions and losses) between the GAs and the reinsurers do not flow through the Company, no receivables or payables are reflected in the Company’s financial statements for these amounts. In exchange for providing our insurance capacity, licensing and rating to our GA and insurer clients, we receive ceding fees averaging in excess of 5% of gross written premiums.

Our Lender Services segment generates premium from providing collateral protection insurance, or CPI, to our credit union, bank and specialty finance clients.  Our principal product in this segment is CPI. Lenders purchase CPI to provide coverage for automobiles or other vehicles of borrowers who do not uphold their obligation to insure the collateral underlying the loan. Our lender clients pay us directly for CPI and then add the cost of CPI to the borrower’s loan. Our CPI business is fully vertically integrated: we manage all aspects of the CPI business cycle, including sales and marketing, policy issuance, policy administration, underwriting and claims handling.

The principal claims we pay in our Lender Services segment are for the following coverage options:  collision, which covers accidental loss or damage to the collateral caused by collision with another object; premium deficiency, which provides for reimbursement of earned premiums under a wide range of options based on physical damage status and loss ratio; and conversion/skip loss, which provides coverage for loss due to concealment, disposal, or misappropriation of the collateral by the borrower.  Although our CPI policies typically have a term of one year, the actual duration of such policies is usually much shorter, because many borrowers elect to cancel lender-placed policies and replace with borrower-obtained policies shortly after lender-placed polices become effective. We provide for an allowance for policy cancellations based on our historical experience.

Factors Affecting Our Operating Results

Trending Market Opportunities. We believe that recently improved macroeconomic conditions, including rate hardening in property and casualty insurance lines, increasing availability of credit and increasing automobile sales, should provide us with more growth opportunities in both of our business segments.  We also believe that the increased role of capital markets alternatives to reinsurance, the capitalization of recent hedge fund-backed reinsurers and the growth of the off-shore reinsurance market generally should drive demand for our services, as these firms typically do not have direct access to the U.S. market.

In our Lender Services business, we believe that organic growth from our existing lender clients is, and potential new business from banks and specialty finance companies will be, driven by overall growth in lenders’ portfolios as a result of rising automobile sales, higher average auto loan sizes and increasing credit availability.  We expect that growth in lenders’ portfolios will result in increased premium writings for us. However, with the increasing availability of credit, we expect the credit quality of borrowers to deteriorate, resulting in increased losses and loss ratios in our Lender Services business compared to losses and loss ratios we experienced during prior periods when credit was not as available and the credit quality of borrowers would be expected to be higher.  Historically, we have targeted a loss ratio between 35% and 45%.  For the six months ended June 30, 2014 and the years ended December 31, 2013, 2012 and 2011, our net loss ratio was 42.0%, 37.3%, 33.9% and 36.4%, respectively. We believe the credit quality of borrowers has declined over the last few years with the increasing availability of credit, and our loss ratio has increased consistent with this trend and is returning to normal targeted levels.  Also consistent with this trend, our policy cancellation experience increased while credit availability was limited as we believe higher credit quality borrowers tend to be more diligent in providing evidence of insurance to their lending institution.  If credit availability continues to increase, we expect our cancellation experience to return to historical levels, which will further increase our premium writings.

We have experienced additional demand for our program services from an increase in hedge fund sponsored reinsurers and other institutional risk investors.  One recent example of a significant program with an institutional risk investor is Nephila Capital Ltd. Nephila is a hedge fund with approximately $10 billion in assets under management that participates in the reinsurance market for catastrophe exposed property business.  Nephila is currently accessing the U.S. market through our insurance subsidiaries and we estimate gross writings under this program for 2014 to be approximately $50 million, upon which we expect to earn ceding fees of approximately $1.2 million this year.  In addition, we have recently entered into a new arrangement with Nephila under which we have granted Nephila the exclusive right to produce U.S. property insurance, predominantly in areas potentially affected by catastrophes, for us during 2015 and 2016.  Under this arrangement, we have agreed to provide Nephila up to $400 million of premium capacity for 2015 and 2016, and Nephila has agreed to produce minimum premiums written of $300 million for 2015 and $400 million for 2016, with equivalent ceding fees paid to us on such amounts whether or not the minimum premium levels are produced, subject to our maintaining our “A” A.M. Best rating and potential reductions to the extent we do not have the authority to write the particular policies they desire to have written and they write such policies through other providers.

In addition, recent downgrades of certain insurance companies have, and we believe that future downgrades of other insurance companies will, create increased demand for our issuing carrier capacities.  For example, we currently have a large active program with certain subsidiaries of Meadowbrook Insurance Group, Inc. (MIG), including Century Surety Company, Star Insurance Company and Savers Property & Casualty Insurance Corporation.  This A.M. Best rating-sensitive book of business came to us in August of 2013 after A.M. Best downgraded the rating of the MIG insurance subsidiaries from “A-” to “B++”.  For 2013, we wrote gross premiums of $170 million under this program, for which we earned gross premiums of $64 million and ceding fees of $3.5 million.  For 2014, we expect to write approximately $300 million of gross premiums and to earn gross premiums of approximately $278 million, which includes the earnings of the 2013 unearned premiums.  We expect these estimated premium earnings to generate over $15 million of earned ceding fees in 2014, of which $6.9 million have been earned as of June 30, 2014.

Alliance with CUNA Mutual.  The Company’s alliance with CUNA Mutual that began in 2009 provides us access to a wider array of clients and added significant additional scale to our CPI business.  For the six months ended June 30, 2014 and the years ended December 31, 2013, 2012 and 2011, we have generated earned premiums of $16.7 million, $30.3 million, $25.2 million and $22.0 million, respectively, through the alliance with CUNA Mutual. Prior to July 1, 2014, this business was subject to a 50% quota share agreement with CUNA Mutual.  We recently amended the alliance agreement to increase our retention of the business subject to the alliance to 70% from 50% for business written on or after July 1, 2014, and in exchange have made payments to CUNA Mutual totaling approximately $17.8 million, which payments may be adjusted somewhat based on net premiums and loss ratio for the 12-month period ending June 30, 2015.  In addition, the term of the alliance has been extended at least through July 31, 2018. This arrangement also includes a ceding commission of 21%, which effectively offsets our general and administrative expenses since the commissions our insurance subsidiaries pay to the affiliated agent are eliminated in consolidation.  In addition, CUNA Mutual reimbursed 50% of direct commissions paid to the accounts that are subject to this agreement, which reimbursement will be reduced to 30% of direct commissions for business written on or after July 1, 2014. If the revised quota share percentage had been in effect in 2013 and the first six months of 2014, we would have earned additional premiums in our CPI business of approximately $11.8 million and $6.6 million respectively.

Run-off of the Retained Business.  In the past, the Company has participated on a quota share basis to a limited extent in certain programs in the Program Services segment.  Most recently, from 2007 until 2011, California had required USIC to retain 10% of the risks written.  After this requirement was lifted in early 2012, the Company reinsured to inception the retained business under most of the active contracts, but others continue to run-off.  As reflected in the “Business—Program Services Segment—Results of Operations,” we recorded negative premiums earned of $16,000, $550,000, and $501,000 for the six months ended June 30, 2014, June 30, 2013, and the year ended December 31, 2013, respectively.  In addition, we recorded negative losses and loss adjustment expenses on those premiums of $153,000, $390,000 for the six months ended June 30, 2014 and June 30, 2013, respectively, while we recorded a net positive expense for the year ended December 31, 2013 of $465,000.  The negative premiums and losses and loss adjustment expenses resulted primarily due to the novation of the three remaining active California programs (one in 2013 and two in 2012) in this run-off book of business, net policy refunds for a number of run-off accounts, and the run-off of claim reserves on retained accounts.

Most of the retained business was general liability business.  The Company has no active retained contracts and has no present intention of participating in future contracts.  We refer to this business as “the run-off of the retained business.”  For the years ended December 31, 2013 and 2012, we had paid losses relating to the run-off of the retained business of $1.6 million and $1.5 million, respectively.  As of June 30, 2014, we had net reserves of $3.4 million related to this business.

Subchapter S Corporation Status.  Prior to the completion of the private placement, we elected for our parent company to be taxed for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code and our subsidiaries (other than our insurance subsidiaries and intermediate holding company) to be pass-through entities for federal income tax purposes. As a result, prior to the completion of the private placement, the income for our parent company and pass-through subsidiaries was not subject to, and we did not pay, U.S. federal income taxes, and no provision or liability for federal or state income tax for our parent company pass-through subsidiaries has been included in our consolidated financial statements.  The tax provision, assets and liabilities that are reflected in our consolidated financial statements represent those for our insurance subsidiaries, SNIC, NSIC, and USIC, and their intermediate holding company, State National Intermediate Holdings, Inc. (“SNIH”), as those entities are “C” Corporations.  Despite the Subchapter S corporation status, the impact of taxes on our parent company are included in the financial statements in that our shareholders were provided with the cash to pay the taxes that passed through to the shareholders.  Prior to the completion of the private placement, we made periodic cash distributions to our shareholders that have included amounts necessary for them to pay their estimated personal U.S. federal income tax liabilities relating to the items of our income, gain, deductions and losses that pass through to them. See “Dividends.” Upon the completion of the private placement, our parent company’s status as a Subchapter S corporation terminated and our consolidated income became fully subject to U.S. federal income taxes.  As a result, the Company’s deferred tax asset as of June 30, 2014 increased by approximately $19.5 million primarily due to the effects of eliminating deferred tax balances on the insurance subsidiaries related to intercompany transactions and contract modification expense.

Founder Special Compensation.  During 2014, 2013, 2012 and 2011, we paid special compensation to our co-founders and principal executive officers, Lonnie Ledbetter and Terry Ledbetter, in recognition of their service to our Company.  We refer to these payments as “Founder special compensation.”  We paid founder special compensation in the aggregate amount of $17.9 million, $10.2 million, $10.7 million and $690,000 for the period ended June 30, 2014 and the years ended December 31, 2013, 2012 and 2011, respectively.  Following the completion of the private placement in June 2014, we will no longer pay founder special compensation, as Lonnie Ledbetter has retired, and the bonus compensation for the remainder of 2014 for Terry Ledbetter, who serves as our Chairman, President and Chief Executive Officer, will be determined based on 2014 performance goals.

Seasonality of Our Business.  Our Lender Services segment typically experiences seasonal fluctuations in written premium.  The fourth quarter tends to generate the greatest amount of written premium, whereas the first quarter of the year tends to generate the least.  We believe this trend follows loan delinquency patterns for the industry. We generally do not experience seasonality in our Program Services segment.

Principal Revenue and Expense Items

Premiums earned.  Premiums earned are the earned portion of our net premiums written, which are predominately CPI premiums. As the CPI product is not a traditional insurance product, the premium recognition is likewise different.  First, we do not record premiums until we collect them from our accounts since they have the right to waive the placement of insurance on any of their loans. Our premium notice cycles average approximately 45 to 65 days. Therefore, we earn premiums for such notice periods at the time they are written. Next, there is a high level of policy cancellations since borrowers often purchase insurance at the traditional rates that provides protection for them in addition to their lender.  Due to this high level of policy cancellations, we split the premium into two pieces:  (1) an allowance for future cancellations and (2) premiums that we expect to earn, which we refer to as “stick premiums.”  We earn stick premiums on a pro rata basis over the terms of the policies. The CPI premiums written as presented in this document reflect the effects of the allowance for policy cancellations including any adjustments related to re-estimation of the allowance.  As such, our recorded CPI premiums written are those that we expect to earn while those that are expected to cancel are included in the allowance for policy cancellations.  At the end of each reporting period, premium written that is not earned is classified as unearned premium, which is earned in subsequent periods over the remaining terms of the policies. Our policies typically have a term of one year, although the average duration of our CPI policies is typically less than six months due to policy cancellations.

Commission income.  Commission income is generated on business where we operate in an agency capacity on ancillary lines of business within our Lender Services segment.

Ceding fees.  Ceding fees are fees we receive in the Program Services segment in exchange for providing access to the U.S. property and casualty insurance market and are based on the gross premiums we write on behalf of our GA and capacity provider clients. We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured, which policies often have a one year term.

Net investment income.  We invest our statutory surplus and excess agency funds primarily in cash, cash equivalents, and fixed-maturity securities. Our net investment income includes interest income on our invested assets.

Realized net investment gains.  We report net realized gains and losses on our investments separately from our net investment income. Net realized gains occur when we sell our investment securities for more than their costs or amortized costs, as applicable. Net realized losses occur when we sell our investment securities for less than their costs or amortized costs, as applicable, or we write down the investment securities as a result of other-than-temporary impairment. We classify equity securities and our fixed-maturity securities as available-for-sale. We report net unrealized gains (losses) on those securities classified as available-for-sale separately within other comprehensive income.

Loss and loss adjustment expenses.  Loss and loss adjustment expenses (LAE) include claims paid, estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. We record loss and LAE related to estimates of future claim payments based on historical experience. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. We revise our estimates as we receive additional information about claims and the total costs of settlement.

Commissions.  Commission expenses are primarily related to the acquisition of our Lender Services business.  A significant portion of these amounts are paid to financial institutions as a means to reimburse the financial institution for costs associated with operating a CPI program. These commissions are partially offset by ceding commissions received under our quota reinsurance agreement with CUNA Mutual and the reimbursement we received from CUNA Mutual for 50% of the direct commission expense. The ceding commission compensates us for expenses, such as underwriting and policy acquisition expenses, that we incur in connection with the writing of the ceded business.

Taxes, licenses, and fees.  Taxes, licenses, and fees are primarily premium taxes and related licenses and fees that are charged by state jurisdictions as a result of writing certain lines of business as an insurance operation.

General and administrative expense.  General and administrative expense is composed of all other operating expenses, including various departmental salaries and benefits expenses for employees.  General and administrative expenses also include expenses related to our office space, postage, telephone and information technology charges, as well as legal and auditing fees and corporate travel.  In addition, general and administrative expense includes those charges that are related to the amortization of tangible and intangible assets.

Interest expense.  Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rates.

Income tax expense.  We incur federal tax expenses on our “C” corporations and state and local income tax expenses in certain jurisdictions in which we operate.

Stock-based Compensation Expense.  Compensation expense for stock-based payments is recognized based on the measurement-date fair value for awards that will settle in shares. Compensation expense for awards that are settled in equity are recognized on a straight line pro rata basis over the vesting period. Stock-based compensation expense was approximately $43,000 for the quarter ended June 30, 2014, relating to stock options that we granted to our management in connection with the private placement, recognized on a pro rata basis over the vesting period.  Based on 2,783,873 options outstanding as of June 30, 2014, we estimate stock-based compensation costs will be approximately $1.2 million for the quarter ended September 30, 2014.  However, no assurance can be given regarding the future changes in estimates of stock-based compensation costs.

Other Measures and Ratios

Adjusted net income.  Adjusted net income is considered a non-GAAP financial measure because it reflects the following adjustments to net income, which is the most directly comparable measure calculated in accordance with GAAP: the pro forma provision for income taxes as if the Company had been treated as a C Corporation for each period presented, and the exclusion (net of tax benefit) of the increase in the Company’s deferred tax asset as a result of the conversion to C Corporation status, the amount of founder special compensation and the non-recurring offering-related expenses and contract modification expense related to the amendment to our alliance agreement with CUNA Mutual.  Management believes this measure is helpful to investors because it provides comparability in evaluating core financial performance between periods.  Management uses adjusted net income to evaluate core financial performance against historical results without the effect of these items.  For a reconciliation of this non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Consolidated Results of Operations.”

Lender Services Insurance Ratios

Net loss ratio.  The net loss ratio is a measure of the underwriting profitability of our Lender Services business.  Expressed as a percentage, this is the ratio of net loss and LAE incurred to net premiums earned.

Net expense ratio.  The net expense ratio is a component of our operational efficiency in administering our Lender Services business. Expressed as a percentage, this is the ratio of net expenses (commissions, taxes, licenses, and fees and general and administrative) to net premiums earned.

Net combined ratio.  The net combined ratio is a measure of the overall profitability of our Lender Services business.  This is the sum of the net loss ratio and the net expense ratio.

Program Services Expense Ratio

Program gross expense ratio.  The program gross expense ratio is a measure of our ability to earn increasing amounts of ceding fees with only minimal incremental expense in our Program Services business.  Expressed as a percentage, this is the ratio of general and administrative expense incurred to gross written premium.

Critical Accounting Estimates

Our consolidated financial statements include amounts that, either by their nature or due to the requirements of generally accepted accounting principles in the U.S. (GAAP), are determined using estimates and assumptions.  While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented.  We believe the items that require the most subjective and complex estimates are: unpaid losses and loss adjustment expense reserves, allowance for policy cancellations, unearned premium reserve, reinsurance recoverable, valuation of our investment portfolio and assessment of other-than-temporary impairments (OTTI).

We believe our accounting policies for these items are of critical importance to our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions required to arrive at these amounts.  For a complete summary of our significant accounting policies, see the notes to the consolidated financial statements.

Unpaid Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses includes an estimate for claims reported and an additional liability for claims incurred but not reported at the balance sheet date, as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries.  Estimates are based upon past loss experience modified for current trends as well as economic, legal and social conditions.  Loss reserves are not discounted to present value, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.

In establishing these estimates, we make various assumptions regarding a number of factors, including frequency and severity of claims, the length of time needed to achieve ultimate settlement of claims, inflation of medical costs, insurance policy coverage interpretations, jury determinations and legislative changes. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may be different from our original estimates.  On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s results.  Additional information regarding the judgments and uncertainties surrounding our estimated reserves for loss and loss adjustment expenses can be found in “Business—Loss Reserves.”

Allowance for Policy Cancellations

An allowance for policy cancellations is provided for the estimated amount of return premiums and policy fees, net of commission expense and premium taxes that will be incurred on expected future policy cancellations associated with the Company’s business. Premiums and cancellation data are accumulated by accounting month (month in which the premium was written/collected), lending institution and at the corporate level.  The estimation methodology utilizes actual cancellation rates (premium refunds divided by premiums written by accounting month) to determine expected future cancellations for that accounting month. The balance for each accounting month decreases each subsequent month as actual refunds emerge.

On a quarterly basis, we review our estimates for allowance for policy cancellations to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s operating results. The allowance for policy cancellations for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013, 2012, and 2011 included upward revisions to prior year estimates of $4.0 million, $2.2 million, $2.8 million, $1.7 million, and $1.0 million, respectively.  Because of the interplay between the allowance for policy cancellations and the related unearned premium reserve, changes in the allowance for policy cancellations are partially offset by related changes in the unearned premium reserve and amounts ceded to reinsurers.  After taking into account the associated changes in unearned premium and amounts ceded to reinsurers, the net negative impact to the balance sheet and the corresponding reduction in net income from the revised estimates for the six months ended June 30, 2014 and 2013 and for each of the years ending December 31, 2013, 2012, and 2011 was approximately $1.9 million, $1.2 million, $1.6 million, $1.3 million, and $1.0 million, respectively.

While management believes the amounts included in the consolidated financial statements are adequate, such estimates may be more or less than the amounts ultimately refunded. The estimates are continually reviewed by management, and any changes are reflected in current operations.

Unearned Premium

Unearned premium reserves represent the portion of premiums written applicable to the unexpired terms of the policies.  The Lender Services segment calculates this reserve after adjusting for anticipated policy cancellations.

Reinsurance Recoverable

The recoverable for ceded unpaid losses and loss adjustment expenses includes an estimate for claims reported and an additional liability for claims incurred but not reported, based on the Company’s historical loss experience. While management believes the amounts included in the consolidated financial statements are adequate, such estimates may be more or less than the amount ultimately paid when the claims are settled. These estimates are reviewed and adjusted on a continuing basis, as necessary, as experience develops or as new information becomes known and such adjustments are included in current operations.  The recoverable for ceded premium reserves represent the portion of premiums written applicable to the unexpired terms of the policies.  The Lender Services segment calculates this reserve after adjusting for anticipated policy cancellations.

Investments

Investments are considered available-for-sale and are carried at fair value. The Company measures the fair value of the investments based upon quoted market prices from an independent pricing service and its third-party investment managers, using observable market information. The cost of securities sold is based on the specific identification method. Unrealized gains and losses associated with the available-for-sale portfolio, as a result of temporary changes in fair value during the period such investments are held, are reflected net of income taxes and reported in other comprehensive income as a separate component of shareholders’ equity. Unrealized losses associated with the available-for-sale portfolio that are deemed to be other-than-temporary are charged to income in the period in which the other-than-temporary impairment is determined. Debt security premiums and discounts are amortized into earnings using the effective-interest method.

The Company evaluates its investment portfolio for impairments of individual securities that are deemed to be other-than-temporary. Fixed maturity securities that are determined to have other-than-temporary impairment and it is more likely than not the Company will sell before recovery of their amortized cost, are written down to fair value and the entire amount of the write-down is included in net income, net of realized investment gains. For all other impaired fixed-maturity securities, the impairment loss is separated into the amount representing the credit loss and the amount representing all other factors. The amount of impairment loss that represents the credit loss is included in net income, net of realized investment gains. The amount of the impairment loss that relates to all other factors is included in other comprehensive income. Equity securities that are determined to have other-than-temporary impairment are recognized in net income, net of realized investment gains.

The process for identifying other-than-temporary declines in fair value involves the consideration of several factors, including, but not limited to, whether the issuer has been downgraded to below investment-grade, the length of time in which there has been a significant decline in value, the liquidity and overall financial condition of the issuer, the nature and performance of the collateral or other credit support backing the security, the significance of the decline in value, and whether the Company has the intent to sell the security or may be required to sell the security prior to its anticipated recovery. The Company reviews securities for other-than-temporary impairment internally and with its investment advisors.

Outlook

Set forth below are some targets we have with respect to certain aspects of our financial performance after we have fully deployed the net proceeds of the private placement. We caution you that these targets may not materialize and may not be indicative of the actual results that we will achieve.  Many factors may cause our actual results to differ materially and significantly from the information set forth below. See “Cautionary Statement Concerning Forward-Looking Statements.”

One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing net income by the average GAAP equity. Our overall financial objective is to produce a return on equity of at least 15% over the long-term.

Program Services

Ceding Fees. In exchange for access to our rating, licensing and reputation, we typically charge a ceding fee of 5% to 6% of direct written premium. We are able to do this profitably because our specialized issuing carrier business model does not require the infrastructure associated with providing policy administration, claims handling, cash handling, underwriting, or other traditional insurance company services. Our customers, therefore, bear the cost of providing these services.

Gross Expense Ratio. Our GAs and capacity providers are responsible for providing all underwriting, policy administration, claims handling and other traditional insurance company services. As a result, we are able to produce significant premium volume with only minimal operating expenses. In addition, our fixed costs are a large component of the operating expenses while the incremental costs are small and are dependent upon the size and complexity of the programs being supported.  For the year ended December 31, 2013, our ratio of operating expenses to gross premiums written, or program gross expense ratio, was 1.6%.  For the three years ended December 31, 2013, this ratio has been in the range of 1.3% to 1.8%.  However, with the recent addition of two large programs, we expect the gross expense ratio to decrease to a range of 1.0% to 1.5%.

Gross Operating Leverage. A significant portion of our capital is used to support the gross premium produced in our Program Services segment. Generally, we do not retain any risk other than the credit risk of the capacity providers. We maintain strict credit underwriting standards, broad indemnification agreements and collateral requirements. Using this efficient model, we are able to generate significant gross written premiums on a relatively small amount of capital compared to our peers.  For the year ended December 31, 2013, our ratio of gross premiums written (including our Lender Services business) to shareholders’ equity, or gross premium written leverage ratio, was 5.57 to 1, and that ratio for the Program Services business alone was 4.75 to 1. With the increased capital from the net proceeds of the private placement, we plan to target a total company gross premium written leverage ratio of between 3 to 1 and 5 to 1 over time.

Lender Services

Insurance Ratios. Our primary underwriting goal is to achieve profitable results through an efficient net loss ratio and net expense ratio.  For the six months ended June 30, 2014 and the years ended December 31, 2013, 2012 and 2011, our net loss ratio was 42.0%, 37.3%, 33.9% and 36.4%, respectively, and our net expense ratio was 49.4%, 47.8%, 57.5% and 56.7%, respectively.  We target the pricing of our products to achieve a net loss ratio between approximately 35% to 45%. We target a net of expense ratio between 45% and 55%.  Our expense ratio is higher than most traditional insurance products due to the labor and systems intensive process involved in monitoring the insurance statuses for the loan portfolios of our Lender Services clients.

Corporate Segment

Investment Yield. We expect our portfolio will continue to include primarily fixed income securities and short-term investments. We plan to earn competitive relative returns while investing in a diversified portfolio of securities of high credit quality issuers and to limit the amount of credit exposure to any one issuer. As a result, we expect to earn an investment yield that approximates three- to five-year duration indices of comparable quality.  As of December 31, 2013, the yield on our investment portfolio was 2.6%.

Financial Leverage. We target a financial leverage ratio, as measured by debt to GAAP equity of approximately 20% to 40%.

Income Tax Expense. Upon completion of the private placement, our parent company became a “C” Corporation for U.S. tax purposes and became subject to a combined federal and state corporate income tax rate between approximately 35% and 38%. We invest a portion of our investment portfolio in tax-exempt municipal securities, which investment may have the effect of lowering our effective tax rate.

Consolidated Results of Operations

	Six Months Ended		Year Ended
	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012	2011

Revenues:
Premiums earned	$43,986	$39,482	$84,378	$78,096	$81,974
Commission income	762	927	2,031	2,406	2,247
Ceding fees	20,858	13,695	32,898	32,379	30,455
Net investment income	2,218	2,419	4,901	5,525	6,217
Realized gain on sale of affiliate	—	—	—	—	663
Realized net investment gains	895	1,020	1,764	1,309	439
Other income	2,211	1,180	2,531	2,408	2,754
Total revenues	70,930	58,723	128,503	122,123	124,749

Expenses:
Losses and loss adjustment expenses	18,314	14,416	32,090	28,989	29,632
Commissions	1,229	1,620	2,378	2,922	4,352
Taxes, licenses, and fees	1,230	1,165	2,594	2,394	2,245
General and administrative	27,508	26,322	53,418	54,114	52,593
Founder special compensation	17,914	10,202	10,202	10,740	690
Offering-related expenses	7,129	—	—	—	—
Interest expense	1,148	1,155	2,323	2,427	2,360
Contract modification expense	17,800	—	—	—	—
Total expenses	92,272	54,880	103,005	101,586	91,872

Income (loss) before income taxes	(21,342)	3,843	25,498	20,537	32,877

Income taxes:
Current tax expense	3,753	1,908	4,845	3,860	5,801
Deferred tax (benefit) expense	(22,302)	147	(2,058)	795	(830)
	(18,549)	2,055	2,787	4,655	4,971
Net income (loss)	$(2,793)	$1,788	$22,711	$15,882	$27,906

Adjusted net income	$13,395	$8,688	$22,084	$19,651	$21,570
Reconciliation of adjusted net income:
Net income (loss)	$(2,793)	$1,788	$22,711	$15,882	$27,906
Plus (less): Provision for income taxes to reflect change to C corporation status (1)	3,957	589	(6,938)	(2,980)	(6,779)
Less: Recognition of deferred tax asset upon conversion to C corporation (2)	14,460	—	—	—	—
Plus: Founder special compensation (3)	11,160	6,311	6,311	6,749	443
Plus: Offering-related expenses (3)	4,441	—	—	—	—
Plus: Contract modification expense (3) (4)	11,090	—	—	—	—
Adjusted net income	$13,395	$8,688	$22,084	$19,651	$21,570

(1)   Upon the completion of the private placement, our parent company’s status as a Subchapter S corporation terminated and our consolidated income became fully subject to U.S. federal income taxes.  This adjustment represents estimated income taxes as if the Company had been treated as a C Corporation for each period presented. The estimated tax was calculated assuming the Company’s blended statutory federal and state income tax rates of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, and 38.1%, 37.2% and 35.7% for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)   As a result of the Company’s conversion to a C Corporation, the deferred tax asset increased by approximately $14.5 million primarily due to the effects of eliminating deferred tax balances on the insurance subsidiaries related to intercompany transactions. This excludes the tax effect related to contract modification expense as discussed in note (4) below.

(3)   Founder special compensation, offering-related expenses, and contract modification expense are shown net of the estimated tax benefit for each period presented.  The estimated tax was calculated assuming the Company’s blended statutory federal and state income tax rates of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, and 38.1%, 37.2% and 35.7% for the years ended December 31, 2013, 2012 and 2011, respectively.

(4)   In connection with the recent amendment to the alliance agreement with CUNA Mutual, we agreed to pay CUNA Mutual $17.8 million.  As a result, we recorded contract modification expense of $17.8 million, or $11.1 million net of tax benefit.

Consolidated Results of Operations for the Six Months Ended June 30, 2014 compared with the Six Months Ended June 30, 2013

Premiums earned.  Premiums earned increased by $4.5 million, or 11.4%, from $39.5 million for the six months ended June 30, 2013 to $44.0 million for the six months ended June 30, 2014, primarily due to a $4.0 million increase in Lender Services premiums earned.  Lender Services premium increases were driven primarily by rising automobile sales, higher average auto loan sizes and increasing credit availability.

Ceding fees.  Ceding fees increased by $7.2 million, or 52.3%, from $13.7 million for the six months ended June 30, 2013 to $20.9 million for the six months ended June 30, 2014, primarily due to the increase in gross earned premium from $248.2 million to $375.2 million related to the addition of two significant programs in late 2013. Gross written premium increased from $246.4 million for the six months ended June 30, 2013 to $436.1 million for the six months ended June 30, 2014.  We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured.

Other income. Other income increased by $1.0 million from $1.2 million for the six months ended June 30, 2013 to $2.2 million for the six months ended June 30, 2014, primarily due to a $510,000 increase in rental income and a $427,000 increase in the gain on the sale of property and equipment.  The increase in rental income resulted from the early termination of a tenant’s lease.  The increase in the gain on the sale of property and equipment relates primarily to transferring ownership of a fully depreciated property prior to the completion of the private placement.  This was a non-cash transaction, the amount of which is also reflected in founder special compensation.

Losses and loss adjustment expenses.  Losses and LAE increased by $3.9 million, or 27.0%, from $14.4 million for the six months ended June 30, 2013 to $18.3 million for the six months ended June 30, 2014, which is partly the result of higher earned premiums. In addition, the net loss ratio on the Lender Services segment increased from 37.0% for the six months ended June 30, 2013 to 42.0% for the six months ended June 30, 2014.  The variance is partly attributable to an increase in claims volume as the number of loans insured rises as credit becomes more readily available.  The variance is also due to an increase in claims severity, especially for the conversion/skip coverage.  A strengthening economy, an aging automobile fleet, and easier access to credit have contributed to an increase in vehicle sales, resulting in higher loan balances which are the bases upon which we pay claims.

Commission expense.  Commission expense decreased by $391,000, or 24.1%, from $1.6 million for the six months ended June 30, 2013 compared to $1.2 million for the six months ended June 30, 2014.  The decrease primarily results from the decrease in of contingent commissions related to one large program at June 30, 2013 in the run-off of the retained business.

General and administrative expense.  General and administrative expense increased by $1.2 million or 4.5%, from $26.3 million for the six months ended June 30, 2013 to $27.5 million for the six months ended June 30, 2014, primarily due to an increase in expenses associated with the increased Lender Services premium writings and Program Services employment-related expenses.

Founder special compensation. Founder special compensation increased by $7.7 million or 75.6% from $10.2 million for the six months ended June 30, 2013 compared to $17.9 million for the six months ended June 30, 2014.  The increase is primarily due to compensation for 2013 performance paid prior to the completion of the private placement.

Offering-related expenses. Offering-related expenses of $7.1 million at June 30, 2014 are non-recurring expenses associated with the private offering of the Company’s stock.

Contract modification expense. Contract modification expense of $17.8 million at June 30, 2014 is associated with the modification of the CUNA Mutual alliance agreement. The Company accrued the expense as of June 30, 2014 and paid the expense on July 8, 2014.

Deferred tax (benefit) expense. Deferred tax (benefit) expense of $22.3 million at June 30, 2014 includes the recognition of a deferred tax benefit of $14.5 million resulting from the conversion of the Company’s tax status to a C Corporation, primarily due to the effects of eliminating deferred tax balances on the insurance subsidiaries related to intercompany transactions, and $6.7 million related to contract modification expense.

Consolidated Results of Operations for the Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

Premiums earned.  Premiums earned increased by $6.3 million, or 8.0%, from $78.1 million for the year ended December 31, 2012 to $84.4 million for the year ended December 31, 2013. This increase is primarily due to the growth in the loan portfolio of existing Lender Services accounts as a result of rising automobile sales, higher average auto loan sizes and increasing credit availability. This was partially offset by the Program Services segment, which recorded a $2.1 million decrease in premiums earned resulting from the 2013 change that moved the remaining retained program to 100% ceded.

Commission income.  Commission income decreased by $375,000, or 15.6%, from $2.4 million for the year ended December 31, 2012 to $2.0 million for the year ended December 31, 2013 primarily due to a contingent commission earned on an ancillary Lender Services line in 2012.  Higher loss ratios eliminated the contingent commission in 2013.

Ceding fees.  Ceding fees remained substantially unchanged at $32.4 million for the year ended December 31, 2012 compared to $32.9 million for the year ended December 31, 2013 as the large programs added in 2013 had not yet begun to recognize a significant portion of written premiums as earned. We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro rata basis over the terms of the policies reinsured.

Net investment income.  Net investment income decreased by $624,000, or 11.3%, from $5.5 million for the year ended December 31, 2012 to $4.9 million for the year ended December 31, 2013.  This is primarily due to an overall decrease in bond yields.

Loss and loss adjustment expenses.  Loss and LAE increased by $3.1 million, or 10.7% from $29.0 million for the year ended December 31, 2012 to $32.1 million for the year ended December 31, 2013 partly due to the increased Lender Services premium as discussed above. The net loss ratio on the Lender Services segment increased from 33.9% for the year ended December 31, 2012 to 37.3% for the year ended December 31, 2013 causing a $5.7 million increase.  This was partially offset by a decrease in the Program Services segment of $2.6 million due to the run-off of the retained business.

Commission expense.  Commission expense decreased by $544,000, or 18.6%, from $2.9 million for the year ended December 31, 2012 to $2.4 million for the year ended December 31, 2013. This decrease is primarily caused by a $451,000 decrease in the Lender Services segment as a result of an increase in commissions received under the CUNA Mutual quota share agreement and a decrease in contingent commissions of $93,000 for two retained programs that are running off.

General and administrative expense.  General and administrative expense decreased $696,000, or 1.3%, from $54.1 million for the year ended December 31, 2012 compared to $53.4 million for the year ended December 31, 2013.  This variance is primarily attributable to the prospective adoption of ASU No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts effective January 1, 2012.  This prospective adoption resulted in additional amortization expense of $2.9 million in 2012.  The decrease in the Lender Services segment was offset, in part, by an increase in the Program Services segment for deferred executive compensation expense recognized in 2013.

Income taxes. Income taxes decreased by $1.9 million, or 40.1% from $4.7 million for the year ended December 31, 2012 to $2.8 million for the year ended December 31, 2013 primarily due to the filing of amended returns related to a change in the apportionment method for Texas franchise tax.

Consolidated Results of Operations for the Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Premiums earned.  Premiums earned decreased by $3.9 million, or 4.7%, from $82.0 million for the year ended December 31, 2011 to $78.1 million for the year ended December 31, 2012, due to the cancellation of a number of lender accounts during 2012.  These effects were partially offset by two new accounts and an increase in loan portfolios for some existing accounts. In addition, the Program Services segment recorded a decrease in premiums earned resulting from the 2013 change that moved the one remaining retained program to 100% ceded.

Ceding fees.  Ceding fees increased by $1.9 million, or 6.3%, from $30.5 million for the year ended December 31, 2011 to $32.4 million for the year ended December 31, 2012 due to the earnings related to the addition of several large programs in 2011. We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured.

Net investment income.  Net investment income decreased by $692,000, or 11.1%, from $6.2 million for the year ended December 31, 2011 to $5.5 million for the year ended December 31, 2012, primarily due to an overall decrease in bond yields.

Gain on sale of affiliate. The $663,000 gain on sale of affiliate for the year ended December 31, 2011 represents the recognition of a contingent gain on the 2009 sale of the management contract controlling the County Mutual.

Realized net investment gains. Realized net investment gains increased by $870,000, or 198.2%, from $439,000 for the year ended December 31, 2011 to $1.3 million for the year ended December 31, 2012 primarily due to gains on sales of bonds.

Loss and loss adjustment expenses. Loss and LAE decreased by $643,000, or 2.2%, from $29.6 million for the year ended December 31, 2011 to $29.0 million for the year ended December 31, 2012. The net loss ratio for the Lender Services segment decreased from 36.4% for the year ended December 31, 2011 to 33.9% for the year ended December 31, 2012. This decrease reflected the improvement in the credit quality of the underlying loan portfolios of the Lender Services accounts.  The favorable change in the Lender Services segment was partially offset by an increase in expense in the Program Services segment, which resulted from the underwriting experience in the run-off of the retained business.

Commission expense. Commission expense decreased by $1.4 million, or 32.9%, from $4.4 million for the year ended December 31, 2011 to $2.9 million for the year ended December 31, 2012 due to partially offsetting commissions received under the CUNA Mutual quota share agreement and the run-off of the retained business in the Program Services segment.

General and administrative expense. General and administrative expense increased by $1.5 million, or 2.9%, from $52.6 million for the year ended December 31, 2011 to $54.1 million for the year ended December 31, 2012.  This increase primarily attributable to an increase in regulatory fees and employment related expenses including severance costs.

Program Services Segment — Results of Operations

	Six Months Ended		Year Ended
	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012	2011
Revenues:
Premiums earned	$(16)	$(550)	$(501)	$1,600	$2,571
Ceding fees	20,858	13,695	32,898	32,379	30,455
Other income	—	—	3	2	356
Total revenues	20,842	13,145	32,400	33,981	33,382

Expenses:
Losses and loss adjustment expenses	(153)	(390)	465	3,062	714
Commissions	(2)	360	389	482	913
Taxes, licenses, and fees	(1)	9	10	31	(2)
General and administrative	5,205	4,456	11,010	9,316	7,785
Total expenses	5,049	4,435	11,874	12,891	9,410

Income before income taxes	$15,793	$8,710	$20,526	$21,090	$23,972

Program gross expense ratio	1.2%	1.8%	1.6%	1.8%	1.3%
Gross premiums written	$436,085	$246,444	$691,067	$530,621	$613,368
Gross premiums earned	$375,248	$248,190	$562,965	$573,859	$575,236

Program Services Segment Results of Operations for the Six Months Ended June 30, 2014 compared with the Six Months Ended June 30, 2013

Premiums earned. Negative premiums earned decreased by $534,000 from $(550,000) for the six months ended June 30, 2013 to $(16,000) for the six months ended June 30, 2014 due to the run-off of the retained business as all retained programs were discontinued in 2013.

Ceding fees.  Ceding fees increased by $7.2 million, or 52.3%, from $13.7 million for the six months ended June 30, 2013 to $20.9 million for the six months ended June 30, 2014, primarily due to the increase in gross earned premium from $248.2 million to $375.2 million related to the addition of two significant programs in late 2013. Gross written premium increased from $246.4 million for the six months ended June 30, 2013 to $436.1 million for the six months ended June 30, 2014.  We earn ceding fees in a manner consistent with the recognition of the gross earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured.

Losses and loss adjustment expenses. Negative losses and LAE incurred in the run-off of the retained business decreased by $237,000 from $(390,000) for the six months ended June 30, 2013 to $(153,000) for the six months ended June 30, 2014.  The negative losses and LAE for the six months ended June 30, 2013 included releasing reserves on a specific runoff program and was partially offset by one large claim that is also part of the run-off of the retained business.

Commission expense. Commission expense decreased by $362,000 from $360,000 for the six months ended June 30, 2013 to $(2,000) for the six months ended June 30, 2014.  This situation resulted primarily from releasing loss and LAE reserves on a specific runoff program for the six months ended June 30, 2013.  Releasing these reserves decreased that program’s loss ratio and resulted in a higher contingent commission expense for June 30, 2013.

General and administrative expense. General and administrative expense increased by $749,000, or 16.8%, from $4.5 million for the six months ended June 30, 2013 to $5.2 million for the six months ended June 30, 2014, primarily as a result of an increase in employment-related expenses, which includes recruiting fees related to the recruitment of dedicated sales and marketing personnel by the Company.

Program Services Segment Results of Operations for the Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

Premiums earned. Premiums earned decreased by $2.1 million, from $1.6 million for the year ended December 31, 2012 to $(501,000) for the year ended December 31, 2013.  This decrease resulted from reinsuring 100% of the risk to inception on the one remaining active retained program in 2013.

Ceding fees. Ceding fees remained substantially unchanged at $32.4 million for the year ended December 31, 2012 compared to $32.9 million for the year ended December 31, 2013, as the large programs added in late 2013 had not yet begun to generate a significant amount of gross earned premiums. Gross written premium increased from $530.6 million for the year ended December 31, 2012 to $691.1 million for the year ended December 31, 2013.

Loss and loss adjustment expenses. Loss and LAE decreased by $2.6 million from $3.1 million for the year ended December 31, 2012 to $465,000 for the year ended December 31, 2013 due to the run-off of the retained business.

General and administrative expense. General and administrative expense increased by $1.7 million, or 18.2%, from $9.3 million for the year ended December 31, 2012 to $11.0 million for the year ended December 31, 2013.  This variance is primarily attributable to deferred executive compensation expense recognized in 2013.

Program Services Segment Results of Operations for the Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Premiums earned. Premiums earned decreased by $971,000 from $2.6 million for the year ended December 31, 2011 to $1.6 million for the year ended December 31, 2012, primarily due to the run-off of the retained business.

Ceding fees. Ceding fees increased by $1.9 million, or 6.3%, from $30.5 million for the year ended December 31, 2011 to $32.4 million for the year ended December 31, 2012 due to the earnings related to the addition of several large programs in 2011. Gross written premium decreased from $613.4 million for the year ended December 31, 2011 to $530.6 million for the year ended December 31, 2012.

Loss and loss adjustment expenses. Loss and LAE increased by $2.3 million, or 328.9%, from $714,000 for the year ended December 31, 2011 to $3.1 million for the year ended December 31, 2012 due to the underwriting experience for the run-off of the retained business primarily in the general liability line of business.

Commission expense. Commission expense decreased by $431,000, or 47.2%, from $913,000 for the year ended December 31, 2011 to $482,000 for the year ended December 31, 2012 due to the run-off of the retained business.

General and administrative expense. General and administrative expense increased by $1.5 million, or 19.7%, from $7.8 million for the year ended December 31, 2011 to $9.3 million for the year ended December 31, 2012.  This increase is primarily attributable to an increase in regulatory fees and employment related expenses including severance costs.

Lender Services Segment — Results of Operations

	Six Months Ended		Year Ended
	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012	2011
Revenues:
Premiums earned	$44,002	$40,032	$84,879	$76,496	$79,403
Commission income	762	927	2,031	2,406	2,247
Other income	620	526	1,101	945	899
Total revenues	45,384	41,485	88,011	79,847	82,549

Expenses:
Losses and loss adjustment expenses	18,467	14,806	31,625	25,927	28,918
Commissions	1,231	1,260	1,989	2,440	3,439
Taxes, licenses, and fees	1,231	1,156	2,584	2,363	2,247
General and administrative	19,277	18,720	36,020	39,193	39,322
Contract modification expense	17,800	—	—	—	—
Total expenses	58,006	35,942	72,218	69,923	73,926

Income (loss) before income taxes	$(12,622)	$5,543	$15,793	$9,924	$8,623

Net Loss Ratio	42.0%	37.0%	37.3%	33.9%	36.4%
Net Expense Ratio	49.4%	52.8%	47.8%	57.5%	56.7%
Net Combined Ratio	91.4%	89.8%	85.1%	91.4%	93.1%

Lender Services Segment Results of Operations for the Six Months Ended June 30, 2014 compared with the Six Months Ended June 30, 2013

Premiums earned. Premiums earned increased by $4.0 million, or 9.9%, from $40.0 million for the six months ended June 30, 2013 to $44.0 million for the six months ended June 30, 2014.  Lender Services premium increases are driven primarily by rising automobile sales, higher average auto loan sizes and increasing credit availability.

Commission income. Commission income decreased by $165,000, or 17.8%, from $927,000 for the six months ended June 30, 2013 to $762,000 for the six months ended June 30, 2014, primarily due to the cancellation of a book of ancillary lender business.

Losses and loss adjustment expenses. Losses and LAE increased by $3.7 million, or 24.7%, from $14.8 million for the six months ended June 30, 2013 to $18.5 million for the six months ended June 30, 2014, which is partly a result of higher earned premiums. The net loss ratio increased from 37.0% for the six months ended June 30, 2013 to 42.0% for the six months ended June 30, 2014. The variance is partly attributable to an increase in claims volume as the number of loans insured rises as credit becomes more readily available.  The variance is also due to an increase in claims severity especially for the conversion/skip coverage.  A strengthening economy, an aging automobile fleet, and easier access to credit have contributed to an increase in vehicle sales, which, in turn results in higher loan balances which are the bases upon which we pay claims.

Commission expense. Commission expense remained substantially unchanged at $1.3 million for the six months ended June 30, 2013 compared to $1.2 million for the six months ended June 30, 2014.  This situation occurred despite the increase in premiums earned due to partially offsetting commissions received under the CUNA Mutual quota share agreement and the reimbursement we received from CUNA Mutual on direct commission expense.

General and administrative expense. General and administrative expense increased by $557,000, or 3.0%, from $18.7 million for the six months ended June 30, 2013 to $19.3 million for the six months ended June 30, 2014, primarily as a result of the increase in expenses associated with the increased premium writings.

Contract modification expense. Contract modification expense of $17.8 million at June 30, 2014 is associated with the modification of the CUNA Mutual alliance agreement. The Company accrued the expense as of June 30, 2014 and paid the expense on July 8, 2014.

Lender Services Segment Results of Operations for the Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

Premiums earned. Premiums earned increased by $8.4 million, or 11.0%, from $76.5 million for the year ended December 31, 2012 to $84.9 million for the year ended December 31, 2013.  This increase is primarily due to the growth in the loan portfolio of existing accounts as a result of rising automobile sales, higher average auto loan sizes and increasing credit availability.

Commission income. Commission income decreased by $375,000, or 15.6%, from $2.4 million for the year ended December 31, 2012 to $2.0 million for the year ended December 31, 2013 primarily due to a contingent commission earned on an ancillary Lender Services line in 2012.  Higher loss ratios eliminated the contingent commission in 2013.

Loss and loss adjustment expenses. Loss and LAE increased by $5.7 million, or 22.0% from $25.9 million for the year ended December 31, 2012 to $31.6 million for the year ended December 31, 2013 partly due to the increased premium as discussed above. The net loss ratio increased from 33.9% for the year ended December 31, 2012 to 37.3% for the year ended December 31, 2013. The variance is partly attributable to an increase in claims volume as the number of loans insured rises as credit becomes more readily available.  The variance is also due to an increase in claims severity especially for the conversion/skip coverage.  A strengthening economy, an aging automobile fleet, and easier access to credit have contributed to an increase in vehicle sales, which, in turn results in higher loan balances which are the bases upon which we pay claims.

Commission expense. Commission expense decreased by $451,000, or 18.5%, from $2.4 million for the year ended December 31, 2012 to $2.0 million for the year ended December 31, 2013. This situation occurred despite the increase in premiums earned due to partially offsetting commissions received under the CUNA Mutual quota share agreement.

Taxes, licenses and fees. Taxes, licenses and fees increased by $221,000, or 9.4%, from $2.4 million for the year ended December 31, 2012 to $2.6 million for the year ended December 31, 2013 which is directly related to the higher premium in 2013.

General and administrative expense. General and administrative expense decreased by $3.2 million, or 8.1%, from $39.2 million for the year ended December 31, 2012 to $36.0 million for the year ended December 31, 2013.  This variance is primarily attributable to the prospective adoption of ASU No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts effective January 1, 2012.  This prospective adoption resulted in additional amortization expense of $2.9 million in 2012.

Lender Services Segment Results of Operations for the Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Premiums earned. Premiums earned decreased by $2.9 million, or 3.7%, from $79.4 million for the year ended December 31, 2011 to $76.5 million for the year ended December 31, 2012, primarily due to the cancellation of a number of accounts during 2012.  These effects were partially offset by two new accounts and an increase in loan portfolios for some existing accounts.

Loss and loss adjustment expenses. Loss and LAE decreased by $3.0 million, or 10.3%, from $28.9 million for the year ended December 31, 2011 to $25.9 million for the year ended December 31, 2012. The net loss ratio for the segment decreased from 36.4% for the year ended December 31, 2011 to 33.9% for the year ended December 31, 2012. These decreases reflected the improvement in the credit quality of the underlying loan portfolios of the Lender Services accounts.

Commission expense. Commission expense decreased by $999,000, or 29.0%, from $3.4 million for the year ended December 31, 2011 to $2.4 million for the year ended December 31, 2012 due to partially offsetting commissions received under the CUNA Mutual quota share agreement.

Corporate Segment — Results of Operations

	Six Months Ended		Year Ended
	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012	2011
Revenues:
Net investment income	$2,218	$2,419	$4,901	$5,525	$6,217
Realized gain on sale of affiliate	—	—	—	—	663
Realized net investment gains	895	1,020	1,764	1,309	439
Other income	1,591	654	1,427	1,461	1,499
Total revenues	4,704	4,093	8,092	8,295	8,818

Expenses:
General and administrative	3,026	3,146	6,388	5,605	5,486
Founder special compensation	17,914	10,202	10,202	10,740	690
Offering-related expenses	7,129	—	—	—	—
Interest expense	1,148	1,155	2,323	2,427	2,360
Total expenses	29,217	14,503	18,913	18,772	8,536

Income (loss) before income taxes	(24,513)	(10,410)	(10,821)	(10,477)	282

Income tax (benefit) expense	(18,549)	2,055	2,787	4,655	4,971

Net income (loss)	$(5,964)	$(12,465)	$(13,608)	$(15,132)	$(4,689)

Corporate Segment Results of Operations for the Six Months Ended June 30, 2014 compared with the Six Months Ended June 30, 2013

Other income. Other income increased by $937,000 from $654,000 for the six months ended June 30, 2013 to $1.6 million for the six months ended June 30, 2014, primarily due to a $510,000 increase in rental income and a $427,000 increase in the gain on the sale of property and equipment.  The increase in rental income resulted from the early termination of a tenant’s lease.  The increase in the gain on the sale of property and equipment relates primarily to transferring ownership of a fully depreciated property prior to the completion of the private placement.  This was a non-cash transaction, the amount of which is also reflected in founder special compensation.

Offering-related expenses. Offering-related expenses of $7.1 million at June 30, 2014 are non-recurring expenses associated with the private offering of the Company’s stock.

Income tax (benefit) expense. Income tax benefit of $18.5 million at June 30, 2014 includes the recognition of a deferred tax benefit of $14.5 million resulting from the conversion of the Company’s tax status to a C Corporation, primarily due to the effects of eliminating deferred tax balances on the insurance subsidiaries related to intercompany transactions, and $6.7 million related to contract modification expense.

Corporate Segment Results of Operations for the Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

Investment income. Investment income decreased by $624,000, or 11.3%, from $5.5 million for the year ended December 31, 2012 to $4.9 million for the year ended December 31, 2013.  This is primarily due to an overall decrease in bond yields.

Realized net investment gains. Realized net investment gains increased by $455,000, or 34.8% from $1.3 million for the year ended December 31, 2012 to $1.8 million for the year ended December 31, 2013 primarily due to gains on sales of bonds.

General and administrative expense. General and administrative expense increased by $783,000, or 14.0%, from $5.6 million for the year ended December 31, 2012 to $6.4 million for the year ended December 31, 2013.  This increase is primarily attributable to costs associated with positioning the Company for a potential liquidity transaction for shareholders.

Income tax (benefit) expense. Income taxes decreased by $1.9 million, or 40.1% from $4.7 million for the year ended December 31, 2012 to $2.8 million for the year ended December 31, 2013 primarily due to the filing amended returns related to a change in the apportionment method for Texas franchise tax.

Corporate Segment Results of Operations for the Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Investment income. Investment income decreased by $692,000, or 11.1%, from $6.2 million for the year ended December 31, 2011 to $5.5 million for the year ended December 31, 2012, primarily due to an overall decrease in bond yields.

Gain on sale of affiliate. The $663,000 gain on sale of affiliate for the year ended December 31, 2011 represents the recognition of a contingent gain on the sale of the management contract controlling the County Mutual.

Realized net investment gains. Realized net investment gains increased by $870,000, or 198.2%, from $439,000 for the year ended December 31, 2011 to $1.3 million for the year ended December 31, 2012 primarily due to gains on sales of bonds.

Investment Portfolio

Our investment strategy emphasizes, first, the preservation of capital and, second, the generation of an appropriate risk-adjusted return. We seek to generate investment returns using investment guidelines that stress prudent allocation among cash and cash equivalents, fixed-maturity securities and, to a lesser extent, equity securities. Cash and cash equivalents include cash on deposit and short-term money market funds. Our fixed-maturity securities, the average duration excluding convertible securities is approximately four years, include obligations of the U.S. Treasury or U.S. government agencies, obligations of U.S. and Canadian corporations, mortgages guaranteed by the Federal National Mortgage Association, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, Federal Farm Credit entities, and asset-backed securities and commercial mortgage obligations. Our equity securities include preferred stock and common stock of U.S. corporations. Our investment portfolio is managed by Asset Allocation & Management Company, L.L.C and AAM Advisors, Inc. (collectively, “AAM”).  AAM operates under written investment guidelines approved by our board of directors. We pay AAM an investment management fee based on the market value of assets under management.

For each year or shorter period specified below, the cost, fair value, and gross unrealized gains and losses on available-for-sale securities were as follows:

June 30, 2014 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$11,283	$198	$(72)	$11,409
Government agency	2,351	70	(12)	2,409
State and municipality	36,196	1,018	(70)	37,144
Industrial and miscellaneous	58,449	2,871	(141)	61,179
Residential mortgage-backed	64,641	1,662	(1,010)	65,293
Commercial mortgage-backed	11,854	324	(31)	12,147
Redeemable preferred stock	401	—	(2)	399
Total fixed-maturity securities	185,175	6,143	(1,338)	189,980
Equity securities
Non-redeemable preferred stock	1,215	666	(2)	1,879
Common stock	145	402	—	547
Total equity securities	1,360	1,068	(2)	2,426
Total investments	$186,535	$7,211	$(1,340)	$192,406

December 31, 2013 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$9,785	$216	$(146)	$9,855
Government agency	2,803	66	(29)	2,840
State and municipality	40,823	919	(557)	41,185
Industrial and miscellaneous	51,005	2,113	(460)	52,658
Residential mortgage-backed	65,622	1,397	(1,685)	65,334
Commercial mortgage-backed	8,462	276	(67)	8,671
Redeemable preferred stock	401	10	—	411
Total fixed-maturity securities	178,901	4,997	(2,944)	180,954
Equity securities
Non-redeemable preferred stock	1,191	614	(3)	1,802
Common stock	149	350	—	499
Total equity securities	1,340	964	(3)	2,301
Total investments	$180,241	$5,961	$(2,947)	$183,255

December 31, 2012 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$7,384	$361	$(4)	$7,741
Government agency	2,875	124	(2)	2,997
State and municipality	31,960	1,739	—	33,699
Industrial and miscellaneous	46,160	3,349	(90)	49,419
Residential mortgage-backed	75,781	2,960	(296)	78,445
Commercial mortgage-backed	11,939	659	—	12,598
Redeemable preferred stock	401	—	(11)	390
Total fixed-maturity securities	176,500	9,192	(403)	185,289

Equity securities
Non-redeemable preferred stock	905	469	(1)	1,373
Common stock	36	253	(8)	281
Total equity securities	941	722	(9)	1,654
Short-term investments	18,985	—	—	18,985
Total investments	$196,426	$9,914	$(412)	$205,928

The table below summarizes the credit quality of our fixed-maturity securities as of June 30, 2014, as rated by Standard and Poor’s.

($ in thousands)	Amortized Cost	Fair Value	Percentage of Fixed-Maturity Securities
U.S. Treasury	$11,791	$11,921	6.3%
AAA	47,290	48,112	25.3%
AA, AA+, AA-	73,544	74,898	39.4%
A, A+, A-	25,042	26,050	13.7%
BBB, BBB+, BBB-	22,441	22,885	12.1%
BB+ and lower	5,067	6,114	3.2%
Total	$185,175	$189,980	100.0%

The amortized cost and fair value of available-for-sale debt securities held as of June 30, 2014, by contractual maturity, are shown in the table below. Actual maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value
Due in one year or less	$13,161	$13,410
Due after one year through five years	43,784	45,540
Due after five years through ten years	45,866	47,203
Due after ten years	5,869	6,387
Residential mortgage-backed securities	64,641	65,293
Commercial mortgage-backed securities	11,854	12,147
Total	$185,175	$189,980

Gross Unrealized Losses. The tables below summarize the gross unrealized losses of fixed-maturity and preferred securities by the length of time the security had continuously been in an unrealized loss position for each year or shorter period specified below:

	Less than 12 Months		12 Months or More		Total
June 30, 2014 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$526	$(1)	$3,095	$(71)	$3,621	$(72)
Government agency	—	—	692	(12)	692	(12)
State and municipality	2,053	(14)	4,896	(56)	6,949	(70)
Industrial and miscellaneous	3,813	(78)	3,219	(63)	7,032	(141)
Residential mortgage-backed	2,206	(39)	22,744	(971)	24,950	(1,010)
Commercial mortgage-backed	1,081	(3)	680	(28)	1,761	(31)
Redeemable Preferred Stock	399	(2)	—	—	399	(2)
Total fixed-maturity securities	10,078	(137)	35,326	(1,201)	45,404	(1,338)

Equity securities
Non-redeemable preferred stock	—	—	169	(2)	169	(2)
Total equity securities	—	—	169	(2)	169	(2)
Total	$10,078	$(137)	$35,495	$(1,203)	$45,573	$(1,340)

	Less than 12 Months		12 Months or More		Total
December 31, 2013 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$4,313	$(146)	$—	$—	$4,313	$(146)
Government agency	686	(29)	—	—	686	(29)
State and municipality	17,046	(557)	—	—	17,046	(557)
Industrial and miscellaneous	12,896	(424)	1,424	(36)	14,320	(460)
Residential mortgage-backed	28,564	(934)	9,392	(751)	37,956	(1,685)
Commercial mortgage-backed	1,945	(67)	—	—	1,945	(67)
Total fixed-maturity securities	65,450	(2,157)	10,816	(787)	76,266	(2,944)

Equity securities
Non-redeemable preferred stock	—	—	168	(3)	168	(3)
Total equity securities	—	—	168	(3)	168	(3)
Total	$65,450	$(2,157)	$10,984	$(790)	$76,434	$(2,947)

	Less than 12 Months		12 Months or More		Total
December 31, 2012 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$986	$(4)	$—	$—	$986	$(4)
Government agency	623	(2)	—	—	623	(2)
Industrial and miscellaneous	2,885	(22)	1,118	(68)	4,003	(90)
Residential mortgage-backed	13,334	(161)	1,389	(135)	14,723	(296)
Redeemable preferred stock	—	—	390	(11)	390	(11)
Total fixed-maturity securities	17,828	(189)	2,897	(214)	20,725	(403)

Equity securities
Non-redeemable preferred stock	169	(1)	—	—	169	(1)
Common stock	—	—	17	(8)	17	(8)
Total equity securities	169	(1)	17	(8)	186	(9)
Total	$17,997	$(190)	$2,914	$(222)	$20,911	$(412)

There were 86, 141 and 50 securities at June 30, 2014, December 31, 2013 and 2012, respectively, that account for the gross unrealized loss, none of which we deemed to be OTTI. Management believes that the temporary impairments are primarily the result of interest rate fluctuations, current conditions in the capital markets, and the impact of those conditions on market liquidity and prices. There are 86 securities in an unrealized loss position at June 30, 2014. The Company does not intend to sell the securities, and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost. Management has the intent and ability to hold the equity securities in an unrealized loss position until the recovery of their fair value. Therefore, management does not consider these investments to be other-than-temporarily impaired.

We are required to maintain deposits in various states where the insurance subsidiaries are licensed to operate. These deposits are comprised of certificates of deposit and bonds at fair values totaling $37.1 million, $28.8 million and $22.8 million at June 30, 2014, December 31, 2013 and December 31, 2012, respectively.

Fair value of financial instruments. ASC 820, “Fair Value Measurements and Disclosures”, provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

In accordance with ASC 820, assets and liabilities measured at fair value on a recurring basis are as follows:

June 30, 2014
($ in thousands)	Level 1	Level 2	Level 3	Total
Investments
Fixed-maturity securities
Government	$—	$11,409	$—	$11,409
Government agency	—	2,409	—	2,409
State and municipality	—	37,144	—	37,144
Industrial and miscellaneous	—	61,179	—	61,179
Residential mortgage-backed	—	65,293	—	65,293
Commercial mortgage-backed	—	12,147	—	12,147
Redeemable preferred stock	—	399	—	399
Total fixed-maturity securities	—	189,980	—	189,980

Equity securities
Non-redeemable preferred stock	—	1,879	—	1,879
Common stock	—	547	—	547
Total equity securities	—	2,426	—	2,426
Total	$—	$192,406	$—	$192,406

December 31, 2013
($ in thousands)	Level 1	Level 2	Level 3	Total
Investments
Fixed-maturity securities
Government	$—	$9,855	$—	$9,855
Government agency	—	2,840	—	2,840
State and municipality	—	41,185	—	41,185
Industrial and miscellaneous	—	52,658	—	52,658
Residential mortgage-backed	—	65,334	—	65,334
Commercial mortgage-backed	—	8,671	—	8,671
Redeemable preferred stock	—	411	—	411
Total fixed-maturity securities	—	180,954	—	180,954

Equity securities
Non-redeemable preferred stock	—	1,802	—	1,802
Common stock	—	499	—	499
Total equity securities	—	2,301	—	2,301
Total	$—	$183,255	$—	$183,255

December 31, 2012
($ in thousands)	Level 1	Level 2	Level 3	Total
Investments
Fixed-maturity securities
Government	$—	$7,741	$—	$7,741
Government agency	—	2,997	—	2,997
State and municipality	—	33,699	—	33,699
Industrial and miscellaneous	—	49,419	—	49,419
Residential mortgage-backed	—	78,445	—	78,445
Commercial mortgage-backed	—	12,598	—	12,598
Redeemable preferred stock	—	390	—	390
Total fixed-maturity securities	—	185,289	—	185,289

Equity securities
Non-redeemable preferred stock	—	1,373	—	1,373
Common stock	—	281	—	281
Total equity securities	—	1,654	—	1,654
Short-term investments	—	18,985	—	18,985
Total	$—	$205,928	$—	$205,928

We had no Level 3 investments and, as a result, no transfers among levels during the periods from January 1, 2014 to June 30, 2014 or January 1, 2013 to December 31, 2013.  We transferred securities from Level 3 to Level 2 during the period from January 1, 2012 to December 31, 2012.

Liquidity and Capital Resources

We are organized as a holding company with three domestic insurance company subsidiaries (“Insurance Subsidiaries”), as well as a wholly-owned subsidiary that operates in an agency capacity.  Our principal sources of operating funds are premiums, ceding fee income, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash primarily in fixed-maturity and, to a lesser extent, equity securities. We expect that projected cash flows from operations, as well as the net proceeds from the private placement, will provide us with sufficient liquidity to fund our anticipated growth by providing capital to increase the surplus of our Insurance Subsidiaries, as well as to pay claims and operating expenses, and to pay interest on debt facilities and other holding company expenses for the foreseeable future. However, if our growth attributable to potential acquisitions, internally generated growth, or a combination of these factors, exceeds our expectations, we may have to raise additional capital in the near term. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition and results of operations could be adversely affected.

We may generate liquidity through the issuance of debt or equity securities or financing through borrowings under credit facilities, or a combination thereof.

Our insurance subsidiaries are subject to statutory and regulatory restrictions imposed on insurance companies by their states of domicile which limit the amount of cash dividends or distributions that they may pay to us unless special permission is received from the insurance regulator of the relevant domiciliary state. The aggregate limit imposed by the various domiciliary states of our insurance subsidiaries was approximately $15.6 million and $14.8 million as of December 31, 2013 and 2012, respectively. In addition, we are able to generate substantial cash flow outside of our regulated insurance company subsidiaries through intercompany agency and management agreements between our insurance subsidiaries and our agency, TBA. TBA functions as a managing general agent for SNIC and NSIC in connection with the Lender Services segment, overseeing the underwriting of the CPI business.  In addition, under the management agreement TBA provides business development, financial monitoring and other oversight functions to our insurance subsidiaries.

We seek to manage the funding of claim payments and operating expenses by actively managing available cash and forecasting cash flows on a short-term basis. Cash payments for retained claims were $32.1 million and $27.4 million in 2013 and 2012, respectively. Historically, we have funded claim payments from cash flow from operations (principally premiums), net of amounts ceded to our third party reinsurers. We presently expect to maintain sufficient cash flow from operations to meet our anticipated claim obligations and operating and capital expenditure needs. Our cash and investment portfolio (excluding restricted cash and investments) has increased from $241.0 million at December 31, 2012 to $252.7 million at December 31, 2013 and $318.0 million at June 30, 2014. We do not anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Should circumstances arise that would require us to do so, we may incur losses on such sales, which would adversely affect our results of operations and financial condition and could reduce investment income in future periods.

The following table is a summary of our consolidated statements of cash flows:

	Six Months Ended		Year Ended
	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012

Cash and cash equivalents provided by (used in):
Operating activities	$(18,141)	$(6,447)	$33,856	$27,060
Investing activities	(6,972)	19,066	15,791	(11,464)
Financing activities	81,230	(10,982)	(15,295)	(14,176)
Net change in cash and equivalents	$56,117	$1,637	$34,352	$1,420

On July 8, we made payments totaling $17.8 million dollars to CUNA Mutual pursuant to the recent amendment of the alliance agreement, which will be reflected in cash used in operating activities in the third quarter.

Comparison of Six Months Ended June 30, 2014 and 2013

Net cash used in operating activities was $11.7 million higher for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to payment of offering-related expenses of $6.9 million and an increase founder special compensation as of June 30, 2014.

Net cash used in investing activities was $7.0 million for the six months ended June 30, 2014 while net cash provided by investing activities was $19.0 million for the six months ended June 30, 2013. The Company had more acquisitions than maturities or sales during 2014.  The Company purchased short-term Treasury bills of $19.0 million at December 31, 2012, of which $15.0 million had been sold or matured by June 30, 2013.

Net cash provided by financing activities was $81.2 million for the six months ended June 30, 2014 compared to net cash used in financing activities of $11.0 million for the six months ended June 30, 2013. In 2014, cash provided by financing activities increased due to the private placement, partially offset by the redemption of common shares of existing shareholders.  The net increase related to this activity is approximately $97 million, partially offset by an increase in dividends paid of $5.3 million.  The increase in dividends is primarily related to the payment of estimated taxes in the first and second quarters, which increased significantly for 2014 as the “S” Corporation taxable income increased for 2013 compared to 2012.

Comparison of Years Ended December 31, 2013 and 2012

Net cash provided by operating activities was approximately $33.9 million for the year ended December 31, 2013, compared with $27.1 million provided by operating activities for the same period in 2012.  The increase of $6.8 million is directly related to the increase in net income for 2013 compared to 2012.

Net cash provided by investing activities was $15.8 million for the year ended December 31, 2013 while net cash used in investing activities was $11.5 million for the year ended December 31, 2012. For the year ended December 31, 2013, net cash from investing activities increased primarily due to purchasing short-term Treasury bills of $19.0 million at December 31, 2012.  These were sold or matured in 2013.

Net cash used in financing activities was $15.3 million for the year ended December 31, 2013 compared to net cash used in financing activities for the year ended December 31, 2012 of $14.2 million. In 2013, cash used by financing activities increased versus the comparable period in 2013 due to the increase in dividends paid.  The dividends are primarily related to the payment of “S” Corporation taxes which increased for 2013 as the “S” Corporation taxable income increased for 2013 compared to 2012.  The increase is not proportional to the increase in taxable income due to the estimated payment made in the first quarter of 2014 as described above.

Other Material Changes in Financial Position

	June 30,	December 31,
($ in thousands)	2014	2013	2012
Selected Assets:
Accounts receivable from agents, net	$20,475	$17,306	$8,919
Reinsurance recoverable on paid losses	1,361	880	921
Reinsurance recoverables	1,491,994	1,372,225	1,201,053
Goodwill and intangible assets, net	7,294	7,906	9,241
Deferred income taxes, net	25,042	3,728	—

Selected Liabilities:
Unpaid losses and loss adjustment expenses	$1,076,235	$1,016,641	$975,708
Unearned premiums	442,262	386,279	253,638
Allowance for policy cancellations	35,054	39,623	32,775
Deferred ceding fees	21,930	18,735	11,962

During the six months ended June 30, 2014, accounts receivable from agents increased $3.2 million from December 31, 2013, compared to an increase of $8.4 million during the year ended December 31, 2013 from December 31, 2012, as a result of an increase in gross premiums written for Program Services business due to the addition of new programs and new contracts added to existing programs.  This balance reflects ceding fees and premium taxes due as calculated on gross premium written.

Similarly, during the six months ended June 30, 2014, reinsurance recoverables increased $119.8 million from December 31, 2013, compared to an increase of $171.2 million during the year ended December 31, 2013, which was a result of the increase in gross premiums written for Program Services business due to the addition of new programs and new contracts added to existing programs.  This balance reflects the receivable for ceded unearned premiums and ceded Loss and LAE reserves.  The $119.8 million increase is reflected in both the unearned premiums and the Loss and LAE reserves of $59.3 million and $60.5 million, respectively.

During the six months ended June 30, 2014, deferred income taxes, net, increased $21.3 million primarily due to the termination of the parent company’s status as a Subchapter S corporation. The deferred tax asset recognized upon conversion to a C corporation associated with the elimination of intercompany transactions was $14.5 million, and the deferred tax asset related to contract modification expense was $6.7 million.

Likewise, deferred ceding commissions increased $3.2 million during the six months ended June 30, 2014 from December 31, 2013, while the increase was $6.8 million during the year ended December 31, 2013 from December 31, 2012, as a result of the increase in gross premiums written for Program Services business due to the addition of new programs and new contracts added to existing programs.  This balance reflects ceding fees that are deferred and earned as the underlying premium is earned as such this balance is directly related to the balance in unearned premium.

Allowance for policy cancellations decreased by $4.6 million in 2014 due primarily to lower gross CPI premiums written in the first six months of 2014, which is consistent with the Company’s experience of seasonality for this line of business.  The allowance for policy cancellations increased by $6.8 million in 2013 due to higher gross CPI premiums written in the fourth quarter of 2013 compared to the fourth quarter of 2012.  The increased premium writings is primarily attributable to overall increased CPI writings for 2013 compared to 2012.  This growth is primarily due to the growth in loan portfolios of existing accounts as auto demand and lending have been increasing as a result of rising automobile sales, higher average auto loan sizes and increasing credit availability.

Capital Resources

Between 2002 and 2004, we formed four statutory business trusts for the sole purpose of issuing $52 million of trust preferred securities in private offering transactions. The trusts used the proceeds from these offerings, together with the equity proceeds received upon their initial formation from TBA, an indirect wholly-owned subsidiary of State National, to purchase $53.6 million of variable-rate subordinated debentures issued by TBA. All voting securities of the trusts are owned by TBA, and the debentures are the sole assets of the trusts. The trusts meet the obligations of the trust preferred securities with the interest and principal paid on the debentures. TBA has guaranteed the obligations of the trusts with respect to the trust preferred securities.  We do not have a variable interest in the trusts and therefore do not consolidate the trusts.

All of the debentures mature between 2032 and 2034.  We currently have the option to call any or all of the debentures at par plus unpaid interest accrued, if any. The interest rate on the $17.5 million of the subordinated debentures issued in December 2002 is equal to the 3-month LIBOR plus 4.00%; the interest rate on the $7.5 million of the subordinated debentures issued in May 2003 is equal to the 3-month LIBOR plus 4.10%; the interest rate on the $12.0 million of the subordinated debentures issued in December 2003 is equal to the 3-month LIBOR plus 4.10%; and the interest rate on the $15 million of the subordinated debentures issued in May 2004 is equal to the 3-month LIBOR plus 3.80%.  Interest is set and payable quarterly. The three-month LIBOR at June 30, 2014, was 0.23%.

Payment of interest may be deferred for up to 20 consecutive quarters.  However, during the deferral period and during events of default, we may not declare or pay any dividends or distributions, nor make any guarantee payments or payments on fixed-maturity securities, unless senior in interest to the debentures. Under the terms for all of the trust preferred securities, an event of default may occur upon: (i) non-payment of interest on the trust preferred securities, unless such non-payment is due to a valid extension of an interest payment period; (ii) non-payment of all or any part of the principal of the trust preferred securities; (iii) our failure to comply with the covenants or other provisions of the indentures or the trust preferred securities; or (iv) bankruptcy or liquidation. If an event of default occurs and is continuing, the entire principal and the interest accrued thereon may be declared to be due and payable immediately.

Reinsurance

Through unaffiliated producers, SNIC, NSIC, and USIC write primarily auto and commercial lines of business. This business is written pursuant to quota share and excess of loss reinsurance contracts and general agency agreements that are tripartite agreements executed by SNIC, NSIC, or USIC, the reinsurer and the general agent. Substantially all of the risk associated with this business is borne by the reinsurer.  As compensation for writing this business, SNIC, NSIC, and USIC receive ceding fees from the producers and, accordingly, the related ceding fees receivable are reflected as accounts receivable from agents. If the producer defaults on its obligation to pay these fees (or any other amount due), the reinsurer is obligated to make the payment under the guarantee contained in the contracts.

In addition, as part of our alliance with CUNA Mutual, we are party to a reinsurance agreement with CUNA Mutual that we have recently amended to increase our retention of the business subject to the alliance to 70% from 50% for policies written after July 1, 2014.  We also receive commissions from CUNA Mutual related to this business. CUNA Mutual required that we enter into the reinsurance agreement so that CUNA Mutual could participate in the CPI business subject to the alliance.

SNIC, NSIC, and USIC remain liable for unearned premiums and unpaid losses and loss adjustment expenses with respect to reinsurance ceded should the reinsurer be unable to meet its obligations. Management considers the possibility of a reinsurer becoming unable to meet its obligations as remote due to our careful client selection, credit underwriting and significant collateral requirements.  Following is a summary of these balances:

	June 30	December 31	December 31
($ in thousands)	2014	2013	2012

Ceded unearned premiums	$424,628	$365,333	$235,088
Ceded loss and loss adjustment expense reserves	1,067,366	1,006,892	965,965
Total reinsurance recoverables	1,491,994	1,372,225	1,201,053
Secured reinsurance recoverables	(1,125,792)	(1,014,947)	(851,045)
Unsecured reinsurance recoverables	$366,202	$357,278	$350,008

Premiums

Premiums earned consist of the following:

	Six months ended		Year Ended
	June 30,		December 31,
($ in thousands)	2014	2013	2013	2012	2011

Premiums written	$490,358	$295,488	$806,732	$633,109	$711,188
Premiums assumed	1,017	1,689	3,233	1,712	1,646
Premiums ceded	(450,701)	(260,367)	(723,192)	(555,656)	(632,531)
Net premiums retained	40,674	36,810	86,773	79,165	80,303
Change in net unearned premiums	3,312	2,672	(2,395)	(1,069)	1,671
Total net premiums earned	$43,986	$39,482	$84,378	$78,096	$81,974

Commitments and Contingencies

In July 2009, the Company formed an alliance with CUNA Mutual to administer and write CPI business for their customers. The alliance includes an agency agreement and a reinsurance agreement whereby the Company cedes 50% of the business back to CUNA Mutual, the amount of which will be reduced to 30% for business written on or after July 1, 2014. The Company did not account for the alliance as a business combination because it did not result in a change of control. As part of the alliance agreement, when the alliance agreement terminates, depending upon the reason for the termination and subject to certain exceptions, we may be required to buyout CUNA Mutual’s right to participate in future program business at a price equal to the previous 12 months net premium times a percentage based on the loss ratio of the business during that period, or CUNA Mutual may have the right to buyout our right to participate in future program business.

Contractual Obligations and Commitments

The following table sets forth certain of our contractual obligations as of December 31, 2013:

($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loss and LAE(1)	$1,016,641	$311,096	$418,883	$168,275	$118,386
Operating lease obligations	2,958	451	887	864	756
Employment agreement obligations	2,000	200	400	400	1,000
Debt and interest(2)	101,615	2,392	5,044	5,044	89,135
	$1,123,214	$314,139	$425,214	$174,584	$209,277

(1)              The loss and LAE payments due by period in the table above are based upon the loss and LAE estimates as of December 31, 2013 and actuarial estimates of expected payout patterns and are not contractual liabilities with finite maturities. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and LAE payments due by period is subject to the same uncertainties associated with determining the level of loss and LAE generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and LAE estimate process, see “Business—Loss Reserves.” Actual payments of loss and LAE by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and LAE vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Relating to Our Business—If we are unable to establish and maintain accurate loss reserves, our business, financial condition and results of operations and prospects may be materially adversely affected” for a discussion of the uncertainties associated with estimating loss and LAE”.

(2)              The interest related to the debt by period as of December 31, 2013 was as follows: $2.4 million—less than 1 year, $5.0 million—1 – 3 years, $5.0 million—3 – 5 years and $37.1 million—more than 5 years.

Quantitative and Qualitative Disclosures About Risk

Liquidity Risk

Liquidity risk represents our potential inability to meet all payment obligations when they become due. We maintain sufficient cash and marketable securities to fund claim payments and operations.

Credit Risk

We are exposed to credit risk from potential losses arising principally from the financial condition of our third party reinsurers, and also from potential losses in our investment portfolio.  Although our third party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk generally be either (1) selecting reinsurers that have an A.M. Best rating of “A-” (Excellent) or better, have $250,000,000 in surplus and are a Texas or Delaware (for USIC) authorized reinsurer at the time we enter into the agreement, or (2) requiring that the reinsurer post substantial collateral to secure the reinsured risks.  Security can take the form of collateral (in the form of security posted with a trustee pursuant to a related agreement, or evergreen letter of credit), or guaranty by a related third party that we believe has the ability to pay.  The security amount is a function of the policyholder liabilities (unearned premiums, loss and LAE reserves or other amounts that is more representative of the amounts at risk). Excess security is required when a reinsurer does not meet the above financial requirements to provide a “cushion” for inadequate estimates of policyholder liabilities.  Unless there is some mitigating factor, we control the ability to set policyholder liability amounts for security purposes.

Security is also immediately required if a reinsurer falls below the benchmark rating during the term of a reinsurance agreement. Existing security may be increased if a reinsurer is downgraded during the term of a reinsurance agreement or experiences a significant loss in policy holder surplus.

Collateral levels are reviewed weekly, on each reinsurer on which security is required. Collateral calculations are adjusted as monthly activity reports are received on individual programs and collateral account balance information is available.  Collateral is collected for estimated policyholder liabilities a quarter in advance at the end of each calendar quarter.

We also evaluate the credit risk of our investment portfolio. The primary measure we utilize to mitigate credit risk (the risk of principal default on the securities we invested in) involves the credit quality of our portfolio.  Approximately 72% of our portfolio is rated AA- or higher (rated by Standard & Poor’s), which is consistent with the guidelines provided to our asset managers.  Additionally, our Investment Committee reviews the portfolio on a quarterly basis and discusses any securities which have been downgraded in the previous quarter.

Market Risk

The risk of underperformance in the market is addressed by having a quality asset manager administering our portfolio.  Additionally, our portfolio is diversified to eliminate exposure to any one particular segment.  Finally, as the bulk of our assets support either our surplus or short tailed lines of business, investment performance is a relatively small portion of our profits relative to other property and casualty companies.

The Investment Policy is reviewed periodically and updated to meet current needs. However, the primary goal and philosophy of the policy is to be conservative in nature to provide preservation of principal and provide necessary liquidity.

Interest Rate Risk

This is a two-fold risk involving loss of market value due to a rising interest rate environment coupled with a need to liquidate those securities to provide liquidity for operations.  Our exposure to extreme shifts in interest rates is mitigated to some extent by selecting a duration target for the portfolio which is relatively short (i.e., approximately four years).  The exposure to actually selling underwater securities to gain liquidity is managed by maintaining a laddered portfolio whereby we have securities maturing over the next few years.  Further mitigation is provided by maintaining the convexity (i.e., how the duration of a bond changes as the interest rate changes) of the portfolio at relatively low levels.

We had fixed-maturity securities with a fair value of $190 million and an amortized cost of $185.2 million as of June 30, 2014 that are subject to interest rate risk. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed-maturity securities.  In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements.

The table below summarizes the interest rate risk associated with our fixed-maturity securities by illustrating the sensitivity of the fair value of our fixed-maturity securities as of June 30, 2014 to selected hypothetical changes in interest rates, and the associated impact on our shareholders’ equity. We anticipate that we will continue to meet our obligations out of income. We classify our fixed-maturity securities and equity securities as available-for-sale. Temporary changes in the fair value of our fixed-maturity securities impact the carrying value of these securities and are reported in our shareholders’ equity as a component of other comprehensive income, net of deferred taxes.  The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed-maturity securities and on our shareholders’ equity, each as of June 30, 2014.

Hypothetical Change in Interest Rates ($ in thousands)	Fair Value	Estimated Change in Fair Value	Total Return %
300 basis point increase	$167,319	$(22,661)	-11.93%
200 basis point increase	174,767	(15,213)	-8.01%
100 basis point increase	182,372	(7,608)	-4.00%
No change	189,980	—	—
100 basis point decrease	197,284	7,304	3.84%
200 basis point decrease	203,999	14,019	7.38%
300 basis point decrease	210,418	20,438	10.76%

Changes in interest rates would affect the fair market value of our fixed-rate debt instruments but would not have an impact on our earnings or cash flow. As of June 30, 2014, we had $52.0 million of debt instruments. A fluctuation of 100 basis points in interest on our variable-rate debt instruments, which are tied to LIBOR, would affect our earnings and cash flows by $520,000 before income tax, on an annual basis, but would not affect the fair market value of the variable-rate debt.

BUSINESS

Overview

We are a leading specialty provider of property and casualty insurance operating in two niche markets across the United States.  In our Program Services segment, we leverage our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide access to the U.S. property and casualty insurance market in exchange for a ceding fee.  In our Lender Services segment, we specialize in providing collateral protection insurance, or CPI, which insures personal automobiles, light trucks, SUVs and other vehicles held as collateral for loans made by credit unions, banks and specialty finance companies. Our founding shareholders started our CPI business in 1973 and our Program Services business in 1979. Both of these businesses have a long track record of profitable operations.

Our Program Services segment generates significant fee income, in the form of ceding fees, by offering issuing carrier capacity to both specialty general agents or other producers (“GAs”), who sell, control, and administer books of insurance business that are supported by third parties that assume reinsurance risk, or reinsurers, domestic and foreign insurers and institutional risk investors (“capacity providers”) that want to access specific lines of U.S. property and casualty insurance business.  Issuing carrier arrangements refer to our business in which we write insurance on behalf of a capacity provider and then reinsure the risk under these policies with the capacity provider in exchange for ceding fees. Our broad licensing authority, strong A.M. Best “A” (Excellent) rating, which is the third highest out of fifteen rating categories used by A.M. Best, and track record of over 25 years of profitable operations allow us to act as the policy-issuing carrier for business produced by GAs or insurers.  According to A.M. Best, “A” ratings are assigned to insurers that have an excellent ability to meet their ongoing financial obligations to policyholders.

We reinsure substantially all of the underwriting and operating risks in connection with our issuing carrier arrangements to our capacity providers.  In many cases, we hold significant collateral to secure the associated reinsurance recoverables. We have ceded over $10 billion in premiums over 25 years with no unpaid reinsurance recoverables.  Because we generally only write in these lines on a fronting or issuing carrier basis, GAs and reinsurers can be confident that we will not compete with them with respect to the business they write through us. In exchange for providing our insurance capacity, licensing and rating to our GA and capacity provider clients, we receive ceding fees averaging in excess of 5% of gross written premiums. For the year ended December 31, 2013, our Program Services segment generated approximately $691 million in gross written premium, $32.9 million of earned ceding fees and $20.5 million in pre-tax income.

Our Lender Services segment generates premium from providing collateral protection insurance, or CPI, to our credit union, bank and specialty finance clients.  Our principal product in this segment is CPI. Lenders purchase CPI to provide coverage for automobiles or other vehicles of borrowers who do not uphold their obligation to insure the collateral underlying the loan. Our lender clients pay us directly for CPI and then add the cost of CPI to the borrower’s loan. Our CPI business is fully vertically integrated: we manage all aspects of the CPI business cycle, including sales and marketing, policy issuance, policy administration, underwriting and claims handling.  We believe that we are the only vertically integrated CPI provider focused primarily on this product offering, and that the breadth and flexibility of our services enable us to provide our lender clients with responsive and customized policy terms, services and reporting to better serve their needs.  We service our CPI clients through InsurTrak, our proprietary technology platform that allows both us and our clients to track and manage a CPI program. We believe our InsurTrak system is highly scalable with the capacity to service a much larger volume of business without significant changes to the system. As of June 30, 2014, we had over 600 CPI clients and were servicing over 3.9 million CPI loans.

We have an exclusive relationship with CUNA Mutual to provide CPI.  CUNA Mutual is a leading insurance company focused on providing a range of insurance products to credit unions in the U.S. This alliance provides us access to approximately 95% of the nation’s credit unions through CUNA Mutual’s substantial sales force and has enabled us to achieve a leading market share of approximately 25% in our core credit union CPI market. We have recently amended our relationship with CUNA Mutual to increase our retention of the business subject to the alliance to 70% from 50% for policies written on or after July 1, 2014. In addition, our integrated CPI platform and InsurTrak have contributed to our ability to write business for credit unions, banks and specialty finance companies.  We believe that banks and specialty finance companies present significant growth opportunities for this business.

For the year ended December 31, 2013, our Lender Services segment generated $118.9 million in gross written premium, $87.8 million in net written premium and pre-tax income of $15.8 million.

We write our insurance business through our three insurance company subsidiaries, which have expansive licenses to write insurance in the U.S.  State National Insurance Company, Inc., or SNIC, and National Specialty Insurance Company, or NSIC, are admitted carriers licensed to write property and casualty business in all 50 states and the District of Columbia.  United Specialty Insurance Company, or USIC, is an admitted carrier in Delaware and is eligible to write surplus lines in all 50 states and the District of Columbia.  A surplus lines insurer is not directly regulated by the insurance departments in the states in which it writes and as a result has more latitude when insuring hard-to-place risks found in the surplus lines market. Having both admitted and surplus lines authority allows us to provide a broader and more flexible product offering in our issuing carrier business. These companies operate under an intercompany pooling agreement in order to take advantage of our strong “A” (Excellent) group rating from A.M. Best.

Our long history of profitable operations has enabled us to maintain our “A” (Excellent) A.M. Best rating while writing gross premiums in excess of $800 million in 2013 on approximately $145 million of shareholders’ equity, or over five times operating leverage at December 31, 2013. As of June 30, 2014, we had total assets of approximately $1.9 billion. The following table sets forth selected financial data for the periods presented:

	Six Months Ended June 30		Year Ended December 31
($ in thousands)	2014	2013	2013	2012	2011
Program Services
Gross written premium	$436,085	$246,444	$691,067	$530,621	$613,368
Net written premium	(16)	(1,044)	(1,018)	1,141	2,431
Ceding fees	20,858	13,695	32,898	32,379	30,455
Pre-tax income	15,793	8,710	20,526	21,090	23,972

Lender Services
Gross written premium	$55,290	$50,733	$118,898	$104,200	$99,466
Net written premium	40,690	37,854	87,791	78,024	77,872
Pre-tax income (loss)	(12,622)	5,543	15,793	9,924	8,623

Consolidated
Gross written premium	$491,375	$297,176	$809,965	$634,821	$712,834
Net written premium	40,674	36,810	86,773	79,165	80,303
Ceding fees	20,858	13,695	32,898	32,379	30,455
Pre-tax income (loss)	(21,342)	3,843	25,498	20,537	32,877
Net income (loss)	(2,793)	1,788	22,711	15,882	27,906

Adjusted net income (1)	13,395	8,688	22,084	19,651	21,570

(1) Adjusted net income is considered a non-GAAP financial measure because it reflects the following adjustments to net income, which is the most directly comparable measure calculated in accordance with GAAP: the pro forma provision for income taxes as if the Company had been treated as a C Corporation for each period presented, and the exclusion (net of tax benefit) of the increase in the Company’s deferred tax asset as a result of the conversion to C Corporation status, the amount of founder special compensation and the non-recurring offering-related expenses and contract modification expense related to the amendment to our alliance agreement with CUNA Mutual.  Management believes this measure is helpful to investors because it provides comparability in evaluating core financial performance between periods. For a reconciliation of this non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Consolidated Results of Operations.”

Our Business Segments and Services

We have two primary business segments, Program Services and Lender Services.

•                  Program Services — Our Program Services segment is an issuing carrier business. We leverage our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide access to the U.S. property and casualty insurance market to capacity providers in exchange for a ceding fee. Through our issuing carrier business, we write a wide variety of insurance products, principally including general liability insurance, commercial liability insurance, commercial multi-peril insurance, property insurance and workers compensation insurance.  We are able to reinsure substantially all of the underwriting and operating risks associated with our issuing carrier arrangements to our capacity providers. We mitigate the credit risk of our capacity providers generally by either selecting well capitalized, highly rated authorized reinsurers or requiring that the reinsurer post substantial collateral to secure the reinsured risks.

•                  Lender Services — Our Lender Services segment specializes in providing CPI, which insures personal automobiles and other vehicles held as collateral for loans made by credit unions, banks and specialty finance companies.  Our lender clients pay us directly for CPI and then add the cost of CPI to the loans of borrowers who do not uphold their obligation to the lender to insure the collateral underlying the loan. We also provide ancillary insurance products that currently are not actively marketed.

Our Competitive Strengths

We believe that our specialized business model provides us with the following competitive strengths:

•                  Successful and Focused U.S. Specialty Platform.  We have a track record of over 25 years of success in the CPI and issuing carrier markets in the U.S. with leading market positions in these two businesses.  We believe that our focus on these two niche markets provides us with the opportunity for achieving superior long-term growth and profitability. Our pre-tax income in our Program Services segment was $24.0 million, $21.1 million and $20.5 million for the years ending December 31, 2011, 2012 and 2013, respectively. Our pre-tax income in our Lender Services segment was $8.6 million, $9.9 million and $15.8 million for the years ending December 31, 2011, 2012 and 2013, respectively.

•                  Efficient, Fee-Based Issuing Carrier Business Model. We have a specialized issuing carrier model providing specialty GAs and capacity providers with access to our “A” (Excellent) rating from A.M. Best, expansive licensing and reputation in exchange for ceding fees averaging in excess of 5% of gross premiums written. For 2013, our Program Services segment generated approximately $691 million of gross written premium and approximately $39.7 million of ceding fees, of which approximately $32.9 million was earned during 2013. We have ceded over $10 billion in premiums over 25 years with no unpaid reinsurance recoverables. We reinsure substantially all liabilities associated with our issuing carrier arrangements and require our GAs (with capacity providers either providing some of these services directly or being responsible for the performance by the GAs) to handle all the services associated with policy administration, claims handling, cash handling, underwriting and other traditional insurance company services.  As a result, we generally retain little risk other than the credit risk of the capacity provider, and we incur minimal incremental expense on additional premium volume produced. Using our model, we are able to generate significant gross written premiums on a relatively small capital base compared to other insurance carriers. We believe that our long track record of success in this market and credibility with A.M. Best enables us to maintain our “A” rating with a relatively high operating leverage that we expect would be difficult for a competitor to obtain.

•                  Vertical Integration and Proprietary Technology in CPI Business.  We believe that we are the only fully vertically integrated CPI provider focused primarily on this product offering, in that our operations cover sales, policy issuance, policy administration, underwriting, claims handling and all other aspects of the CPI business cycle.  Our integration enables us to provide our lender clients with responsive and customized policy terms, services and reporting to better serve their needs.  We believe that other CPI market participants that contract out distribution, policy issuance or other functions of the business are not as well positioned to adapt to market and product changes and offer customized solutions as we are. In addition, our proprietary insurance tracking system, InsurTrak, delivers real-time visibility to us and our clients into current borrower insurance information.  This versatile and scalable system can be easily customized for each client at little incremental cost to us. As of

June 30, 2014, we were monitoring insurance status for approximately 3.9 million CPI loans for over 600 lender clients.

•                  Profitable, Low Risk Business Model.  Through our specialized Program Services and Lender Services businesses, we are able to generate profits with limited underwriting risk in our insurance subsidiaries.  We have operated our business profitably for over 25 years. We are able to do this in our Program Services business by generating significant ceding fees on gross premiums written and reinsuring substantially all of the risk inherent in the issuing carrier arrangement to our capacity providers, except for the credit risk of the capacity providers, which we mitigate by careful client selection, credit underwriting and, in many cases, significant collateral requirements.  Our Program Services business earned ceding fees of approximately $32.9 million, $32.4 million and $30.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Because we control all aspects of the CPI business operations, we can readily customize our product coverage and reporting to each client. We underwrite each of our lender client accounts and have the ability to move quickly to reprice the business in response to market or financial changes. Our fully vertically integrated CPI business historically has had high frequency but low severity losses and has produced attractive net combined ratios of 85.1%, 91.4% and 93.1% for the years ended December 31, 2013, 2012 and 2011, respectively.  The net combined ratio is the sum of the net loss ratio and the net expense ratio, as each is described below, and is a measure of the overall profitability of our Lender Services business, measuring its underwriting profitability and operational efficiency.

•                  Strong Competitive Position. We believe that our long track record with A.M. Best, insurance regulators and business partners, our specialized business model with significant operating leverage, our experience in assessing and monitoring credit risks and our willingness to refrain from writing primary business that competes with our capacity providers create meaningful market requirements for competitors that may desire to enter the Program Services business. We also believe that our fully vertically integrated CPI business, proprietary technology platform, access to approximately 95% of the credit union market through our exclusive relationship with CUNA Mutual and our 40-year track record of focusing on the CPI market give us a significant competitive advantage in our Lender Services business.

•                  Proven Leadership and Experienced Management Team.  We have a highly experienced and capable management team that is led by Terry Ledbetter, our co-founder and Chairman, President and Chief Executive Officer. Our senior executives have an average of over 22 years of experience with us. Our management team enjoys strong relationships, experience and reputation with rating agencies, insurance regulators and business partners. Utilizing our profitable, specialized business model, our management has positioned us for further growth in the future.

Our Growth Strategies

We intend to continue our profitable growth by focusing on the following strategies:

•                  Capitalize on Positive Market Opportunities. We believe that recently improved macroeconomic conditions, including rate hardening in property and casualty insurance lines and increasing automobile sales, should provide us with more growth opportunities in both of our business segments. Recent downgrades of certain insurance companies have, and we believe that future downgrades of other insurance companies will, create increased demand for our issuing carrier capacities.  We believe that the increased role of capital markets alternatives to reinsurance, the capitalization of recent hedge fund-backed reinsurers and the growth of the off-shore reinsurance market generally, including syndicates of Lloyd’s of London and Bermuda-based reinsurers, should drive demand for our services, as these firms typically do not have direct access to the U.S. market. In our CPI business, we believe that organic growth from our existing lender clients is, and potential new business from banks and specialty finance companies, will be, driven by overall growth in lenders’ portfolios as a result of rising automobile sales, higher average auto loan sizes and increasing credit availability.

•                  Expand Direct Relationships with Capacity Providers and Specialty GAs.  Historically, our issuing carrier capacity has been constrained by the size of our capital base, and we have relied on our relationship-driven channels to generate new issuing carrier business with only a modest sales and marketing effort. In addition, we have historically relied on brokers to identify GAs in need of an issuing carrier.  With the additional capital from the private placement, we can address what we believe is increased demand from domestic and international carriers and institutional risk investors. We are seeking to further institutionalize the sales process by building more direct relationships with GAs and capacity providers and by hiring fully-dedicated sales staff.  Recent meetings by our senior executives with capacity providers in London and Bermuda and a direct marketing campaign with GAs have produced new business and viable leads.  We plan to continue such efforts to further expand our issuing carrier business.

•                  Expand Our CPI Business within the Banking and the Specialty Finance Company Market.  Because of our exclusive relationship with CUNA Mutual, we have focused our CPI business primarily on credit unions. As a result, our penetration in the CPI market for banks and specialty finance companies is low. However, we believe that the CPI market for banks, particularly regional and smaller banks, and specialty lenders is substantially larger than the credit union market and that the specialty finance company market is potentially more attractive to CPI providers due to higher incidences of borrowers’ failing to obtain or maintain the required insurance. We believe that the banking and specialty financing sector represents a significant growth opportunity for us. We recently have begun devoting additional sales and marketing efforts towards this market and are seeking to hire additional dedicated sales staff to address the bank and specialty lender markets. We expect these efforts to further increase the overall amount of CPI business we write.

Our History

The Ledbetter family founded a small general agency in 1973 selling CPI exclusively in Texas. By the late 1970s, the Company began to expand the CPI business beyond Texas.

We acquired the management contract for a Texas county mutual company (the “County Mutual”) in 1979 to accommodate the growth of its CPI business and to reduce operating costs.  The management contract enabled us to retain the profits generated from business we originated.  After acquiring the management contract for the County Mutual, we received inquiries from other carriers and GAs seeking to access the Texas non-standard automobile market, and recognized the opportunity to act as an issuing carrier.  The volume of business that the County Mutual wrote as an issuing carrier grew significantly.  Most of this business was non-standard automobile insurance in the state of Texas, and all of this business was 100% reinsured. No A.M. Best rating was required and the County Mutual was able to write at very high leverage ratios.  At one time, the County Mutual wrote approximately $400 million of premium on approximately $2 million of capital and surplus.  This high degree of leverage, the related reinsurer credit underwriting undertaken to support that leverage, and the significant collateral held against potential losses, were the foundation of our Program Services business model.  After legislative changes reduced the advantages of the county mutual model, we sold the management contract controlling the County Mutual in 2009.

In 1984, we formed SNIC to write our CPI business directly. SNIC received an “A” (Excellent) rating from A.M. Best in 1993, and has maintained the rating for over 20 years.  To utilize excess capital in SNIC, we expanded our issuing carrier operations outside of Texas.

In 1999, we acquired NSIC, an inactive insurance company licensed to write business in 21 states, and later expanded its licensing to all 50 states in order to write program business on an unrated basis. NSIC later became a subsidiary of SNIC in order to enjoy SNIC’s “A” (Excellent) A.M. Best rating.  We formed USIC in 2006 to write coverage on an excess and surplus basis.

In July of 2009, we formed an exclusive relationship with CUNA Mutual, a leading provider of insurance products to credit unions. This alliance provides us with access to their sales force of approximately 200 people and over 95% of the credit union market and has significantly increased our CPI business.  Additionally, over the last 15 years, we have expanded our CPI business through opportunistic acquisitions of multiple CPI agencies and books of business.

Our co-founders, Lonnie Ledbetter and Terry Ledbetter, have been instrumental in developing and growing our business.  Prior to the completion of the private placement, management responsibilities were shared equally between the co-founders, with Lonnie serving as Chairman and Chief Executive Officer and Terry serving as President.  On a day-to-day basis, Lonnie led the Lender Services segment while Terry led the Program Services segment.  In early 2013, Lonnie was diagnosed with cancer and has undergone treatment.  Since then, Terry has assumed most of the day to day responsibilities for both segments of the Company.  Upon completion of the private placement, Lonnie (age 71) retired and began a one-year consultancy with the Company, and Terry assumed the role of Chief Executive Officer and Chairman, in addition to his title of President.

Program Services Segment

Business Overview

In our Program Services segment, we leverage our “A” (Excellent) A.M. Best rating, expansive licenses, and reputation to provide access to the U.S. property and casualty insurance market in exchange for a ceding fee. This access is sought by GAs and capacity providers in the U.S. property and casualty insurance market. The most common underlying business reasons are set out below:

•                  GAs writing specialized books of business supported by capacity providers; and

•                  Capacity providers seeking an issuing carrier arrangement, including:

•                  insurers that have access to origination but require broader licensing or given their lower rating, the use of an ‘A’ A.M. Best rating to access business;

•                  foreign insurers writing in the United States, either directly or through GAs;

•                  domestic insurers seeking additional business free of channel conflicts;

•                  insurers looking to reduce financial leverage; and

•                  institutional risk investors (including hedge funds and other investment funds) that need to write through licensed, highly rated entities.

Many of our issuing carrier programs are arranged with the assistance of GAs that are seeking to provide customized insurance solutions for specialty insurance business that requires an A.M. Best “A” rated carrier. In exchange for access to our rating, licensing and reputation, we charge ceding fees averaging in excess of 5% of gross written premium. For the three years ended December 31, 2013, our average ceding fee was approximately 5.6%. We are able to do this profitably because our specialized issuing carrier business model relies on our GAs or capacity providers to provide the infrastructure associated with providing policy administration, claims handling, cash handling, underwriting, or other traditional insurance company services. Our low expense structure enables the Program Services segment to produce significant additional premium volume with only minimal incremental expense increase.

Under our specialized issuing carrier arrangements, we generally retain little risk, including the following risks:

•                  underwriting risk, or the insurance and underwriting risk related to the policies issued, including the risk of loss in excess of policy limits or for extra-contractual obligations;

•                  credit risk, or the risk that all premiums will be collected and remitted by the producer; and

•                  business risk, or the regulatory and compliance risk related to the policies issued as well as any costs related to the administration and run-off of the policies.

We reinsure substantially all of the underwriting risk, credit risk of GAs and business risk to the capacity providers and collect a ceding fee on the transactions we facilitate. Therefore, we only face credit risk of capacity providers, or the risk that one of our capacity providers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. To mitigate this credit risk of capacity providers, we have established financial criteria for selecting capacity providers as well as comprehensive methodologies and systems to monitor and mitigate this risk. See “—Relationships with Capacity Providers and Producers” below.

Our specialized issuing carrier arrangements have allowed us to cede over $10 billion in premiums over 25 years with no unpaid reinsurance recoverables. We believe a majority of our premium comes from our brokers and the balance comes from GAs, reinsurer referrals, carrier inquiries and professional referrals.  Measured by premium volume for 2013, approximately one half of our customers have been with us for five years or more, and approximately 30% of our customers have been with us for one year or less, reflecting the recent growth we have had in this segment.

Relationships with Capacity Providers and Producers

The primary capacity providers that partner with us either cannot write directly or make the strategic decision not to write certain business directly.  We offer a fully licensed platform with a strong capital position and strong relationships with regulators and rating agencies that have been cultivated for over three decades.  Our low cost business model allows us to charge ceding fees that we believe are on the lower end of the market range, which is an additional attraction for capacity providers to work with us. We typically enter into these arrangements with respect to specified portions of a capacity provider’s business, rather than all of their portfolio.

In connection with writing Program Services business, we enter into agency and reinsurance agreements with both the producer (typically GAs) and the capacity provider (reinsurer) whereby the producer and capacity provider are obligated to deal directly with each other to develop business structures and terms and to implement and maintain the ongoing contractual relationship.  In a number of cases, the producer and capacity provider for a program are part of the same organization or otherwise affiliated. The producer generally is the party that will handle the marketing and underwriting of the policies (subject to certain limitations), the overall administration of the business, including preparing reports and making payments (i.e. premiums, commissions, losses, loss adjustment expenses, assessments, etc.) required pursuant to the applicable agreements, and handling of claims (up to certain limits and in some cases in conjunction with the reinsurer). The reinsurer undertakes to monitor the producer and to be responsible for the performance of the producer.  As a result of our contract design, substantially all of the underwriting risk and business risk (other than credit risk of the reinsurer) inherent in the arrangement is borne by the reinsurer.  We take the risk of insolvency or other failure to pay by a capacity provider and also have potential liability for a breach of our obligations on limited matters, such as a fraudulent or criminal act on our part, fines or penalties assessed for our willful misconduct, a failure to defend an action or prosecute an appeal or our bad faith or negligent rejection of a settlement within policy limits.

Since the funds for premiums, commissions, losses, assessments and other payments are settled directly between the producer and reinsurer, we do not record any receivables or payables.  This direct settlement of balances due between the parties has several benefits to us, including reduced leverage ratios, increased Best’s Capital Adequacy Ratio (“BCAR”) score (used by A.M. Best to monitor capital adequacy), and reduced staffing requirements.

As compensation for writing this business, we receive ceding fees generally from the GAs or other producers.  If a producer defaults on its obligation to pay these fees (or any other amount due), the capacity provider is obligated to make the payment under the guarantee contained in the contracts.  We charge ceding fees averaging in excess of 5% of gross written premium.  The fee may be adjusted upward if, for example, the business uses more surplus (i.e., has a longer tail) or requires more administration or oversight due to collateral requirements.

We carefully select GAs based on their experience, capacity to provide the necessary services, reputation, financial stability and the loss history of their business. We regularly monitor the performance of our GAs to ensure that there is no material deterioration with respect to such factors over time.

We require our capacity providers to either (1) have an A.M. Best rating of “A-” (Excellent) or better and surplus of at least $250 million and not have other issues that impact credit quality negatively or (2) post substantial collateral.  We review historical financial results of proposed capacity providers to assess financial stability.  The ceding fee we charge increases as these various considerations deteriorate.  For the three years ended December 31, 2013, the average ceding fee on an earned basis was approximately 5.6% of gross written premium.  In addition, we impose minimum annual fees for smaller programs or when premium volume is uncertain.

If a capacity provider does not meet our selection criteria, we can synthetically engineer adequate security through a number of risk mitigating levers, including requiring the posting of collateral and excess collateral, surplus and financial covenants, guarantees by affiliates, premium and/or policy limit caps, and reserve calculation control. With respect to reserve calculation, we maintain reserve calculation control for all of our programs.  Where a GA or reinsurer has loss development data available, our internal actuary will review such data for sufficiency (i.e., how much history is provided), consistency, and whether the product for which history is provided is consistent with our product.  If the data is not credible or where no data is available, the loss reserves are calculated using our experience or industry experience for similar products or lines of business. With respect to collateral, we view eligible collateral either as securities with a NAIC Securities Valuation Office rating of NAIC-1 or an evergreen letter of credit.  The NAIC SVO has a credit rating scale for securities held in an insurer’s investment portfolio ranging from NAIC-1 (lowest risk) to NAIC-6 (highest risk, near or at default).  We monitor and manage our outstanding collateral agreements on a weekly and quarterly basis and set our collateral requirements to further limit our credit exposure.

Our contracts relating to collateral typically provide for changes in the level of collateral required based on estimates of reinsurance recoverables. Our contracts may also provide for changes in level of collateral required based on certain events, such as changes in a capacity provider’s ratings and level of equity. We require each program to submit projections to enable us to receive collateral a quarter in advance. We typically set collateral in excess of gross recoverables.  As of June 30, 2014, we held approximately $1.6 billion in collateral securing approximately $1.1 billion in reinsurance recoverables.  In addition, we have approximately $366.2 million of unsecured reinsurance recoverables, of which approximately $358.2 million relates to the Program Services segment. See “—Reinsurance.”

We believe that the increased role of capital markets alternatives to reinsurance, the capitalization of recent hedge fund-backed reinsurers and the growth of the off-shore reinsurance market generally should drive demand for our Program Services, as these firms typically do not have direct access to the U.S. market.

Products

In our Program Services segment we act as an issuing carrier for foreign and domestic insurance and reinsurance companies in exchange for a ceding fee, writing a wide variety of insurance products, principally including general liability insurance, commercial liability insurance, commercial multi-peril insurance, property insurance and workers compensation insurance.

Sales and Marketing

We source our issuing carrier arrangements from reinsurance brokers and directly with GAs and capacity providers. Historically, we have been able to fully leverage our capital base through our traditional distribution channels with only a modest sales and marketing effort and using our existing infrastructure. We typically have been opportunistic and relationship-driven, rather than systematic, with respect to new business generation but recently began actively marketing our services in contemplation of our increased capital resulting from the private placement.  We are seeking to further institutionalize our sales process by building more direct relationships with GAs and capacity providers and the hiring of fully-dedicated sales staff.

We do not expect that developing direct relationships will have a negative effect on existing large brokerage relationships. In our experience, brokers typically view issuing carrier deals as opportunistic rather than core to their business and generally accept that companies that primarily act as issuing carriers will and must develop direct relationships. We have a number of long-term relationships. Turnover generally occurs when capacity providers choose not to use an issuing carrier, loss performance deteriorates, a GA forms its own insurance company, or a capacity provider exits a particular line of business.  We have historically been able to more than offset cancelled programs with a combination of a small number of new issuing carrier arrangements and organic growth in existing issuing carrier arrangements.

Competition

We believe there are relatively few active competitors in the issuing carrier business.  We compete primarily on the basis of price, customer service, geographic coverage, financial strength ratings, licenses, reputation, business model, experience and generally not offering State National’s products for our own account.  Our principal competitors are companies such as Franklin Holdings, Republic Group, AmTrust Financial Services, Inc. and Argo Group, that we believe only act as an issuing carrier on a limited basis or if a GA chooses to use an alternative structure in which the insurer retains the risk as opposed to that involves an issuing carrier.  Unlike us, some of our competitors offer policy administration and are willing to assume a significant portion of the underwriting risk.  We believe our long track record of success in this market and long-standing relationship and credibility with A.M. Best enable us to maintain our “A” (Excellent) A.M. Best rating with a relatively high operating leverage that we expect would be difficult for a competitor to obtain.

Geographic Distribution

We write our insurance business through our three insurance company subsidiaries, SNIC, NSIC and USIC.  SNIC and NSIC are admitted carriers licensed to write property and casualty business in all 50 states and the District of Columbia.  USIC is an admitted carrier in Delaware and is eligible to write surplus lines in all 50 states and the District of Columbia.  The following table sets forth the distribution of our Program Services gross premium written by state as a percent of total gross premium written for the years ended December 31, 2013 and 2012, and the six months ended June 30, 2014:

	Six Months Ended June 30,		Years Ended December 31,
($ in thousands)	2014		2013		2012
California	$89,039	20.4%	$148,342	21.5%	$91,778	17.3%
New York	57,924	13.3%	103,549	15.0%	95,443	18.0%
Texas	49,049	11.2%	88,823	12.9%	60,649	11.4%
Florida	40,855	9.4%	45,718	6.6%	37,924	7.1%
Arizona	18,069	4.1%	20,286	2.9%	14,166	2.7%
North Carolina	16,523	3.8%	24,669	3.6%	25,066	4.7%
New Jersey	15,402	3.5%	25,837	3.7%	30,782	5.8%
Michigan	14,564	3.3%	16,086	2.3%	4,932	0.9%
Other Jurisdictions	134,660	31.0%	217,757	31.5%	169,881	32.1%
Total	$436,085	100.0%	$691,067	100.0%	$530,621	100.0%

Lender Services Segment

Business Overview

In our Lender Services segment, we primarily offer CPI, which insures automobiles or other vehicles held as collateral for loans made by credit unions, banks and specialty finance companies. CPI is added by lenders to the loans of borrowers who do not uphold their obligation to the lender to insure the collateral underlying the loan. The product is underwritten directly by us. We also provide ancillary insurance products that we do not actively market. For the year ended December 31, 2013, approximately 93% of our CPI business was written with credit unions.  In our CPI business, for 2013, the average lender loan balance was approximately $13,400 and our average claim was approximately $1,650. As of June 30, 2014, we had over 600 CPI clients and were servicing over 3.9 million CPI loans.

Relationship with CUNA Mutual. We entered into a Collateral Protection Alliance Agreement with CUNA Mutual in 2009, which we refer to as the alliance agreement, that provided us access to a wider array of clients, tested and validated the quality of our technology platform, and added significant additional scale to our CPI business.  We believe CUNA Mutual has relationships with approximately 95% of the nation’s credit unions measured by number. We believe these relationships and CUNA Mutual’s substantial sales force have enabled us to achieve a leading market share of approximately 25% in our core credit union CPI market.  For the six months ended June 30, 2014 and the year ended December 31, 2013, the CPI business generated through our alliance with

CUNA Mutual represented approximately 54.7% and 53.8% of our total CPI business respectively.  Pursuant to the alliance with CUNA Mutual, CUNA Mutual outsourced CPI administration and claims handling to us. Our agreement with CUNA Mutual had an initial three-year term and was renewed for another three years ending July 2015. We recently amended the alliance agreement to extend the term at least through July 31, 2018. Thereafter, the agreement will be automatically renewed for consecutive three year terms unless either party elects to not renew by notifying the other party in writing at least 12 months prior to the expiration date.

In connection with the alliance agreement, the parties also entered into a reinsurance agreement pursuant to which we initially agreed to cede 50% of the alliance business to CUNA Mutual. However, pursuant to the recent amendment of the alliance agreement, we will increase our retention of the business subject to the alliance to 70% from 50% for business written on or after July 1, 2014, and in exchange we made payments to CUNA Mutual totaling approximately $17.8 million, which payments may be adjusted somewhat based on net premiums and loss ratio for the 12-month period ending June 30, 2015.  In addition, CUNA Mutual pays a ceding commission of 21% and reimbursed 50% of direct commissions paid to the accounts that are subject to the alliance agreement, which reimbursement was reduced to 30% of direct commissions for business written on or after July 1, 2014.  The policies subject to the reinsurance agreement with CUNA Mutual insure automobiles or other vehicles held as collateral for loans made by credit unions across the U.S.  For a description of the coverages under these policies, see “—CPI Product” below.  CUNA Mutual is an admitted reinsurer and we do not hold collateral as security for the reinsurance recoverables under this reinsurance agreement.

CUNA Mutual has the ability to terminate its alliance agreement with us upon a change in control, which is defined to include either (i) members of Lonnie Ledbetter’s and Terry Ledbetter’s families, any trusts under the control of such families, and any senior executives of State National collectively no longer own and control, directly or indirectly, a majority of the voting and economic interests in State National or certain of its subsidiaries, or (ii) any substantial change in the senior management team involving the departure, within any 12-month period, of two or more of the following three executives of State National: John Pearson, Trace Ledbetter and David Hale.  In the recent amendment of the alliance agreement, CUNA Mutual waived its right to terminate the alliance agreement in connection with the private placement to the extent it constituted a change in control, but CUNA Mutual retained its right to terminate the alliance agreement triggered by any change in control of State National or certain of its subsidiaries (other than the private placement) in the future.

When the alliance agreement terminates, depending upon the reason for the termination and subject to certain exceptions, we may be required to buy out CUNA Mutual’s right to participate in future alliance business at a price equal to the previous 12 months net premium times a percentage based on the loss ratio of the business during that period, or CUNA Mutual may have the right to buy out our right to participate in future alliance business.

Vertical Integration.  Our CPI business is fully integrated in that our operations in this segment cover sales, policy issuance, policy administration, underwriting, claims handling and all other aspects of the CPI business cycle. We believe we are the only vertically integrated CPI provider focused primarily on this product offering. Because we control all aspects of the CPI business operations, we can readily customize our product coverage and reporting to each client. We underwrite each of our lender client accounts and have the ability to move quickly to reprice the business in response to market or financial changes.

CPI Product

Coverages. A basic CPI policy provides coverage for physical damage to an insured’s automobile or other vehicles. The key difference between CPI and traditional automobile physical damage coverage is that CPI is purchased by lenders to protect their interest in collateral when it has been established that a borrower has not fulfilled his or her obligation to the lending institution to purchase adequate insurance coverage. By contrast, traditional automobile coverage is secured by individuals to protect their interests in the automobile in addition to their lienholder’s interest, if applicable.

CPI coverage can be written to protect the interest of the lending institution in the automobile, which is known as single interest coverage, or it can be written to protect the interest of both the lender and the borrower, which is known as dual interest coverage. At the lender’s request, a CPI program may also include a variety of additional coverage options supplementing the basic physical damage protection. Although the lender is generally responsible for paying our premiums, some of the coverage we offer provides for reimbursement of premiums the lender paid to us in the event of a borrower default. The most significant coverage options include:

•                  Collision: Covers accidental loss or damage to the collateral caused by collision with another object or rollover.

•                  Premium Deficiency: Provides for reimbursement of earned premiums under a wide range of options such as physical damage status and loss ratio.

•                  Conversion/Skip Loss: Provides coverage for the loss due to concealment, disposal, or misappropriation of the collateral by the borrower.

Allowance for Policy Cancellations.  We experience a high level of policy cancellations with our CPI product because borrowers often purchase insurance at the traditional rates that provides protection for them in addition to their lender.  Due to this high level of policy cancellations, we split the premium into two pieces:  (1) an allowance for future cancellations and (2) premiums that we expect to earn, which we refer to as “stick premiums.”  We earn stick premiums on a pro rata basis over the terms of the policies. The CPI premiums written as presented in this document reflect the effects of the allowance for policy cancellations including any adjustments related to re-estimation of the allowance.  As such, our recorded CPI premiums written are those that we expect to earn while those that are expected to cancel are included in the allowance for policy cancellations.  We record an allowance for policy cancellations for the estimated amount of return premiums and policy fees, net of commission expense and premium taxes that will be incurred on expected future policy cancellations associated with the Company’s business. Our allowance for policy cancellations represents the estimated amount of all future cancellations to be processed once a borrower provides satisfactory documentation of valid insurance at any given point in time based on known facts and circumstances.

The process of establishing the allowance for policy cancellations is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate cancellations are an important component of our reserving process.  Allowance for policy cancellations estimates are generally calculated by projecting the ultimate future expected refunds excluding reported refunds. Premiums and cancellation data are accumulated by accounting month (month in which the premium was written/collected), lending institution and at the corporate level.  The estimation methodology utilizes actual cancellation rates (premium refunds divided by premiums written by accounting month) to determine expected future cancellations for that accounting month.  We regularly review our allowance for policy cancellations using a variety of analyses and available information. We update the estimates as historical cancellation experience develops or as new information becomes available.  Any changes in estimates are reflected in financial results in the period in which the estimates are changed.

Ancillary Products

As part of our agreement with CUNA Mutual, except for certain grandfathered accounts, we no longer market any non-CPI products to credit unions, which include, for example, Guaranteed Auto Protection (“GAP”) insurance (covers the difference between the value of the collateral and the outstanding loan balance), mortgage protection insurance, credit life and disability/debt protection insurance, extended warranty insurance and accidental death & dismemberment insurance.  For most of such non-CPI products, we act as an agent rather than an underwriter. As we increase our penetration in the bank and specialty lender market, we may offer these products on a case-by-case basis to non-credit union clients.

Sales and Marketing

Because of our exclusive relationship with CUNA Mutual, we have focused our CPI sales efforts primarily on credit unions. We have also sold CPI programs opportunistically to small banks and specialty lending institutions. We currently have approximately 600 clients nationwide and focus on developing new relationships on an ongoing basis. Measured by premium volume, as of June 30, 2014, approximately 92% of our CPI clients have been with us for two or more years and over 39% have been with us for five or more years.

CPI is sold by approximately 14 full-time sales professionals whose territories are organized geographically in order to facilitate extensive face-to-face interactions and to develop and leverage regional expertise. Sales managers are paid bonuses monthly based on sales volume. These bonuses are uncapped and may exceed annual salary. Most sales managers we hire have prior experience selling to financial institutions. In addition, our alliance with CUNA Mutual provides us with access to their sales force of approximately 200 people.  Our salespeople leverage that access to cover approximately 95% of the nation’s credit unions by working with their counterparts at CUNA Mutual within their territories to market to a given credit union.  The alliance agreement with CUNA Mutual requires CUNA Mutual to assist in the sale of new CPI loans, and CUNA Mutual provides incentives to their sales force to achieve sales goals.

In 2012, we increased our focus on growing sales with banks and specialty finance companies. With a new concentrated effort on these prospective clients, and given that our technology and operating platform have the capacity to service many more and much larger clients, we believe these markets represent opportunities for significant future growth. We recently have begun devoting additional sales and marketing efforts towards these markets and are seeking to hire additional dedicated sales staff to address the bank and specialty lender markets.

Client Servicing

We believe that our vertical integration is a key differentiator for us relative to competitors. We act as the agency, program administrator, and underwriter for our clients. Some of the key functions offered include new client assistance, tracking, borrower notification, contact center performance and claims.  We believe that other CPI market participants that contract out distribution, policy issuance or other functions of the business are not as well positioned to adapt to market and product changes and offer customized solutions as we are.

New Client Assistance.  When we bring on a new client, the client’s loan portfolio is uploaded to our service platform, InsurTrak. Once uploaded, the first step is for us to verify that acceptable physical damage coverage is in force for each individual loan and that the borrowers’ insurance companies have the lender named as the lienholder.

Immediately after a new sale, our relationship with the client is transferred from a sales manager to an account manager. Each account manager covers two to six states and approximately 25 total accounts and serves as a liaison between the client and our service team to ensure that our standards of service are being upheld. Account managers maintain client relationships through regular face-to-face client contact, annual program reviews, annual customer service surveys, and through the provision of important operational and analytical tools.

Account managers are supported by dedicated, highly trained service teams. These professional teams work with clients to provide quick, accurate answers to all questions based on a thorough understanding of a client’s particular organization, procedures, and staff.

Proprietary Technology — InsurTrak.  A key component of our product and service offering is InsurTrak, our proprietary insurance tracking system. InsurTrak delivers real-time visibility into the current borrower insurance information. The platform allows clients and us to:

•                  view a complete transaction history for the life of the loan;

•                  review notices sent;

•                  monitor calls with borrowers;

•                  submit borrower insurance updates;

•                  submit claims, check claim status, view appraisal photos, and review all claims-related documentation;

•                  access notice, billing and refund reports; and

•                  view a monthly account analysis summary, which includes premiums, losses, claims paid, and other valuable management information.

A key feature of InsurTrak is that it is highly customizable for the client at little incremental cost to us. Clients have their own ways of managing their businesses, and, therefore, require different analyses, data, and reporting outputs. We are able to provide a tailored service and in a cost effective manner.

InsurTrak is a versatile system that as of July 31, 2014 handled approximately 5.5 million loans, consisting of approximately 4.0 million CPI loans and approximately 1.5 million mortgage loans and other collateralized loans which are tracked but for which we do not place insurance. In addition, InsurTrak also processes approximately 1.5 million insurance-related transactions per month. We believe the current system is highly scalable and has the capacity to handle substantially more volume without a significant change to the infrastructure.

Service Operations Center.  Another key component of our service offering is our service operations center. The service operations center handles nearly 800,000 calls from borrowers annually and is available 24 hours a day, 7 days a week. Using an interactive voice response system, callers seeking answers to routine insurance questions may select from a menu of choices including up-to-the-minute updates on their own account status. During regular business hours, borrowers can speak with a representative. Borrowers can also submit insurance information online, through the mail to a dedicated P.O. Box, or via a dedicated fax line.

Our operations center provides each of our clients with a dedicated toll-free phone number. When borrowers call with questions, operations center employees can quickly personalize the service by answering the phone as a representative of the lender. We further tailor our service by having response teams that provide service only to borrowers and separate teams that deal only with lender clients in an effort to deliver the greatest specialization and expertise of service.

Additionally, we take measures to assist borrowers in becoming compliant with insurance requirements of their loans. We send at least two customized borrower notices, and each month makes thousands of outbound insurance verifications in order to avoid unnecessary CPI placements. These verifications are done in one of two ways: either via a phone call to the last known insurance company for the borrower, or by utilizing direct access to the insurance companies’ websites which, in some instances, we have the authority to update in order to resolve insurance deficiencies on behalf of the borrower.

Policy Issuance and Claims Processing.  In the event that borrowers lapse on their insurance coverage or that new borrowers fail to obtain the required coverage, we notify the borrower of the need to obtain coverage. In all end-customer interactions, the communications with the borrower are issued under the lending institution’s name. Should a borrower fail to comply after receiving at least two notices, we will issue a retroactive CPI policy in accordance with the parameters established with the lender on the borrower’s loan. Such parameters could include any tailored solution from having the lender review all noncompliant situations before a policy is placed, to having us make all placements automatically. The cost of the CPI policy is added to the borrower’s loan balance and is remitted to us by the lender. If the borrower purchases or reinstates private coverage or demonstrates existing coverage, we cancel the policy and issue a premium refund.

Once a policy has been issued, in the event of physical damage, a skip, or a repossession of collateral, we offer an easy electronic claim submission process to clients. Clients can file electronic claims for single or multiple losses through InsurTrak and can track the status, appraisers’ reports, and final settlement sheets of all claims remotely using this system. We offer streamlined processing that eliminates the need to forward copies of titles, loan contracts, payment histories, or repossession affidavits (except on skips or thefts).

We incentivize quick claims management by paying claims handlers based on their ability to pay claims quickly and accurately. Our average turnaround time on repossession claims, a key metric on which clients are focused, was approximately five calendar days in 2013.

Competition

The CPI market is very competitive.  However, we believe the CPI market is mature and has significant barriers to entry, such as the required investment in technology and industry-specific knowledge. We compete primarily on the basis of price, coverages offered, claims handling, customer service, geographic coverage, financial strength ratings, licenses, reputation, technology, relationships with business partners and experience. We compete in the credit union market chiefly with two other CPI providers, Allied Solutions (“Allied”) and Southwest Business Corporation (“SWBC”). Allied is a Carmel, Indiana-based independent agency selling over 100 commercial and consumer insurance products with a similar market share to us. Allied has grown principally through acquisitions since its founding in 1977 and was sold to Securian, the parent corporation of Minnesota Life Insurance Company, in 2004. SWBC is a San Antonio, Texas-based GA selling a wide range of insurance, mortgage and investment products to commercial and consumer clients. Together with these two companies, we served approximately 70% of the total credit union CPI market in 2013, with the remainder being assorted smaller players and businesses which have opted to self-insure.  We estimate that our individual share of the credit union CPI market is approximately 25%.

We have been increasing our focus on growing our share of bank and specialty finance company CPI programs. These markets are large and growing and possess significant potential for future revenue growth. We believe that the bank automobile loan market is substantially larger than the credit union market based on outstanding loan balances.

While we sell CPI almost exclusively, our two main competitors in the credit union market, Allied and SWBC, sell a much wider range of products, many of which are offered by CUNA Mutual. We believe that our monoline focus, vertical integration and proprietary technology platform provide for faster underwriting and better servicing of CPI clients and continue to serve as a key differentiator in the eyes of our clients.

We believe that a strengthening economy, an aging automobile fleet, and easier access to credit have contributed to recent increases in vehicle sales.  In addition, the size of lenders’ automobile loan portfolios has been growing, reflecting the lenders’ willingness to lend and their willingness to lend at a higher loan-to-value ratio. We believe that there is a significant opportunity for us to benefit from future growth in the CPI market, both organically and by continuing to take market share from our competitors.

Geographic Distribution

The following table sets forth the distribution of our Lender Services gross premium written by state as a percent of total gross premium written for the years ended December 31, 2013 and 2012, and the six months ended June 30, 2014:

	Six Months Ended June 30,		Years Ended December 31,
($ in thousands)	2014		2013		2012
Texas	$7,599	13.7%	$15,925	13.4%	$13,160	12.6%
New York	3,794	6.9%	5,745	4.8%	5,830	5.6%
Missouri	3,144	5.7%	7,624	6.4%	6,842	6.6%
California	3,085	5.6%	8,542	7.2%	8,980	8.6%
Pennsylvania	2,621	4.7%	5,931	5.0%	5,401	5.2%
Illinois	2,331	4.2%	6,464	5.4%	5,225	5.0%
Massachusetts	2,276	4.1%	2,862	2.4%	2,005	1.9%
Florida	2,123	3.8%	5,063	4.3%	3,980	3.8%
Other States	28,317	51.3%	60,742	51.1%	52,777	50.7%
Total	$55,290	100.0%	$118,898	100.0%	$104,200	100.0%

Reinsurance

We use quota share reinsurance in both Program Services and Lender Services segments. “Quota share reinsurance” refers to reinsurance under which the insurer transfers, or cedes, a fixed percentage of liabilities, premium and related losses for each policy covered on a pro rata basis in accordance with the terms and conditions of the relevant agreement.  In our Lender Services business, we use quota share reinsurance only in connection with our alliance with CUNA Mutual.

In our Program Services business, we have developed standardized forms of agreements, including our quota share reinsurance agreement, that we use in substantially all of our issuing carrier arrangements.  Under our issuing carrier arrangements, we generally enter into a 100% quota share reinsurance agreement whereby we cede to the reinsurer substantially all of our gross liability under all policies issued by and on behalf of us by the general agent.  The reinsurer is generally entitled to 100% of the net premiums received on policies reinsured, less the ceding fee to us, the commission paid to the general agent and premium taxes on the policies.  The reinsurer assumes and is liable for substantially all losses incurred in connection with the risks under the reinsurance agreement, including judgments and settlements.  As a result, we generally bear little business, credit or underwriting risk (except the risk of the reinsurer’s insolvency).  The reinsurer holds us harmless and indemnifies us for all risks under the agreement.  The sole consideration provided by us, in exchange for the ceding fees, is to permit the policies that are reinsured under the agreement to be issued in our name.

Our form reinsurance agreement provides several events of termination, including that the agreement may be terminated by any party (us, the reinsurer or general agent) by providing at least 90 days written notice to the other parties; immediately by mutual consent of us and the reinsurer; immediately upon written notice by the reinsurer or us in the event of the cancellation or non-renewal of the general agent’s insurance license; by the reinsurer after 30 days written notice of the general agent’s failure to pay the reinsurer the premium due (subject to a grace period after the notice is provided); by us if the reinsurer is insolvent or credit for reinsurance is disallowed; after 30 days written notice by any party in the event that our insurance subsidiary, the reinsurer or general agent passes under the control of any other company or changes a majority of its officers or board; by us if necessary to comply with law; and by us if the reinsurer is required to increase the amount of collateral or is required to secure its obligations under the agreement in specified situations, such as if the reinsurer’s A.M. Best rating falls below the specified level or the reinsurer’s capital and surplus is reduced by the specified amount during any rolling twelve-month period.

Our capacity providers generally pay incurred losses directly, and we do not need to access the collateral.  The collateral is usually held by a bank trustee and is available to be accessed by us to pay the losses incurred in the unusual case in which a capacity provider does not pay such losses.

As of June 30, 2014, we held approximately $1.6 billion in collateral securing approximately $1.1 billion in reinsurance recoverables.  In addition, we have approximately $366.2 million of unsecured reinsurance recoverables, of which approximately $358.2 million relates to the Program Services segment and approximately $8.0 million relates to our quota share reinsurance with CUNA Mutual, an A.M. Best “A” rated carrier. Collateral held to support reinsurance recoverables generally consists of securities with a NAIC Securities Valuation Office rating of one or evergreen letters of credit.  The following table sets forth our ten largest gross reinsurance recoverables by reinsurer as of June 30, 2014:

10 Largest Gross Recoverables	A. M. Best Rating		Gross Recoverables	Collateral	Net Recoverables
			($ in thousands)
Knight Insurance Company, Ltd	A	-	$204,431	$244,680	$(40,249)
State Automobile Mutual Insurance Company	A		170,006	102,593	67,413
JRG Reinsurance Company	A	-	106,574	109,457	(2,883)
Century Surety Company	B	++	89,784	135,737	(45,953)
Greenlight Reinsurance, Ltd	A		78,241	110,596	(32,355)
Star Insurance Company	B	++	76,943	97,805	(20,862)
Technology Insurance Company Inc	A		64,260	—	64,260
Torus National Insurance Company	A	-	56,034	—	56,034
Ironshore Specialty Insurance Company	A		46,214	59,130	(12,916)
Savers Property & Casualty Ins Corporation	B	++	44,892	68,662	(23,770)
Total			937,379	928,660	8,719
Other Recoverables Total (92 reinsurers)			554,615	654,197	(99,582)
Total Recoverables			$1,491,994	$1,582,857	$(90,863)

The following table sets forth our ten largest net reinsurance recoverables by reinsurer as of June 30, 2014:

10 Largest Net Recoverables	A. M. Best Rating		Gross Recoverables	Collateral Utilized	Net Recoverables
			($ in thousands)
State Automobile Mutual Insurance Company	A		$170,006	$102,593	$67,413
Technology Insurance Company Inc	A		64,260	—	64,260
Torus National Insurance Company	A	-	56,034	—	56,034
Maiden Reinsurance Company	A	-	25,420	—	25,420
Guideone Mutual Insurance Company	A		17,950	—	17,950
California Capital Insurance Company	A		17,256	—	17,256
North Carolina Reinsurance Facility	N	R	17,215	—	17,215
Empire Fire And Marine Insurance Company	A	+	16,844	—	16,844
QBE Insurance Corporation	A		14,457	—	14,457
Jubilee Syndicate No 5820	A		13,804	—	13,804
Total			413,246	102,593	310,653
Other Recoverables Total (92 reinsurers)			1,078,748	1,023,199	55,549
Total Recoverables			$1,491,994	$1,125,792	$366,202

The following table sets forth our aggregate reinsurance recoverables by reinsurer rating as of June 30, 2014:

Reinsurer Rating	% of Total Recoverables	Gross Recoverables	Collateral Utilized	Net Recoverables
		($ in thousands)
A++	0.1%	$1,077	$458	$619
A+	1.2%	18,283	702	17,581
A	37.4%	558,629	319,410	239,219
A-	29.5%	439,432	347,865	91,567
B++	21.0%	313,043	313,043	—
B+	0.6%	8,581	8,581	—
B	0.4%	6,098	6,098	—
C++	1.9%	27,761	27,761	—
E	1.6%	24,300	24,300	—
NR	6.3%	94,790	77,574	17,216
Total	100.0%	$1,491,994	$1,125,792	$366,202

Ratings

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us.  We have been assigned a group financial strength rating of “A” (Excellent) by A.M. Best, an independent rating agency that specializes in ratings for the insurance industry. A.M. Best’s financial strength rating is an independent opinion of a company’s financial strength and ability to meet its ongoing insurance policy obligations.  According to A.M. Best, “A” ratings, which are the third highest out of fifteen rating categories used by A.M. Best, are assigned to insurers that have an excellent ability to meet their ongoing financial obligations to policyholders.  This rating reflects A.M. Best’s opinion of our ability to pay claims and is not an evaluation directed to investors regarding an investment in our common stock.  This rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. There can be no assurance that we will maintain our current ratings. Future changes to our rating may adversely affect our competitive position.

Loss Reserves

We record loss reserves for estimated losses under the insurance policies that we write and for loss adjustment expenses (“LAE”) related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances.

For the years ended December 31, 2013, 2012 and 2011, our loss reserves, net of reinsurance recoverables, were $9.7 million, $9.7 million and $8.2 million, respectively.  There were no significant changes in the key assumptions utilized in the analysis and calculations of our loss reserves during the years ended December 31, 2013, 2012 and 2011.

The process of establishing the liability for unpaid losses and loss adjustment expenses is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an important component of our loss reserving process.

Loss reserves include statistical reserves and case estimates for individual claims that have been reported and estimates for claims that have been incurred but not reported at the balance sheet date as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as economic, legal and social conditions. Loss reserves are not discounted to present value, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.

Incurred but not reported (“IBNR”) reserve estimates are generally calculated by first projecting the ultimate cost of all claims that have occurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. The IBNR reserve includes a provision for claims that have occurred but have not yet been reported, some of which are not yet known to the insured, as well as a provision for future development on reported claims.

We regularly review our loss reserves using a variety of actuarial methods and available information. We update the reserve estimates as historical loss experience develops, additional claims are reported and settled or as new information becomes available. Any changes in estimates are reflected in financial results in the period in which the estimates are changed.

Our loss reserves are reviewed quarterly by internal actuaries and at least annually by our external actuaries. The actuarial review may include an actual to expected loss analysis or more detailed reserve indications for segments with changes, as well as the actuary’s reasonable reserve range compared to carried reserves. We review available actuarial indications and review carried reserves compared to the reasonable reserve range to determine whether any reserve adjustments are warranted.

With respect to reserve calculation for our Program Services business, we maintain reserve calculation control for all of our programs.  Where a GA or reinsurer has loss development data available, our internal actuary will review such data for sufficiency (i.e., how much history is provided), consistency, and whether the product for which history is provided is consistent with our product.  If the data is not credible or where no data is available, the loss reserves are calculated using our experience or industry experience for similar products or lines of business.

The majority of our net loss reserves carried relates to our CPI business.  This business is very short-tailed due to the nature of the coverages provided, which means that length of time between the assumption of a risk and the payment of claims in respect of that risk is a relatively short period.  Collision is a physical damage coverage primarily for repossessed vehicles.  Our average turnaround time for repossession claims, a key metric on which clients are focused, was approximately five days in 2013. Our average turnaround time for all collisions claims, including repossession claims, was approximately nine days in 2013.  Premium Deficiency, which provides reimbursement of earned premium does not require estimations as the premium amount is known.  Therefore the average turnaround time for these claims was approximately one day in 2013.  Conversion/Skip which provides coverage for loss due to concealment, disposal, or misappropriation of the collateral by the borrower has the longest turnaround time due to the time involved in locating the vehicle.  The average turnaround time for these claims was approximately 38 days in 2013.

There is no one specific industry standard for determining reasonable reserve ranges.  The internal actuarial reserve ranges are established by considering projections using variations in the underlying actuarial assumptions, projections based on different weightings of the individual actuarial methods, projections by statistical variability analysis or by other appropriate reserve considerations.

Our internal actuarial analysis of the historical data provides the factors we use in our actuarial analysis in estimating our loss and LAE expense reserves. These factors are implicit measures over time of claims reported, average case incurred amounts, case development, severity and payment patterns. However, these factors cannot be directly used as they do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, and other subjective factors.  We generally use a combination of actuarial factors and subjective assumptions in the development of up to five of the following actuarial methodologies:

•      Paid Development Method — uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•      Paid Bornhuetter-Ferguson (“BF”) Method — a combination of the Paid Development Method and the Expected Loss Method, the Paid BF Method estimates ultimate losses by adding actual paid losses and projected future unpaid losses. The amounts produced are then added to cumulative paid losses to produce the final estimates of ultimate incurred losses.

•      Incurred Development Method — uses historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•      Incurred Bornhuetter-Ferguson (“BF”) Method — a combination of the Incurred Development Method and the Expected Loss Method, the Incurred BF Method estimates ultimate losses by adding actual incurred losses and projected future unreported losses. The amounts produced are then added to cumulative incurred losses to produce an estimate of ultimate incurred losses.

•      Expected Loss Method — utilizes an expected ultimate loss ratio based on historical experience adjusted for trends multiplied by earned premium to project ultimate losses.

For each method, losses are projected to the ultimate amount to be paid.  The Company then analyzes the results and may emphasize or deemphasize some or all of the outcomes to reflect actuarial judgment regarding their reasonableness in relation to supplementary information and operational and industry changes. For example, the Incurred Development Method is emphasized in the estimation of our short-tail lines of business while the Incurred BF Method is emphasized in the estimation of our long-tail lines of business. These outcomes are then aggregated to produce a single selected point estimate that is the basis for the internal actuary’s point estimate for loss reserves.

In determining the level of emphasis that may be placed on some or all of the methods, internal actuaries periodically review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:

•      open and closed claim counts;

•      statistics related to open and closed claim count percentages;

•      claim closure rates;

•      changes in average case reserves and average loss and loss adjustment expenses incurred on open claims;

•      reported and ultimate average case incurred changes;

•      reported and projected ultimate loss ratios; and

•      loss payment patterns.

When reviewing reserves described in this section, we analyze historical data and estimate the impact of numerous factors such as (1) individual claim information; (2) industry and the historical loss experience; (3) legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes in political attitudes; and (4) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple factors. The key assumptions we use in our determination of appropriate reserve levels include the underlying actuarial methodologies, consideration of pricing and underwriting initiatives, an evaluation of retention levels, and consideration of any claims handling impact on paid and incurred loss data trends embedded in the traditional actuarial methods.

With respect to the ultimate estimates for losses and LAE, the key assumptions remained consistent for the years ended December 31, 2013, 2012 and 2011.  If circumstances bear out our assumptions, losses incurred in 2013 should develop similarly to losses incurred in 2012 and prior years. Thus, if the Net Loss Ratio for premiums written in a given accident year is 40.0%, we expect that the Net Loss Ratio for premiums written in that same accident year evolving in Year 2 would also be 40.0%.  However, due to the inherent uncertainty in the loss development factors, our actual liabilities may differ significantly from our original estimates.

The reserve range below provides a sensitivity analysis regarding a range of reserve estimates considered to be reasonable based on current information and normal variations in actuals losses and assumptions.  This range was developed based on actuarial judgment of the potential variance in key loss reserve factors which influence ultimate frequency and severity that can cause favorable or unfavorable development in loss reserves.  However, due to the inherent uncertainty involved with projecting future loss events, the reserve range does not include all possible outcomes, and our actual liabilities may differ significantly from our original reserve estimates.  Our analysis does not anticipate any extraordinary changes in the legal, social or economic environments that could affect the ultimate outcome of claims, or the emergence of claims from causes not currently recognized in the historical data. Such extraordinary changes or claim emergence may impact the level of required reserves in ways that are not presently quantifiable. Thus, while we believe our reserve estimates are reasonable given the information currently available, it must be recognized that actual emergence of losses could deviate, perhaps significantly, from our estimates and the amounts recorded by the Company.

Loss Reserves evaluated as of December 31, 2013

(amounts in millions)

Sensitivity Range	Net Loss & LAE Reserves
Low End of the Range	$8.7
Carried Reserves	$9.7
High End of the Range	$10.1

The resulting range derived from this sensitivity analysis would have increased net reserves by approximately $0.4 million, or decreased net reserves by approximately $1.0 million, at December 31, 2013.  The increase would have reduced pre-tax net income and stockholders’ equity by approximately $0.4 million.  The decrease would have increased pre-tax net income and stockholders’ equity by approximately $1.0 million.  A change in our reserves for net losses and loss adjustment expenses would not have an immediate impact on our liquidity, but would affect cash flow in future periods as the losses are paid.

Given the numerous factors and assumptions used in our estimates of net reserves for losses and loss adjustment expenses, and consequently this sensitivity analysis, we do not believe that it would be meaningful to provide more detailed disclosure regarding specific factors and assumptions and the individual effects of these factors and assumptions on our net reserves. Furthermore, there is no precise method for subsequently reevaluating the impact of any specific factor or assumption on the adequacy of reserves because the eventual deficiency or redundancy is affected by multiple interdependent factors.

Reconciliation of Loss and Loss Adjustment Expense Reserves

The table below shows the reconciliation of loss reserves on a gross and net basis for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013, 2012, and 2011, reflecting changes in losses incurred and paid losses:

	Six Months Ended June 30,		Years Ended December 31,
($ in thousands)	2014	2013	2013	2012	2011

Balance at January 1	$1,016,641	$975,708	$975,708	$806,125	$706,291
Reinsurance recoverables	(1,006,892)	(965,965)	(965,965)	(797,961)	(696,170)
Net balance at January 1	9,749	9,743	9,743	8,164	10,121

Incurred related to:
Current year	18,524	15,925	33,163	28,894	32,285
Prior year	(210)	(1,509)	(1,073)	95	(2,653)
Total incurred	18,314	14,416	32,090	28,989	29,632

Paid related to:
Current year	13,079	11,563	27,388	23,392	26,835
Prior year	6,115	4,464	4,696	4,018	4,754
Total paid	19,194	16,027	32,084	27,410	31,589

Net balance at end of period	8,869	8,132	9,749	9,743	8,164
Reinsurance recoverables	(1,067,366)	(1,034,700)	1,006,892	965,965	797,961
Gross Balance at end of period	$1,076,235	$1,042,832	$1,016,641	$975,708	$806,125

For the years ended December 31, 2013, 2012 and 2011, our gross reserves for loss and LAE were approximately $1,017 million, $976 million and $806 million, respectively, of which our case reserves and our reserves for estimated losses that have been incurred but not reported (IBNR) were broken down as follows:

	Years Ended December 31,
($ in thousands)	2013	2012	2011
Case reserves for unpaid losses and LAE, gross of related reinsurance recoverable	$444,741	$457,925	$376,025
Incurred but not reported (IBNR) reserves for unpaid losses and LAE, gross of related reinsurance recoverable	571,900	517,783	430,100
Unpaid losses and LAE, gross of related reinsurance recoverable	$1,016,641	$975,708	$806,125

Case reserves for unpaid losses and LAE, net of related reinsurance recoverable	$4,733	$3,711	$3,566
Incurred but not reported (IBNR) reserves for unpaid losses and LAE, net of related reinsurance recoverable	5,016	6,032	4,598
Unpaid losses and LAE, net of related reinsurance recoverable	$9,749	$9,743	$8,164

Loss Development

Changes in loss reserve estimates are unavoidable because such estimates are subject to the outcome of future events. Loss trends vary and time is required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development or reserve releases.

The table below shows the gross and net loss development for business written for each period presented. The table reflects the changes in our loss and LAE reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a general accepted accounting principles (“GAAP”) basis.

The table also sets forth, on a gross and net basis, for the years indicated, the cumulative amounts of loss and LAE payments as of the end of each succeeding year, and the re-estimates in later years of incurred losses, including payments.

The “cumulative redundancy (deficiency)” represents, as of December 31, 2013, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy or favorable development means that the original estimate was higher than the current estimate. A deficiency or unfavorable development means that the current estimate is higher than the original estimate.

	Analysis of Loss and Loss Adjustment Expense Reserve Development
	As of and for the Year Ended December 31,
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(in thousands)
Liability for Unpaid Losses & LAE, Gross of Reinsurance Recoverable	$174,931	$198,450	$263,488	$352,154	$371,503	$444,212	$588,490	$706,291	$806,125	$975,708	$1,016,641

Cumulative paid losses as of:
one year later	98,725	95,262	103,096	167,194	105,843	251,230	248,931	311,243	338,802	403,552
two years later	162,542	138,848	212,616	195,174	235,501	406,219	436,017	527,461	618,016
three years later	188,327	219,602	204,666	265,355	322,794	523,402	579,798	711,648
four years later	250,845	192,790	237,723	310,353	371,231	608,414	696,075
five years later	217,921	207,306	256,728	334,637	402,655	684,832
six years later	223,713	216,732	268,914	350,658	437,967
seven years later	226,580	222,080	277,177	365,644
eight years later	229,122	227,424	283,703
nine years later	231,148	231,768
ten years later	231,779

Gross liability reestimated as of:
one year later	216,602	215,652	267,549	366,495	346,183	573,859	634,050	881,957	1,065,701	1,205,833
two years later	235,800	226,073	324,739	322,617	412,890	632,382	810,852	1,010,473	1,178,255
three years later	239,311	277,265	267,477	360,061	442,691	752,031	869,167	1,064,519
four years later	280,125	227,361	284,847	375,753	494,314	794,421	917,196
five years later	231,361	232,985	288,240	407,098	516,188	837,368
six years later	232,336	239,180	308,705	425,042	529,987
seven years later	233,594	247,390	320,549	428,815
eight years later	237,316	253,772	322,545
nine years later	237,171	255,169
ten years later	235,316

Cumulative redundancy/(deficiency)	$(60,385)	$(56,719)	$(59,057)	$(76,661)	$(158,484)	$(393,156)	$(328,706)	$(358,228)	$(372,130)	$(230,125)

Liability for Unpaid Losses & LAE, Net of Reinsurance Recoverable	$20,688	$26,239	$28,251	$23,644	$18,959	$14,483	$13,517	$10,121	$8,164	$9,743	$9,749

Cumulative paid losses as of:
one year later	$8,637	$9,518	$14,745	$12,287	$11,076	$11,484	$7,018	$4,755	$4,018	$4,696
two years later	12,169	17,403	19,740	16,570	13,649	12,719	7,039	5,077	4,853
three years later	16,261	20,947	23,667	18,899	15,302	13,162	7,458	6,047
four years later	18,021	23,694	25,846	20,573	15,827	13,495	8,223
five years later	18,958	25,279	27,513	21,122	16,109	14,094
six years later	19,948	26,940	27,717	21,426	16,711
seven years later	20,501	27,117	28,016	21,491
eight years later	20,370	27,403	28,081
nine years later	20,425	27,470
ten years later	20,427

Net liability re-estimated as of:
one year later	$21,597	$28,510	$28,908	$22,972	$18,568	$16,483	$9,956	$7,468	$8,260	$8,670
two years later	21,362	27,036	29,576	23,099	17,808	14,766	8,852	7,885	8,361
three years later	21,159	27,536	29,484	22,894	17,101	14,441	9,023	8,090
four years later	20,968	27,538	29,260	21,769	16,927	14,366	9,017
five years later	21,102	27,584	28,671	22,170	16,886	14,284
six years later	20,905	28,018	28,734	22,187	16,858
seven years later	20,557	28,126	28,768	21,629
eight years later	21,093	28,150	28,210
nine years later	21,110	27,596
ten years later	20,553

Cumulative redundancy/(deficiency)	$135	$(1,357)	$41	$2,015	$2,101	$199	$4,500	$2,031	$(197)	$1,073

The estimate for ultimate losses incurred on a net basis related to prior years decreased by $1.1 million in 2013, increased by $0.1 million in 2012 and decreased by $2.7 million in 2011. The favorable development in 2013 is primarily due to a $1.5 million favorable development for our Lender Business, partially offset by unfavorable development of $409,000 for our Program Segment. The small unfavorable development in 2012 is the result of unfavorable development of $2.1 million for our Program Segment, largely offset by favorable development of $2.0 million for our Lender Segment.  The favorable development in 2011 is primarily the result of favorable development of $2.5 million for our Lender Segment and $171,000 for our Program Segment.  All of these changes were the result of the re-estimation of unpaid losses and loss adjustment expenses due to ongoing analyses of recent loss development trends as new data becomes available. We had no significant changes in reserving assumptions or methodologies.

Technology

Our Program Services segment uses proprietary systems that have been developed on SQL 2008. Key systems include:

•                 PaSS/PaSS.net: This is the system of record for program services accounting transactions.

•                 PaSS2: This system manages collateral obligations and collateral account balances. Also, included in this system is the Reinsurer Analysis, which captures data regarding our reinsurers that is utilized by our management to review Reinsurer activity.

•                 Forecasting: This system provides projections for the issuing carrier business.

•                 PaSS Reports: This reporting tool accesses all three of the above systems. Most of the management reporting is produced by this system.

•                 Schedule P: This system accumulates the accident year data provided by our program managers. The summarized data is utilized in the preparation of the Annual Statements and in the analysis of the adequacy of the loss reserves.

Our Lender Services segment uses proprietary systems designed to deliver and manage the CPI business. As described above, our proprietary insurance tracking system, InsurTrak, delivers real-time visibility to us and our clients into the most current borrower insurance information. In addition to InsurTrak, the other key aspects of the IT platform include:

•                 Home Office: This is the system of record for lender services policy administration. Included in this application are all of the underwriting details for each account necessary to calculate premium and refunds, to monitor the billing process, and to process claims.

•                 Claims/Merlin: This system calculates claim amounts. The account information necessary for these calculations is provided by the Home Office system while claim data is entered directly into this system primarily by the accounts.

•                 InsurTrak online: This system allows our accounts to access certain data maintained in the InsurTrak system.

Our information technology department employs approximately 50 employees, including approximately 20 software developers and programmers, who support our proprietary systems developed over the course of 30 years.

We have various electronic methods of prevention and detection of unwanted intrusion to our network, including several layers of firewalls and multiple IDS/IPS sensors regularly monitoring the network for both inbound and outbound traffic. These systems alert Network Operations when anomalies occur and various logs are maintained and reviewed frequently. We also have a process in place to prevent or detect unauthorized access to non-public confidential information by way of physical intrusion perpetrated by an employee, business partner/vendor or unknown party.

We have electronically controlled entry points onto our property and into all of our facilities. Specific rooms inside the facilities have controlled access and require another level of security. We also have a 24/7 on-premise security detail and 24/7 surveillance equipment at all entry points.

Our disaster recovery plans establish a set of policies and procedures for responding to a major business disruption. The key components of our disaster recovery plans include data backups on a daily basis, security measures applied to our network and data centers, data restoration measures, backup power generators, multiple lines for telecommunications, backup facilities and vendor management. The plans are reviewed and tested annually.

Legal Proceedings

We are routinely involved in legal proceedings arising in the ordinary course of business, in particular in connection with claims adjudication with respect to our policies. We believe we have recorded adequate reserves for these liabilities and that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations.

Properties

We own the headquarters building and land at 1900 L. Don Dodson Drive in Bedford, Texas, which includes approximately 202,500 square feet of office space, of which approximately 73,675 square feet is leased to a tenant.  The tenant has delivered a termination notice of the lease to us effective as of November 2014.

Employees

We had approximately 385 employees at June 30, 2014, none of whom is covered by a collective bargaining agreement.  We believe that our employee relationships are good.

REGULATION

General

We are subject to extensive regulation in the United States.  State National Insurance Company, Inc. (“SNIC”), and its wholly-owned subsidiaries, National Specialty Insurance Company (“NSIC”) and United Specialty Insurance Company (“USIC”), together operate in all fifty states and the District of Columbia.  SNIC and NSIC are Texas domiciled insurers while USIC is domiciled in Delaware.

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the department of insurance in the jurisdiction in which they are domiciled and, to a lesser extent, other jurisdictions in which they are authorized to conduct business. The primary purpose of such regulatory powers is to protect individual policyholders. State insurance authorities have broad regulatory, supervisory and administrative powers, including, among other things, the power to (a) grant and revoke licenses to transact business, including individual lines of authority, (b) set the standards of solvency to be met and maintained, (c) determine the nature of, and limitations on, investments and dividends, (d) approve policy rules, rates and forms prior to issuance, (e) regulate and conduct specific examinations regarding marketing, unfair trade, claims and fraud prevention and investigation practices, and (f) conduct periodic comprehensive examinations of the financial condition of insurance companies domiciled in their state. In particular, commercial policy rates and forms are closely regulated in all states.

Financial Oversight

Reporting Requirements

Our insurance subsidiaries are required to file detailed financial statements prepared in accordance with statutory accounting principles and other reports with the departments of insurance in all states in which they are licensed to transact business, either directly or through the NAIC. These reports include details concerning claims reserves held by the insurer, specific investments held by the insurer, and numerous other disclosures about the insurer’s financial condition and operations. These financial statements are subject to periodic examination by the department of insurance in each state in which they are filed.

Investments

State insurance laws and insurance departments also regulate investments that insurers are permitted to make. Limitations are placed on the amounts an insurer may invest in a particular issuer, as well as the aggregate amount an insurer may invest in certain types of investments. Certain investments are prohibited.

State Insurance Department Examinations

As part of their regulatory oversight process, state insurance departments conduct periodic detailed financial examinations of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC.

A second type of regulatory oversight examination of insurance companies involves a review by an insurance department of an authorized company’s market conduct, which entails a review and examination of a company’s compliance with laws governing marketing, underwriting, rating, policy-issuance, claims-handling and other aspects of its insurance business during a specified period of time.

The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the Company that is the subject of the examination or assessing fines or other penalties against that company.

Risk-Based Capital Regulations

Our insurance subsidiaries are required to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer’s mix of products and investment portfolio. The formula is designed to allow insurance regulators to identify weakly-capitalized companies. Under the formula, a company determines its “risk-based capital” by taking into account certain risks related to the insurer’s assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer’s liabilities (including underwriting risks related to the nature and experience of its insurance business). The departments of insurance in our domiciliary states of Texas and Delaware generally require a minimum total adjusted risk-based capital equal to 200% of an insurance company’s authorized control level risk-based capital. Each of our insurance subsidiaries had total adjusted risk-based capital in excess of 200% of the authorized control level as of December 31, 2013.

In our calculation of risk-based capital for SNIC and NSIC, we have deducted amounts for which SNIC and NSIC hold collateral for amounts recoverable from reinsurers.  We believe this practice to be appropriate because we bear little credit risk for the related reinsurance balances due to the protection provided by the collateral.  This practice differs from NAIC statutory annual statement instructions.  There is no monetary effect on net income or statutory surplus from the use of this practice.  If we would have used the practice outlined in NAIC annual statement instructions, the risk-based capital calculation for SNIC and NSIC would not have triggered a regulatory event.  In addition, we contributed a total of approximately $50 million of the net proceeds of the private placement to the capital of our insurance subsidiaries.  After giving effect to these contributions, each of our insurance subsidiaries has total adjusted risk-based capital substantially in excess of 200% of the authorized control level as of December 31, 2013.

Insurance Regulatory Information System Ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states.  IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention.  IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements.  The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools.  The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention.  A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system.  Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges.  An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or because of certain reinsurance or pooling structures or changes in such structures.

In 2013, SNIC had three ratios departing from the usual range of values, NSIC had two ratios with deviations and USIC had only one ratio with deviations. It is not uncommon for our insurance subsidiaries to have unusual values for a few IRIS ratios because of our specialized business model.  For example, these deviations are primarily caused by:

(1)                                 The high volume of Program Services ceded premiums causes the ‘Surplus Aid to Policyholders’ Surplus’ ratio to be higher than the usual value.  This ratio is an estimate of commissions on unearned ceded reinsurance premiums and measures the degree to which an insurer’s surplus has been inflated by the ceding of unearned premiums during the current year.  The risk of this higher surplus aid ratio is mitigated by the quality of reinsurers assuming this business and the use of collateral where needed.

(2)                                 Investment yield for SNIC.  SNIC investment yield is impacted by a large portion of its investment portfolio being investment in subsidiaries (NSIC and USIC).  The earnings from these companies are reflected as unrealized gains in surplus rather than through investment income.  This drives SNIC’s investment yield below the usual value.  In addition, investment yield is also impacted by interest rate.  SNIC’s low investment yield to a certain extent is resulted from the low interest rate environment over the last few years; however the usual range for this ratio has not been adjusted since it was set in 2005.

During 2012, the insurance subsidiaries also had unusual values in ‘Change in Net Premiums Written’ and ‘Gross Change in Policyholders’ Surplus’ related to changing the participation percentage in the pooling arrangement and capital contributions from SNIC to NSIC and USIC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Statutory Accounting Principles

Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s solvency. Statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

GAAP is concerned with a company’s solvency, but is also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriately matching revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Potential Issuing Carrier Restrictions

In certain states, including Florida and Kentucky, the Insurance Commissioner has the authority to prohibit an authorized insurer from acting as an issuing carrier for an unauthorized insurer.  In addition, insurance departments in states in which there is no statutory or regulatory prohibition against an authorized insurer acting as an issuing carrier for an unauthorized insurer, such as New York, could deem the assuming insurer to be transacting insurance business without a license and the issuing carrier to be aiding and abetting the unauthorized sale of insurance. Notwithstanding these state law restrictions on ceding insurers, the NRRA contained in the Dodd-Frank Act provides that all laws of a ceding insurer’s nondomestic state (except those with respect to taxes and assessments on insurers or insurance income) are preempted to the extent that they otherwise apply the laws of the state to reinsurance agreements of nondomestic ceding insurers. The NRRA places the power to regulate reinsurer financial solvency primarily with the reinsurer’s domiciliary state and requires credit for reinsurance to be recognized for a nondomestic ceding company if it is allowed by the ceding company’s domiciliary state.

Credit for Reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws.  The Nonadmitted and Reinsurance Reform Act (“NRRA”) contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer’s ceded risk, then no other state may deny such credit for reinsurance.  Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S. ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer’s ceded risk if the cedant’s domestic state regulator recognizes credit for reinsurance.  The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premium (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer.

Holding Company Regulation

We qualify as a holding company system under state-enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance regulatory agency of its state of domicile and periodically furnish information concerning its operations and transactions, particularly with other companies within the holding company system that may materially affect its operations, management or financial condition.

Transactions with Affiliates

The insurance laws in most of those states provide that all transactions among members of an insurance holding company system must be fair and reasonable. These laws require disclosure of material transactions within the holding company system and, in some cases, prior notice of or approval for certain transactions, including, among other things, (a) the payment of certain dividends, (b) cost sharing agreements, (c) intercompany agency, service or management agreements, (d) acquisition or divestment of control of or merger with domestic insurers, (e) sales, purchases, exchanges, loans or extensions of credit, guarantees or investments if such transactions are equal to or exceed certain thresholds, and (f) reinsurance agreements. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Dividends

Our insurance subsidiaries are subject to statutory requirements as to maintenance of policyholders’ surplus and payment of dividends. In general, including in our domiciliary states, the maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is generally defined for this purpose to be statutory net income, net of realized capital gains, for the calendar year preceding the date of the dividend. The maximum amount of dividends that our insurance subsidiaries could pay without regulatory approval was approximately $15.6 million and $14.8 million as of December 31, 2013 and 2012, respectively. Also, most states, including Texas and Delaware, restrict an insurance company’s ability to pay dividends in excess of its statutory unassigned surplus or earned surplus. In addition, state insurance regulators may limit or restrict an insurance company’s ability to pay shareholder dividends or as a condition to issuance of a certificate of authority, as a condition to a change of control approval or for other regulatory reasons.

Enterprise Risk and Other New Developments

In December 2010, the NAIC adopted amendments to the Model Insurance Holding Company System Regulation Act and Regulation (the “Amended Model Act and Regulation”) to introduce the concept of “enterprise risk” within an insurance company holding system. “Enterprise risk” is defined as any activity, circumstance, event or series of events involving one or more affiliates of an insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or the liquidity of the insurer or its insurance holding company system as a whole. The Amended Model Act and Regulation imposes more extensive informational requirements on an insurance holding company system in order to protect the licensed insurance companies from enterprise risk, including requiring it to prepare an annual enterprise risk report that identifies the material risks within the insurance company holding system that could pose enterprise risk to the licensed insurer. In addition, the Amended Model Act and Regulation requires any controlling person of a domestic insurer seeking to divest its controlling interest in the domestic insurer to file a notice of its proposed divestiture, which may be subject to approval by the insurance commissioner.  To date, approximately 37 states have adopted some or all of the changes in the Amended Model Act and Regulation, including Texas, where SNIC and NSIC are domiciled, and Delaware, where USIC is domiciled.  The NAIC has made certain sections of the amendments part of its accreditation standards for state solvency regulation, which may motivate more states to adopt the amendments promptly.

Change of Control

State insurance holding company laws require prior approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Any person wishing to acquire control of us or of any substantial portion of our outstanding shares would first be required to obtain the approval of the domestic regulators of our insurance subsidiaries or file appropriate disclaimers.

Any future transactions that would constitute a change of control, including a change of control of us and/or any of our domestic insurance subsidiaries, would generally require the party acquiring or divesting control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is domiciled (and in any other state in which the Company may be deemed to be commercially domiciled by reason of concentration of its insurance business within such state) and may also require pre-notification in certain other states. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

In addition, insurance laws in many states, including Texas and Delaware (the domiciliary states of our insurance company subsidiaries), contain provisions that require pre- and post-notification to the insurance departments of a change of control of certain non-domestic insurance companies licensed in those states, as well as post-notification of a change of control of certain agencies and third-party administrators. Texas has a prior notification for a change of control of an insurance agency and third party administrator.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Market Conduct

Regulation of Insurance Rates and Approval of Policy Forms

The insurance laws of most states in which we conduct business require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to the policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. In other states, prior approval of rate changes is required and there may be long delays in the approval process or the rates may not be approved. Accordingly, our ability to respond to market developments or increased costs in that state can be adversely affected.

Underwriting

The use of credit in underwriting and rating is the subject of significant regulatory and legislative activity. Regulators and legislators have expressed a number of concerns related to the use of credit, including: questions regarding the accuracy of credit reports, perceptions that credit may have a disparate effect on the poor and certain minority groups, the perceived lack of a demonstrated causal relationship between credit and insurance risk, the treatment of persons with limited or no credit, the impact on credit of extraordinary life events (e.g., catastrophic injury or death of a spouse), and the credit attributes applied in the credit scoring models used by insurers. A number of state insurance departments have issued bulletins, directives, or regulations that regulate or prohibit the use of credit by insurers. In addition, a number of states are considering or have passed legislation to regulate insurers’ use of credit information. The use of credit information continues to be a regulatory and legislative issue, and it is possible that the U.S. Congress or one or more states may enact further legislation affecting its use in underwriting and rating limitations on the ability to charge policy fees.

Unfair Claims Practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include:

•                 misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

•                 failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

•                 failing to adopt and implement reasonable standards for the prompt investigation and settlement of claims arising under its policies;

•                 failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

•                 attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

•                 attempting to settle claims on the basis of an application that was altered without notice to or knowledge or consent of the insured;

•                 compelling insureds to institute suits to recover amounts due under policies by offering substantially less than the amounts ultimately recovered in suits brought by them;

•                 refusing to pay claims without conducting a reasonable investigation;

•                 making claim payments to an insured without indicating the coverage under which each payment is being made;

•                 delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contains substantially the same information;

•                 failing, in the case of claim denials or offers of compromise or settlement, to promptly provide a reasonable and accurate explanation of the basis for such actions; and

•                 not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

Guaranty Fund Assessments

Most, if not all, of the states where we are licensed to transact business require that property and casualty insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by the member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional guaranty association assessments to our insurance subsidiaries at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on their financial positions or results of their operations. As of December 31, 2013, each of our insurance subsidiaries has established accruals for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Creditor-Placed Insurance

The NAIC Creditor-Placed Insurance Model Act (“Creditor-Placed Model Act”) applies to insurance placed in connection with automobile loans and creates a legal framework within which creditor-placed insurance may be written and helps to maintain the separation between creditors and insurers.  It also serves to minimize the possibilities of unfair competitive practices in the sale of creditor-placed insurance. The Creditor-Placed Model Act has only been adopted by a few states, including Arkansas, Michigan, Mississippi, and Tennessee.  There could be an effort, especially from consumer groups, to expand the protections and breadth of the Creditor-Placed Model Act.  The NAIC Property and Casualty Insurance Committee is currently reviewing the Model Act and may make recommendations for changes later in 2014.

Restrictions on Withdrawal, Cancellation, and Nonrenewal

In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing from one or more lines of business written in the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove any proposed plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict the ability of our insurance subsidiaries to exit unprofitable markets.

Required Licensing

Our Texas domiciled insurance subsidiaries operate under licenses issued by the department of insurance in the states in which they sell insurance. Our Delaware insurance subsidiary operates under a license issued by the Delaware Department of Insurance, but in all other state and the District of Columbia writes on a nonadmitted and surplus lines basis. If a regulatory authority denies or delays granting a new license, our ability to offer new insurance products in that market may be substantially impaired. In addition, if the department of insurance in any state in which one of our insurance subsidiaries currently operates suspends, non-renews, or revokes an existing license, we would not be able to offer affected products in the state.

Licensing of Producers and Other Entities

Insurance agencies, producers, third-party administrators, claims adjusters and service contract providers and administrators are subject to licensing requirements and regulation by insurance regulators in various states in which they conduct business. Our agency and services company, T.B.A. Insurance Group, Ltd., engages in certain of these functions and is subject to licensing requirements and regulation by insurance regulators in various states.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners (“NAIC”). The NAIC has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. The Amended Model Act and Regulation (discussed above) is a result of these efforts. Additional requirements are also expected. For example, the NAIC has adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which when adopted by the states, will require insurers to perform an ORSA and, upon request of a state, file an ORSA Summary Report with the state. The ORSA Summary Report will be required in 2015, subject to the various dates of adoption by states, and will describe our process for assessing our own solvency.

On July 21, 2010, the President signed into law the Dodd-Frank Act that established a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office (“FIO”) initially is charged with monitoring all aspects of the insurance industry (other than health insurance, certain long-term care insurance and crop insurance), gathering data, and conducting a study on methods to modernize and improve the insurance regulatory system in the United States.  On December 12, 2013, the FIO issued a report (as required under the Dodd-Frank Act) entitled “How to Modernize and Improve the System of Insurance Regulation in the United States” (the “Report”), which stated that, given the “uneven” progress the states have made with several near-term state reforms, should the states fail to accomplish the necessary modernization reforms in the near term, “Congress should strongly consider direct federal involvement.” The FIO continues to support the current state-based regulatory regime, but will consider federal regulation should the states fail to take steps to greater uniformity (e.g., federal licensing of insurers). The Report also appears to signal greater activity by the federal government in dealing with non-U.S. regulators and regulatory regimes, using the authority expressly given by the Dodd-Frank Act to the U.S.

Department of the Treasury and the United States Trade Representative to negotiate “covered agreements” with foreign authorities. The Report also makes recommendations in the areas of insurance sector solvency and marketplace regulation.

In addition, the Dodd-Frank Act gives the Federal Reserve supervisory authority over a number of financial services companies, including insurance companies, if they are designated by a two-thirds vote of a Financial Stability Oversight Council as “systemically important.” If an insurance company is designated as systemically important, the Federal Reserve’s supervisory authority could include the ability to impose heightened financial regulation upon that insurance company and could impact requirements regarding its capital, liquidity and leverage as well as its business and investment conduct.

The Dodd-Frank Act also incorporates the NRRA, which became effective on July 21, 2011. Among other things, the NRRA establishes national uniform standards on how states may regulate and tax surplus lines insurance and sets national standards concerning the regulation of reinsurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions, and regulators in a ceding insurer’s state of domicile the sole responsibility for regulating the balance sheet credit that the ceding insurer may take for reinsurance recoverables.

Other possible federal regulatory developments include the introduction of legislation in Congress that would repeal the McCarran-Ferguson Act antitrust exemption for the insurance industry. The antitrust exemption allows insurers to compile and share loss data, develop standard policy forms and manuals and predict future loss costs with greater reliability, among other things. The ability of the industry, under the exemption permitted in the McCarran-Ferguson Act, to collect loss cost data and build a credible database as a means of predicting future loss costs is an important part of cost-based pricing. If the ability to collect this data were removed, the predictability of future loss costs and the reliability of pricing could be undermined.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, states have implemented additional regulations to address privacy issues. Certain aspects of these laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the NAIC adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Many states have now adopted similar provisions regarding the safeguarding of policyholder information.

Telephone Sales Regulations

The United States Congress, the Federal Communications Commission and various states have promulgated and enacted rules and laws that govern telephone solicitations. There are numerous state statutes and regulations governing telephone sales activities that do or may apply to our operations, including the operations of our call center insurance agencies. For example, some states place restrictions on the methods and timing of calls and require that certain mandatory disclosures be made during the course of a telephone sales call. Federal and state “Do Not Call” regulations must be followed for us to engage in telephone sales activities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information about our directors and executive officers.

Name	Age	Position
Terry Ledbetter	61	Chairman of the Board of Directors, President and Chief Executive Officer
David Hale	61	Executive Vice President, Chief Operating Officer and Chief Financial Officer
John Pearson	58	Executive Vice President and National Sales Manager
Trace Ledbetter	44	Executive Vice President of Service
David Cleff	47	Executive Vice President of Business Affairs, General Counsel and Secretary
Gene Becker	65	Director
Marsha Cameron	60	Director
David King	55	Director
Fred Reichelt	73	Director

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. In this regard, we believe experience, qualifications or skills in the following areas are the most important: the property and casualty insurance industry; the collateral protection insurance industry; insurance company operations; legal/regulatory matters relating to insurance companies; marketing; direct distribution and technology. We seek to select individuals who possess the personal and professional qualifications necessary for service on our board. Set forth below is biographical information for our directors:

Terry Ledbetter co-founded our business in 1973 and serves as our Chairman, President and Chief Executive Officer. Mr. Ledbetter has been a director since 1973 and has served as President for over 15 years.  He became our Chairman and Chief Executive Officer upon completion of the private placement.  In the early years of the CPI business, Mr. Ledbetter developed many of the innovative features of the product that helped differentiate the Company from our competitors. Throughout the history of the Company, Mr. Ledbetter has been primarily responsible for the regulatory and legislative activity of the Company. Additionally, Mr. Ledbetter has been the principal contact with A.M. Best in establishing and maintaining the Company’s “A” (Excellent) rating. Since 1979, Mr. Ledbetter has been dedicated to enhancing and expanding the program services business. Mr. Ledbetter has established new and maintained existing relationships with prospects, customers, reinsurers and brokers.  Mr. Ledbetter provides ongoing leadership and strategic planning for the Company. Mr. Ledbetter received his B.A. from Southern Methodist University.

Mr. Ledbetter was selected to serve on our board of directors because of his experience in the property and casualty insurance and the collateral protection insurance industries; his knowledge of the legal and regulatory matters affecting our operations; and his long-time executive experience with the Company.

Gene Becker joined our board of directors following completion of the private placement.  Mr. Becker currently is the President of Eugene Becker & Associates, a marketing and consulting company, organized to assist financial services companies in maximizing their fee income through the sale of insurance and membership programs. Mr. Becker founded Eugene Becker & Associates in 2000.  Mr. Becker currently is also an operating partner of Golden Gate Capital and Altamont Capital, each a private equity firm.  Mr. Becker has 25 years of extensive experience and knowledge of the property and casualty and life insurance markets. Mr. Becker received his B.A. from Biscayne College (St. Thomas University), and his M.B.A. from University of Miami.

Mr. Becker was selected to serve on our board of directors because of his extensive experience in the insurance industry and as an insurance company executive.

Marsha Cameron joined our board of directors following completion of the private placement. Ms. Cameron is a partner and co-founder of Paradox Compensation Advisors, an executive compensation advisory company, and the managing partner and founder of Aperture Coaching to Management, a consulting firm providing leadership coaching, strategy facilitation and change management services. Ms. Cameron founded Aperture Coaching in 2004 and co-founded Paradox Compensation Advisors in 2009. Ms. Cameron is a consultant and business owner with more than 30 years of experience in the areas of leadership coaching, executive compensation consulting, performance management and other areas.  Ms. Cameron also serves on a number of non-profit boards. Ms. Cameron received her B.S. from University of California — Riverside and her M.S. from Columbia University. Ms. Cameron also received a graduate level certification in leadership coaching from Georgetown University in 2004.

Ms. Cameron was selected to serve on our board of directors because of her diverse and extensive management experience.

David King joined our board of directors following completion of the private placement.  Mr. King is the Founder and Senior Managing Director of Culpeper Capital Partners LLC, a private firm focused exclusively on investments in the financial services industry. Mr. King founded Culpeper in 2011.  Prior to starting Culpeper Capital, Mr. King was a Senior Managing Director at Irving Place Capital, a middle-market private equity firm focusing on investments in the financial and business services sectors.  Prior to that, he was a Managing Director of McCown De Leeuw & Co., where he worked from 1990 to 2000.  He serves on the boards of a number of private companies in financial services.  From 2007 to June 2014, Mr. King served on the board of Doral Financial. Mr. King received his B.A. from Rice University, his M.S. from Stony Brook University, and his M.B.A. from Stanford University.

Mr. King was selected to serve on our board of directors because of his extensive financial and business knowledge and his experience serving as a public company director.

Fred Reichelt joined our board of directors following completion of the private placement. Mr. Reichelt is also a director of SNIC and has served as a member of its audit committee since 2011.  Mr. Reichelt, a certified public accountant, has extensive experience in the financial services industry.  Mr. Reichelt joined Unitrin in Chicago in 1991 as its Group Executive, and from 1995 to 2008 he served as President and CEO of Fireside Bank, a subsidiary of Unitrin. Mr. Reichelt received his B.S. from the University of Illinois at Urbana-Champaign.

Mr. Reichelt was selected to serve on our board of directors because of his extensive experience in the insurance industry and as an insurance company executive.

Executive Officers

Set forth below is biographical information for our executive officers (except for Mr. Terry Ledbetter, whose biographical information is set forth above):

David Hale joined the Company in 1995 and has served as Executive Vice President and Chief Financial Officer of the Company since 1995, and as Chief Operating Officer since 2013. Mr. Hale provides oversight and direction to the lender services segment, including overall business strategy and profitability, sales and pricing strategies, and services planning and operations. Mr. Hale also acts in a strategic advisory capacity to the program services segment, oversees business development and participates in credit evaluation for potential capacity providers. In addition to directing all of the Company’s financial activities, Mr. Hale leads the corporate functions of IT, Human Resources, and Product Analysis & Quality. Prior to joining the Company, Mr. Hale worked in public accounting for 11 years in the insurance practices at KPMG and PricewaterhouseCoopers, and three years with Bank of America in the insurance commercial lending department. Mr. Hale received his B.B.A. from University of Texas at Arlington.

John Pearson joined the Company in 1996 and has served as Executive Vice President and National Sales Manager since 2005. Mr. Pearson’s responsibilities include directing our sales and marketing efforts for our CPI business. Prior to joining the Company, Mr. Pearson held positions in banking at Manufacturers Hanover Trust in New York and the American Express Company. Mr. Pearson received his B.A. from St. Bonaventure University, and he also holds a master’s degree in Industrial Psychology from Fairleigh Dickinson University.

Trace Ledbetter joined the Company in 1992, was appointed Executive Vice President in 2014 and has served as Senior Vice President of Service since 1997, directing and overseeing the delivery of all services and products for lender services. Mr. Ledbetter’s responsibilities include customer relationship management, underwriting, profitability management, claims, marketing, training, the customer contact center and document processing. Prior to joining the Company, Mr. Ledbetter worked for the brokerage firm of Sedgewick James and obtained a Lloyds broker license. Mr. Ledbetter received a B.A.A. from The American College in London, England. Trace Ledbetter is the nephew of Terry Ledbetter.

David Cleff joined the Company in 2001 as General Counsel and has served as Executive Vice President of Business Affairs and General Counsel since 2012. Mr. Cleff oversees legal, compliance, regulatory and corporate governance issues. Mr. Cleff’s responsibilities include sourcing and developing relationships with potential reinsurers, capacity providers and reinsurance brokers. Prior to joining the Company, Mr. Cleff held senior positions at American Founders Life Insurance Company and DeHayes Consulting Group. Mr. Cleff received his B.A. from the University of California—Santa Barbara and his J.D. degree from the University of Santa Clara School of Law.

Corporate Governance

Composition of the Board of Directors

We have five directors presently serving on our board. All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. We are not currently required to comply with the corporate governance rules of any stock exchange and, as a private company, we are not currently subject to Sarbanes-Oxley. However, upon the effectiveness of the registration statement of which this prospectus is a part, we will become subject to Sarbanes-Oxley. In addition, our common stock has been approved for listing on the NASDAQ Global Select Market, and after our common stock becomes listed on such stock exchange, we will become subject to the rules of such stock exchange.

Director Independence

We have undertaken a review of the composition of our board of directors and considered whether any director has a relationship with us that could compromise that director’s independent judgment in carrying out that director’s responsibilities and all other facts and circumstances that the board of directors deemed relevant in determining their independence. We have affirmatively determined that each of the members of our board of directors, with the exception of Terry Ledbetter, is an independent director under applicable NASDAQ rules.

Committees of the Board of Directors

Our board of directors has established the following committees: Audit Committee; Compensation Committee; and Nominating and Governance Committee. Our board of directors may, from time to time, establish or maintain additional committees as it deems necessary or appropriate.

Audit Committee

The Audit Committee oversees our auditing, accounting, financial reporting, internal audit and internal control functions, appoints our independent public accounting firm and approves its services. One of its functions is to assure that the independent public accountants have the freedom, cooperation and opportunity necessary to accomplish their functions. The Audit Committee also assures that appropriate action is taken on the recommendations of the independent public accountants. The Audit Committee also approves related-party transactions.

The Audit Committee consists of David King (chair), Fred Reichelt and Marsha Cameron. The board has determined that the members of the Audit Committee meet the independence requirements contained in Rule 10A-3(b)(1) of the Exchange Act and applicable NASDAQ rules. In addition, the board of directors has determined that Mr. Reichelt qualifies as an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee reviews and determines the compensation of our named executive officers and reviews and approves employment and severance agreements with our named executive officers. The Compensation Committee also administers the grant of stock options and other awards under our 2014 Stock Incentive Plan and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

The Compensation Committee consists of Marsha Cameron (chair), Fred Reichelt and Gene Becker. The board of directors has determined that the members of the Compensation Committee meet the definition of “independent director” under the Exchange Act and applicable NASDAQ rules.

Nominating and Governance Committee

The Nominating and Corporate Governance Committee identifies and nominates members of the board of directors, develops and recommends to the board of directors a set of corporate governance principles applicable to it, and oversees the evaluation of the board of directors and management.

The Nominating and Governance Committee consists of Gene Becker (chair), David King and Marsha Cameron. The board of directors has determined that the members of the Nominating and Governance Committee meet the definition of “independent director” under the Exchange Act and applicable NASDAQ rules.

Compensation Committee Interlocks and Insider Participation

During 2013, none of our executive officers served as a member of the board of directors or compensation committee, or other board committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Oversight of Risk Management

We are exposed to a number of risks and undertake at least annually an enterprise risk management review to identify and evaluate these risks and to develop plans to manage them effectively. Currently, our chief financial officer is directly responsible for our enterprise risk management function and reports directly to our board of directors. In fulfilling the risk management responsibilities, the chief financial officer works closely with members of senior management, including the general counsel and our internal audit department.

The board of directors plays a key role in the oversight of our enterprise risk management function. In that regard, the chief financial officer meets with the board of directors at each of their regularly scheduled meetings to discuss the risks facing us, highlighting any new risks that may have arisen since they last met.

Code of Business Conduct and Ethics

All directors, officers and employees are expected to act ethically at all times and in accordance with our code of business conduct and ethics. We will make our code of business conduct and ethics available on our website prior to the effectiveness of the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation awarded to, earned by or paid by the Company in 2013 to our chief executive officer and our two other most highly compensated executive officers serving as of December 31, 2013, as well as our former chief operating officer (our “named executive officers”).

Name and Principal Position	Year	Salary($)		Bonus($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation($)(3)	Total($)

Terry Ledbetter President and Chief Executive Officer of Program Services	2013	1,500,000	(4)	5,000,000	—	36,586	6,536,586
Lonnie Ledbetter Chairman of the Board of Directors and Chief Executive Officer of Lender Services(5)	2013	560,000		5,201,955	—	59,671	5,821,625
David Hale Executive Vice President, Chief Operating Officer and Chief Financial Officer	2013	403,670		—	386,494	43,264	833,428
Wyatt Blackburn Former Executive Vice President and Chief Operating Officer(6)	2013	406,431		—	345,881	2,201,993	2,952,483

(1)   Reflects Founder special compensation payments.

(2)   Reflects amounts paid for 2013 performance pursuant to our Executive Incentive Plans.

(3)   Includes the following:  (i) a matching contribution of $15,300 pursuant to the Company’s 401(k) Savings Plan for each named executive officer other than Mr. Blackburn; (ii) the value attributable to personal use and maintenance of company-provided automobiles as follows:  Mr. Terry Ledbetter, $5,584; Mr. Lonnie Ledbetter, $27,506; Mr. Hale, $22,498; and Mr. Blackburn, $17,544; and (iii) premiums paid for medical, life and disability insurance coverage as follows:  Mr. Terry Ledbetter, $15,702; Mr. Lonnie Ledbetter, $16,864; Mr. Hale, $366; and Mr. Blackburn, $13,961.  For Mr. Hale, also includes a holiday bonus of $5,100.  For Mr. Blackburn, also includes $52,854 attributable to the transfer of title of his company automobile and $2,117,635 to be paid in cash in connection with his termination.

(4)   Upon the completion of the private placement, Mr. Terry Ledbetter’s salary was reduced to $975,000.

(5)   Upon the completion of the private placement, Mr. Lonnie Ledbetter retired as a director and officer of the Company.  See “Certain Relationships and Related Transactions—Redemption of Stock Interests”.

(6)   Mr. Blackburn’s employment terminated effective November 22, 2013.

Executive Incentive Plans

The Company has implemented short-term and long-term incentive plans for certain of its executives.  The short-term incentive plans seek to focus executives on meeting key annual financial and other business objectives and reward success, while the long-term plan seeks to attract and retain executive talent, align the interests of key executives with those of our shareholders and promote multi-year growth objectives.

2013 Performance Goals.  Effective January 1, 2013, the Company implemented short-term incentive awards for Mr. Hale and Mr. Blackburn based on 2013 performance.  The 2013 performance goals under the short-term award for Mr. Hale and Mr. Blackburn included underwriting margins objectives at both the corporate and business unit levels.  In each instance, a threshold, at-plan and exceeding plan performance objective was established, together with corresponding payout amounts.  The 2013 performance measures also included management by objectives (“MBOs”).  Mr. Hale’s MBOs included objectives related to budgets, system implementations and accounting controls.  Mr. Blackburn’s MBOs included development of new business and reinsurer relationships.  The amounts reflected in the column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above were earned and paid to these executives pursuant to these short-term awards based on 2013 performance.

2014 Performance Goals.  Effective January 1, 2014, the Company implemented short-term incentive awards for Mr. Terry Ledbetter and Mr. Hale based on 2014 performance.  The 2014 performance goals under the short-term award for Mr. Ledbetter are based on underwriting margins objectives at the corporate level, while Mr. Hale’s are based on underwriting margins objectives at both the corporate and business unit levels.  Mr. Hale’s 2014 performance measures also include MBOs related to budgets, system implementations, underwriting controls and strategic planning. In each instance, a threshold, at-plan and exceeding plan performance objective is established, together with corresponding payout amounts.  Mr. Ledbetter’s target bonus is $1,500,000, and the maximum payable is $3,000,000. Mr. Hale’s target bonus is $330,000, and the maximum payable is $660,000.

2013-2015 Performance Goals.  Effective January 1, 2013, the Company implemented long-term incentive awards for Mr. Hale and Mr. Blackburn based on cumulative corporate underwriting margin (“CCUM”) objectives for the period from January 1, 2013 through December 31, 2015.  Each long-term award reflects a threshold and a maximum performance objective, together with corresponding payout amounts.  In Mr. Hale’s case, no bonus will be paid if the CCUM for 2013-15 is less than $80 million.  He will receive a bonus of $150,000 to $750,000 if the CCUM exceeds $80 million. The maximum bonus payable is $750,000 if the CCUM for 2013 to 2015 equals or exceeds $110 million. Following his termination of employment, Mr. Blackburn is no longer eligible to earn any amounts under the long-term award.

Special Bonuses

In connection with the private placement, the Company entered into bonus agreements with Messrs. Pearson, Hale and Cleff under which they can receive bonuses totaling up to $1,500,000, $1,250,000 and $500,000, respectively, in connection with their efforts in preparing the Company for transitioning from a privately held company to a publicly traded company.  The bonus payments to Mr. Pearson are payable as follows: (i) $1,000,000 was paid following the completion of the private placement; (ii) $250,000 was paid following the initial filing of the shelf registration statement for the Company’s stock; and (iii) $250,000 will be paid following the date on which the shelf registration is declared effective by the SEC.  The bonus payments to Mr. Hale are payable as follows: (i) $750,000 was paid following the completion of the private placement; (ii) $250,000 was paid following the initial filing of the shelf registration statement for the Company’s stock; and (iii) $250,000 will be paid following the date on which the shelf registration is declared effective by the SEC. The bonus payments to Mr. Cleff are payable as follows: (i) $300,000 was paid following the completion of the private placement; (ii) $100,000 was paid following the initial filing of the shelf registration statement for the Company’s stock; and (iii) $100,000 will be paid following the date on which the shelf registration is declared effective by the SEC.

Severance Agreements

The Company is party to severance agreements with Terry Ledbetter, David Hale, John Pearson, David Cleff, Trace Ledbetter and Luke Ledbetter.

The severance agreement with Terry Ledbetter provides that in the event he is terminated without “cause” or resigns for “good reason,” he will be entitled to a lump sum severance benefit equal to three times the sum of his base salary at the time of termination and his target bonus for the year of termination. However, if any portion of the severance payment would cause Terry Ledbetter to be the recipient of an “excess parachute payment” within the meaning of Section 280G(b) of the Internal Revenue Code, the amount of his severance benefit shall be reduced so that the maximum amount of the parachute payments (after reduction) shall be one dollar less than the amount that would cause him to be the recipient of an excess parachute payment.  Under the severance agreement, Terry Ledbetter agrees not to engage in certain activities (noncompetition, nonsolicitation, etc.) for two years following termination of employment.

The other severance agreements are similar to Terry Ledbetter’s except that the employee’s severance benefit is equal to one times his base salary at the time of termination.  However, a larger benefit equal to 1.75 times base salary (2½ times base salary in the case of Messrs. Hale, Pearson and Cleff) is provided in the case of termination during the two-year period immediately following either: (i) June 25, 2014, the date of the completion of the private placement; or (ii) any subsequent “change of control” of the Company, which is defined to have the same meaning as set forth in our 2014 Long-Term Incentive Plan.

Except in the case of Terry Ledbetter, no severance benefit will be paid under any of these severance agreements if the employee’s termination of employment occurs after June 25, 2021.

Director Compensation

We pay our non-employee directors annual compensation of $80,000, consisting of $50,000 in cash and $30,000 in shares of our restricted stock. We made an initial grant of $30,000 in shares of our restricted stock to each of our non-employee directors when they became directors following the completion of the private placement. In addition, we also pay the chairman of our audit committee an additional fee of $10,000 and the chairman of our compensation committee an additional fee of $5,000. Fred Reichelt, who became a director of State National upon the completion of the private placement, was paid $50,000 for serving on the boards of directors and audit committees of our insurance subsidiaries during 2013. Following the completion of the private placement, Mr. Reichelt continues to serve on the boards and audit committees of our insurance subsidiaries, but he no longer receives compensation for such services. Directors who are also our full-time employees will not receive additional compensation for their service as directors.

2014 Long-Term Incentive Plan

Our board of directors has adopted, and our shareholders have approved, the State National Companies, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan”). The following description of the 2014 Plan is qualified in its entirety by the full text of the 2014 Plan.

Purpose of the Plan.  The purpose of the 2014 Plan is to attract, retain and motivate participating employees and to attract and retain well-qualified individuals to serve as members of the board of directors, through the use of incentives based upon the value of our common stock. Awards under the 2014 Plan will be determined by the compensation committee of the board of directors, and may be made to our or our subsidiaries’ and affiliates’ employees and non-employee directors.

Administration of the Plan.  The 2014 Plan is administered by the compensation committee of the board of directors. Each member of the compensation committee must be a non-employee director, as defined by Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Subject to the provisions of the 2014 Plan, the compensation committee has authority to select employees and non-employee directors to receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions and provisions of such awards, to determine the number and value of qualified performance-based awards and to cancel or suspend awards.

The compensation committee is authorized to interpret the 2014 Plan, to establish, amend and rescind any rules and regulations relating to the 2014 Plan, to determine the terms and provisions of any award agreements and to make all other determinations that may be necessary or advisable for the administration of the 2014 Plan.

Eligibility Under the Plan.  The compensation committee will determine the employees and non-employee directors who receive future awards under the 2014 Plan.

Duration of Plan.  The 2014 Plan has a term of ten years following its approval by our board of directors on June 16, 2014.

Types of Awards.  Awards under the 2014 Plan may be in the form of stock options (including incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-statutory stock options), restricted stock, restricted stock units, stock appreciation rights and performance units.

Authorized Shares Available for Awards Under the 2014 Plan.  The 2014 Plan authorizes awards of up to 4,420,000 shares of our common stock. In addition, if any award under the 2014 Plan otherwise distributable in shares of common stock expires, terminates or is forfeited or canceled, or settled in cash pursuant to the terms of the 2014 Plan, such shares will again be available for award under the 2014 Plan.  The aggregate amount of awards to a single participant in any calendar year cannot exceed 2,000,000 shares (if the award is denominated in Company shares), or $7,000,000 (if the award is denominated in other than Company shares).  The maximum aggregate amount that may be paid to any participant for a calendar year with respect to dividends or dividend equivalents under the 2014 Plan is $100,000, determined as of the dividend record dates.

Non-employee directors may only be awarded non-statutory stock options, stock appreciation rights and restricted stock.  The maximum aggregate award date fair market value of awards to any non-employee director in any calendar year may not exceed $100,000.

If there is a change in our outstanding common stock by reason of a stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, extraordinary dividend, exchange of shares or other change affecting the outstanding shares of common stock as a class without the receipt of consideration, the aggregate number of shares with respect to which awards may be made under the 2014 Plan, the terms and number of shares outstanding under any award, the exercise price of a stock option or the base price of a stock appreciation right, and the share limitations set forth above shall be appropriately adjusted by the compensation committee. The compensation committee shall also make appropriate adjustments as described in the event of any distribution of assets to shareholders other than a normal cash dividend. The committee may also, in its sole discretion, make appropriate adjustment as to the kind of shares or other securities deliverable with respect to outstanding awards under the 2014 Plan.

Stock Options.  The 2014 Plan authorizes the award of both non-qualified stock options and incentive stock options. Only our employees are eligible to receive awards of incentive stock options. Incentive stock options may be awarded under the 2014 Plan with an exercise price not less than 100% of the fair market value of our common stock on the date of the award (110% in the case of a 10% shareholder). The aggregate value (determined at the time of the award) of the common stock with respect to which incentive stock options are exercisable for the first time by any employee during any calendar year may not exceed $100,000. The term of incentive stock options cannot exceed ten years (five years in the case of a 10% shareholder).

Non-qualified options may be awarded under the 2014 Plan with an exercise price of no less than the fair market value of our common stock on the date of the award.

An optionee may pay the exercise price for options in cash, by actual or constructive delivery of stock certificates for previously-owned shares of our stock, and by means of a cashless exercise arrangement with a qualifying broker-dealer. The 2014 Plan permits us to sell or withhold a sufficient number of shares to cover the amount of taxes required to be withheld upon exercise of an option.

The 2014 Plan permits recipients of non-qualified stock options (including non-employee directors) to transfer their vested options by gift to family members (or trusts or partnerships of family members). After transfer of an option, the optionee will remain responsible for taxes payable upon the exercise of the option, and we retain the right to claim a deduction for compensation upon the exercise of the option.

Upon completion of the private placement, we made grants of non-qualified stock options to our executive officers and certain employees to purchase an aggregate of 2,783,873 shares of our common stock.  The following table sets forth certain information regarding these stock option grants to our executive officers:

Name	Title	Options
Terry Ledbetter	Chairman of the Board of Directors, President and Chief Executive Officer	1,473,333 shares
David Hale	Executive Vice President, Chief Operating Officer and Chief Financial Officer	427,350 shares
John Pearson	Executive Vice President and National Sales Manager	28,490 shares
Trace Ledbetter	Executive Vice President of Service	284,900 shares
David Cleff	Executive Vice President of Business Affairs, General Counsel and Secretary	284,900 shares
Luke Ledbetter	Vice President of Business Development and Associate General Counsel	284,900 shares

Each option described above has a 10-year term, an exercise price equal to $10.00, the purchase price of our common stock in the private placement, and is be subject to pro rata vesting over a three-year period, subject to full and immediate vesting upon termination of service on account of death or disability.  Upon a recipient’s termination of service on account of resignation, his vested options will remain exercisable for one year following such resignation (two years in the case of Terry Ledbetter) or, if earlier, the expiration of the option.  Upon a recipient’s termination of service on account of death or disability, his vested options will remain exercisable for one year following such death or disability (four years in the case of Terry Ledbetter) or, if earlier, the expiration of the option. Upon a recipient’s termination of service for any other reason, his vested options will remain exercisable for two years (four years in the case of Terry Ledbetter) or, if earlier, the expiration of the option.

Restricted Stock.  The 2014 Plan authorizes the compensation committee to grant to employees and non-employee directors shares of restricted stock. A grantee will become the holder of shares of restricted stock free of all restrictions if he or she completes a required period of employment or service following the award and satisfies any other conditions. The grantee will have the right to vote the shares of restricted stock and, to the extent determined by the committee, the right to receive dividends on the shares. The grantee may not sell or otherwise dispose of restricted stock until the conditions imposed by the committee have been satisfied.

In addition to the grants of non-qualified stock options covering 2,783,873 shares, upon completion of the private placement we made grants of restricted stock to our non-employee directors in the following amounts:

Name	Shares of Restricted Stock
Gene Becker	3,000 shares
Marsha Cameron	3,000 shares
David King	3,000 shares
Fred Reichelt	3,000 shares

Each award to a non-employee director described above will vest 100% one year after grant or upon termination of service on account of death or disability, if earlier.

Restricted Stock Units.  The 2014 Plan authorizes the compensation committee to award to participants the right to receive shares of our stock in the future. These awards may be contingent on completing a required period of employment or service following the award or on our future performance. The committee may provide in the applicable award agreement whether a participant holding a restricted stock unit shall receive dividend equivalents, either currently or on a deferred basis.

Stock Appreciation Rights.  The 2014 Plan authorizes the compensation committee to grant to employees and non-employee directors stock appreciation rights.  A stock appreciation right is the right to receive an amount equal to the difference between the fair market value of the number of shares referenced in the stock appreciation right at the time of exercise and the base price at the time of grant, which cannot be less than the fair market value of the common stock at the time of grant.

Performance Units.  The 2014 Plan authorizes the compensation committee to grant to employees and non-employee directors performance units.  Each performance unit shall have an initial notional value equal to a dollar amount determined.  Payments with respect to performance units are made in cash, in shares of Company stock, or a combination of the two, as determined by the compensation committee.

Each performance unit provides the grantee with the right to receive an amount based on the value of the performance unit, which is determined by the compensation committee, if performance goals established by the compensation committee are met.  Performance units are based on the fair market value of our common stock or such other measurement base as the compensation committee deems appropriate.  The compensation committee determines the number of performance units that will be granted, the requirements applicable to these units, the period during which performance will be measured (subject to certain vesting restrictions described below), the performance goals applicable to the performance units, and such other conditions as the compensation committee deems appropriate.  The applicable performance goals may be related to the financial performance of the Company or its operating units, the performance of its common stock, the grantee’s performance, or such other criteria as the compensation committee deems appropriate.  At the end of the performance period, the compensation committee determines the extent to which the performance units and the amount, if any, to be paid with respect to such performance units.  Payments with respect to performance units are made in cash, in shares of Company common stock, or a combination of the two, as determined by the compensation committee.

Qualified Performance-Based Awards.  The 2014 Plan authorizes the compensation committee to award restricted stock and restricted stock units as qualified performance-based awards. No later than 90 days following the commencement of any fiscal year or other designated period of service, the committee shall (a) designate in writing one or more participants, (b) select the performance criteria applicable to the performance period, (c) establish the performance goals, and amounts of such awards, as applicable, which may be earned for such performance period, and (d) specify the relationship between performance criteria and the performance goals and the amounts of such awards to be earned by each participant for such performance period. Following the completion of each performance period, the committee shall certify in writing whether the applicable performance goals have been achieved. No award or portion thereof that is subject to the satisfaction of any condition shall be earned or vested until the committee certifies in writing that the conditions to which the earning or vesting of such award is subject have been achieved. The committee may not increase during a year the amount of a qualified performance-based award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the award agreement.

Termination of Service Events.  The committee may specify in each award agreement the impact of termination of service of a participant upon outstanding awards under the 2014 Plan. Unless provided otherwise in the award agreement, the following provisions shall apply. Upon a participant’s termination of service following death or disability, all outstanding awards become fully vested. A participant’s non-qualified options and stock appreciation rights remain exercisable following his death or disability for period of one year (or, if earlier, until the expiration of the award). Upon termination of a participant’s service for cause (as defined in the 2014 Plan), all outstanding awards held by the participant are immediately forfeited.  Upon termination of a participant’s service on account of resignation, all outstanding options and stock appreciation rights are exercisable for one year following such resignation or, if earlier, the expiration of the award.  Upon termination of a participant’s service for any other reason, all outstanding options and stock appreciation rights remain exercisable for two years following the termination or if earlier, until the expiration of the award.

If an option or stock appreciation right will expire as a result of a participant’s termination of service, and the participant is prohibited at that time from exercising the option or right under federal securities laws, the expiration date of the option or right is automatically extended for a period ending 30 days following the date that it first becomes exercisable (but not beyond the original expiration date of the award).

Unless provided otherwise in the award agreement, upon a participant’s termination of service, all shares of restricted stock held by the participant that are not vested shall be forfeited, except in the case of termination on account of death or disability, in which case all shares of restricted stock held by the participant shall become fully vested.

Change of Control Events.  In the event of a change of control, as defined in the 2014 Plan, each outstanding award under the 2014 Plan will become fully exercisable and vested unless the acquiring company assumes the award or substitutes another award. A “change of control” generally means (i) any other person or entity acquires ownership of 30% or more of the combined voting power of our voting securities or 90% or more of our operating assets; (ii) the completion of certain corporate transactions including a reorganization, merger, consolidation or similar transaction; or (iii) a change in the majority of members of our board of directors not approved by at least two-thirds of the incumbent directors.  A “change of control” will not be deemed to have occurred by virtue of (x) the acquisition of our securities by one or more of our benefit plans and/or members of the Ledbetter group, or (y) the change in the majority of members of our board of directors resulting from the Special Election Meeting.  See “Description of the Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Organizational Documents and Delaware Law—Special Meetings of Shareholders.”  The compensation committee may, in connection with a change of control: (i) arrange for the cancellation of outstanding awards in consideration of a payment in cash, property, or both, with an aggregate value equal to each award; (ii) substitute other securities of the company or another entity in exchange for our shares underlying outstanding awards; (iii) arrange for the assumption of outstanding awards by another entity or the replacement of awards with other awards for securities of another entity; and (iv) after providing notice to participants and an opportunity to exercise outstanding options and rights, provide that all unexercised options and rights will be cancelled upon the date of the change of control or such other date as specified by it.

Clawback or Recovery of Awards. All awards granted under the 2014 Plan are subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of October 1, 2014 for:

•                 each of our directors and executive officers;

•                 all directors and executive officers as a group;

•                 each security holder known by us to be the beneficial owner of more than 5% of the Company’s outstanding securities; and

•                 the selling shareholders.

Except as otherwise noted below, the address of each executive officer, director and greater than 5% shareholder listed on the table below is c/o State National Companies, Inc., 1900 L. Don Dodson Drive, Bedford, Texas 76021. For purposes of the table below, derivative securities that are currently exercisable or exercisable into common stock within 60 days of the date of this prospectus are deemed beneficially owned by the person holding the derivative securities for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  Except as indicated by the footnotes below, we believe, based on the information furnished to us, that all of the persons and entities named in the tables below have sole voting and dispositive power over the shares of common stock listed or share voting and dispositive power with his or her spouse. We have based our calculations of the percentage of beneficial ownership on 44,247,102 shares of common stock outstanding on October 1, 2014.

	Beneficial ownership prior to offering		Shares offered pursuant to this prospectus (maximum	Beneficial ownership after offering if all shares are sold
		Percentage	number that		Percentage
Name of Beneficial Owner	Shares	of class	may be sold)	Shares	of class

Executive Officers and Directors
Terry Ledbetter(1)	11,963,166	27.0%	100	11,963,066	27.0%
David Hale	100	*	100	—	—
John Pearson	100	*	100	—	—
Trace Ledbetter(2)	2,133,100	4.8%	100	2,133,000	4.8%
David Cleff	100	*	100	—	—
Gene Becker(3)	30,000	*	27,000	3,000	*
Marsha Cameron(3)	4,000	*	1,000	3,000	*
David King(3)	3,000	*	—	3,000	*
Fred Reichelt(3)	7,000	*	4,000	3,000	*
All executive officers and directors as a group (9 persons)	13,539,222	30.6%	32,500	13,506,722	30.5%

Greater than 5% Shareholders:
Centerbridge Partners, L.P.(4)	3,920,000	8.9%	3,920,000	—	—
Fortress Investment Group LLC(5)	3,500,000	7.9%	3,500,000	—	—
Indaba Capital Management, L.P. (6)	2,800,000	6.3%	2,800,000	—	—
Bradford Luke Ledbetter(7)	2,756,558	6.2%	—	2,756,558	6.2%
Terry L. Ledbetter, Jr.(8)	2,461,582	5.6%	—	2,461,582	5.6%

Other Selling Shareholders
Edgewater Funds(9)	2,000,000	4.5%	2,000,000	—	—
Kensico Capital Management Corp.(10)	2,000,000	4.5%	2,000,000	—	—
Moore Capital Advisors, LLC(11)	1,750,000	4.0%	1,750,000	—	—
Philip J. Hempleman(12)	1,475,000	3.3%	1,475,000	—	—
BHR Capital LLC(13)	1,400,000	3.2%	1,400,000	—	—
Newtyn Management(14)	1,250,000	2.8%	1,250,000	—	—

	Beneficial ownership prior to offering		Shares offered pursuant to this prospectus (maximum	Beneficial ownership after offering if all shares are sold
		Percentage	number that		Percentage
Name of Beneficial Owner	Shares	of class	may be sold)	Shares	of class
Mangrove Partners(15)	1,200,500	2.7%	1,200,500	—	—
AmTrust Financial Services, Inc.(16)	1,200,000	2.7%	1,200,000	—	—
Park West Asset Management LLC(17)	1,011,752	2.3%	1,011,752	—	—
Napier Park Global Capital(18)	600,000	1.4%	600,000	—	—
FJ Capital Management LLC(19)	550,000	1.2%	550,000	—	—
Sandler O’Neill Asset Management(20)	550,000	1.2%	550,000	—	—
Calm Waters Partnership(21)	500,000	1.1%	500,000	—	—
National General Holdings Corp.(22)	500,000	1.1%	500,000	—	—
Maiden Holdings, Ltd.	500,000	1.1%	500,000	—	—
Franklin Mutual Financial Services Fund(23)	350,000	*	350,000	—	—
State of Wisconsin Investment Board(24)	350,000	*	350,000	—	—
Capital Ventures International(25)	300,000	*	300,000	—	—
683 Capital Partners LP(26)	300,000	*	300,000	—	—
Stieven Capital(27)	300,000	*	300,000	—	—
Siget NY Partners LP(28)	250,000	*	250,000	—	—
Hunter Global Investors L.P.(29)	240,000	*	240,000	—	—
David W. and Barbara M. Zalaznickas	200,000	*	200,000	—	—
Phoenix Investment Advisers(30)	175,000	*	175,000	—	—
Clough Capital Partners, LP(31)	150,000	*	150,000	—	—
BMO Small Cap Value Fund(32)	100,000	*	100,000	—	—
First Republic Investment Management(33)	100,000	*	100,000	—	—
Selz Family 2011 Trust(34)	100,000	*	100,000	—	—
Raptor Capital Management L.P.(35)	75,000	*	75,000	—	—
Skylands Capital, LLC(36)	75,000	*	75,000	—	—
J. Steven Emerson(37)	69,000	*	69,000	—	—
Duke Buchan(29)	60,000	*	60,000	—	—
Blue Lion Master Fund, L.P.(38)	50,000	*	50,000	—	—
Column Park Asset Management, LP(39)	50,000	*	50,000	—	—
Harvest 2004 LLC(40)	35,000	*	35,000	—	—
Reiss Capital Management LLC(41)	35,000	*	35,000	—	—
Other Selling Shareholders (as a group) (42)	258,748	*	258,748	—	—

*	Less than one percent

(1)

Represents shares held by trusts for which Terry Ledbetter is the grantor. Mr. Ledbetter does not hold voting or dispositive power over the shares held by such trusts, except with respect to 5,495,462 shares held by The Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust, dated April 10, 2000, as amended (the “2000 Trust”). Mr. Ledbetter is co-trustee of the 2000 Trust with Reta Laurie Ledbetter and, accordingly, shares voting and dispositive power with respect to the shares held by the 2000 Trust.

(2)

Includes shares held by the following trusts for which Trace Ledbetter serves as sole trustee: (i) 220,884 shares held by the Lonnie K. Ledbetter III 2006 Grantor Trust; (ii) 441,768 shares held by the Kendall Kaye Ledbetter 2010 Grantor Exempt Trust; (iii) 220,884 shares held by the Lonnie K. Ledbetter III 2010 Grantor Exempt Trust; and (iv) 601,344 shares held by the Terry Lee Ledbetter, Jr. 1999 Grantor Trust. Trace Ledbetter has sole voting and dispositive power over the shares held by such trusts.

(3)

Includes 3,000 shares of restricted stock issued upon the completion of the private placement that are subject to a one year vesting period. During the restricted period the shareholder has voting power, but not dispositive power, with respect to such 3,000 shares.

(4)

Represents: (i) 1,009,042 shares held by Centerbridge Credit Partners L.P.; (ii) 1,887,908 shares held by Centerbridge Credit Partners Master, L.P.; and (iii) 1,023,050 shares held by Centerbridge Special Credit Partners II, L.P. We have been advised by the selling shareholder that Jeffrey H. Aronson and Mark T. Gallogly share voting and dispositive power over such shares. Each of Mr. Aronson and Mr. Gallogly disclaims beneficial ownership of the shares held by the Centerbridge funds. The address of Centerbridge Partners, L.P. is 375 Park Avenue, 12th Floor, New York, New York 10152.

(5)

Represents shares held by CF SNC Investors LP. We have been advised by the selling shareholder that: (1) CF SNC Investors LP is controlled by its general partner, CF SNC GP LLC, a wholly-owned subsidiary of funds managed by affiliates of Fortress Investment Group LLC; (2) FIG LLC, an SEC-registered investment advisor, holds a 100% interest in the investment advisors of the respective funds; (3) Fortress Operating Entity I LP (“FOE I”) is the sole managing member of FIG LLC; and (4) FIG Corp. is the general partner of FOE I and is wholly-owned by Fortress Investment Group LLC. The address of Fortress Investment Group LLC is 1345 Avenue of the Americas, New York, New York 10105.

(6)

Represents shares held by Indaba Capital Fund, L.P. We have been advised by the selling shareholder that Derek. C. Schrier has sole voting and dispositive power over the shares held by the selling shareholder. The address of Indaba Capital Management, L.P. is One Letterman Drive, Building D, Suite DM 700, San Francisco, California 94129.

(7)

Includes shares held by the following trusts for which Bradford Luke Ledbetter serves as sole trustee: (i) 986,794 shares held by the Bradford Luke Ledbetter 2006 Grantor Trust; (ii) 910,432 shares held by the Bradford Luke Ledbetter 2010 Grantor Trust; and (iii) 859,332 shares held by The Ledbetter Family and Charitable Irrevocable 2012 Trust. Bradford Luke Ledbetter has sole voting and dispositive power over the shares held by such trusts.

(8)

Includes shares held by the following trusts for which Terry L. Ledbetter, Jr. serves as sole trustee: (i) 996,540 shares held by the Terry Lee Ledbetter, Jr. 2006 Grantor Trust; (ii) 605,710 shares held by the Terry Lee Ledbetter, Jr. 2010 Grantor Trust; and (iii) 859,332 shares held by The Ledbetter Descendants Irrevocable 2012 Trust. Terry L. Ledbetter, Jr. has sole voting and dispositive power over the shares held by such trusts.

(9)

Represents shares held by EGCP III State National Holdings, LLC. We have been advised by the selling shareholder that voting and dispositive power is held by James Gordon, Greg Jones, Dave Tolmie and Jeff Frient.

(10)

Represents: (i) 545,500 shares held by Kensico Offshore Fund Master, Ltd; (ii) 306,200 shares held by Kensico Offshore Fund II Master, Ltd.; (iii) 712,800 shares held by Kensico Associates, L.P.; and (iv) 435,500 shares held by Kensico Partners, L.P. We have been advised by the selling shareholder that Michael Lowenstein and Thomas J. Coleman have voting and dispositive power over the shares held by the Kensico funds.

(11)

Represents: (i) 750,000 shares held by MMF Moore Lt Investments, LP; and (ii) 1,000,000 shares held by Co Moore, LP. We have been advised by the selling shareholder that Louis M. Bacon has sole voting and dispositive power over the shares held by the selling shareholders.

(12)

Represents: (i) 375,000 shares held by Philip J. Hempleman; (ii) 533,300 shares held by Ardsley Partners Fund II, L.P.; (iii) 466,700 shares held by Ardsley Partners Institutional Fund, L.P.; (iv) 60,000 shares held by the Phil Hempleman 2013 CLAT; (v) 30,000 shares held by the Carter G. Hempleman Trust; and (vi) 60,000 shares held by the Hempleman 2012 Family Trust. We have been advised by the selling shareholder that Philip J. Hempleman has voting and dispositive power over all such shares.

(13)

Represents: (i) 1,092,000 shares held by BHR Master Fund Ltd.; and (ii) 308,000 shares held by BHR OC Master Fund Ltd. We have been advised by the selling shareholder that Michael Thompson has voting and dispositive power over the shares held by the BHR funds.

(14)	Represents shares held by Newtyn Partners, LP and Newtyn TE Partners, LP. We have been advised by the selling shareholder that Noah Levy and Eugene Dozortsev have voting and dispositive power over the shares held by the selling shareholders.

(15)

Represents shares held by The Mangrove Partners Master Fund, Ltd. We have been advised by the selling shareholder that Nathaniel August, through his control of the investment manager of the selling shareholder, has voting and dispositive power over the shares held by the selling shareholder.

(16)	Represents shares held by AmTrust International Insurance, Ltd., a wholly-owned subsidiary of AmTrust Financial Services, Inc.

(17)

Represents: (i) 868,268 shares held by Park West Investors Master Fund, Limited; and (ii) 143,484 shares held by Park West Partners International, Limited. We have been advised by the selling shareholder that Peter S. Park has voting and dispositive power over the shares held by the Park West funds.

(18)

Represents shares held by Napier Park Select Master Fund LP. We have been advised by the selling shareholder that Mukesh Patel, Derrick Queen and Rajeev Narang have voting and dispositive power over the shares held by the selling shareholder.

(19)

Represents: (i) 475,000 shares held by Bridge Equities III LLC (“FJ Fund I”); and (ii) 75,000 shares held by FJ Capital Long/Short Equity Fund LLC (“FJ Fund II”). FJ Capital Management LLC is the investment manager for FJ Fund I and FJ Fund II. Martin Friedman is the managing member of FJ Capital Management LLC. We have been advised by the selling shareholder that each of FJ Capital Management LLC and Martin Friedman has voting and dispositive power over shares held by each of FJ Fund I and FJ Fund II.

(20)

Represents: (i) 173,500 shares held by Malta Hedge Fund II, L.P. (“Malta Fund II”); (ii) 102,900 shares held by Malta MLC Fund, L.P. (“Malta MLC”); (iii) 40,100 shares held by Malta Offshore, Ltd. (“Malta Offshore”); (iv) 25,700 shares held by Malta Hedge Fund, L.P. (“Malta Fund”); (v) 29,400 shares held by Malta MLC Offshore, Ltd. (“Malta MLC Offshore”); (vi) 139,900 shares held by Malta Titan Fund, L.P. (“Malta Titan”); and (vii) 38,500 shares held by SOAM Phoenix Partners, L.P. (“SOAM Phoenix”). Sandler O’Neill Asset Management, LLC is the investment manager for Malta Fund II, Malta MLC, Malta Offshore, Malta Fund, Malta MLC Offshore, Malta Titan and SOAM Phoenix. SOAM Holdings, LLC is the general partner of Malta Fund II, Malta MLC, Malta Fund and SOAM Phoenix. Terry Maltese is the managing member of SOAM Holdings, LLC and of Sandler O’Neill Asset Management, LLC. Each of Sandler O’Neill Asset Management, LLC, SOAM Holdings, LLC and Terry Maltese has voting and dispositive power over shares held by each of Malta Fund II, Malta MLC, Malta Fund, Malta Titan and SOAM Phoenix. Each of Sandler O’Neill Asset Management, LLC and Terry Maltese has voting and dispositive power over shares held by Malta Offshore and Malta MLC Offshore.

(21)

We have been advised by the selling shareholder that Richard S. Strong, as managing partner of the selling shareholder, has voting and dispositive power over the shares held by the selling shareholder.

(22)	Represents shares held by Integon National Insurance Company, a wholly-owned subsidiary of National General Holdings Corp.

(23)	Represents shares held by Franklin Mutual Advisers, LLC, a wholly-owned subsidiary of Franklin Resources, Inc.

(24)	We have been advised by the selling shareholder that Joy Mukherjee and Ian Calame have voting and dispositive power over the shares held by the selling shareholder.

(25)

We have been advised by the selling shareholder that Heights Capital Management, Inc., the authorized agent of the selling shareholder, has discretionary authority to vote and dispose of the shares and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc. may also be deemed to have investment discretion and voting power over the shares held by the selling shareholder. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(26)

We have been advised by the selling shareholder that 683 Capital GP, LLC has voting and dispositive power over the shares held by the selling shareholder and that Ari Zweiman, as managing member, controls 683 Capital GP, LLC.

(27)

Represents: (i) 249,840 shares held by Stieven Financial Investors, L.P.; and (ii) 50,160 shares held by Stieven Financial Offshore Investors, Ltd. We have been advised by the selling shareholder that Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson have voting and dispositive power over the shares held by the selling shareholders.

(28)	We have been advised by the selling shareholder that Simon Glick and Seymour Pluchenik have voting and dispositive power over the shares held by the selling shareholder.

(29)

Represents: (i) 240,000 shares held by Hunter Global Investors L.P. (“Hunter Global”); and (ii) 60,000 shares held directly by the selling stockholder. We have been advised by the selling stockholder that Duke Buchan and Hannah Buchan have voting and dispositive power over shares held by the Hunter Global and over shares held directly by the selling stockholder.

(30)

Represents shares held by JLP Credit Opportunity Master Fund Ltd. We have been advised by the selling shareholder that Phoenix Investment Adviser LLC, as investment manager of JLP Credit Opportunity Master Fund Ltd., has voting and dispositive power over the shares held by the selling shareholder, and that Jeffrey Peskind is Managing Member of Phoenix Investment Adviser LLC.

(31)

Represents: (i) 90,300 shares held by Clough Investment Partners I, LP; (ii) 37,400 shares held by Clough Offshore Fund, Ltd.; (iii) 12,400 shares held by Clough Offshore Fund (QP), Ltd.; (iv) 5,400 shares held by Gold Coast Capital Subsidiary IX, Ltd.; and (v) 4,500 share held by Clough Investment Partners II, LP. We have been advised by the selling shareholder that Charles I. Clough, Jr., James E. Canty and Eric A. Brock, through their control of Clough Capital Partners, LP, have voting and dispositive power over the shares.

(32)	We have been advised by the selling shareholder that Matthew Fahey has voting and dispositive power over the shares held by the selling shareholder.

(33)

Represents shares held by Altair Global Credit Opportunities Fund (A), LLC. We have been advised by the selling shareholder that Hezy Shalev has voting power over the shares and that Matthew Barrett, Holly Kim Olson, Brian Berman and Eitan Melamed have dispositive power over the shares held by the selling shareholder.

(34)	We have been advised by the selling shareholder that Bernard Selz has dispositive power and Lisa Selz has voting power over the shares held by the selling shareholder.

(35)

Represents: (i) 66,281 shares held by The Raptor Evolution Fund L.P. (“Raptor Fund”); and (ii) 8,719 shares held by The Raptor Evolution Fund Offshore L.P. (“Raptor Offshore Fund”). We have been advised by the selling shareholder that: (1) Raptor Capital Management L.P. is controlled by its general partner, Raptor Capital Management GP LLC (“Raptor GP LLC”); and (2) James Pallotta is the managing member of Raptor GP LLC. We have been advised by the selling shareholder that each of Raptor Capital Management L.P., Raptor GP LLC and James Pallotta have voting and dispositive power over shares held by each of Raptor Fund and Raptor Offshore Fund.

(36)

Represents: (i) 37,500 shares held by Skylands Special Investment LLC; and (ii) 37,500 shares held by Harbour Holdings Ltd. We have been advised by the selling shareholder that Charles A. Paquelet has voting and dispositive power over the shares held by the selling shareholders.

(37)

Represents: (i) 40,000 shares held by J. Steven Emerson Roth IRA; (ii) 24,000 shares held by JSE IRA R/O II; and (iii) 5,000 shares held by Emerson Partners. We have been advised by the selling shareholder that J. Steven Emerson has voting and dispositive power over the shares held by the selling shareholders.

(38)	We have been advised by the selling shareholder that Charles W. Griege, Jr. has voting and dispositive power over the shares held by the selling shareholder.

(39)	We have been advised by the selling shareholder that Brian Nold, Andrew Brenner, Daniel Shatz and Edward Yu have voting and dispositive power over the shares held by the selling shareholder.

(40)	We have been advised by the selling shareholder that Richard A. Horstmann has voting and dispositive power over the shares held by the selling shareholder.

(41)	We have been advised by the selling shareholder that Richard Reiss has voting and dispositive power over the shares held by the selling shareholder.

(42)	Represents shares held by 399 selling shareholders not listed above who, as a group, own less than 1.0% of our outstanding common stock prior to this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below certain transactions we have entered into with parties that are related to our company.  We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from unrelated parties.  Prior to this offering, as a private company, we did not have separate procedures or criteria for approving related party transactions.  In August 2014, we adopted an Audit Committee Charter pursuant to which all transactions with related parties that would require disclosure under SEC Regulation S-K, Item 404 are to be approved by the Audit Committee.

Redemption of Stock Interests

Prior to the completion of the private placement, Lonnie Ledbetter and Terry Ledbetter (and their respective families), primarily through trusts established by each of them, each held 50% of the economic interest in our common stock. Prior to the completion of the private placement, we entered into a Stock Redemption Agreement with certain of our shareholders pursuant to which, immediately following the completion of the private placement, we used approximately $190.6 million of the net proceeds of the private placement to purchase and redeem 21,030,294 shares from those shareholders.  Following the redemption, certain of the trusts established by Lonnie Ledbetter own a total of approximately 2.7%, and certain trusts established by Terry Ledbetter own a total of approximately 27.1%, of our common stock issued and outstanding, respectively.

Airplane Lease

Prior to the completion of the private placement, we were party to an aircraft lease agreement with Trace Air, Inc., which is owned by Trace Ledbetter and Lonnie Ledbetter, with a term expiring in 2020.  Pursuant to the lease agreement, we leased the aircraft at a rate of $1,800 per hour of use, subject to a minimum monthly lease rate of $36,000.  In addition, we were responsible for operating and maintenance costs associated with the aircraft.  Under this agreement, we made aggregate payments to Trace Air, Inc. of $359,274, $691,883, $686,722 and $728,600 in 2014, 2013, 2012 and 2011, respectively.  This lease agreement was terminated following the completion of the private placement.

Consulting Agreement

In May 2014, we entered into a one-year consulting agreement with Lonnie Ledbetter that became effective upon completion of the private placement, pursuant to which we have agreed to pay Mr. Ledbetter $500,000 in exchange for his agreement to provide consulting services to us for up to 10 hours per week during the term of the agreement.

Tax Indemnification Agreement

Prior to the completion of the private placement, we entered into a tax indemnification agreement with each of our shareholders, who we refer to as our S Corporation Shareholders.  Pursuant to the tax indemnification agreement, we will pay each such S Corporation Shareholder on an after-tax (or grossed-up) basis the amount of additional income taxes plus interest and penalties due as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of our parent company with respect to taxable periods during which it filed as an “S” corporation. The payments we could be required to make will be reduced by certain tax benefits that may be available to the S Corporation Shareholders as a result of such adjustments. Such payments will also include any reasonable out-of-pocket expenses incurred by the S Corporation Shareholder arising out of a claim for such tax liability.

Director Interest in Investment by Fortress

CF SNC Investors LP, an investment fund sponsored by an affiliate of Fortress Investment Group, acquired 3,500,000 shares of our common stock in the private placement, which represents approximately 7.9% of our outstanding common stock.  David King, one of our independent directors, has an indirect minority interest in CF SNC Investors LP.  Mr. King does not control this entity or the voting or disposition of the shares held by this entity.  Culpeper Capital Partners LLC, a firm of which Mr. King is the Founder and Senior Managing Director, is expected to receive certain ongoing fees from CF SNC Investors LP relating to the shares of our common stock purchased by the fund.  These fees are not payable by the Company.

Family Relationships

Trace Ledbetter, son of Lonnie Ledbetter, serves as our Executive Vice President of Service.  Luke Ledbetter, son of Terry Ledbetter, serves as Vice President of Business Development and Associate General Counsel.  Trace Ledbetter received annual salary and bonus of $462,335, $450,013 and $461,457 in 2013, 2012 and 2011, respectively.  Luke Ledbetter received annual salary and bonus of $321,307, $305,842 and $258,515 in 2013, 2012 and 2011, respectively.

Limitations of Liability and Indemnification Matters

Our charter and bylaws limit the liability of our directors to the fullest extent permitted by the DGCL and provide that we will indemnify our officers and directors to the fullest extent permitted by the DGCL.

In addition, we intend to enter into separate indemnification agreements with our directors and executive officers which will require us, among other things, to indemnify each of these individuals against all expenses (including reasonable attorneys’ fees, retainers, court costs, fees of experts and witnesses, travel costs and costs and expenses incurred as a witness), judgments, penalties, fines, and amounts paid in settlement reasonably paid or incurred in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or other proceeding by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at our express written request. The indemnification agreements also require us, if requested, to advance to an indemnified person all costs and expenses eligible for indemnification within 30 days of a request for indemnification, provided that the recipient undertakes to return any such advance if it is ultimately determined that the recipient is not entitled to indemnification for the amounts advanced.

We are not required to provide indemnification under our indemnification agreements for certain matters, including (i) indemnification beyond that permitted by the DGCL, (ii) indemnification in connection with certain proceedings or claims initiated by the person seeking indemnification, (iii) indemnification related to an accounting of profits under Section 16(b) of the Exchange Act, (iv) indemnification for liabilities for which the indemnified person has received payment under any insurance policy as may exist for such person’s benefit, or other indemnity provision, or (v) indemnification where a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

We also maintain director and officer liability insurance.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of (1) 150 million shares of common stock, $0.001 par value per share (which we refer to as “common stock” throughout this prospectus), of which 44,247,102 are issued and outstanding, and (2) 10 million shares of our preferred stock, $0.001 par value per share, of which no shares are issued and outstanding.  There were 398 holders of record of our common stock as of August 11, 2014.

The following is a summary of the material terms of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation (“certificate of incorporation”) and our amended and restated bylaws (“bylaws”).

Common Stock

Voting Power

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders.

The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the voting power of our common stock voted can elect all of the directors then standing for election.

Dividend

Holders of shares of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividends.”

Preemptive or Other Rights

Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Certain Anti-Takeover Effects of Provisions of Our Organizational Documents and Delaware Law

Special Meetings of Shareholders

Our bylaws generally provide that special meetings of our shareholders may be called only by the chairman of the board of directors, the chief executive officer, the president or by a resolution approved by our board of directors. Shareholders are not permitted to call a special meeting or require our board of directors to call a special meeting, except that a special meeting of shareholders (the “Special Election Meeting”) may be called by holders of at least 5% of our outstanding common stock if a registration statement for resale of the common stock sold in the private placement has not become effective and the shares of our common stock have not become listed on a national securities exchange within the later of 270 days after the closing of the private placement or 60 days after the completion of an initial public offering prior to 270 days after the closing of the private placement (the “Trigger Date”), (unless the requirement to have the Special Election Meeting has been waived by holders of two-thirds of the Registrable Shares, as defined in the Registration Rights Agreement).  Such Special Election Meeting may be

called solely for the purposes of: (1) considering and voting upon proposals to remove each of our then-serving directors and (2) electing such number of directors as there are then vacancies on our board of directors (including any vacancies created by the removal of any director at the special meeting). Nominations of individuals for election to our board of directors at the Special Election Meeting may only be made (a) by or at the direction of our board of directors or (b) upon receipt by us of a written notice of any holder or holders of shares of our common stock entitled to cast, or direct the casting of, not less than 20% of all the votes entitled to be cast at the Special Election Meeting, which notice must contain certain information as specified in our bylaws and be delivered to the Secretary of State National not later than the 10th day after the Trigger Date. At the Special Election Meeting, if one is held, Lonnie Ledbetter, Terry Ledbetter and their respective family members and related trusts have each agreed that they will vote or not vote any and all securities of the Company beneficially owned by any of them in the same relative proportions as to which other holders entitled to vote at the Special Election Meeting vote or not vote at such Special Election Meeting, and have agreed not to grant any proxy or other authorization with respect to any securities of the Company beneficially owned by any of them at the Special Election Meeting.

At any special meeting of our shareholders, only such business will be conducted as has been specified in the notice of meeting given by or at the direction of our board of directors or otherwise properly brought before the special meeting by or at the direction of our board of directors.

Ledbetter Family Nominee

At each election of directors of the Company except for the Special Election Meeting and provided that the Ledbetter group (consisting of Lonnie Ledbetter, Terry Ledbetter and their respective family members and entities controlled by them) owns among them at least the Applicable Percentage (defined as the percentage determined by dividing one (1) by the number of directors that will constitute the Board immediately following the subject election) of the outstanding voting capital stock of the Company, Terry Ledbetter, or his designee or estate, shall be entitled to nominate one person as a candidate for election to the Board.

No Cumulative Voting

The DGCL provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before a meeting of shareholders, or to nominate candidates for election as directors at a meeting of shareholders (other than the Special Election Meeting), must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the date of the preceding year’s annual meeting of shareholders. Our bylaws also specify certain requirements as to the form and content of a shareholder’s notice, including the shareholder’s ownership of the Company, synthetic equity transactions engaged in by the shareholder related to the Company, any proxies or voting agreements pursuant to which such shareholder has a right to vote shares of the Company, any stock borrowing agreements entered into by the shareholder related to the Company, any performance-related fees the shareholder is entitled to based on changes in the value of the stock of the Company and any other information that would be required to be made in connection with a solicitation of proxies by such shareholder pursuant to Section 14(a) of the Exchange Act. Our bylaws also require that such shareholder provide information concerning each item of business proposed by the shareholder and individuals nominated for election as a director, as applicable. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

No Shareholder Action by Written Consent

Our organizational documents provide that any action required or permitted to be taken by our shareholders must be taken at an annual or special meeting of shareholders, and may not be effected by written consent in lieu thereof.

Shareholder-Initiated Bylaw Amendments

Our bylaws may be adopted, amended, altered or repealed by shareholders only upon approval of at least a majority of the voting power of all the then outstanding shares of our common stock; provided that, the bylaws relating to the Special Election Meeting of shareholders that may be called by shareholders if a registration statement for resale of the common stock sold in the private placement has not become effective and the shares of our common stock have not become listed on a national securities exchange within 270 days after the closing of the private placement may only be amended by holders of at least two-thirds of the shares of the Registrable Shares (as defined in the Registration Rights Agreement) issued in the private placement.  Additionally, our bylaws may be amended, altered or repealed by the board of directors by a vote of a majority of the total number of directors of State National if there were no vacancies.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are generally available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested shareholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such shareholder became an interested shareholder, unless: (1) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested shareholder) those shares owned (a) by persons who are directors and also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or subsequent to such time, the business combination is approved by the board of directors of such corporation and authorized at a meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested shareholder.

Forum for Adjudication of Disputes.

Our bylaws provide that unless we otherwise consent in writing to the selection of an alternative forum, the sole and exclusive forum for any actions asserting claims brought against or on behalf of the Company, including any derivative action, any action for breach of fiduciary duty owed to the Company or the Company’s shareholders, any action arising under the DGCL, our certificate of incorporation or bylaws, or any action governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. Any purchaser acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision of our bylaws.

Limitation of Liability and Indemnification Matters

As permitted by the DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty as a director, including the duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware law. Delaware law currently does not permit the limitation or elimination of personal liability for (i) any breach of the director’s duty of loyalty to us or our shareholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or (iv) any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law, and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the DGCL, our certificate of incorporation provides that:

•                 we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•                 we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

In addition, we expect to enter into indemnification agreements with each of our executive officers and directors pursuant to which each executive officer and director will be indemnified as described above (or furnished contribution by us if indemnification is unavailable) and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined that such executive officer or director is not entitled to indemnification for such costs and expenses.

Registration Rights

The purchasers of shares of our common stock in the private placement are entitled to the benefits of the Registration Rights Agreement between us and FBR Capital Markets & Co. Under the Registration Rights Agreement, we have agreed, at our expense, to file with the SEC within 90 days following the completion of the private placement a shelf registration statement registering for resale the shares of our common stock sold in in the private placement, which timing may be extended by the affirmative vote of at least 67% of the outstanding Registrable Shares, plus any additional shares of our common stock issued in respect thereof whether by share dividend, share distribution, share split or otherwise. As more fully defined in the Registration Rights Agreement, Registrable Share(s) means the shares of common stock sold in the private placement, until the earliest to occur of (i) the date on which the resale of such share has been registered pursuant to the Securities Act and it has been disposed of in accordance with the Registration Statement, (ii) in the event we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the date on which such shares have been transferred pursuant to Rule 144 (or any similar provision then in effect) or are freely saleable pursuant to Rule 144 without any restriction thereunder as to volume, manner of sale or current public information thereunder, and is listed or included on the New York Stock Exchange or the NASDAQ Global Market, or (iii) the date on which it is sold to the Company. The registration statement of which this prospectus is a part is being filed in accordance with our obligations under the Registration Rights Agreement.

We are required to use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing, but in any event within 270 days after the closing of the private placement, and to maintain its continuous effectiveness under the Securities Act until the earliest of (i) such time as all Registrable Shares covered by the shelf registration statement have been sold in accordance with the intended distribution of such shares, (ii) there are no Registrable Shares outstanding, or (iii) the first anniversary of the completion of the private placement (subject to extension as provided in the Registration Rights Agreement) and the condition that such shares have been transferred to an unrestricted CUSIP, are listed or included on the New York Stock Exchange or the NASDAQ Global Market or alternative market, and can be sold under Rule 144 without limitation as to volume, manner of sale or current public information under Rule 144.

Notwithstanding the foregoing, we are permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of a registration statement filed pursuant to the Registration Rights Agreement, including this prospectus (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•                 the representative of the underwriters of an underwritten offering of primary shares of our common stock by us has advised us that the sale of shares of our common stock under the registration statement would have a material adverse effect on such underwritten offering of primary shares;

•                 a majority of the independent members of our board of directors determines in good faith that (i) the offer or sale of any shares of our common stock under the registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving us; (ii) after the advice of counsel, the sale of the shares covered by the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (iii) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction or information, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction or (z) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the registration statement (or such filings) to become effective or promptly amend or supplement the registration statement, as applicable; or

•                 a majority of the independent members of our board of directors determines in good faith, after the advice of counsel, that we are required by law, rule or regulation, or that it is in our best interests, to supplement the registration statement or file a post-effective amendment to the registration statement in order to incorporate information into the registration statement for the purpose of (i) including in the registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (ii) reflecting in the prospectus included in the registration statement any facts or events arising after the effective date of the registration statement (or of the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (iii) including in the prospectus included in the registration statement any material information with respect to the plan of distribution not disclosed in the registration statement or any material change to such information.

The cumulative blackout periods in any rolling 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and, furthermore, may not exceed 60 days in any rolling 90-day period.

In addition to this limited ability to suspend use of the registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports that will be filed after the effectiveness of our registration statement, we will be required to amend or supplement the registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the registration statement may be suspended until the amendment or supplement, as the case may be, is filed and effective. A holder that sells shares of our common stock pursuant to the registration statement or as a selling shareholder pursuant to an underwritten public offering generally will be required to be named as a selling shareholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of shares of our common stock may be required to deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the registration statement.

Each certificate representing shares of our common stock may contain a legend to the effect that the holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the Registration Rights Agreement. In that regard, each holder will be deemed to have agreed that, upon receipt of notice of occurrence of any event that make a statement in the prospectus which is part of the registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the Registration Rights Agreement, such holder will suspend the sale of shares of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the shares of our common stock may be resumed.

We cannot, without the prior written consent of the holders of a majority of the outstanding Registrable Shares, enter into any agreement with current or prospective holders that would allow them to (i) include their securities in any registration statement filed pursuant to the Registration Rights Agreement, unless such holders reduce the amount of their securities to be included if necessary to allow the inclusion of all of the Registrable Shares of the holders under the Registration Rights Agreement or (ii) have their securities registered on a registration statement that could be declared effective prior to or within 180 days of the effective date of any registration statement filed pursuant to the Registration Rights Agreement.

We have agreed to bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of shares of our common stock. We have agreed to indemnify each selling shareholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling shareholder sells its shares of our common stock pursuant to these registration rights. Each selling shareholder has in turn agreed to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides for us in the registration statement.

In connection with our filing of the shelf registration statement, we have agreed to use our commercially reasonable efforts (including, without limitation, seeking to cure in our listing application any deficiencies cited by the exchange or market) to list our common stock on the NYSE or the NASDAQ Global Market and thereafter maintain the listing on such exchange. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SNC.”

We will also provide, upon request, each holder of Registrable Shares copies of the prospectus that is a part of the registration statement, notify such holder when the registration statement has become effective, and take certain other actions as are required to permit unrestricted resales.

Each selling shareholder named as such in this prospectus may be deemed an “underwriter” as that term is defined in the Securities Act. Underwriters have statutory responsibilities and liabilities in respect of the accuracy of any prospectus used by them.

Generally, the prospectus delivery requirement may be satisfied by disclosing to a selling broker the existence of the requirement to sell the shares of our common stock in accordance with the registration statement covering the shares of our common stock and making arrangements with such broker to deliver a current prospectus in connection with any such sale. Upon receipt of a written request therefor, we will provide a reasonable number of current prospectuses to each investor.

Pursuant to the Registration Rights Agreement, so long as a holder owns Registrable Shares, we will furnish to the holder promptly upon request (1) a written statement by us as to our compliance with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of this registration statement filed by us for an offering of our securities to the general public) and of the Securities Act and the Exchange Act (at any time after we have become subject to the reporting requirements of the Exchange Act), (2) a copy of our most recent annual or quarterly report and (3) such other of our reports and documents, and take such further actions, as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any shares of our common stock without registration.

The preceding summary of certain provisions of the Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of shares of our common stock acquired in this offering as of the date hereof.  This summary deals only with shares of common stock purchased in this offering that are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) by a non-U.S. holder.

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TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS PROSPECTUS WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING BY US OF THE SHARES. SUCH DISCUSSION IS NOT INTENDED OR WRITTEN TO BE LEGAL OR TAX ADVICE TO ANY PERSON AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•                  an individual citizen or resident of the United States;

•                  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We cannot assure you that a change in law will not alter significantly the tax considerations discussed below.

This discussion does not include any description of U.S. state or local taxation or the tax laws of any foreign government and does not address any aspect of U.S. federal taxation other than income taxation (such as U.S. federal estate tax or the Medicare contribution tax on certain net investment income).  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s particular circumstances or that may apply to non-U.S. holders subject to special rules under the U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein), holders liable for the alternative minimum tax, former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, “controlled foreign corporations,” “passive foreign investment companies,” persons that own, or have owned, actually or constructively, more than 5% of our common stock, and holders who acquire our common stock as compensation or otherwise in connection with the performance of services).

No opinion of counsel has been obtained, and we have not sought and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”), regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS SUMMARY AS LEGAL OR TAX ADVICE.

Distributions on Our Common Stock

Distributions with respect to our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will be treated as a tax-free return of capital to the extent of (and will be applied against and reduce, but not below zero) the non-U.S. holder’s adjusted tax basis in the shares of our common stock. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described below under “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

As discussed under “Dividends” above, we intend to commence the payment of a $0.01 per share cash dividend on a quarterly basis to our shareholders of record beginning in the fourth quarter of 2014 based on third quarter earnings.  Dividends (for U.S. federal income tax purposes) paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code.  Any such effectively connected dividends received by a corporation that is a non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under “Information Reporting and Backup Withholding” and “FATCA,” any gain realized by a non-U.S. holder on the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•                  the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States);

•                  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•                  we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise) and a non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the United States) provided such a non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.  However, if we are or become a USRPHC and at the time of the sale, exchange or other taxable disposition of shares of our common stock which gives rise to any realized gain, our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the amount of tax, if any, withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a non-U.S. holder resides or is established pursuant to the provisions of a specific treaty or agreement with such tax authorities.

A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person (as defined under the Code) (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. Prospective investors should consult their own tax advisors regarding the application of these rules to their particular circumstances.

FATCA

Under the Foreign Account Tax Compliance Act (“FACTA”), and U.S. Treasury regulations and administrative guidance thereunder, a 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in FACTA), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in FACTA) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES MAY NOT BE THE SAME FOR ALL POTENTIAL INVESTORS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

SHARES AVAILABLE FOR FUTURE SALE

We have 44,247,102 shares of common stock outstanding, consisting of (1) 31,050,000 shares sold in the private placement; (2) 13,146,602 shares held by our founding shareholders, their families and their related trusts; (3) 12,000 shares of restricted stock issued to our non-employee directors in connection with the completion of the private placement; and (4) 38,500 shares issued to certain of our employees under our 2014 Stock incentive Plan.

In addition, 2,783,873 shares of common stock are issuable upon the exercise of stock options outstanding as of the date of this prospectus and 1,585,627 additional shares of common stock available for future issuance under our 2014 Plan. We are registering up to 30,578,500 shares pursuant to the registration statement, of which this prospectus is a part.

All of the 44,247,102 shares of common stock that are issued and outstanding are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144, which are summarized below. We have filed a registration statement, of which this prospectus is a part, in respect of the 30,578,500 shares being offered by the selling shareholders. These shares may not be sold pursuant to this prospectus until such registration statement is declared effective.

Lock-Up Agreements

We have agreed that for a period beginning on the date of the purchase/placement agreement for the private placement until 180 days after the effective date of the registration statement of which this prospectus is a part, we will not, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•                  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•                  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The prior sentence does not apply to (1) the registration and sale of shares of our common stock under the Registration Rights Agreement; or (2) such issuances of options or grants of restricted shares under the 2014 Long-Term Incentive Plan described in the private placement offering memorandum.

Our shareholders, directors and executive officers, in their capacities as such, have agreed that for a period beginning on the date of the purchase/placement agreement for the private placement until 180 days after the effective date of the registration statement of which this prospectus is a part, none of them will, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•                  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

•                  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our amended and restated charter, our shareholders, directors and executive officers may transfer our securities: (1) pursuant to the exercise and issuance of options, provided that the shares of common stock issued on the exercise of such options shall be subject to the transfer restrictions; (2) as a bona fide gift or gifts, provided that the donee or donees agree to be bound in writing by the same restrictions described above; (3) to any trust for the direct or indirect benefit of the shareholder or the immediate family of the shareholder, provided that the trustee of the trust agrees to be bound in writing by the same restrictions described above; (4) as a distribution to shareholders, partners or members of the shareholder, provided that such shareholders, partners or members agree to be bound in writing by the same restrictions described above; (5) any transfer required by any benefit plan or our amended and restated bylaws; (6) as permitted by participants in our 2014 Stock Incentive Plan in order to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants; (7) as collateral for any loan, provided that the lender agrees in writing to be bound by the same restrictions described above; or (8) with respect to sales of securities acquired after the completion of the private placement.

Notwithstanding the foregoing, if (1) during the last 17 days of the lock-up period described above, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Our shareholders, directors and executive officers, in their capacities as such, have further agreed not to engage in any transaction restricted by the lock-up agreement during the 34-day period beginning on the last day of the initial restricted period unless prior written confirmation is requested of and received from the Company or FBR that the lock-up restrictions have expired; provided, however, that the restrictions in the immediately preceding two sentences shall not apply if the Company remains an “emerging growth company” as defined under the Securities Act.

In addition, upon an initial public offering of shares of our common stock, the holders of shares of our common stock purchased in the private placement who elect, pursuant to the Registration Rights Agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering during such periods as may be reasonably requested by the representatives of the underwriters, if an underwritten offering, or by us in any other registration (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock). Those holders of shares of our common stock purchased in the private placement who do not elect, despite their right to do so under the Registration Rights Agreement, to include their shares of our common stock for resale in the initial public offering may not, subject to certain exceptions, directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of shares of our common stock. Any amendment to or waivers of the “lock-up” periods specified in the Registration Rights Agreement must be approved by and will be applicable only to those holders who provide their written consent to such amendment or waiver.  See “Description of Capital Stock—Registration Rights—Purchasers in the Private Placement.”

Rule 144

Sales by Non-Affiliates.  In general, under Rule 144, a holder of shares of restricted common stock who is not and has not been one of our affiliates at any time during the three months preceding the proposed sale can resell the shares as follows:

•                  If we have been a reporting company under the Exchange Act for at least 90 days immediately before the sale, then:

•                  beginning six months after the shares were acquired from us or any of our affiliates, the holder can resell the shares, subject to the condition that current public information about us must be available (as described below), but without any other restrictions; and

•                  beginning one year after the shares were acquired from us or any of our affiliates, the holder can resell the shares without any restrictions.

•                  If we have not been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then the holder may not resell the shares until at least one year has elapsed since the shares were acquired from us or any of our affiliates, and may resell the shares without restrictions after that time.

Sales by Affiliates. In general, under Rule 144, a holder of shares of restricted common stock who is one of our affiliates at the time of the sale or any time during the three months preceding the sale can resell shares, subject to the restrictions described below.

•                  If we have been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then at least six months must have elapsed since the shares were acquired from us or one of our affiliates; in all other cases, at least one year must have elapsed since the shares were acquired from us or one of our affiliates.

•                  The number of shares sold by such person within any three-month period cannot exceed the greater of:

•                  1% of the total number of shares of our common stock then outstanding (approximately 442,086 shares as of the date of this prospectus); or

•                  the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice on Form 144 with respect to the sale is filed with the SEC (or, if Form 144 is not required to be filed, the four calendar weeks preceding the date the selling broker receives the sell order).

•                  Conditions relating to the manner of sale, notice requirements (filing of Form 144 with the SEC) and the availability of public information about us must also be satisfied.

Current Public Information:  For sales by affiliates and non-affiliates, the satisfaction of the current public information requirement depends on whether we are a public reporting company under the Exchange Act.

•                  If we have been a public reporting company for at least 90 days immediately before the sale, then the current public information requirement is satisfied if we have filed all periodic reports (other than Form 8-K) required to be filed under the Exchange Act during the 12 months immediately before the sale (or such shorter period as we have been required to file those reports).

•                  If we have not been a public reporting company for at least 90 days immediately before the sale, then the requirement is satisfied if specified types of basic information about us (including our business, management and our financial condition and results of operations) are publicly available.

We intend to file a Form S-8 registration statement following the effectiveness of the registration statement of which this prospectus is a part to register shares of common stock issued or issuable under our 2014 Plan. These shares will be available-for-sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

PLAN OF DISTRIBUTION

General

We are registering the shares of common stock covered by this prospectus to permit the selling shareholders to conduct public secondary trading of these shares from time to time after the date of this prospectus.  We will not receive any of the proceeds of the sale of the shares offered by this prospectus.  The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions.  Each selling shareholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices. The prices at which the selling shareholders may sell the shares of common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.  The selling shareholders may use any one or more of the following methods when selling the shares of common stock offered by this prospectus:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  any other method permitted pursuant to applicable law; or

•                  under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SNC”.  However, we can give no assurances that our common stock will be listed and as to the development of an active trading market for our common stock or the liquidity of any such market.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling shareholder is deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling shareholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act.  In compliance with FINRA guidelines, the maximum commission or discount to be received by an FINRA member or independent broker-dealer may not exceed 8% for the sale of any securities registered hereunder.  We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.  The selling shareholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling shareholder has in turn agreed to indemnify us for certain specified liabilities. See “Description of Capital Stock—Registration Rights—Purchasers in the Private Placement.”

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased or otherwise acquired shares (i) in the private placement (ii) subsequent to the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and/or (iii) that are excluded from underwriting compensation pursuant to FINRA Rule 5110(d)(5), will agree not to sell, transfer, assign, pledge, hypothecate or subject to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, for the 180-day period prescribed by FINRA Rule 5110(g)(1), except as otherwise provided in FINRA Rule 5110(g)(2).

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling shareholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of shares of our common stock by means of this prospectus must be settled with shares of common stock bearing our general (not necessarily restricted) common stock CUSIP number. A selling shareholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer & Trust Company. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling shareholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Locke Lord LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of State National Companies, Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.  With respect to the unaudited condensed consolidated interim financial information of State National Companies, Inc. for the six month periods ended June 30, 2014 and June 30, 2013, Ernst & Young LLP have applied limited procedures in accordance with professional standards for a review of such information.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement also is available through the SEC’s web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete.

We will also register our common stock with the SEC under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, we and the holders of our stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and shareholders with 10% or more of the voting power, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of State National Companies, Inc.

We have audited the accompanying consolidated balance sheets of State National Companies, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Financial Statements. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of State National Companies, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Dallas, Texas

July 14, 2014, except for Supplementary Schedule of Allowance for Policy Cancellations as to which the date is October 3, 2014

State National Companies, Inc.

Consolidated Balance Sheets

($ in thousands, except for share information)

	December 31
	2013	2012
Assets
Investments:
Fixed-maturity securities — available-for-sale, at fair value (amortized cost: 2013 — $178,901; 2012 — $176,500)	$180,954	$185,289
Equity securities — available-for-sale, at fair value (cost: 2013 — $1,340; 2012 — $941)	2,301	1,654
Short-term investments (cost: 2012 - $18,985)	—	18,985
Total investments	183,255	205,928

Cash and cash equivalents	69,431	35,079
Restricted cash and investments	6,800	8,071
Accounts receivable from agents, net	17,306	8,919
Reinsurance recoverable on paid losses	880	921
Deferred acquisition costs	1,095	1,176
Reinsurance recoverables	1,372,225	1,201,053
Property and equipment, net (includes land held for sale — 2013: $1,034; 2012: $1,034)	19,265	20,459
Interest receivable	1,333	1,264
Income taxes receivable	1,451	—
Deferred income taxes, net	3,728	—
Goodwill and intangible assets, net	7,906	9,241
Other assets	6,276	5,417
Total assets	$1,690,951	$1,497,528

Consolidated Balance Sheets (continued)

($ in thousands, except for share information)

	December 31
	2013	2012
Liabilities
Unpaid losses and loss adjustment expenses	$1,016,641	$975,708
Unearned premiums	386,279	253,638
Allowance for policy cancellations	39,623	32,775
Deferred ceding fees	18,735	11,962
Accounts payable to agents	2,564	2,064
Accounts payable to insurance companies	5,285	4,076
Subordinated debentures	52,000	52,000
Income taxes payable	—	289
Deferred income taxes	—	533
Other liabilities	24,370	22,123
Other payables, affiliate	100	137
Total liabilities	1,545,597	1,355,305

Shareholders’ equity
Common stock, $.001 par value (150,000,000 shares authorized, 40,627,200 shares issued, of which 6,450,304 are being held as treasury stock)	41	41
Additional paid-in capital	24,367	24,367
Retained earnings	128,830	121,414
Treasury stock (6,450,304 shares at cost)	(10,000)	(10,000)
Accumulated other comprehensive income	2,116	6,401
Total shareholders’ equity	145,354	142,223
Total liabilities and shareholders’ equity	$1,690,951	$1,497,528

See accompanying notes.

State National Companies, Inc.

Consolidated Statements of Income

($ in thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums earned	$84,378	$78,096	$81,974
Commission income	2,031	2,406	2,247
Ceding fees	32,898	32,379	30,455
Net investment income	4,901	5,525	6,217
Realized gain on sale of affiliate	—	—	663
Realized net investment gains	1,764	1,309	439
Other income	2,531	2,408	2,754
Total revenues	128,503	122,123	124,749

Expenses:
Losses and loss adjustment expenses	32,090	28,989	29,632
Commissions	2,378	2,922	4,352
Taxes, licenses, and fees	2,594	2,394	2,245
General and administrative	53,418	54,114	52,593
Founder special compensation	10,202	10,740	690
Interest expense	2,323	2,427	2,360
Total expenses	103,005	101,586	91,872

Income before income taxes	25,498	20,537	32,877

Income taxes:
Current tax expense	4,845	3,860	5,801
Deferred tax (benefit) expense	(2,058)	795	(830)
	2,787	4,655	4,971
Net income	$22,711	$15,882	$27,906

Net income per share attributable to common shareholders:
Basic earnings per share	$0.66	$0.46	$0.82
Diluted earnings per share	0.66	0.46	0.82
Pro Forma: (unaudited):
Income taxes	$9,725	$7,635	$11,750
Net income	15,773	12,902	21,127
Basic earnings per share	0.46	0.38	0.62
Diluted earnings per share	0.46	0.38	0.62

See accompanying notes.

State National Companies, Inc.

Consolidated Statements of Comprehensive Income

($ in thousands)

	Year Ended December 31
	2013	2012	2011

Net income	$22,711	$15,882	$27,906

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) during the period	(3,442)	1,105	2,083
Less: reclassification adjustments for realized gains included in net income	(843)	(675)	(461)
Other comprehensive income (loss)	(4,285)	430	1,622

Total comprehensive income	$18,426	$16,312	$29,528

See accompanying notes.

State National Companies, Inc.

Consolidated Statements of Shareholders’ Equity

($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total

Balance at December 31, 2010	$41	$24,367	$109,760	$(10,000)	$4,349	$128,517
Dividends paid	—	—	(17,958)	—	—	(17,958)
Net income	—	—	27,906	—	—	27,906
Other comprehensive income, net of tax	—	—	—	—	1,622	1,622
Balance at December 31, 2011	41	24,367	119,708	(10,000)	5,971	140,087
Dividends paid	—	—	(14,176)	—	—	(14,176)
Net income	—	—	15,882	—	—	15,882
Other comprehensive income, net of tax	—	—	—	—	430	430
Balance at December 31, 2012	41	24,367	121,414	(10,000)	6,401	142,223
Dividends paid	—	—	(15,295)	—	—	(15,295)
Net income	—	—	22,711	—	—	22,711
Other comprehensive income (loss), net of tax	—	—	—	—	(4,285)	(4,285)
Balance at December 31, 2013	$41	$24,367	$128,830	$(10,000)	$2,116	$145,354

See accompanying notes.

State National Companies, Inc.

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Net income	$22,711	$15,882	$27,906
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,717	4,746	5,626
Bad debt expense	(14)	132	—
Deferred income taxes	(2,058)	795	(830)
Realized net investment gains	(1,764)	(1,309)	(439)
Realized gains on equipment	(30)	(121)	(92)
Realized gain on sale of affiliate	—	—	(663)
Changes in:
Restricted cash and investments	1,271	(1,791)	753
Accounts receivable from agents	(8,373)	3,533	(2,336)
Reinsurance recoverable on paid losses	41	58	(335)
Deferred acquisition costs	81	2,934	905
Reinsurance recoverables	(171,172)	(126,648)	(139,840)
Income taxes receivable	(1,740)	357	258
Interest receivable	(69)	117	54
Other assets	(859)	217	(1,113)
Unpaid losses and loss adjustment expenses	40,933	169,583	99,835
Unearned premiums	132,641	(40,286)	36,378
Allowance for policy cancellations	6,848	5,264	(136)
Deferred ceding fees	6,773	(1,907)	1,907
Accounts payable to agents	500	(5,351)	449
Accounts payable to insurance companies	1,209	1,550	(662)
Other liabilities	2,247	(598)	2,544
Other payables, affiliate	(37)	(97)	127
Net cash provided by operating activities	33,856	27,060	30,296

State National Companies, Inc.

Consolidated Statements of Cash Flows (continued)
($ in thousands)

	Year Ended December 31
	2013	2012	2011
Investing activities
Purchase of investments	$(46,836)	$(53,256)	$(54,473)
Proceeds from sale of investments	16,032	24,703	16,947
Proceeds from maturities and principal receipts	28,237	30,454	21,253
Purchase of short-term investments	—	(18,985)	(6,999)
Proceeds from sale of short-term investments	12,490	6,999	—
Proceeds from maturities of short-term investments	6,495	—	—
Proceeds from sale of affiliate	—	—	663
Proceeds from dispositions of property and equipment	46	507	141
Purchase of property and equipment	(673)	(1,886)	(646)
Net cash provided by (used in) investing activities	15,791	(11,464)	(23,114)

Financing activities
Dividends paid	(15,295)	(14,176)	(17,958)
Net cash used in financing activities	(15,295)	(14,176)	(17,958)

Net change in cash and cash equivalents	34,352	1,420	(10,776)
Cash and cash equivalents at beginning of year	35,079	33,659	44,435
Cash and cash equivalents at end of year	$69,431	$35,079	$33,659

Supplemental disclosures of cash flow information
Interest paid	$2,277	$2,382	$2,314
Taxes paid	$6,584	$3,503	$5,543

See accompanying notes.

State National Companies, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except for share information)

December 31, 2013

1. Summary of Significant Accounting Policies

Description of Business

State National Companies, Inc. (the Company) refers to a group of companies that conduct insurance-related activities along two major segments. One segment (the Company’s program services segment) involves the writing of “program business,” which includes books of business produced by general agents, for which the Company receives ceding fees. Substantially all of the risk associated with the program business is ceded to unaffiliated, highly rated reinsurance companies or other reinsurers that provide substantial collateral. A second segment (the Company’s lender services segment) involves the writing and insuring of lines of insurance marketed to lending institutions, primarily collateral protection insurance (CPI) policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which, as to our insurance company subsidiaries, differ from statutory accounting practices prescribed or permitted for insurance companies by insurance regulatory authorities.

Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and Cash Equivalents:  The carrying amounts reported in the consolidated balance sheets approximate fair value.

Restricted Cash and Investments:  The carrying amounts reported in the consolidated balance sheets approximate fair value.

Short-term Investments:  The carrying amounts reported in the consolidated balance sheets approximate fair value.

Investments:  See Note 9 — “Fair Value Measurements”

Land held for sale:  The land held for sale is carried at fair value less expected selling costs.

Payables and Receivables:  Reinsurance recoverable on paid losses, reinsurance recoverables, agents’ balances receivable and payable, and payable to insurance companies are carried at cost, which approximates fair value.

Subordinated Debentures:  The amounts reported in the consolidated balance sheets are carried at par, which approximates their estimated fair value due to the floating interest rate provisions of the debt instruments.

Income taxes receivable/payable: The carrying amounts reported in the consolidated balance sheets approximate fair value.

Other assets/liabilities: The carrying amounts reported in the consolidated balance sheets approximate fair value.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Short-Term Investments

Short-term investments represent investments with original maturities of more than three months but less than one year.

Restricted Cash and Investments

Restricted cash and investments are primarily comprised of deposits made by a reinsurer that covers losses for this program up to the contractual threshold. These fiduciary cash and investment balances are invested at the direction of the reinsurer for this program; accordingly, income earned on these balances inures to the benefit of this reinsurer.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Investments

Investments are considered available-for-sale and are carried at fair value. The Company measures the fair value of the investments based upon quoted market prices from an independent pricing service and its third-party investment managers, using observable market information. The cost of securities sold is based on the specific identification method. Unrealized gains and losses associated with the available-for-sale portfolio, as a result of temporary changes in fair value during the period such investments are held, are reflected net of income taxes and reported in other comprehensive income as a separate component of shareholders’ equity. Unrealized losses associated with the available-for-sale portfolio that are deemed to be other-than-temporary are charged to income in the period in which the other-than-temporary impairment is determined. Debt security premiums and discounts are amortized into earnings using the effective-interest method.

The Company evaluates its investment portfolio for impairments of individual securities that are deemed to be other-than-temporary. Fixed maturity securities that are determined to have other-than-temporary impairment and it is more likely than not the Company will sell before recovery of their amortized cost, are written down to fair value and the entire amount of the write-down is included in net income, net of realized investment gains. For all other impaired fixed-maturity securities, the impairment loss is separated into the amount representing the credit loss and the amount representing all other factors. The amount of impairment loss that represents the credit loss is included in net income, net of realized investment gains. The amount of the impairment loss that relates to all other factors is included in other comprehensive income. Equity securities that are determined to have other-than-temporary impairment are recognized in net income, net of realized investment gains.

The process for identifying other-than-temporary declines in fair value involves the consideration of several factors, including, but not limited to, whether the issuer has been downgraded to below investment-grade, the length of time in which there has been a significant decline in value, the liquidity and overall financial condition of the issuer, the nature and performance of the collateral or other credit support backing the security, the significance of the decline in value, and whether the Company has the intent to sell the security or may be required to sell the security prior to its anticipated recovery. The Company reviews securities for other-than-temporary impairment internally and with its investment advisors.

Deferred Acquisition Costs

Effective January 1, 2012, the Company adopted Accounting Standards Update (ASU) No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The guidance identifies those costs relating to the successful acquisition of new or renewal insurance contracts that should be capitalized. The Company elected prospective application of this guidance (see Note 3 — Deferred Acquisition Costs).

Certain costs, primarily premium taxes, commissions, and general expenses that are directly related to the successful acquisition of new or renewal business are deferred to the extent recoverable from future earned premiums. Deferred acquisition costs are amortized in proportion to the related unearned premium reserve over the terms of the related policies. Investment income is not included in the Company’s recoverability analysis of deferred acquisition costs.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Deferred Ceding Fees

Ceding fees that are associated with unearned premiums are established as a liability and amortized into income pro rata over the life of the underlying business.

Property, Equipment, and Depreciation

Property and equipment are recorded at cost and depreciated. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (ranging from two to twenty years). Gains and losses on the disposition of fixed assets are determined on a specific asset identification basis and are included in net income.

Goodwill and Intangible Assets

Goodwill is the difference between the purchase price in a business combination and the fair value of assets acquired and liabilities assumed, and is not amortized. Intangible assets include assets with a finite life, primarily customer relationships/lists, and are amortized over the estimated useful life of the asset in proportion to the expected benefit.

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is performed using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss is recognized in an amount equal to that excess.

As of December 31, 2013, the Company performed the first step of its annual goodwill assessment for the individual reporting units to which goodwill is allocated and determined there is no impairment of goodwill.

The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairments were recognized in 2013 or 2012. However, the Company recognized an impairment charge of $452 thousand in 2011. (see Note 5 — “Goodwill and Intangible Assets”)

Unpaid Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses includes an estimate for claims reported and an additional liability for claims incurred but not reported, based on the Company’s historical loss experience. While Management believes the amounts included in the consolidated financial statements are adequate, such estimates may be more or less than the amount ultimately paid when the claims are settled. These estimates are continually reviewed and adjusted, as necessary, as experience develops or as new information becomes known; such adjustments are included in current operations.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Allowance for Policy Cancellations

An allowance for policy cancellations is provided for the estimated amount of return premiums and policy fees, net of commission expense and premium taxes that will be incurred on expected future policy cancellations associated with the Company’s business. The allowance is based on the Company’s historical cancellation experience.

While Management believes the amounts included in the consolidated financial statements are adequate, such estimates may be more or less than the amounts ultimately refunded. The estimates are continually reviewed by Management, and any changes are reflected in current operations.

Reinsurance

Reinsurance premiums, losses, and loss adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Income Taxes

Deferred income taxes are recorded on the Company’s insurance subsidiaries, State National Insurance Company, Inc. (SNIC), National Specialty Insurance Company (NSIC), United Specialty Insurance Company (USIC), and State National Intermediate Holdings, Inc. (SNIH), SNIC’s parent, to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. All other entities included in the consolidated group file under Subchapter S Corporation status; therefore, no provision for income taxes has been recorded for these entities.

For any uncertain tax positions not meeting the “more likely than not” recognition threshold, accounting standards require recognition, measurement, and disclosure in the financial statements. There were no uncertain tax positions at December 31, 2013 and 2012.

Income Recognition

Premiums on CPI business are earned on a pro rata basis over the terms of the policies after taking into consideration the allowance for policy cancellations. Premiums on program business are earned on a pro rata basis over the terms of the policies. Ceding fees are earned on the same basis as the underlying premiums.

Program Business

In connection with writing program business, the Company enters into contractual agreements with both the producing general agents and the reinsurers, whereby the general agents and reinsurers are obligated to each other for payment of insurance amounts, including premiums, commissions, and losses. These funds do not flow through the Company, but are settled directly between the general agent and the reinsurer; accordingly, no receivables or payables are recorded for these amounts. All obligations of SNIC, NSIC, and USIC owed to or on behalf of their policyholders are recorded by the Company and, to the extent appropriate, offsetting reinsurance recoverables are recorded.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Treasury Stock

Treasury stock purchases are recorded under the cost method, whereby the entire cost of the acquired stock is recorded as treasury stock.

Earnings Per Share

The computation of earnings per share is based upon the weighted average number of common shares outstanding during the period plus the effect of common shares potentially issuable (in periods in which they have a dilutive effect).  Earnings per share have been adjusted to reflect a 736 for 1 stock split in the form of a stock dividend on June 23, 2014.

Pro Forma Financial Information (Unaudited)

Historically, the Company has elected for its parent company to be taxed for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code.  The Subchapter S corporation status of the parent company terminated on June 25, 2014 in connection with a private offering of its common stock.  Subsequent to the private offering, the parent company will be subject to corporate federal and state income taxes as a “C” corporation.  The financial statements presented reflect the parent company being subject to Subchapter S corporation taxation.  The Consolidated Statements of Income include unaudited pro-forma net income as if the parent had been subject to C-corporation taxes for the periods presented.

Reclassifications

Certain previously reported balances have been reclassified to conform to the current presentation.  These reclassifications had no effect on total assets, liabilities, shareholders’ equity or income as previously reported.  These reclassifications primarily relate to combining certain receivables and payables with Other assets and Other liabilities, respectively.  Further, redeemable preferred stock was reclassified to Fixed-Maturity investments.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2013, the Financial Accounting Standards Board (FASB) issued an accounting update (ASU 2013-02) that requires additional disclosures for amounts reclassified out of accumulated other comprehensive income by component. Additionally, significant amounts reclassified out of accumulated other comprehensive income must be disclosed by the respective line items of net income either on the face of the statement where income is presented or in the notes to the financial statements only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. Amounts that are not required to be reclassified in their entirety to net income should be cross-referenced to other disclosures required under U.S. GAAP that provide additional detail about the amounts. The update is effective prospectively for reporting periods beginning after December 15, 2013. The impact of this disclosure on the Company’s financial statements is minimal.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

2. Investments

The following table summarizes information on the amortized cost, gross unrealized gains and losses, and the fair value of investment securities by class:

December 31, 2013 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$9,785	$216	$(146)	$9,855
Government agency	2,803	66	(29)	2,840
State and municipality	40,823	919	(557)	41,185
Industrial and miscellaneous	51,005	2,113	(460)	52,658
Residential mortgage-backed	65,622	1,397	(1,685)	65,334
Commercial mortgage-backed	8,462	276	(67)	8,671
Redeemable preferred stock	401	10	—	411
Total fixed-maturity securities	178,901	4,997	(2,944)	180,954

Equity securities
Non-redeemable preferred stock	1,191	614	(3)	1,802
Common stock	149	350	—	499
Total equity securities	1,340	964	(3)	2,301
Total investments	$180,241	$5,961	$(2,947)	$183,255

December 31, 2012 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$7,384	$361	$(4)	$7,741
Government agency	2,875	124	(2)	2,997
State and municipality	31,960	1,739	—	33,699
Industrial and miscellaneous	46,160	3,349	(90)	49,419
Residential mortgage-backed	75,781	2,960	(296)	78,445
Commercial mortgage-backed	11,939	659	—	12,598
Redeemable preferred stock	401	—	(11)	390
Total fixed-maturity securities	176,500	9,192	(403)	185,289

Equity securities
Non-redeemable preferred stock	905	469	(1)	1,373
Common stock	36	253	(8)	281
Total equity securities	941	722	(9)	1,654
Short-term investments	18,985	—	—	18,985
Total investments	$196,426	$9,914	$(412)	$205,928

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

Investment securities are exposed to various risks such as interest rate, market, and credit risk. Fair values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio fair value in the near term.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
December 31, 2013 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$4,313	$(146)	$—	$—	$4,313	$(146)
Government agency	686	(29)	—	—	686	(29)
State and municipality	17,046	(557)	—	—	17,046	(557)
Industrial and miscellaneous	12,896	(424)	1,424	(36)	14,320	(460)
Residential mortgage-backed	28,564	(934)	9,392	(751)	37,956	(1,685)
Commercial mortgage-backed	1,945	(67)	—	—	1,945	(67)
Total fixed-maturity securities	65,450	(2,157)	10,816	(787)	76,266	(2,944)

Equity securities
Non-redeemable preferred stock	—	—	168	(3)	168	(3)
Total equity securities	—	—	168	(3)	168	(3)
	$65,450	$(2,157)	$10,984	$(790)	$76,434	$(2,947)

	Less than 12 Months		12 Months or More		Total
December 31, 2012 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$986	$(4)	$—	$—	$986	$(4)
Government agency	623	(2)	—	—	623	(2)
Industrial and miscellaneous	2,885	(22)	1,118	(68)	4,003	(90)
Residential mortgage-backed	13,334	(161)	1,389	(135)	14,723	(296)
Redeemable preferred stock	—	—	390	(11)	390	(11)
Total fixed-maturity securities	17,828	(189)	2,897	(214)	20,725	(403)

Equity securities
Non-redeemable preferred stock	169	(1)	—	—	169	(1)
Common stock	—	—	17	(8)	17	(8)
Total equity securities	169	(1)	17	(8)	186	(9)
	$17,997	$(190)	$2,914	$(222)	$20,911	$(412)

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

The determination that a security has incurred an other-than-temporary decline in fair value and the associated amount of any loss recognition requires the judgment of Management and a continual review of its investments. Management reviewed all securities with unrealized losses in accordance with the Company’s impairment policy described in Note 1 — “Summary of Significant Accounting Policies.” Management believes that the temporary impairments are primarily the result of interest rate fluctuations, current conditions in the capital markets, and the impact of those conditions on market liquidity and prices. There are 141 securities in an unrealized loss position at December 31, 2013. Over 95% of these investments are investment-grade at December 31, 2013. The Company does not intend to sell the securities, and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost. Management has the intent and ability to hold the equity securities in an unrealized loss position until the recovery of their fair value. Therefore, Management does not consider these investments to be other-than-temporarily impaired at December 31, 2013.

Proceeds from sales of investments in fixed-maturity and equity securities during 2013, 2012 and 2011 were $16.0 million, $24.7 million and $16.9 million, respectively.

The following table presents the Company’s gross realized gains (losses) for the years ended December 31:

($ in thousands)	2013	2012	2011
Realized gains:
Fixed-maturity securities	$1,861	$1,588	$1,049
Equity securities	171	38	78
Gross realized gains	2,032	1,626	1,127
Realized losses:
Fixed-maturity securities	(149)	(99)	(178)
Other-than-temporary impairment losses on fixed-maturity securities	(119)	(218)	(510)
Gross realized losses	(268)	(317)	(688)
Net realized investment gains	$1,764	$1,309	$439

In 2013, the Company had 10 non-cash exchanges of investment securities. Non-cash consideration received for these exchanges is $2.0 million. A gain of $139 thousand was recognized from these exchanges and is reflected in the “Realized net investment gains” balance shown on the Consolidated Statements of Income.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

The following schedule details the maturities of the Company’s fixed-maturity securities, available-for-sale, as of December 31, 2013:

($ in thousands)	Amortized Cost	Fair Value

Due in one year or less	$13,172	$13,576
Due after one year through five years	45,029	46,837
Due after five years through ten years	41,168	40,977
Due after ten years	5,448	5,559
Residential mortgage-backed securities	65,622	65,334
Commercial mortgage-backed securities	8,462	8,671
	$178,901	$180,954

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

The Company’s investment portfolio includes $1.7 million of mortgage-backed securities collateralized by subprime residential loans, which represent approximately 0.95% of the Company’s total investments as of December 31, 2013. The Company does not hold any mortgage derivatives.

Net investment income for the years ended December 31, consists of the following:

($ in thousands)	2013	2012	2011

Interest on investments	$5,202	$5,849	$6,399
Dividends	107	85	87
Gross investment income	5,309	5,934	6,486
Investment expenses	(408)	(409)	(269)
Net investment income	$4,901	$5,525	$6,217

SNIC, NSIC, and USIC are required to maintain deposits in various states where they are licensed to operate. These deposits are comprised of certificates of deposit and bonds at fair values totaling $28.8 million and $22.8 million at December 31, 2013 and 2012, respectively.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

3. Deferred Acquisition Costs

Effective January 1, 2012, the Company prospectively adopted ASU No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. As a result of the adoption of this guidance, certain general and administrative costs that are not directly related to the successful acquisition of new or renewal business that were previously capitalized are no longer deferred. However, the Company continues to defer premium taxes, commissions and general expenses that are directly related to the successful acquisition of new or renewal business.

Deferred acquisition costs are as follows for the years ended December 31:

($ in thousands)	2013	2012	2011

Balance, beginning of year	$1,176	$4,111	$5,015
Capitalized costs	4,818	5,072	21,784
Amortization	(4,899)	(8,007)	(22,688)
Balance, end of year	$1,095	$1,176	$4,111

If the Company had applied the guidance per ASU 2010-26 during fiscal 2011, the deferred costs would have been reduced by $5.0 million and amortization would have been reduced by $4.1 million for a net reduction in deferred acquisition costs of $870 thousand. Due to the prospective application of the adoption of ASU 2010-26, this net reduction in deferred acquisition costs is reflected as a component of amortization expense for the year ended December 31, 2012.

4. Property, Equipment, and Depreciation

The following is a summary of property, equipment, and depreciation at December 31:

($ in thousands)	2013	2012

Land held for use	$3,473	$3,473
Land held for sale	1,034	1,034
Building and improvements	15,371	15,371
Transportation equipment	2,399	2,356
Furniture and fixtures	3,243	3,244
Computer equipment and software	5,441	5,187
	30,961	30,665
Accumulated depreciation and amortization	(11,696)	(10,206)
Property and equipment, net	$19,265	$20,459

Depreciation and amortization expense for 2013, 2012 and 2011 was $1.9 million, $2.0 million and $2.1 million, respectively.

On November 28, 2007, the Company purchased a tract of land with a plan to build a new home office building for its own use. During 2009, the Company classified this land as held for sale, since it had abandoned its plan to build a new home office and purchased an existing building for its own use. Gains of $30 thousand, $121 thousand and $92 thousand were recognized at December 31, 2013, 2012 and 2011, respectively, from the sale of equipment.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

5. Goodwill and Intangible Assets

The following is a summary of goodwill and intangible assets:

($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

December 31, 2013
Goodwill	$2,565	$—	$2,565
Customer relationships/lists	20,450	(15,567)	4,883
Non-compete agreement	3,339	(2,881)	458
	$26,354	$(18,448)	$7,906

December 31, 2012
Goodwill	$2,565	$—	$2,565
Customer relationships/lists	20,450	(14,714)	5,736
Non-compete agreement	3,339	(2,399)	940
	$26,354	$(17,113)	$9,241

Customer relationships/lists are amortized based on discounted cash flow estimates over their expected useful lives of 15 years. Amortization expense related to the customer relationships/lists was $854 thousand, $903 thousand and $1.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The non-compete agreements are amortized based on discounted cash flow estimates over their expected useful lives of five to nine years. Amortization expense related to the non-compete agreements was $481 thousand, $505 thousand and $910 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

During 2011, the Company recorded an impairment of $452 thousand on one non-compete agreement, which is included as a component of general and administrative expenses in the 2011 consolidated statement of income. The Company used the present value of estimated future cash flows in determining the amount of impairment.  No such impairment was recognized in 2013 or 2012.

Expected amortization expense over the next five years for the Company’s customer relationships/lists and non-compete agreements is as follows: 2014 — $1.2 million; 2015 — $732 thousand — $701 thousand; 2017 — $671 thousand; and 2018 — $635 thousand.

6. Subordinated Debentures

Between 2002 and 2004, the Company formed four business trusts (the Trusts) for the sole purpose of issuing, in private placement transactions, $52 million of trust preferred securities (TPS). In turn, the Trusts then used the proceeds thereof, together with the equity proceeds received from the Company upon their initial formation, to purchase $53.6 million of variable-rate subordinated debentures (TPS Debentures) issued by the Company. All voting securities of the Trusts are owned by the Company, and the TPS Debentures are the sole assets of the Trusts. The Trusts meet the obligations of the TPS with the interest and principal paid on the TPS Debentures. The Company does not have a variable interest in the Trusts and therefore does not consolidate the Trusts.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

6. Subordinated Debentures (continued)

The following is a summary of the TPS Debentures at December 31:

($ in thousands)	2013	2012
Floating Rate Capital Securities at LIBOR plus 4.00%, issued December 4, 2002, maturing on December 4, 2032	$17,500	$17,500
Floating Rate Capital Securities at LIBOR plus 4.10%, issued May 15, 2003, maturing on May 15, 2033	7,500	7,500
Floating Rate Capital Securities at LIBOR plus 4.10%, issued December 16, 2003, maturing on January 8, 2034	12,000	12,000
Floating Rate Capital Securities at LIBOR plus 3.80%, issued May 26, 2004, maturing on May 24, 2034	15,000	15,000
	$52,000	$52,000

The TPS Debentures and the TPS are uncollateralized, do not require maintenance of minimum financial covenants, and carry nearly identical terms. The TPS mature based on the schedule above, but early redemption is allowed beginning five years after issue date. If the Company chooses to redeem before the stated maturity date, it must redeem on a normal quarterly interest payment date and in multiples of $1 thousand (and include accrued interest).

Interest is payable quarterly (see rates above) and set and paid quarterly. The three-month LIBOR rate at December 31, 2013, was 0.24%. Payment of interest may be deferred for up to 20 consecutive quarters; however, the Company may not declare or pay any dividends or distributions, nor make any guarantee payments or payments on fixed-maturity securities, unless senior in interest to the TPS Debentures. These same limitations apply during an event of default.

Debt issuance costs paid to placement agents with an initial cost of $1.5 million are included in the consolidated financial statements in other assets (net of accumulated amortization of $523 thousand and $472 thousand at December 31, 2013 and 2012, respectively) and are being amortized over 30 years using the straight-line method, which approximates the effective interest method.

The Company has guaranteed that amounts paid to the Trusts under the TPS Debentures will be remitted to the holders of the TPS. These guarantees, when taken together with the obligations of the Company under the TPS Debentures, the indentures pursuant to which those debentures were issued, and the related trust agreements (including obligations to pay related trust costs, fees, expenses, debt, and other obligations for the Trusts other than with respect to the common and trust preferred securities of the Trusts), provide a full and unconditional guarantee of amounts due on the TPS.

The amounts reported in the consolidated balance sheets are carried at par, which approximates their estimated fair value due to the floating interest rate provisions of the debt instruments.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

7. Income Tax Provision

The shareholders consented to elections for certain entities in the Company to be treated as S Corporations under Internal Revenue Code Section 1362(a). As a result of the elections, 2013 federal income taxes are recorded only for SNIH, SNIC, NSIC, and USIC, as they remain C Corporations. Income for the Company’s pass-through entities is taxed (for federal purposes) to the individual owners.

The components of income tax expense for the years ended December 31 are as follows ($ in thousands):

2013 ($ in thousands)	Federal	State	Total
Federal and state income tax expense (benefit)
Current	$6,014	$(1,169)	$4,845
Deferred	(2,058)	—	(2,058)
Total income tax expense (benefit)	$3,956	$(1,169)	$2,787

2012 ($ in thousands)	Federal	State	Total
Federal and state income tax expense
Current	$3,194	$666	$3,860
Deferred	795	—	795
Total income tax expense	$3,989	$666	$4,655

2011 ($ in thousands)	Federal	State	Total
Federal and state income tax expense (benefit)
Current	$4,999	$802	$5,801
Deferred	(830)	—	(830)
Total income tax expense	$4,169	$802	$4,971

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

7. Income Tax Provision (continued)

Deferred income taxes reflect the effect of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of the net deferred income tax asset are as follows at December 31:

($ in thousands)	2013	2012
Deferred income tax assets:
Allowance for policy cancellations	$5,789	$4,923
Unpaid losses and loss adjustment expenses	223	261
Deferred ceding fees	6,426	4,103
Management fee	4,746	3,393
Unrealized losses on fixed maturities and other investment securities	1,009	136
Write-down of other-than-temporarily impaired investment securities	253	570
Other	63	58
Total deferred income tax assets	18,509	13,444

Deferred income tax liabilities:
Unearned premiums	4,465	3,542
Unrealized gains on equity securities	214	161
Unrealized gains on fixed maturities and other investment securities	1,694	3,078
Deferred acquisition costs	4,539	3,869
Contingent commissions	3,632	2,949
Other	237	378
Total deferred income tax liabilities	14,781	13,977
Net deferred income tax asset (liability)	$3,728	$(533)

No valuation allowance was recorded at December 31, 2013 and 2012, as the temporary differences disclosed above relate to deferred income tax assets that are more-likely-than-not to be realized in future years.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

7. Income Tax Provision (continued)

The Company computes its income tax provision using a 34.3% tax rate as its taxable income is within the graduated rates of 34.0% to 35.0%. A reconciliation of federal income tax expense computed by applying the federal income tax rate of 34.3% to income before federal income tax expense for the years ended December 31 is as follows:

	2013		2012		2011
($ in thousands)	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate

Expected tax expense	$8,746	34.3%	$7,044	34.3%	$11,277	34.3%
Exclusion of Subchapter S income	(4,478)	(17.6)	(2,800)	(13.6)	(6,506)	(19.8)
Tax-exempt income	(275)	(1.1)	(247)	(1.2)	(311)	(0.9)
State income taxes	(1,205)	(4.7)	620	3.0	732	2.2
Other	(1)	(0.0)	38	0.2	(221)	(0.7)
Total income tax expense	$2,787	10.9%	$4,655	22.7%	$4,971	15.1%

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in general and administrative expenses. There were no penalties or interest recognized during 2013, 2012 and 2011.

The Company had no net operating loss or capital loss carry-forwards at December 31, 2013.

SNIH, SNIC, NSIC, and USIC are a part of a consolidated federal income tax return. State income tax is filed both on a consolidated level and independently, depending on the state regulations. The method of allocation among companies is subject to a written agreement, approved by the Company’s directors, whereby allocation is made primarily on a separate return basis, with a current credit for losses. As of December 31, 2013, the Company’s U.S. federal income tax returns for tax years that ended December 31, 2010 through December 31, 2012, remain open under the normal three year statute of limitations and, therefore, are subject to examination by the Internal Revenue Service.

8. Reinsurance

Through unaffiliated general agents, SNIC, NSIC, and USIC write primarily auto and commercial lines of business. This business is written pursuant to quota share and excess of loss reinsurance contracts and general agency agreements that are tripartite agreements executed by SNIC, NSIC, or USIC, the reinsurer, and the general agent. Substantially all of the risk associated with this business is borne by the reinsurer.

As compensation for writing this business, SNIC, NSIC, and USIC receive ceding fees from the general agents and, accordingly, the related ceding fees receivable are reflected as accounts receivable from agents. If the general agent defaults on its obligation to pay these commissions (or any other amount due), the reinsurer is obligated to make the payment under the guarantee contained in the contracts. In addition, the Company is party to a reinsurance agreement in which it cedes 50% of certain CPI policies to CUMIS Insurance Society, Inc. (CUNA) and receives a ceding commission related to these policies (see Note 18 — Commitments and Contingencies). The Company retains 50% of the risk related to these policies.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

8. Reinsurance (continued)

SNIC, NSIC, and USIC remain liable for unearned premiums and unpaid losses and loss adjustment expenses with respect to reinsurance ceded should the reinsurer be unable to meet its obligations. Management considers the possibility of a reinsurer becoming unable to meet its obligations as remote due to the reinsurers’ financial stability, A.M. Best Company rating, size, security funds available, and other factors as appropriate. Following is a summary of these balances at December 31:

($ in thousands)	2013	2012

Ceded unearned premiums	$365,333	$235,088
Ceded loss and loss adjustment expense reserves	1,006,892	965,965
Total reinsurance recoverables	1,372,225	1,201,053
Secured reinsurance recoverables	(1,014,947)	(851,045)
Unsecured reinsurance recoverables	$357,278	$350,008

The fair value of the collateral held by SNIC, NSIC and USIC is approximately 148% of the secured reinsurance recoverables as of December 31, 2013.

9. Fair Value Measurements

Assets and liabilities reported in the consolidated financial statements at fair value are required to be classified according to a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into three levels. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities.

(Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Level 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

•                  Level 1: Inputs are quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

•                  Level 2: Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. These inputs include market interest rates and volatilities, spreads, and yield curves.

•                  Level 3: Inputs are unobservable. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

9. Fair Value Measurements (continued)

A description of the Company’s valuation techniques used to measure its assets at fair value is as follows:

•                  Fixed-maturity securities, available-for-sale, and short-term investments: All fixed-maturity investments are currently reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from either an independent pricing service using quoted prices or from its third-party investment managers. These Level 2 inputs are valued by either the pricing service or the investment managers utilizing observable data that may include dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus, prepayment speeds, credit information, and the security’s terms and conditions, among other things. Management has reviewed the processes used by the pricing services and has determined that they result in fair values consistent with requirements of ASC 820 for Level 2 investment securities.

•                  Available-for-sale equity securities: Equity securities are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service using quoted prices or from its third-party investment managers.

Based on an analysis of the inputs, the Company’s investments measured at fair value on a recurring basis at December 31 have been categorized as follows:

December 31, 2013
($ in thousands)	Level 1	Level 2	Level 3	Total

Fixed-maturity securities
Government	$—	$9,855	$—	$9,855
Government agency	—	2,840	—	2,840
State and municipality	—	41,185	—	41,185
Industrial and miscellaneous	—	52,658	—	52,658
Residential mortgage-backed	—	65,334	—	65,334
Commercial mortgage-backed	—	8,671	—	8,671
Redeemable preferred stock	—	411	—	411
Total fixed-maturity securities	—	180,954	—	180,954

Equity securities
Non-redeemable preferred stock	—	1,802	—	1,802
Common stock	—	499	—	499
Total equity securities	—	2,301	—	2,301
	$—	$183,255	$—	$183,255

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

9. Fair Value Measurements (continued)

December 31, 2012	Level 1	Level 2	Level 3	Total
Investments
Fixed-maturity securities
Government	$—	$7,741	$—	$7,741
Government agency	—	2,997	—	2,997
State and municipality	—	33,699	—	33,699
Industrial and miscellaneous	—	49,419	—	49,419
Residential mortgage-backed	—	78,445	—	78,445
Commercial mortgage-backed	—	12,598	—	12,598
Redeemable preferred stock	—	390	—	390
Total fixed-maturity securities	—	185,289	—	185,289

Equity securities
Non-redeemable preferred stock	—	1,373	—	1,373
Common stock	—	281	—	281
Total equity securities	—	1,654	—	1,654
Short-term investments	—	18,985	—	18,985
	$—	$205,928	$—	$205,928

A reconciliation of the beginning and ending balances for the fixed maturity securities categorized as Level 3 during the years ended December 31 is as follows:

($ in thousands)	2013	2012

Beginning balance, January 1	$—	$811
Total gains or losses:
Included in realized net investment gains	—	(148)
Included in other comprehensive income	—	(52)
Purchases and issuances	—	—
Sales and settlements	—	—
Transfers out of Level 3	—	(611)
Ending balance, December 31	$—	$—

Transfers between levels are recognized at the end of the reporting period. There were no transfers between Level 1, Level 2, and Level 3 at December 31, 2013.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

10. Premiums Earned

Premiums earned consist of property and casualty premiums for the following years ended December 31:

($ in thousands)	2013	2012	2011

Premiums written	$806,732	$633,109	$711,188
Premiums assumed	3,233	1,712	1,646
Premiums ceded	(723,192)	(555,656)	(632,531)
Net premiums retained	86,773	79,165	80,303
Change in net unearned premiums	(2,395)	(1,069)	1,671
Total premiums earned	$84,378	$78,096	$81,974

Premiums assumed as a % of net premiums retained	3.7%	2.2%	2.0%

Premiums written for CPI include an allowance for return premiums and policy fees related to expected future policy cancellations. Original estimates are adjusted as the policies develop and additional information becomes known regarding actual cancellation rates.

11. Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses consist of the following for the years ended December 31:

($ in thousands)	2013	2012	2011

Direct losses and loss adjustment expenses	$561,347	$729,138	$588,644
Assumed losses and loss adjustment expenses	193	6,521	600
Ceded losses and loss adjustment expenses	(529,450)	(706,670)	(559,612)
Total net losses and loss adjustment expenses	$32,090	$28,989	$29,632

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

11. Losses and Loss Adjustment Expenses (continued)

Activity in the liability for unpaid losses and loss adjustment expenses at December 31, is summarized as follows:

($ in thousands)	2013	2012	2011

Balance at January 1	$975,708	$806,125	$706,291
Reinsurance recoverables	(965,965)	(797,961)	(696,170)
Net balance at January 1	9,743	8,164	10,121

Incurred related to:
Current year	33,163	28,894	32,285
Prior year	(1,073)	95	(2,653)
Total incurred	32,090	28,989	29,632

Paid related to:
Current year	27,388	23,392	26,835
Prior year	4,696	4,018	4,754
Total paid	32,084	27,410	31,589

Net balance at December 31	9,749	9,743	8,164
Reinsurance recoverables	1,006,892	965,965	797,961
Balance at December 31	$1,016,641	$975,708	$806,125

The estimate for ultimate losses incurred related to prior years decreased by $1.1 million in 2013, increased by $95 thousand in 2012 and decreased by $2.7 million in 2011. The favorable development in 2013 is primarily the result of unpaid losses and loss adjustment expenses on workers’ compensation, commercial multi peril, and credit lines of insurance being settled at amounts less than expected. The unfavorable development in 2012 is primarily the result of unpaid losses and loss adjustment expenses on general liability, commercial auto, commercial multi peril, and credit lines of insurance being settled at amounts greater than expected. The favorable development in 2011 is primarily the result of unpaid losses and loss adjustment expenses on commercial auto, commercial multi peril, and credit lines of insurance being settled at amounts less than expected. The net changes in 2013, 2012 and 2011, are the result of ongoing analysis of recent loss development trends. Original estimates are adjusted as additional information becomes known regarding individual claims.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

12. Statutory Accounting

A reconciliation of the Company’s insurance subsidiaries’ (SNIC, NSIC, and USIC) shareholders’ equity and net income as of and for the years ended December 31 from Statutory Accounting Principles (SAP) to GAAP is as follows:

($ in thousands)	2013	2012
Per statutory basis	$155,566	$147,809
Adjustments for:
Allowance for return commissions	21,275	17,288
Allowance for policy cancellations	(16,644)	(14,093)
Commissions payable	10,597	8,723
Deferred acquisition costs	13,233	11,281
Deferred income taxes	(5,909)	(7,786)
Unrealized gain on investments available-for-sale	2,445	9,176
Management fees	(13,838)	(9,891)
Intangible assets	1,947	1,947
Nonadmitted assets	15	33
Other	145	183
Shareholders’ equity in accordance with GAAP	$168,832	$164,670

($ in thousands)	2013	2012	2011
Net income (insurance subsidiaries only):
Per statutory basis	$5,047	$7,290	$8,746
Adjustments for:
Allowance for return commissions	3,987	3,874	(204)
Allowance for policy cancellations	(2,551)	(927)	384
Commission expense	1,874	935	84
Deferred acquisition costs	1,952	3,259	(693)
Deferred income taxes	2,058	(795)	830
Management fees	(3,947)	(5,356)	322
Other	(38)	(30)	69
Net income in accordance with GAAP	$8,382	$8,250	$9,538

At December 31, 2013 and 2012, the amount of statutory capital and surplus for the consolidated insurance subsidiaries was $155.6 million and $147.8 million, respectively. At December 31, 2013 and 2012, minimum statutory capital and surplus required for SNIC, NSIC, and USIC was $5.0 million, $5.0 million and $750 thousand, respectively. The Texas Department of Insurance (the Department) requires approval for dividends from insurance subsidiaries that exceed statutory guidelines. The maximum dividend that may be paid without prior approval of the Commissioner of Insurance is limited to the greater of 10% of statutory surplus at the end of the preceding calendar year or the statutory net income of the preceding calendar year. At December 31, 2013, unrestricted net assets available for dividends were $15.6 million.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

12. Statutory Accounting (continued)

The Company is required to comply with the NAIC’s Risk-Based Capital (RBC) requirements. Under the RBC standards, risks specific to the Company in such areas as asset risk, insurance risk, interest rate risk, and business risk are evaluated and compared to the Company’s capital and surplus to determine solvency margins. In its calculation of risk-based capital for SNIC and NSIC, the Company has deducted amounts for which it holds collateral (either trust funds in the name of the Company or irrevocable letters of credit) for amounts recoverable from reinsurance companies. The Company believes this practice to be appropriate because the credit risk for the related reinsurance balances is virtually eliminated due to the protection provided by the collateral. This practice differs from NAIC annual statement instructions. There is no monetary effect on net income or statutory surplus from the use of this practice. If the Company had not used this practice, the RBC calculations would not have resulted in a regulatory event in 2013 or 2012.

At periodic intervals, the Department routinely examines the insurance subsidiaries’ statutory financial statements as part of its legally prescribed oversight of the insurance industry. Based on these examinations, regulators can direct that the statutory-basis financial statements be adjusted in accordance with their findings. The Texas Department of Insurance completed its examination of the December 31, 2006 through December 31, 2010, statutory-basis financial statements of NSIC and SNIC in 2012, with no significant findings reported. The Delaware Insurance Department also completed its examination of the December 31, 2006 through December 31, 2010, statutory-basis financial statements of USIC in 2012, with no significant findings reported.

13. Related-Party Transactions

The accompanying consolidated financial statements include other payables to an affiliate, Trace Air, Inc., in the amounts of $102 thousand and $138 thousand as of December 31, 2013 and 2012, respectively.

On June 5, 2009, the Company sold 100% of the issued and outstanding shares of CYR Insurance Management Company to American Hallmark Insurance Company of Texas, an unaffiliated third party (the Sale Transaction). In connection with the Sale Transaction, the Company recognized $663 thousand of contingent consideration in 2011.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

14. Comprehensive Income

Total comprehensive income for the year ended 2013 is reported in the Company’s consolidated statements of shareholders’ equity. Total accumulated other comprehensive income is reported in the Company’s consolidated balance sheets. Total accumulated other comprehensive income was $2.1 million and $6.4 million as of December 31, 2013 and 2012, respectively, and solely comprised of unrealized gains and losses on available-for-sale securities, net of federal income taxes.

The components of other comprehensive income (loss) are as follows:

December 31, 2013 ($ in thousands)	Gross Amount	Tax Effect	Net Amount

Unrealized gains (losses) arising during the period	$(5,215)	$(1,773)	$(3,442)
Reclassification for securities sold or impaired during the period	(1,273)	(430)	(843)
Net unrealized gains (losses) arising during the period	(6,488)	(2,203)	(4,285)
Other comprehensive income (loss)	$(6,488)	$(2,203)	$(4,285)

December 31, 2012 ($ in thousands)	Gross Amount	Tax Effect	Net Amount

Unrealized gains arising during the period	$1,647	$542	$1,105
Reclassification for securities sold or impaired during the period	(1,004)	(329)	(675)
Net unrealized gains arising during the period	643	213	430
Other comprehensive income	$643	$213	$430

December 31, 2011 ($ in thousands)	Gross Amount	Tax Effect	Net Amount

Unrealized gains arising during the period	$3,132	$1,049	$2,083
Reclassification for securities sold or impaired during the period	(693)	(232)	(461)
Net unrealized gains arising during the period	2,439	817	1,622
Other comprehensive income	$2,439	$817	$1,622

15. 401(k) Profit-Sharing Plan and Trust

The Company has a 401(k) profit-sharing plan for employees that covers substantially all officers and employees who are at least 18 years of age. The Company is required to make a matching contribution of 50% of employees’ contributions, limited to 6% of eligible employees’ compensation. Also, the Company may make additional matching and profit-sharing contributions that are discretionary and are determined at the end of each plan year. The employer contribution expense included in general and administrative expenses is $1.0 million, $937 thousand and $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

16. Concentration of Risk

The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of these institutions regularly, and Management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

A significant portion of the Company’s writings occurs in New York, California, Texas, North Carolina and Florida. Seven customers comprised approximately 16% of the Company’s CPI writings. Four reinsurers represent 60% of the Company’s unsecured ceded balances.

17. Leases

The Company leases a portion of its home office building to an unaffiliated third party under the terms of an operating lease. Rental income for the years ended December 31, 2013, 2012 and 2011 is $1.4 million, $1.3 million and $1.3 million, respectively.

In November 2013, the Company received an early termination notice from the unaffiliated third party relating to the operating lease between the parties. The early termination notice complies with the terms of the lease. The lease continues to be considered an operating lease through the early termination date of November 30, 2014. Per the lease agreement an early termination fee of $1.5 million is due at the early termination date. Future minimum lease payments for 2014 total $2.7 million, which includes the early termination fee.

18. Commitments and Contingencies

The Company is involved in various legal proceedings incidental to its normal business activities. Management of the Company does not anticipate that the outcome of such legal actions will have a material effect on the Company’s consolidated financial position or results of operations.

SNIC, NSIC, and USIC are subject to assessments from various insurance regulatory agencies related to insurance company insolvencies. Management is not aware of any material assessments for which notice has not yet been received. However, to the extent that such assessments are made, the Company has the contractual right to recover these amounts from the underlying reinsurers.

In July 2009, the Company formed a Collateral Protection Alliance (the Alliance) with CUMIS Insurance Society, Inc., a subsidiary of CUNA, to administer and write CPI business for their customers. The Alliance includes an agency agreement and a reinsurance agreement whereby the Company cedes 50% of the business back to CUNA. The Company did not account for the Alliance as a business combination because it did not result in a change of control. In connection with the Alliance, the Company has a purchase option and CUNA has a put option, whereby the Company is obligated to purchase CUNA’s right to participate in future program business in the event of termination of the Alliance at a specified price.

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

19. Earnings Per Share

We have adopted the provisions of ASC 260, “Earnings Per Share,” requiring presentation of both basic and diluted earnings per share.  Earnings per share have been adjusted to reflect a 736 for one stock split in the form of a stock dividend on June 23, 2014.  A reconciliation of the numerators and denominators of the basic and diluted per share calculations is presented below (in thousands, except per share amounts):

	2013	2012	2011

Numerator for both basic and diluted earnings per share:
Net income	$22,711	$15,882	$27,906

Denominator for both basic and diluted earnings per share	34,176,896	34,176,896	34,176,896

Basic earnings per share	$0.66	$0.46	0.82
Diluted earnings per share	0.66	0.46	0.82

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

20. Segment Information

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business requires different technology and business strategies.  The Company operates through three operating segments of which two business segments are program services and lender services.  In the program services segment, the Company operates an issuing carrier business that leverages our “A” (Excellent) A.M. Best rating, expansive licenses and reputation to provide insurance capacity access to U.S. property and casualty insurance markets.  In the lender services segment, the Company specializes in providing collateral protection insurance, or CPI, which insures automobiles held as collateral for loans made by financial institutions.  The other operating segment is the Corporate segment.  This segment consists of the investment portfolio, subordinated debentures, and includes rental income, investment income, interest expense, and corporate expenses.

The Company’s Corporate segment includes an asset for Property and equipment, net.  The depreciation of this asset is allocated to all segments based on estimated usage.  The depreciation allocated to the Lender segment was $1.3 million, $1.4 million and $1.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.  The depreciation allocated to the Program segment was $286 thousand, $292 thousand and $286 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

The following is business segment information for the twelve months ended December 31, 2013, 2012 and 2011:

December 31, 2013
($ in thousands)	Program	Lender	Corporate	Total

Revenues:
Premiums earned	$(501)	$84,879	$—	$84,378
Commission income	—	2,031	—	2,031
Ceding fees	32,898	—	—	32,898
Net investment income	—	—	4,901	4,901
Realized net investment gains	—	—	1,764	1,764
Other income	3	1,101	1,427	2,531
Total revenues	32,400	88,011	8,092	128,503

Expenses:
Losses and loss adjustment expenses	465	31,625	—	32,090
Commissions	389	1,989	—	2,378
Taxes, licenses, and fees	10	2,584	—	2,594
General and administrative	11,010	36,020	6,388	53,418
Founder special compensation	—	—	10,202	10,202
Interest expense	—	—	2,323	2,323
Total expenses	11,874	72,218	18,913	103,005

Income before income taxes	20,526	15,793	(10,821)	25,498
Income taxes	—	—	2,787	2,787
Net income	$20,526	$15,793	$(13,608)	$22,711

Supplemental Information:
Gross premiums written	$691,067	$118,898	$—	$809,965
Net premiums written	$(1,018)	$87,791	$—	$86,773

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

20. Segment Information (continued)

December 31, 2012 ($ in thousands)	Program	Lender	Corporate	Total

Revenues:
Premiums earned	$1,600	$76,496	$—	$78,096
Commission income	—	2,406	—	2,406
Ceding fees	32,379	—	—	32,379
Net investment income	—	—	5,525	5,525
Realized net investment gains	—	—	1,309	1,309
Other income	2	945	1,461	2,408
Total revenues	33,981	79,847	8,295	122,123

Expenses:
Losses and loss adjustment expenses	3,062	25,927	—	28,989
Commissions	482	2,440	—	2,922
Taxes, licenses, and fees	31	2,363	—	2,394
General and administrative	9,316	39,193	5,605	54,114
Founder special compensation	—	—	10,740	10,740
Interest expense	—	—	2,427	2,427
Total expenses	12,891	69,923	18,772	101,586

Income before income taxes	21,090	9,924	(10,477)	20,537
Income taxes	—	—	4,655	4,655
Net income	$21,090	$9,924	$(15,132)	$15,882

Supplemental Information:
Gross premiums written	$530,621	$104,200	$—	$634,821
Net premiums written	$1,141	$78,024	$—	$79,165

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

20. Segment Information (continued)

December 31, 2011 ($ in thousands)	Program	Lender	Corporate	Total

Revenues:
Premiums earned	$2,571	$79,403	$—	$81,974
Commission income	—	2,247	—	2,247
Ceding fees	30,455	—	—	30,455
Net investment income	—	—	6,217	6,217
Realized gain on sale of affiliate	—	—	663	663
Realized net investment gains	—	—	439	439
Other income	356	899	1,499	2,754
Total revenues	33,382	82,549	8,818	124,749

Expenses:
Losses and loss adjustment expenses	714	28,918	—	29,632
Commissions	913	3,439	—	4,352
Taxes, licenses, and fees	(2)	2,247	—	2,245
General and administrative	7,785	39,322	5,486	52,593
Founder special compensation	—	—	690	690
Interest expense	—	—	2,360	2,360
Total expenses	9,410	73,926	8,536	91,872

Income before income taxes	23,972	8,623	282	32,877
Income taxes	—	—	4,971	4,971
Net income	$23,972	$8,623	$(4,689)	$27,906

Supplemental Information:
Gross premiums written	$613,368	$99,466	$—	$712,834
Net premiums written	$2,431	$77,872	$—	$80,303

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

20. Segment Information (continued)

The following tables summarize the financial position of the Company’s segments as of December 31, 2013 and 2012.

December 31, 2013 ($ in thousands)	Program	Lender	Corporate	Total

Assets:
Accounts receivable from agents, net	$17,261	$45	$—	$17,306
Reinsurance recoverable on paid losses	5	875	—	880
Reinsurance recoverables	1,362,719	9,506	—	1,372,225
Goodwill and intangible assets, net	2,115	5,791	—	7,906
Other assets	7,495	3,441	281,698	292,634
Total Assets	$1,389,595	$19,658	$281,698	$1,690,951

Liabilities:
Unpaid losses and loss adjustment expenses	$1,009,068	$7,573	$—	$1,016,641
Unearned premiums	357,681	28,598	—	386,279
Allowance for policy cancellations	—	39,623	—	39,623
Deferred ceding fees	18,735	—	—	18,735
Other liabilities	19,415	5,386	59,518	84,319
Total Liabilities	$1,404,899	$81,180	$59,518	$1,545,597

December 31, 2012 ($ in thousands)	Program	Lender	Corporate	Total

Assets:
Accounts receivable from agents, net	$8,852	$67	$—	$8,919
Reinsurance recoverable on paid losses	59	862	—	921
Reinsurance recoverables	1,193,572	7,481	—	1,201,053
Goodwill and intangible assets, net	2,115	7,126	—	9,241
Other assets	8,802	2,729	265,863	277,394
Total Assets	$1,213,400	$18,265	$265,863	$1,497,528

Liabilities:
Unpaid losses and loss adjustment expenses	$969,642	$6,066	$—	$975,708
Unearned premiums	229,579	24,059	—	253,638
Allowance for policy cancellations	—	32,775	—	32,775
Deferred ceding fees	11,962	—	—	11,962
Other liabilities	17,822	3,877	59,523	81,222
Total Liabilities	$1,229,005	$66,777	$59,523	$1,355,305

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

21. Condensed Quarterly Financial Data - Unaudited

The following tables summarize our quarterly financial data:

	2013 Quarters Ended
($ in thousands)	Mar 31	Jun 30	Sep 30	Dec 31
Total revenues	$29,822	$28,901	$32,502	$37,278
Total expenses	32,823	22,057	24,324	23,801
Income before income taxes	(3,001)	6,844	8,178	13,477

Income tax expense (benefit)	906	1,149	1,181	(449)
Net income	(3,907)	5,695	6,997	13,926

Basic earnings per share	$(0.11)	$0.17	$0.20	$0.41
Diluted earnings per share	(0.11)	0.17	0.20	0.41

	2012 Quarters Ended
($ in thousands)	Mar 31	Jun 30	Sep 30	Dec 31
Total revenues	$30,282	$29,930	$30,475	$31,436
Total expenses	35,744	22,657	21,591	21,594
Income before income taxes	(5,462)	7,273	8,884	9,842

Income tax expense (benefit)	1,350	1,534	800	971
Net income	(6,812)	5,739	8,084	8,871

Basic earnings per share	$(0.20)	$0.17	$0.24	$0.26
Diluted earnings per share	(0.20)	0.17	0.24	0.26

State National Companies, Inc.

Notes to Consolidated Financial Statements (continued)

22. Subsequent Events

On May 19, 2014, the company signed an amendment to alter certain provisions of the July 24, 2009 Alliance with CUNA.  The amendment, effective July 1, 2014, reduces CUNA’s quota share under the reinsurance agreement from 50% to 30% for all policies written on or after July 1, 2014.  In addition, the term of the Alliance was extended through July 31, 2018, with an automatic three-year renewal (subject to the right of either party to give notice of nonrenewal); the termination rights for each party were modified, and the purchase price calculation was modified.

In consideration of these changes, State National made two payments to CUNA on July 8, 2014.  The first payment of $14.8 million is not subject to any future adjustments.  The second payment of $3.0 million is subject to potential future adjustment based upon the net premium and loss ratio for the 12-month period ending June 30, 2015, with any payment adjustment due on August 7, 2015.

On June 25, 2014, the Company completed the sale of an aggregate of 31,050,000 shares of our common stock in a private placement exempt from registration under the Securities Act and received net proceeds of approximately $280.6 million.  Of the net proceeds from the private placement, the Company used approximately (i) $190.6 million to purchase 21,030,294 shares of common stock from certain of our shareholders pursuant to a stock redemption agreement entered into prior to the private placement, (ii) $17.8 million to make pre-tax payments to CUNA pursuant to the recent amendment of the alliance agreement and (iii) $50 million to contribute to the capital of our insurance subsidiaries.

Annual Schedules

State National Companies, Inc.
Parent Company Only

Consolidated Balance Sheets

($ in thousands, except for share information)

	December 31
	2013	2012
Assets
Cash and cash equivalents	$—	$—
Investment in subsidiaries	155,360	152,229
Total assets	$155,360	$152,229

Liabilities
Other payables, affiliate	$10,006	$10,007
Total liabilities	10,006	10,007

Shareholders’ equity
Common stock, $.001 par value (150,000,000 shares authorized, 40,627,200 shares issued, of which 6,450,304 are being held as treasury stock)	41	41
Additional paid-in capital	24,367	24,367
Retained earnings	128,830	121,414
Treasury stock (6,450,304 shares at cost)	(10,000)	(10,000)
Accumulated other comprehensive income	2,116	6,401
Total shareholders’ equity	145,354	142,222
Total liabilities and shareholders’ equity	$155,360	$152,229

State National Companies, Inc.
Parent Company Only

Consolidated Statements of Income

($ in thousands)

	Year Ended December 31,
	2013	2012	2011

Revenues:
Equity in earnings of subsidiaries	$22,711	$15,883	$27,907
Total revenues	22,711	15,883	27,907

Expenses:
General and administrative	—	1	1
Total expenses	—	1	1

Net income	$22,711	$15,882	$27,906

State National Companies, Inc.
Parent Company Only

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended December 31,
	2013	2012	2011

Operating activities:
Net income	$22,711	$15,882	$27,906
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(22,711)	(15,883)	(27,907)
Change in:
Other payables, affiliate	—	1	1
Net cash provided by operating activities	—	—	—

Investing activities:
Net cash provided by investing activities	—	—	—

Financing activities:
Distributions received	15,295	14,176	17,958
Dividends paid	(15,295)	(14,176)	(17,958)
Net cash provided by financing activities	—	—	—

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	$—	$—	$—

State National Companies, Inc.

Supplementary Insurance Information

December 31, 2013 ($ in thousands)	DAC	Loss and LAE Reserves	UPR	Earned Premium	Net Investment Income	Loss and LAE Incurred	DAC Amortization	General and Administrative Expenses	Net Written Premium
Program	$1	$1,009,068	$357,681	$(501)	$—	$465	$163	$11,010	$(1,018)
Lender	1,094	7,573	28,598	84,879	—	31,625	4,736	36,020	87,791
Corporate	—	—	—	—	4,901	—	—	16,590	—
Total	$1,095	$1,016,641	$386,279	$84,378	$4,901	$32,090	$4,899	$63,620	$86,773

December 31, 2012 ($ in thousands)	DAC	Loss and LAE Reserves	UPR	Earned Premium	Net Investment Income	Loss and LAE Incurred	DAC Amortization	General and Administrative Expenses	Net Written Premium
Program	$157	$969,642	$229,579	$1,600	$—	$3,062	$478	$9,316	$1,141
Lender	1,019	6,066	24,059	76,496	—	25,927	7,529	39,193	78,024
Corporate	—	—	—	—	5,525	—		16,345	—
Total	$1,176	$975,708	$253,638	$78,096	$5,525	$28,989	$8,007	$64,854	$79,165

December 31, 2011 ($ in thousands)	DAC	Loss and LAE Reserves	UPR	Earned Premium	Net Investment Income	Loss and LAE Incurred	DAC Amortization	General and Administrative Expenses	Net Written Premium
Program	$275	$800,245	$272,817	$2,571	$—	$714	$726	$7,785	$2,431
Lender	3,836	5,880	21,107	79,403	—	28,918	21,962	39,322	77,872
Corporate	—	—	—	—	6,217	—		6,176	—
Total	$4,111	$806,125	$293,924	$81,974	$6,217	$29,632	$22,688	$53,283	$80,303

State National Companies, Inc.

Supplementary Schedule of Allowance for Policy Cancellations

($ in thousands)	2013	2012	2011

Beginning balance	$32,775	$27,511	$27,646
Additions	165,030	132,408	120,911
Deductions	(160,940)	(128,881)	(122,068)
Prior year development	2,758	1,737	1,022
Ending balance	$39,623	$32,775	$27,511

Allowance for policy cancellations is established based on estimates of expected future policy cancellations associated with new business written. Deductions are made as policy cancellations occur and return premiums are paid in subsequent months.  The allowance for policy cancellations in 2013, 2012, and 2011 included upward revisions to prior year estimates of $2.8 million, $1.7 million, and $1.0 million, respectively. Because of the interplay between the allowance for policy cancellations and the related unearned premium reserve, changes in the allowance for policy cancellations are partially offset by related changes in the unearned premium reserve and amounts ceded to reinsurers. After taking into account the associated changes in unearned premium and amounts ceded to reinsurers, the net negative impact to the balance sheet and the corresponding reduction in net income from the revised estimates in each of the years ending December 31, 2013, 2012, and 2011 was approximately $1.6 million, $1.3 million, and $1.0 million, respectively.

State National Companies, Inc.

Condensed Consolidated Balance Sheets

($ in thousands, except for share and per share information)

	June 30	December 31
	2014	2013
	(Unaudited)
Assets
Investments:
Fixed-maturity securities — available-for-sale, at fair value (amortized cost - $185,175, $178,901, respectively)	$189,980	$180,954
Equity securities — available-for-sale, at fair value (cost — $1,360, $1,340, respectively)	2,426	2,301
Total investments	192,406	183,255

Cash and cash equivalents	125,548	69,431
Restricted cash and investments	6,725	6,800
Accounts receivable from agents, net	20,475	17,306
Reinsurance recoverable on paid losses	1,361	880
Deferred acquisition costs	918	1,095
Reinsurance recoverables	1,491,994	1,372,225
Property and equipment, net (includes land held for sale —$1,034, $1,034, respectively)	18,949	19,265
Interest receivable	1,319	1,333
Income taxes receivable	—	1,451
Deferred income taxes, net	25,042	3,728
Goodwill and intangible assets, net	7,294	7,906
Other assets	8,172	6,276
Total assets	$1,900,203	$1,690,951

State National Companies, Inc.

Condensed Consolidated Balance Sheets (continued)
($ in thousands, except for share and per share information)

	June 30	December 31
	2014	2013
	(Unaudited)
Liabilities
Unpaid losses and loss adjustment expenses	$1,076,235	$1,016,641
Unearned premiums	442,262	386,279
Allowance for policy cancellations	35,054	39,623
Deferred ceding fees	21,930	18,735
Accounts payable to agents	2,117	2,564
Accounts payable to insurance companies	4,383	5,285
Subordinated debentures	52,000	52,000
Income taxes payable	48	—
Other liabilities	40,795	24,370
Other payables, affiliate	—	100
Total liabilities	1,674,824	1,545,597

Shareholders’ equity
Common stock, $.001 par value (150,000,000 shares authorized; 44,208,602 and 40,627,200 shares issued at June 30, 2014 and December 31, 2013, respectively)	44	41
Preferred stock, $.001 par value (10,000,000 and zero shares authorized at June 30, 2014 and December 31, 2013, respectively; no shares issued and outstanding at June 30, 2014 and December 31, 2013)	—	—
Additional paid-in capital	218,605	24,367
Retained earnings	2,745	128,830
Treasury stock (zero and 6,450,304 shares at cost at June 30, 2014 and December 31, 2013, respectively)	—	(10,000)
Accumulated other comprehensive income	3,985	2,116
Total shareholders’ equity	225,379	145,354
Total liabilities and shareholders’ equity	$1,900,203	$1,690,951

See accompanying notes.

State National Companies, Inc.

Condensed Consolidated Statements of Income

(Unaudited)
($ in thousands, except for per share information)

	Six Months Ended
	June 30	June 30
	2014	2013
Revenues:
Premiums earned	$43,986	$39,482
Commission income	762	927
Ceding fees	20,858	13,695
Net investment income	2,218	2,419
Realized net investment gains	895	1,020
Other income	2,211	1,180
Total revenues	70,930	58,723

Expenses:
Losses and loss adjustment expenses	18,314	14,416
Commissions	1,229	1,620
Taxes, licenses, and fees	1,230	1,165
General and administrative	27,508	26,322
Founder special compensation	17,914	10,202
Offering-related expenses	7,129	—
Contract modification expense	17,800	—
Interest expense	1,148	1,155
Total expenses	92,272	54,880

Income (loss) before income taxes	(21,342)	3,843

Income taxes:
Current tax expense	3,753	1,908
Deferred tax (benefit) expense	(22,302)	147
	(18,549)	2,055
Net income (loss)	$(2,793)	$1,788

Net income (loss) per share attributable to common shareholders:
Basic earnings per share	$(0.08)	$0.05
Diluted earnings per share	(0.08)	0.05

Pro Forma:
Income tax (benefit) expense	$(8,047)	$1,466
Net income (loss)	(13,295)	2,377
Basic earnings per share	(0.39)	0.07
Diluted earnings per share	(0.39)	0.07

See accompanying notes.

State National Companies, Inc.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)
($ in thousands)

	Six Months Ended
	June 30	June 30
	2014	2013

Net income (loss)	$(2,793)	$1,788

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) during the period	3,594	(4,632)
Tax effect on unrealized holding gains (losses) during the period	(1,245)	1,576
Less: reclassification adjustments for realized gains included in net income	(737)	(901)
Tax effect on reclassification adjustments for realized gains included in net income	257	302
Other comprehensive income (loss)	1,869	(3,655)

Total comprehensive income (loss)	$(924)	$(1,867)

See accompanying notes.

State National Companies, Inc.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total

Balance at December 31, 2012	$41	$24,367	$121,414	$(10,000)	$6,401	$142,223
Dividends paid	—	—	(15,295)	—	—	(15,295)
Net income	—	—	22,711	—	—	22,711
Other comprehensive loss, net of tax	—	—	—	—	(4,285)	(4,285)
Balance at December 31, 2013	41	24,367	128,830	(10,000)	2,116	145,354
Retirement of treasury stock	(7)	(9,993)	—	10,000	—	—
Issuance of common stock	31	289,291	—	—	—	289,322
Costs directly attributable to issuance of common stock	—	(1,581)	—	—	—	(1,581)
Redemption of existing common stock	(21)	(190,574)	—	—	—	(190,595)
Stock-based compensation expense	—	43	—	—	—	43
Conversion from S corporation to C corporation tax status	—	107,052	(107,052)	—	—	—
Dividends paid	—	—	(16,240)	—	—	(16,240)
Net income (loss)	—	—	(2,793)	—	—	(2,793)
Other comprehensive income, net of tax	—	—	—	—	1,869	1,869
Balance at June 30, 2014	$44	$218,605	$2,745	$—	$3,985	$225,379

See accompanying notes.

State National Companies, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)
($ in thousands)

	Six Months Ended
	June 30	June 30
	2014	2013
Operating activities
Net cash used in operating activities	$(18,141)	$(6,447)

Investing activities
Purchase of investments	(27,865)	(21,707)
Proceeds from sale of investments	9,569	11,226
Proceeds from maturities and principal receipts	11,956	15,264
Proceeds from sale of short-term investments	—	12,491
Proceeds from maturities of short-term investments	—	2,000
Proceeds from dispositions of property and equipment	910	59
Purchase of property and equipment	(1,542)	(267)
Net cash provided by (used in) investing activities	(6,972)	19,066

Financing activities
Dividends paid	(16,240)	(10,982)
Proceeds from issuances of common stock	289,322	—
Costs directly attributable to issuance of common stock	(1,257)	—
Redemption of existing common stock	(190,595)	—
Net cash provided by (used in) financing activities	81,230	(10,982)

Net change in cash and cash equivalents	56,117	1,637
Cash and cash equivalents at beginning of period	69,431	35,079
Cash and cash equivalents at end of period	$125,548	$36,716

See accompanying notes.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

1. Summary of Significant Accounting Policies

Description of Business

State National Companies, Inc. (the Company) refers to a group of companies that conduct insurance-related activities along two major segments. One segment (the Company’s program services segment) involves the writing of “program business,” which includes books of business produced by general agents, for which the Company receives ceding fees. Substantially all of the risk associated with the program business is ceded to unaffiliated, highly rated reinsurance companies or other reinsurers that provide substantial collateral. A second segment (the Company’s lender services segment) involves the writing and insuring of lines of insurance marketed to lending institutions, primarily collateral protection insurance (CPI) policies.

Basis of Presentation

Our unaudited condensed consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include our accounts and the accounts of our subsidiaries. All significant intercompany accounts and those transactions have been eliminated in consolidation.  Certain footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission (SEC) for interim financial reporting. These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2013 and 2012.

The interim financial data as of June 30, 2014 and 2013 is unaudited. However, in the opinion of the Company’s management (Management), the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for fair statements of the results for the interim period. The results of operations for the period ended June 30, 2014 and 2013 are not necessarily indicative of the operating results to be expected for the full year.

Refer to “Summary of Significant Accounting Policies” in our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 for information on accounting policies that we consider critical in preparing our consolidated financial statements.

Estimates

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

Property, Equipment, and Depreciation

Property and equipment are recorded at cost and depreciated. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (ranging from two to twenty years). The Company changed its capitalization threshold as of January 1, 2014 from $1 thousand to $5 thousand per item. Gains and losses on the disposition of fixed assets are determined on a specific asset identification basis and are included in net income. Land held for sale is carried at fair value less expected selling costs.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

1. Summary of Significant Accounting Policies (continued)

Earnings Per Share

The computation of earnings per share is based upon the weighted average number of common shares outstanding during the period plus the effect of common shares potentially issuable (in periods in which they have a dilutive effect).  Earnings per share have been adjusted to reflect a 736 for 1 stock split in the form of a stock dividend on June 23, 2014.

Income Taxes

Historically, the Company had elected for its parent company to be taxed for federal income tax purposes as a “Subchapter S corporation” under the Internal Revenue Code.  On June 25, 2014, the Company completed a private offering of common stock which resulted in the termination of its Subchapter S corporation status.  Prior to this change in tax status, deferred income taxes were recorded only on the Company’s insurance subsidiaries (and their immediate parent) to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. All other entities included in the consolidated group filed under Subchapter S Corporation status; therefore, no provision for income taxes had been recorded for these entities.  The Company recorded a net deferred income tax benefit related to this change in tax status to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

For any uncertain tax positions not meeting the “more likely than not” recognition threshold, accounting standards require recognition, measurement, and disclosure in the financial statements. There were no uncertain tax positions at June 30, 2014 and December 31, 2013.

Pro Forma Financial Information

On June 25, 2014, the Company completed a private offering of common stock which resulted in the termination of its Subchapter S corporation status.  All of the Company’s entities are now considered C corporations. Pro forma amounts for income tax expense (benefit) and basic and diluted earnings per share for the six months ended June 30, 2014 and 2013 have been presented assuming the Company’s effective tax rate of 37.7% and 38.1% for the periods ended June 30, 2014 and 2013, respectively, as if all entities had been C Corporations during those periods.

Stock-based Compensation

Compensation expense for stock-based payments is recognized based on the measurement-date fair value for awards that will settle in shares.  Compensation expense for awards that are settled in equity are recognized on a straight line pro rata basis over the vesting period.  See Note 9 — “Stock-based Payments” for related disclosures.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In February 2013, the FASB issued an accounting update (ASU 2013-02) that requires additional disclosures for amounts reclassified out of accumulated other comprehensive income by component. Additionally, significant amounts reclassified out of accumulated other comprehensive income must be disclosed by the respective line items of net income either on the face of the statement where income is presented or in the notes to the financial statements only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. Amounts that are not required to be reclassified in their entirety to net income should be cross-referenced to other disclosures required under U.S. GAAP that provide additional detail about the amounts. The impact of this disclosure on the Company’s financial statements is minimal.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

2. Investments

The following table summarizes information on the amortized cost, gross unrealized gains and losses, and the fair value of investment securities by class:

June 30, 2014 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$11,283	$198	$(72)	$11,409
Government agency	2,351	70	(12)	2,409
State and municipality	36,196	1,018	(70)	37,144
Industrial and miscellaneous	58,449	2,871	(141)	61,179
Residential mortgage-backed	64,641	1,662	(1,010)	65,293
Commercial mortgage-backed	11,854	324	(31)	12,147
Redeemable preferred stock	401	—	(2)	399
Total fixed-maturity securities	185,175	6,143	(1,338)	189,980

Equity securities
Non-redeemable preferred stock	1,215	666	(2)	1,879
Common stock	145	402	—	547
Total equity securities	1,360	1,068	(2)	2,426
Total investments	$186,535	$7,211	$(1,340)	$192,406

December 31, 2013 ($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed-maturity securities
Government	$9,785	$216	$(146)	$9,855
Government agency	2,803	66	(29)	2,840
State and municipality	40,823	919	(557)	41,185
Industrial and miscellaneous	51,005	2,113	(460)	52,658
Residential mortgage-backed	65,622	1,397	(1,685)	65,334
Commercial mortgage-backed	8,462	276	(67)	8,671
Redeemable preferred stock	401	10	—	411
Total fixed-maturity securities	178,901	4,997	(2,944)	180,954

Equity securities
Non-redeemable preferred stock	1,191	614	(3)	1,802
Common stock	149	350	—	499
Total equity securities	1,340	964	(3)	2,301
Total investments	$180,241	$5,961	$(2,947)	$183,255

Investment securities are exposed to various risks such as interest rate, market, and credit risk. Fair values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio fair value in the near term.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

2. Investments (continued)

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
June 30, 2014 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$526	$(1)	$3,095	$(71)	$3,621	$(72)
Government agency	—	—	692	(12)	692	(12)
State and municipality	2,053	(14)	4,896	(56)	6,949	(70)
Industrial and miscellaneous	3,813	(78)	3,219	(63)	7,032	(141)
Residential mortgage-backed	2,206	(39)	22,744	(971)	24,950	(1,010)
Commercial mortgage-backed	1,081	(3)	680	(28)	1,761	(31)
Redeemable Preferred Stock	399	(2)	—	—	399	(2)
Total fixed-maturity securities	10,078	(137)	35,326	(1,201)	45,404	(1,338)

Equity securities
Non-redeemable preferred stock	—	—	169	(2)	169	(2)
Total equity securities	—	—	169	(2)	169	(2)
	$10,078	$(137)	$35,495	$(1,203)	$45,573	$(1,340)

	Less than 12 Months		12 Months or More		Total
December 31, 2013 ($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Fixed-maturity securities
Government	$4,313	$(146)	$—	$—	$4,313	$(146)
Government agency	686	(29)	—	—	686	(29)
State and municipality	17,046	(557)	—	—	17,046	(557)
Industrial and miscellaneous	12,896	(424)	1,424	(36)	14,320	(460)
Residential mortgage-backed	28,564	(934)	9,392	(751)	37,956	(1,685)
Commercial mortgage-backed	1,945	(67)	—	—	1,945	(67)
Total fixed-maturity securities	65,450	(2,157)	10,816	(787)	76,266	(2,944)

Equity securities
Non-redeemable preferred stock	—	—	168	(3)	168	(3)
Total equity securities	—	—	168	(3)	168	(3)
	$65,450	$(2,157)	$10,984	$(790)	$76,434	$(2,947)

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

2. Investments (continued)

The determination that a security has incurred an other-than-temporary decline in fair value and the associated amount of any loss recognition requires the judgment of Management and a continual review of its investments. Management reviewed all securities with unrealized losses in accordance with the Company’s impairment policy described in Note 1 — “Summary of Significant Accounting Policies” in our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.  Management believes that the temporary impairments are primarily the result of interest rate fluctuations, current conditions in the capital markets, and the impact of those conditions on market liquidity and prices. There are 86 securities in an unrealized loss position at June 30, 2014. Over 90% of these investments are investment-grade at June 30, 2014. The Company does not intend to sell the securities, and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost. Management has the intent and ability to hold the equity securities in an unrealized loss position until the recovery of their fair value. Therefore, Management does not consider these investments to be other-than-temporarily impaired at June 30, 2014.

Proceeds from sales of investments in fixed-maturity, equity and short-term securities through June 30, 2014 and 2013 were $9.6 million and $23.7 million, respectively.

The following table presents the Company’s gross realized gains (losses) for the periods ended June 30:

	Six Months Ended
	June 30	June 30
($ in thousands)	2014	2013
Realized gains:
Fixed-maturity securities	$890	$1,122
Equity securities	29	4
Gross realized gains	919	1,126
Realized losses:
Fixed-maturity securities	(22)	(36)
Equity securities	(2)	—
Other-than-temporary impairment losses on fixed-maturity securities	—	(70)
Gross realized losses	(24)	(106)
Net realized investment gains	$895	$1,020

For the period ending June 30, 2014, the Company had two non-cash exchanges of an investment security. Non-cash consideration received for these exchanges is $794 thousand.  Gains of $264 thousand are recognized on these exchanges and are reflected in the “Realized net investment gains” balance shown on the condensed consolidated statements of income.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

2. Investments (continued)

The following schedule details the maturities of the Company’s fixed-maturity securities, available-for-sale, as of June 30, 2014:

($ in thousands)	Amortized Cost	Fair Value

Due in one year or less	$13,161	$13,410
Due after one year through five years	43,784	45,540
Due after five years through ten years	45,866	47,203
Due after ten years	5,869	6,387
Residential mortgage-backed securities	64,641	65,293
Commercial mortgage-backed securities	11,854	12,147
	$185,175	$189,980

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

The Company’s investment portfolio includes $1.3 million of mortgage-backed securities collateralized by subprime residential loans, which represent approximately 0.66% of the Company’s total investments as of June 30, 2014. The Company does not hold any mortgage derivatives.

Net investment income for the periods ended June 30, consists of the following:

	Six Months Ended
	June 30	June 30
($ in thousands)	2014	2013

Interest on investments	$2,400	$2,545
Dividends	61	73
Gross investment income	2,461	2,618
Investment expenses	(243)	(199)
Net investment income	$2,218	$2,419

The Company’s insurance subsidiaries, State National Insurance Company, Inc. (SNIC), National Specialty Insurance Company (NSIC) and United Specialty Insurance Company (USIC) are required to maintain deposits in various states where they are licensed to operate. These deposits are comprised of certificates of deposit and bonds at fair values totaling $37.1 million and $28.8 million at June 30, 2014 and December 31, 2013, respectively.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

3. Goodwill and Intangible Assets

Goodwill and intangible assets totaled $7.3 million at June 30, 2014.  Goodwill of $2.6 million is attributable to our Program segment and Lender segment totaling $2.1 million and $450 thousand, respectively.  Definite-lived intangible assets total $4.7 million, net of amortization, as of June 30, 2014 and are attributable to our Lender segment.

Annual impairment testing was performed on goodwill during 2013 and based upon this review no impairments were recognized.  In addition, as of June 30, 2014 there were no triggering events that occurred that would suggest an updated review was necessary.  Customer relationships/lists and non-compete agreements are amortized based on discounted cash flow estimates over their expected useful lives of 15 years and five to nine years, respectively.

4. Income Tax Provision

The Company computes its provision for income taxes in interim periods by applying its estimated annual effective tax rate against income before income tax expense for the period. In addition, non-recurring or discrete items are recorded during the period in which they occur. The magnitude of the impact that discrete items have on the Company’s quarterly effective tax rate is dependent on the level of income in the period. In the second quarter of 2014, the Company revised its estimated annual effective tax rate to reflect a change in the federal statutory rate from 34.3% to 35%, effective January 1, 2014. During 2013, the Company computed its income tax provision using a 34.3% federal statutory tax rate as its taxable income was within the graduated rates of 34.0% to 35.0%. Prior to June 25, 2014, such a provision only applied to the Company’s insurance subsidiaries and their parent company, State National Intermediate Holdings, Inc. (SNIH). The Company’s other entities, including the ultimate parent company, previously qualified for Subchapter S Corporation status for federal income tax purposes. On June 25, 2014, the Company completed a private offering of common stock which resulted in the termination of its Subchapter S corporation status. As a result, the Company is taxed as a C corporation and the Company has recorded a net deferred income tax benefit related to this change in tax status. This benefit is the result of eliminating in consolidation a number of deferred tax liabilities which were related to intercompany transactions and contract modification expense. A reconciliation of federal income tax expense computed by applying the federal statutory tax rate to income (loss) before federal income tax expense for the periods ended June 30 follows. The “exclusion of Subchapter S income” reflects the effect of the lack of income tax expense recorded for the Subchapter S entities for the year-to-date periods ended June 25, 2014 and June 30, 2013.

	2014		2013
($ in thousands)	Amount	Effective Tax Rate	Amount	Effective Tax Rate

Expected tax expense (benefit)	$(7,469)	35.0%	$1,318	34.3%
Exclusion of Subchapter S income	8,443	(39.6)	588	15.3
Change in tax status	(19,530)	91.5	—	—
Change in federal statutory rate	(76)	0.4	—	—
Tax-exempt income	(58)	0.3	(129)	(3.4)
State income taxes	128	(0.6)	260	6.8
Other	13	(0.1)	18	0.5
Total income tax expense (benefit)	$(18,549)	86.9%	$2,055	53.5%

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

5. Reinsurance

Through unaffiliated general agents, SNIC, NSIC, and USIC write primarily auto and commercial lines of business. This business is written pursuant to quota share and excess of loss reinsurance contracts and general agency agreements that are tripartite agreements executed by SNIC, NSIC, or USIC, the reinsurer, and the general agent. Substantially all of the risk associated with this business is borne by the reinsurer.

SNIC, NSIC, and USIC remain liable for unearned premiums and unpaid losses and loss adjustment expenses with respect to reinsurance ceded should the reinsurer be unable to meet its obligations. Management considers the possibility of a reinsurer becoming unable to meet its obligations as remote due to the reinsurers’ financial stability, A.M. Best Company rating, size, security funds available, and other factors as appropriate. Following is a summary of these balances:

	June 30	December 31
($ in thousands)	2014	2013

Ceded unearned premiums	$424,628	$365,333
Ceded loss and loss adjustment expense reserves	1,067,366	1,006,892
Total reinsurance recoverables	1,491,994	1,372,225
Secured reinsurance recoverables	(1,125,792)	(1,014,947)
Unsecured reinsurance recoverables	$366,202	$357,278

6. Fair Value Measurements

Assets and liabilities reported in the condensed consolidated financial statements at fair value are required to be classified according to a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into three levels. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities.

(Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Level 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

•                  Level 1: Inputs are quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

•                  Level 2: Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. These inputs include market interest rates and volatilities, spreads, and yield curves.

•                  Level 3: Inputs are unobservable. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

6. Fair Value Measurements (continued)

A description of the Company’s valuation techniques used to measure its assets at fair value is as follows:

•                  Available-for-sale, fixed-maturity securities: All fixed-maturity investments are currently reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from either an independent pricing service using quoted prices or from its third-party investment managers. These Level 2 inputs are valued by either the pricing service or the investment managers utilizing observable data that may include dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus, prepayment speeds, credit information, and the security’s terms and conditions, among other things. Management has reviewed the processes used by the pricing services and has determined that they result in fair values consistent with requirements of ASC 820 for Level 2 investment securities.

•                  Available-for-sale equity securities: Equity securities are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service using quoted prices or from its third-party investment managers.

Based on an analysis of the inputs, the Company’s investments measured at fair value on a recurring basis have been categorized as follows:

June 30, 2014
($ in thousands)	Level 1	Level 2	Level 3	Total

Fixed-maturity securities
Government	$—	$11,409	$—	$11,409
Government agency	—	2,409	—	2,409
State and municipality	—	37,144	—	37,144
Industrial and miscellaneous	—	61,179	—	61,179
Residential mortgage-backed	—	65,293	—	65,293
Commercial mortgage-backed	—	12,147	—	12,147
Redeemable preferred stock	—	399	—	399
Total fixed-maturity securities	—	189,980	—	189,980

Equity securities
Non-redeemable preferred stock	—	1,879	—	1,879
Common stock	—	547	—	547
Total equity securities	—	2,426	—	2,426
	$—	$192,406	$—	$192,406

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

6. Fair Value Measurements (continued)

December 31, 2013
($ in thousands)	Level 1	Level 2	Level 3	Total

Fixed-maturity securities
Government	$—	$9,855	$—	$9,855
Government agency	—	2,840	—	2,840
State and municipality	—	41,185	—	41,185
Industrial and miscellaneous	—	52,658	—	52,658
Residential mortgage-backed	—	65,334	—	65,334
Commercial mortgage-backed	—	8,671	—	8,671
Redeemable preferred stock	—	411	—	411
Total fixed-maturity securities	—	180,954	—	180,954

Equity securities
Non-redeemable preferred stock	—	1,802	—	1,802
Common stock	—	499	—	499
Total equity securities	—	2,301	—	2,301
	$—	$183,255	$—	$183,255

There was no Level 3 activity including gains or losses recognized purchases, or sales transaction during the periods ending June 30, 2014 and 2013.

Transfers between levels are recognized at the end of the reporting period. There were no transfers between Level 1, Level 2, and Level 3 at June 30, 2014 and 2013.

7. 401(k) Profit-Sharing Plan and Trust

The Company has a 401(k) profit-sharing plan for employees that covers substantially all officers and employees who are at least 18 years of age. The Company is required to make a matching contribution of 50% of employees’ contributions, limited to 6% of eligible employees’ compensation. Also, the Company may make additional matching and profit-sharing contributions that are discretionary and are determined at the end of each plan year. The employer contribution expense included in general and administrative expenses was $624 thousand and $573 thousand for the six months ended June 30, 2014 and 2013, respectively.

8. Comprehensive Income

Total comprehensive income for the period ended June 30, 2014 is reported in the Company’s condensed consolidated statements of shareholders’ equity. Total accumulated other comprehensive income is reported in the Company’s condensed consolidated balance sheets. Total accumulated other comprehensive income was $4 million and $2.1 million as of June 30, 2014 and December 31, 2013, respectively, and solely comprised of unrealized gains and losses on available-for-sale securities, net of federal income taxes.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

8. Comprehensive Income (continued)

The components of other comprehensive income for the six months ended are as follows:

June 30, 2014 ($ in thousands)	Gross Amount	Tax Effect	Net Amount

Unrealized gains arising during the period	$3,594	$1,245	$2,349
Reclassification for securities sold or impaired during the period	(737)	(257)	(480)
Net unrealized gains arising during the period	2,857	988	1,869
Other comprehensive income	$2,857	$988	$1,869

June 30, 2013 ($ in thousands)	Gross Amount	Tax Effect	Net Amount

Unrealized losses arising during the period	$(4,632)	$(1,576)	$(3,056)
Reclassification for securities sold or impaired during the period	(901)	(302)	(599)
Net unrealized losses arising during the period	(5,533)	(1,878)	(3,655)
Other comprehensive income (loss)	$(5,533)	$(1,878)	$(3,655)

9. Stock-based Payments

On May 29, 2014, the Company’s shareholders approved the 2014 Long-Term Incentive Plan (2014 Plan), which provides for an aggregate of 4.4 million shares of our common stock that may be issued to employees and non-employee directors. Awards under the 2014 Plan may be in the form of stock options (including incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-statutory stock options), restricted stock, restricted stock units, stock appreciation rights and performance units.  Upon completion of the private placement, the Company made grants of non-qualified stock options to our executive officers and certain employees to purchase an aggregate of 2,783,873 shares of our common stock.  In addition to the grants of non-qualified stock options, the Company made grants of 12,000 shares of restricted stock to our non-employee directors.  These non-qualified stock options and restricted stock grants are classified as equity based awards and will be recognized on a straight-line basis over the vesting period of 3 years and 1 year, respectively.

The fair value of each stock option grant is established on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions.  The expected volatility is 32.96%, based on historical volatility of similar entities that are publicly traded for a period equal to the expected term. The estimated term of the options, all of which expire ten years after the grant date, is 5.5 years based on expected behavior of the group of option holders. The assumed risk-free interest rate is 1.85%, based on rates for U.S. Treasury Notes with maturity dates corresponding to the estimated term of the options on the date of grant.  The assumed dividend yield was 0.40% and no forfeitures are expected.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

10. Concentration of Risk

The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of these institutions regularly, and Management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

A significant portion of the Company’s writings occurs in California, New York, Texas, Florida and North Carolina. Three customers comprised approximately 7% of the Company’s CPI writings at June 30, 2014. Three reinsurers represent 51% of the Company’s unsecured ceded balances at June 30, 2014.

11. Commitments and Contingencies

The Company is involved in various legal proceedings incidental to its normal business activities. Management of the Company does not anticipate that the outcome of such legal actions will have a material effect on the Company’s condensed consolidated financial position or results of operations.

SNIC, NSIC, and USIC are subject to assessments from various insurance regulatory agencies related to insurance company insolvencies. Management is not aware of any material assessments for which notice has not yet been received. However, to the extent that such assessments are made, the Company has the contractual right to recover these amounts from the underlying reinsurers.

In July 2009, the Company formed a Collateral Protection Alliance (the Alliance) with CUMIS Insurance Society, Inc., a subsidiary of CUNA, to administer and write CPI business for their customers. The Alliance includes an agency agreement and a reinsurance agreement whereby the Company cedes 50% of the business back to CUNA. The Company did not account for the Alliance as a business combination because it did not result in a change of control. In connection with the Alliance, the Company has a purchase option and CUNA has a put option, whereby the Company is obligated to purchase CUNA’s right to participate in future program business in the event of termination of the Alliance at a specified price.

On May 19, 2014, the company signed an amendment to alter certain provisions of the July 24, 2009 Alliance with CUNA related to the Company’s collateral protection business.  The amendment, effective July 1, 2014, reduces CUNA’s quota share under the reinsurance agreement from 50% to 30% for all policies written on or after July 1, 2014.  In addition, the term of the Alliance was extended through July 31, 2018, with an automatic three-year renewal (subject to the right of either party to give notice of nonrenewal); the termination rights for each party were modified, and the purchase price calculation was modified.

In consideration of these changes, State National accrued the expense of $17.8 million as of June 30, 2014 and made two payments to CUNA on July 8, 2014.  The first payment of $14.8 million is not subject to any future adjustments.  The second payment of $3.0 million is subject to potential future adjustment based upon the net premium and loss ratio for the 12-month period ending June 30, 2015, with any payment adjustment due on August 7, 2015.

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

12. Earnings Per Share

We have adopted the provisions of ASC 260, “Earnings Per Share,” requiring presentation of both basic and diluted earnings per share. Earnings per share have been adjusted to reflect a 736 for one stock split in the form of a stock dividend on June 23, 2014.  A reconciliation of the numerators and denominators of the basic and diluted per share calculations is presented below:

	Six Months Ended
	June 30	June 30
($ in thousands, except for per share amounts)	2014	2013

Numerator for both basic and diluted earnings per share:
Net income (loss)	$(2,793)	$1,788

Denominator for both basic and diluted earnings per share:
Weighted-average common shares outstanding	34,455,221	34,176,896
Weighted-average common shares outstanding and potential common shares outstanding	34,455,221	34,176,896

State National Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited, continued)

13. Segment Information

The following is business segment information for the periods ended June 30, 2014 and 2013:

	Six Months Ended
	June 30	June 30
($ in thousands)	2014	2013
Revenues:
Program	$20,842	$13,145
Lender	45,384	41,485
Corporate	4,704	4,093
Consolidated Revenues	$70,930	$58,723

Income (loss) before income taxes:
Program	$15,793	$8,710
Lender	(12,622)	5,543
Corporate	(24,513)	(10,410)
Consolidated Income (loss) before income taxes	$(21,342)	$3,843

The following tables summarize the financial assets of the Company’s segments as of June 30, 2014 and December 31, 2013:

	June 30	December 31
($ in thousands)	2014	2013
Assets:
Program	$1,513,980	$1,389,595
Lender	18,905	19,659
Corporate	367,318	281,697
	$1,900,203	$1,690,951

14. Common Stock

On June 25, 2014, the Company completed the sale of an aggregate of 31,050,000 shares of our common stock in a private placement exempt from registration under the Securities Act and received net proceeds of approximately $280.6 million.  Of the net proceeds from the private placement, the Company used approximately (i) $190.6 million to purchase 21,030,294 shares of common stock from certain of our shareholders pursuant to a stock redemption agreement entered into prior to the private placement, (ii) $17.8 million to make pre-tax payments to CUNA pursuant to a recent amendment of the alliance agreement (See Note 11 — “Commitments and Contingencies”) and (iii) $50 million to contribute to the capital of our insurance subsidiaries.

15. Subsequent Events

On July 15, 2014, the Company filed a registration statement with the United States Securities and Exchange Commission. On September 12, 2014 and October 3, 2014, the Company filed an amendment to the registration statement for the resale of up to an aggregate of 30,578,500 shares of the Company’s common stock.

On October 1, 2014, the Company committed to purchase a portion of its outstanding subordinated debentures.  Subordinated debentures with a carrying value of $7.5 million will be purchased for $6.75 million on or before October 9, 2014.  The debentures were issued on May 15, 2003 with an original maturity of May 15, 2033 and currently accrue interest at LIBOR plus 4.10%.  This transaction will result in a gain of approximately $610 thousand after deducting the unamortized portion of the initial issuance costs from the difference in the par value and the purchase price.

You may rely only on the information contained in this prospectus or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making an offer to sell, or are soliciting an offer to buy, these securities in any circumstances in which such offer or solicitation is unlawful. The information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that the information contained in this prospectus is correct as of any time after its date.

Up to 30,578,500 Shares of Common Stock

PROSPECTUS

             , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The table below sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered.  All amounts are estimated, except for the SEC registration fee.  All costs and expenses are payable by us.

SEC Registration Fee	$41,350
Printer Expenses	$150,000
FINRA Filing Fee	$49,400
NASDAQ Listing Fee	$150,000
Legal Fees and Expenses	$200,000
Accounting Fees and Expenses	$450,000
Blue Sky Fees and Expenses	$2,500
Miscellaneous Expenses	$20,000
Total	$1,063,250

Item 14.  Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation to grant, indemnity to officers, directors and other corporate agents in connection with certain legal proceedings and permits a corporation to include in its charter documents and agreements between the corporation and its officers, directors and other corporate agents, provisions expanding the scope of indemnification beyond that specifically provided for by Section 145.

Our charter provides that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

The foregoing statements are subject to the detailed provisions of the DGCL and the full text of our charter, which is filed as Exhibit 3.1 hereto.

In addition, we intend to enter into separate indemnification agreements with our current and future directors and executive officers which will require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers.  We also maintain director and officer liability insurance.

These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold by State National during the past three years (after giving effect to the 736 for 1 stock split effected prior to the completion of the private placement):

1.  On June 25, 2014, we completed the sale of an aggregate of 31,050,000 shares of our common stock in a private placement at an offering price of $10.00 per share, except for 575,000 shares that were sold to FBR Capital Markets & Co., or FBR, and an affiliate of FBR at a price per share of $9.30, representing the offering price per share sold to other investors less the amount of the initial purchaser’s discount or placement agent fee per share in the private placement.  FBR acted as the initial purchaser of many of the shares sold in the private placement. FBR resold the shares it purchased as initial purchaser to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act, or to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act.  The remainder of the shares of common stock were offered by us pursuant to a private placement with FBR acting as placement agent, pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, to “accredited investors” as defined in Rule 501 under the Securities Act.

2.  On June 25, 2014, we granted stock options to our officers covering an aggregate of 2,783,873 shares of our common stock with an exercise price of $10.00 and also granted 12,000 shares of restricted stock to our non-employee directors.

3.  On July 9, 2014, we issued 38,500 shares of common stock under our 2014 Stock Incentive Plan to certain of our employees.

The issuances of the options and the restricted stock described in Paragraphs 2 and 3 above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act and in the case of the securities described in Paragraph 1 above, Section 4(a)(2) of the Securities Act and Rule 144A, Regulation S and Regulation D thereunder. The recipients of securities in each transaction exempt under Section 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate restrictions were affixed to the shares issued in each such transaction. The sales of these securities were made without general solicitation or advertising.

Item 16.  Exhibits and Financial Statement Schedules.

(a) List of Exhibits.  See the Exhibit Index filed as part of this Registration Statement.

(b) Financial Statement Schedules.  The consolidated financial statements filed as a part of this Registration Statement include the financial schedules listed in the index to the consolidated financial statements.

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)  That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bedford, State of Texas, on October 3, 2014.

STATE NATIONAL COMPANIES, INC.

By:	/s/ Terry Ledbetter
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Terry Ledbetter	Chairman, President and Chief Executive Officer (principal executive officer)	October 3, 2014
Terry Ledbetter

*	Executive Vice President, Chief Operating Officer and Chief Financial Officer (principal financial officer and principal accounting officer)	October 3, 2014
David Hale

*	Director	October 3, 2014
Gene Becker

*	Director	October 3, 2014
Marsha Cameron

*	Director	October 3, 2014
David King

*	Director	October 3, 2014
Fred Reichelt

/s/ Terry Ledbetter

* Signed by Terry Ledbetter as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1*	Amended and Restated Certificate of Incorporation of the Company

3.2*	Amended and Restated Bylaws of the Company

4.1+	Form of Common Stock Certificate of the Company

4.2*	Registration Rights Agreement, dated as of June 25, 2014, by and among the Company, FBR Capital Markets & Co. and the other parties thereto

5.1*	Opinion of Locke Lord LLP

10.1*

Collateral Protection Alliance Agreement, by and between CUMIS Insurance Society, Inc. and State National Insurance Company, Inc., dated July 24, 2009, as amended by that certain First Amendment to Collateral Protection Alliance Agreement dated June 18, 2010, by that certain Second Amendment to Collateral Protection Alliance Agreement dated July 15, 2011, and by that certain Third Amendment to Collateral Protection Alliance Agreement dated May 2014

10.2*

Indenture, by and between T.B.A. Insurance Group, Ltd., a Texas limited partnership, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association organized under the laws of the United States of America, dated December 4, 2002

10.3*

Indenture, by and between T.B.A. Insurance Group, Ltd., a Texas limited partnership, and U.S. Bank National Association, a national banking organization organized under the laws of the United States of America, dated May 15, 2003

10.4*	Indenture, by and between T.B.A. Insurance Group, Ltd., a Texas limited partnership, and Wilmington Trust Company, a Delaware banking corporation, dated December 16, 2003

10.5*	Indenture, by and between T.B.A. Insurance Group, Ltd., a Texas limited partnership, and Wilmington Trust Company, a Delaware banking corporation, dated May 26, 2004

10.6*	Severance Agreement, dated May 20, 2014, by and between T.B.A. Insurance Group, Ltd. and David Hale

10.7*	Severance Agreement, dated May 20, 2014, by and between T.B.A. Insurance Group, Ltd. and Terry Ledbetter

10.8*	Separation and Consulting Agreement, dated as of May 20, 2014, by and between T.B.A. Insurance Group, Ltd. and Lonnie Ledbetter

10.9*	Bonus Agreement, dated May 20, 2014, by and between T.B.A. Insurance Group, Ltd. and David Hale

10.10*

Cash Performance Bonus Opportunity Agreement, dated as of June 1, 2013, by and between T.B.A. Insurance Group, Ltd. and David Hale, as amended by that certain Amendment to Cash Performance Bonus Opportunity Agreement dated May 20, 2014

10.11*	2014 Long-Term Incentive Plan of the Company

10.12*	Form of 2014 Long-Term Incentive Plan Stock Option Award Agreement

10.13*	Second Form of 2014 Long-Term Incentive Plan Stock Option Award Agreement

10.14*	Form of 2014 Long-Term Incentive Plan Restricted Stock Award Agreement

10.15+	Form of Indemnification Agreement for Directors and Certain Officers

21.1*	List of subsidiaries of the Company

23.1	Consent of Ernst & Young LLP

24.1*	Power of Attorney (included on signature page)

99.1*	Form of Lock-Up Agreement

*	Previously filed
+	To be filed by amendment